Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217277

PROSPECTUS

Quorum Health Corporation

Offers to Exchange

up to $400,000,000 in aggregate principal amount of 11.625% Senior Notes due 2023 (the “Exchange Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all outstanding unregistered 11.625% Senior Notes due 2023 (the “Initial Notes”).

We refer to this offer to exchange as the “exchange offer.”

As with the Initial Notes, the Exchange Notes will be, jointly and severally, unconditionally guaranteed on a senior unsecured basis by Quorum Health Corporation (“Issuer”) and certain of our current and future subsidiaries.

The Initial Notes sold pursuant to Rule 144A under the Securities Act bear the CUSIP number 74909EAA4, and the Initial Notes sold pursuant to Regulation S under the Securities Act bear the CUSIP number U7490CAA0.

Terms of the Exchange Offer

•	The exchange offer will expire at 5:00 p.m., New York City time, on May 17, 2017, unless extended.

•	You may withdraw your tender of Initial Notes any time before the expiration of the exchange offer.

•	We will exchange all Initial Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer for an equal principal amount of Exchange Notes.

•	If you fail to tender your Initial Notes, your Initial Notes will continue to be subject to restrictions on transfer.

•	We will not receive any proceeds from the exchange offer.

•	The Exchange Notes are substantially identical to the Initial Notes, except the Exchange Notes are registered under the Securities Act and the transfer restrictions and certain additional interest provisions applicable to the Initial Notes will not apply to the Exchange Notes.

•	The exchange of Initial Notes for the Exchange Notes should not be a taxable exchange for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

For a discussion of the specific risks that you should consider before tendering your outstanding Initial Notes in the exchange offer, see “Risk Factors” beginning on page 11 of this prospectus.

There is no established trading market for the Initial Notes or the Exchange Notes. We do not intend to list the Exchange Notes on any securities exchange or seek approval for quotation through any automated trading system.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuer has agreed that, for a period of 180 days after the “expiration date” (as defined herein), it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2017

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or an offer to sell any securities offered hereby in any jurisdiction where, or to any person whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or issuing the Exchange Notes.

You may also obtain this information without charge by writing or telephoning us at the following address and telephone number:

Quorum Health Corporation 1573 Mallory Lane

Brentwood, Tennessee 37027

Attention: Investor Relations (615) 221-1400.

In order to ensure timely delivery of the documents, you must make your request to us no later than May 10, 2017. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended.

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INDUSTRY AND MARKET DATA

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry and government publications and surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding any such data, forecasts and information presented herein, you should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which involve risks and uncertainties. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “thinks,” and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	general economic and business conditions, both nationally and in the regions in which we operate;

•	risks associated with our substantial indebtedness, leverage and debt service obligations, including our ability comply with our debt covenants including the amendment to our senior credit facility;

•	the ability to achieve the anticipated benefits of the spin-off (the “Spin-off”) from Community Health Systems, Inc. (“CHS,” or “Parent” when referring to the carve-out period prior to April 29, 2016) of 38 hospitals, affiliated outpatient service facilities and Quorum Health Resources (“QHR”);

•	the impact of the 2016 federal elections, which may lead to the repeal of or significant changes to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”), their implementation or their interpretation, as well as changes in other federal, state or local laws or regulations affecting the healthcare industry;

•	the extent to which states support or implement changes to Medicaid programs, implement health insurance exchanges (“Exchanges”) or alter the provision of healthcare to state residents through regulation or otherwise;

•	the extent of which regulatory and economic changes occur in Illinois, where a material portion of our revenues are concentrated:

•	the success and long-term viability of Exchanges, which may be impacted by whether a sufficient number of payors participate, as well as the impact of the 2016 federal elections on the Health Reform Laws;

•	demographic changes;

•	the failure to comply with governmental regulations;

•	the impact of certain outsourcing functions, and the ability of CHS, as provider of our billing and collection services pursuant to the transition services agreements to timely and appropriately bill and collect;

•	the potential adverse impact of known and unknown government investigations, internal investigations, investor demands for investigation, audits, and federal and state false claims act litigation and other legal proceedings, including the recent shareholder litigation against our company and certain of our officers and threats of litigation, as well as the significant costs and attention from management required to address such matters;

•	our ability, where appropriate, to enter into, maintain and comply with provider arrangements with payors and the terms of these arrangements, which may be further impacted by the increasing consolidation of health insurers and managed care companies;

•	changes in reimbursement rates paid by federal or state healthcare programs, including Medicare and Medicaid, or commercial payors, and the timeliness of reimbursement payments:

•	any potential impairments in the carrying values of long-lived assets and goodwill or the shortening of the useful lives of long-lived assets;

•	the effects related to the continued implementation of the sequestration spending reductions and the potential for future deficit reduction legislation;

•	increases in the amount and risk of collectability of patient accounts receivable, including lower collectability levels which may result from, among other things, self-pay growth in states that have not expanded Medicaid and difficulties in collecting payments for which patients are responsible, including co-pays and deductibles;

•	the efforts of healthcare insurers, providers and others to contain healthcare costs, including the trend toward treatment of patients in less acute or specialty healthcare settings and the increased emphasis on value-based purchasing;

•	our ongoing ability to demonstrate meaningful use of certified electronic health records (“EHR”) technology and recognize income for the related Medicare or Medicaid incentive payments, to the extent such payments have not expired;

•	increases in wages as a result of inflation or competition for highly technical positions and rising medical supply and drug costs due to market pressure from pharmaceutical companies and new product releases;

•	liabilities and other claims asserted against us, including self-insured malpractice claims;

•	competition;

•	our ability to attract and retain, at reasonable employment costs, qualified personnel, key management, physicians, nurses and other healthcare workers;

•	changes in medical or other technology;

•	changes in U.S. generally accepted accounting principles, including the impacts of adopting newly issued accounting standards;

•	the availability and terms of capital to fund additional acquisitions or replacement facilities or other capital expenditures;

•	our ability to successfully make acquisitions or complete divestitures and the timing thereof, our ability to complete any such acquisitions or divestitures on desired terms or at all, and our ability to realize the intended benefits from any such acquisitions or divestitures;

•	the impact of seasonal or severe weather conditions or earthquakes;

•	our ability to obtain adequate levels of professional, general liability and workers’ compensation insurance;

•	the effects related to outbreaks of infectious diseases;

•	the impact of external, criminal cyber-attacks or security breaches;

•	our ability to manage effectively our arrangements with third-party vendors for key non-clinical business functions and services;

•	our ability to maintain certain accreditations at our existing facilities and any future facilities we may acquire; and

•	the risk factors included in the section of this prospectus entitled “Risk Factors.”

Although we believe that these forward-looking statements are based upon reasonable assumptions, these assumptions are inherently subject to significant regulatory, economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and may be beyond our control. Accordingly, we cannot give any assurance that our expectations will in fact occur and caution that actual results may differ materially from those in the forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this filing. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

The following summary contains important information about us and the exchange offer but may not contain all information that may be important to you in making a decision to tender your Initial Notes. For a more complete understanding of our company and the exchange offer, we urge you to read carefully this entire prospectus, including the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and the financial statements (including the accompanying notes) appearing elsewhere in this prospectus.

Unless otherwise indicated or the context requires otherwise, references in this prospectus to “QHC,” “we,” “our,” “us” and the “Company” refer to Quorum Health Corporation, a corporation organized under Delaware law, and its consolidated subsidiaries. References to the “Issuer” refer to Quorum Health Corporation alone. All references in this prospectus to our financial statements, financial data and operating data refer to such data on a consolidated and combined basis unless otherwise noted. For a definition of consolidated and combined basis, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” appearing elsewhere in this prospectus.

Our Company

Our principal business is to provide hospital and outpatient healthcare services in our markets across the United States. As of December 31, 2016, we owned or leased 36 hospitals in rural and mid-sized markets, consisting of 27 wholly-owned hospitals, four majority-owned hospitals and five leased hospitals, which are located in 16 states and have a total of 3,459 licensed beds. In addition, through Quorum Health Resources LLC (“QHR”), our wholly-owned subsidiary, we provide a wide range of hospital management advisory and healthcare consulting services. Over 95% of our net operating revenues for the year ended December 31, 2016 related to our hospital operations business and the remainder related to our hospital management advisory and healthcare consulting services business. Our company became an independent, publicly-traded company on April 29, 2016 upon the spin-off (“Spin-off”) of 38 hospitals, their affiliated facilities and QHR from Community Health Systems, Inc. (“CHS” or “Parent” when referring to the carve-out period prior to April 29, 2016). The terms of the spin-off and related financing transactions, including the transition services agreements between us and CHS, are described below in the section entitled “The Spin-off.”

We generate patient revenues from the healthcare services we provide at our hospitals and affiliated outpatient facilities. Our hospital services include general and acute care, emergency department, general and specialty surgery, critical care, internal medicine, obstetrics, diagnostic, psychiatric and rehabilitation services. We also generate revenues from the outpatient healthcare services we provide at both our hospitals and affiliated outpatient service facilities, including physician practices, urgent care centers, imaging centers and surgery centers, which are located in the same and immediately surrounding communities as our hospitals. We prioritize building and maintaining a strong presence in the communities where we operate hospitals in collaboration with the local residents, business leaders and governmental agencies. We continuously seek to improve our market share in each community by building patient loyalty to both our hospitals and physicians and by maintaining a strong reputation for quality of patient care. In most of our markets, which we generally define as the county where our hospital resides, we are the sole provider of general and acute hospital healthcare services, which means we typically have less direct competition from other hospital companies for our hospital services. Some of our hospitals are located in markets that are adjacent to highly populated areas where the population, available workforce and demand for healthcare services are likely to continue to grow. Such factors could increase the demand for healthcare services from our facilities due to the close proximity of our hospitals and outpatient services facilities to these neighboring markets.

We generate non-patient revenues from our hospital management advisory and healthcare consulting services business. QHR is a leading provider of hospital management advisory and healthcare consulting services in the United States. The clients of QHR are hospitals that are not affiliated with our hospital operations business that enter into contracts with us to receive these non-patient services. As of December 31, 2016, QHR had contracts to provide management advisory services to 95 hospital clients located in 33 states with a total of approximately 5,700 licensed beds. During the year ended December 31, 2016, QHR also provided consulting and other support services to approximately 85 hospital clients located in 34 states with a total of approximately 5,100 licensed beds. By managing and consulting with non-affiliated hospitals that are often located in similar markets as our owned and leased hospitals, we hope to benefit from the opportunity to build relationships and partnerships in these communities and to enhance our knowledge of overall U.S. market conditions beyond those markets in which we currently operate hospitals. In addition to our non-patient revenues from our QHR business, we generate other non-patient revenues, primarily from rental income and hospital cafeteria sales.

The Spin-off

On April 29, 2016, Quorum Health Corporation was formed as an independent company through the Spin-off from CHS of 38 hospitals, affiliated outpatient service facilities and QHR. The Spin-off was accomplished through the distribution of 100% of QHC common stock to CHS stockholders of record on April 22, 2016 (the “Record Date”). Each CHS stockholder received a distribution of one share of QHC common stock for every four shares of CHS common stock held as of the Record Date, plus cash in lieu of fractional shares. QHC common stock began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “QHC” on May 2, 2016.

In connection with the Spin-off, we issued $400 million in aggregate principal amount of 11.625% Senior Notes due 2023 (the “Initial Notes”) on April 22, 2016 and entered into a credit agreement on April 29, 2016, consisting of an $880 million senior secured term loan facility (the “Term Loan Facility”) and a $100 million senior secured revolving credit facility. In addition, we entered into a $125 million senior secured asset-based revolving credit facility. The net offering proceeds of the Initial Notes, together with the net borrowings under the Term Loan Facility, were used to make a $1.2 billion payment from QHC to CHS and to pay our transaction and financing fees and expenses.

In connection with the Spin-off, we entered into certain agreements with CHS that governed or continue to govern matters related to the Spin-off. These agreements include, among others, a Separation and Distribution Agreement, a Tax Matters Agreement and an Employee Matters Agreement. We also entered into various transition services agreements with CHS that define agreed upon services to be provided by CHS to us. The transition services agreements have five-year terms and include, among others, the provision for services related to information technology, payroll processing, certain human resources functions, patient eligibility screening, billing, collections and other revenue management services.

Pursuant to the terms of the Separation and Distribution Agreement, CHS made a non-cash capital contribution of $530.6 million and transferred $13.5 million of cash to us on the Spin-off date. The cash transfer consisted of an agreed upon $20.0 million for the initial funding of our working capital, reduced by $6.5 million for the difference in estimated and actual financing fees and expenses incurred at the closing of the Spin-off.

Corporate Information

Our corporate office is located in Brentwood, Tennessee, which is a suburb of Nashville, and our address is 1573 Mallory Lane, Brentwood, TN 37027. We occupy one building that consists of approximately 87,000 square feet of leased office space. QHR, our hospital management advisory and healthcare consulting services business, is also located in the same building. We account for the corporate office lease as a capital lease obligation. The term of the lease, including all term extensions, expires in 2038.

Summary of the Exchange Offer

On April 22, 2016, we issued, through a private placement exempt from the registration requirements of the Securities Act, $400,000,000 of our Initial Notes. Simultaneously with the private placement of the Initial Notes, we entered into a registration rights agreement with respect to the Initial Notes, dated April 22, 2016 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, we are required to file a registration statement with the Securities and Exchange Commission (the “SEC”) enabling the holders of the Initial Notes to exchange the Initial Notes for Exchange Notes with substantially identical terms to the Initial Notes and, unless not permitted by applicable law or SEC policy, to complete the exchange offer pursuant to the terms of the Registration Rights Agreement within 365 days after the date of the original issuance of the Initial Notes. If we fail to complete the exchange offer on or before the date that is 365 days after such original issuance date, then we will be required to pay additional interest to the holders of the Initial Notes at a rate of 0.25% for the first 90-day period after such date and thereafter at a rate of an additional 0.25% for each subsequent 90 day period that elapses, provided that the aggregate increase in such annual interest rate may in no event exceed 1.0% per annum and provided that no interest will accrue following such time that this registration default has been cured. You may exchange your Initial Notes for Exchange Notes in the exchange offer. You should read the discussion under the headings “The Exchange Offer” and “Description of the Exchange Notes” for further information regarding the Exchange Notes.

Securities Offered	$400,000,000 aggregate principal amount of 11.625% senior notes due 2023 registered under the Securities Act.

As with the Initial Notes, the Exchange Notes will be, jointly and severally, unconditionally guaranteed on a senior unsecured basis by Issuer and certain of our current and future subsidiaries.

Exchange Offer	We are offering to exchange the Initial Notes for a like principal amount at maturity of the Exchange Notes. Initial Notes may be exchanged only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. The exchange offer is being made pursuant to the Registration Rights Agreement, which grants the initial purchasers and any subsequent holders of the Initial Notes certain exchange and registration rights. The exchange offer is intended to satisfy those exchange and registration rights with respect to the Initial Notes.

The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes, respectively, except that:

•	the Exchange Notes have been registered under the federal securities laws and will not bear any legend restricting their transfers;

•	the Exchange Notes will bear different CUSIP numbers than the Initial Notes; and

•	the holders of the Exchange Notes will not be entitled to most rights under the Registration Rights Agreement, including the provisions for an increase in the interest rate on the Initial Notes in some circumstances as described in the Registration Rights Agreement.

Expiration Date; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m., New York City time, on May 17, 2017, unless extended. You may withdraw your tender of Initial Notes at any time prior to the expiration of the exchange offer. All outstanding Initial Notes that are validly tendered and not validly withdrawn will be exchanged. Any Initial Notes not accepted by us for exchange for any reason will be returned to you at our expense promptly after the expiration or termination of the exchange offer.

Resales	We believe that you can offer for resale, resell and otherwise transfer the Exchange Notes without complying with the registration and prospectus delivery requirements of the Securities Act so long as:

•	you acquire the Exchange Notes in the ordinary course of business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes;

•	you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act; and

•	you are not a broker-dealer.

If any of these conditions is not satisfied and you transfer any Exchange Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We do not assume, or indemnify you against, any such liability.

Each broker-dealer acquiring Exchange Notes issued for its own account in exchange for Initial Notes, which it acquired through market making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any Exchange Notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the Exchange Notes issued in the exchange offer.

Conditions to the Exchange Offer	We are not required to accept for exchange, or to issue the Exchange Notes in exchange for, any Initial Notes if the exchange offer would not be permitted by applicable law or SEC policy. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes held in the Form of Book-Entry Interests	The Initial Notes were issued as global securities and were deposited upon issuance with Regions Bank, as custodian for the global securities representing the uncertificated depositary interests in those outstanding Initial Notes, which represent a 100% interest in those Initial Notes, to The Depository Trust Company (“DTC”). Beneficial interests in the outstanding Initial Notes, which are held by direct or indirect participants in DTC, are shown on, and transfers of the Initial Notes can only be made through, records maintained in book-entry form by DTC.

You may tender your outstanding Initial Notes by instructing your broker or bank where you keep the Initial Notes to tender them for you. In some cases you may be asked to submit the letter of transmittal that may accompany this prospectus. By tendering your Initial Notes, you will be deemed to have acknowledged and agreed to be bound by the terms set forth under “The Exchange Offer.” Your outstanding Initial Notes must be tendered in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

In order for your tender to be considered valid, the exchange agent must receive a confirmation of book-entry transfer of your outstanding Initial Notes into the exchange agent’s account at DTC, under the procedure described in this prospectus under the heading “The Exchange Offer,” on or before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Guaranteed Delivery Procedures	If you wish to tender your Initial Notes and your Initial Notes are not immediately available, or you cannot deliver your Initial Notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests prior to the expiration date, you must tender your Initial Notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

United States Federal Income Tax Considerations	The exchange offer should not result in any income, gain or loss to the holders of Initial Notes or to us for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes.

Regulatory Approvals	Other than compliance with the Securities Act and qualification of the indenture governing the Initial Notes under the Trust Indenture Act of 1939, there are no federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the exchange offer.

Exchange Agent	Regions Bank is serving as the exchange agent for the exchange offer.

Consequences of Not Exchanging Initial Notes	If you do not exchange your Initial Notes in the exchange offer, your Initial Notes will continue to be subject to the restrictions on transfer currently applicable to the Initial Notes. In general, you may offer or sell your Initial Notes only:

•	if they are registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently intend to register the Initial Notes under the Securities Act. Under some circumstances, however, including when holders who are not permitted to participate in the exchange offer or who may not freely resell Exchange Notes received in the exchange offer so request, we may be required to file, and to cause to become effective, a shelf registration statement covering resales of Initial Notes. For more information regarding the consequences of not tendering your Initial Notes and our obligation to file a shelf registration statement, see “The Exchange Offer—Consequences of Failure to Exchange” and “The Exchange Offer—Shelf Registration.”

Description of Exchange Notes

The summary below describes the principal terms of the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the Exchange Notes.

Issuer	The Exchange Notes will be issued by Quorum Health Corporation.

Exchange Notes Offered	$400,000,000 aggregate principal amount of 11.625% senior notes due 2023 registered under the Securities Act.

Maturity Dates	The Exchange Notes will mature on April 15, 2023.

Interest Payment Dates	The Issuer will pay interest semi-annually on April 15 and October 15 of each year for the Exchange Notes. The first interest payment date on the Exchange Notes will be October 15, 2017.

Guarantees	The Exchange Notes will be, jointly and severally, unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries.

Ranking of the Exchange Notes	The Exchange Notes will be:

•	general senior obligations of the Issuer that will be (except as described in the following clause) unsecured;

•	pari passu in right of payment with all existing and future indebtedness of the Issuer that is not subordinated in right of payment to the notes, including indebtedness under our senior secured term loan facility, our senior secured revolving credit facility and our senior secured asset-based revolving credit facility, each originally dated as of April 29, 2016 (as amended and restated, collectively the “Credit Facility”).

•	effectively subordinated to any existing and future indebtedness of the Issuer that is secured with property or assets to the extent of the value of such property and assets securing such indebtedness (including the Credit Facility);

•	senior in right of payment to any future indebtedness of the Issuer that is subordinated in right of payment to the notes;

•	unconditionally guaranteed on a senior unsecured basis by each guarantor; and

•	structurally subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders, if any, of each of the Issuer’s subsidiaries that will not guarantee the Exchange Notes.

As of December 31, 2016, we had approximately $868.4 million aggregate principal amount of senior secured indebtedness outstanding, and approximately $400.0 million of senior unsecured indebtedness outstanding and no subordinated indebtedness outstanding.

Ranking of the Guarantees	The guarantee of the Exchange Notes by each guarantor will be:

•	a senior unsecured obligation of such guarantor;

•	pari passu in right of payment with all existing and future indebtedness of such guarantor that is not subordinated in right of payment to its guarantee of the notes (including its guarantee of the Credit Facility);

•	effectively subordinated to any of such guarantor’s existing and future secured indebtedness that is secured with property or assets of such guarantor to the extent of the value of such property and assets securing such indebtedness (including its guarantee of the Credit Facility);

•	senior in right of payment to any of such guarantor’s future indebtedness that is subordinated in right of payment to such guarantee.

Optional Redemption	At any time prior to April 15, 2019 we may redeem some or all of the Exchange Notes at a redemption price equal to 100% of the principal amount of the Exchange Notes to be redeemed plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date plus a “make-whole” premium set forth in this prospectus. See “Description of the Exchange Notes—Optional Redemption.”

We may redeem some or all of the Exchange Notes at any time and from time to time on or after April 15, 2019 at the redemption prices set forth in this prospectus plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date. In addition, at any time prior to April 15, 2019, we may redeem up to 35% of the aggregate principal amount of the Exchange Notes with the proceeds of certain equity offerings at the redemption price set forth in this prospectus plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date. See “Description of the Exchange Notes—Optional Redemption.”

Change of Control	If a change of control occurs, unless we have earlier exercised our right of redemption, each holder of Exchange Notes will have the right to require us to purchase all or a portion of its Exchange Notes at 101% of the principal amount of the Exchange Notes on the date of purchase plus any accrued and unpaid interest and additional interest, if any, to the date of repurchase. See “Description of the Exchange Notes—Change of Control.”

Certain Covenants	The indenture that will govern the Exchange Notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other restricted payments;

•	make certain investments;

•	create or incur certain liens;

•	sell assets and subsidiary stock;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

•	enter into transactions with our affiliates.

However, these limitations are subject to a number of important qualifications and exceptions. See “Description of the Exchange Notes—Certain Covenants.”

No Established Trading Market	The Exchange Notes are new issues of securities with no established trading market. We do not intend to apply for the Exchange Notes to be listed on any securities exchange or included in any automated quotation system. We cannot assure you that a liquid market for the Exchange Notes will develop or be maintained.

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. The ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. You should read these ratios of earnings to fixed charges in connection with the exhibits to this prospectus and our consolidated and combined financial statements, including the notes to those statements, in this prospectus.

	Year Ended December 31,
	2012	2013	2014	2015	2016
Consolidated ratio of earnings to fixed charges(1)	0.88x	0.66x	1.12x	1.07x	*

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, interest and amortization of deferred financing costs and implicit rental interest expense. Fixed charges consist of interest and amortization of deferred financing costs, capitalized interest and implicit rental interest expense.
*	For the year ended December 31, 2016, earnings were insufficient to cover fixed charges by approximately $401.4 million.

RISK FACTORS

You should carefully consider the risks described below, as well as the other information included in this prospectus before deciding to exchange your Initial Notes for Exchange Notes pursuant to the exchange offer. If any of these risks actually occur, our business, financial condition, operating results, or cash flow could be materially and adversely affected. Additional risks or uncertainties not presently known to us, or that we currently deem immaterial, also may impair our business operations. We cannot assure you that any of these events will not occur and if such events do occur, the value of the Exchange Notes could decline substantially. Unless otherwise indicated or the context requires otherwise, references in this prospectus to “QHC,” “we,” “our,” “us” and the “Company” refer to Quorum Health Corporation and its consolidated subsidiaries. References to the “Issuer” refer to Quorum Health Corporation alone. All references in this prospectus to our financial statements, financial data and operating data refer to such data on a consolidated and combined basis unless otherwise noted. For a definition of consolidated and combined basis, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” appearing elsewhere in this prospectus.

Risks Related to the Exchange Offer.

There may be adverse consequences if you do not exchange your Initial Notes.

If you do not exchange your Initial Notes for Exchange Notes in the exchange offer, you will continue to be subject to restrictions on transfer of your Initial Notes. The restrictions on transfer of your outstanding Initial Notes arise because we issued the outstanding Initial Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement with respect to the Initial Notes, dated April 22, 2016 (the “Registration Rights Agreement”), we do not intend to register resales of the Initial Notes under the Securities Act. You should refer to the section entitled “The Exchange Offer” for information about how to tender your Initial Notes.

The tender of Initial Notes under the exchange offer will reduce the outstanding amount of the Initial Notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the Initial Notes due to a reduction in liquidity.

Certain persons who participate in the exchange offer must deliver a prospectus in connection with resales of the Exchange Notes.

Based on interpretations of the staff of the Securities and Exchange Commission (the “SEC”) contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of Exchange Notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the Exchange Notes. If such a holder transfers any Exchange Notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

If you wish to tender your Initial Notes for exchange, you must comply with the requirements described in this prospectus.

You will receive Exchange Notes in exchange for Initial Notes only after the exchange agent receives such Initial Notes and all other required documentation within the time limits described in this prospectus. If you wish to tender your Initial Notes in exchange for Exchange Notes, you should allow sufficient time for delivery. Neither the exchange agent nor the Issuer has any duty to give you notice of defects or irregularities with respect to tenders of Initial Notes for exchange. Initial Notes that are not tendered or are tendered but not accepted will, following consummation of the exchange offer, continue to be subject to the existing restrictions upon transfer relating to the Initial Notes.

The consummation of the exchange offer may not occur.

We are not obligated to complete the exchange offer under certain circumstances. See “The Exchange Offer—Conditions to the Exchange Offer.” Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their Exchange Notes. You may be required to deliver prospectuses and comply with other requirements in connection with any resale of the Exchange Notes.

Risks Related to the Exchange Notes and our Indebtedness.

We have substantial indebtedness, which could adversely affect our ability to refinance our existing indebtedness, raise additional capital, finance operations and capital expenditures, pursue desirable business opportunities or successfully operate our business in the future.

As of December 31, 2016, our total debt, excluding unamortized debt issuance costs and discounts, was $1.3 billion.

Our overall leverage, terms of our financing arrangements and debt service obligations could have important consequences to us, including the following:

•	limit our ability to obtain additional financing for working capital and capital expenditures, to fund growth or to fund general corporate purposes, even when necessary for us to maintain adequate liquidity, particularly if any ratings assigned to our debt securities by rating agencies were revised downward;

•	subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition;

•	require us to dedicate a substantial portion of our operating cash flow to make interest and principal payments on our debt, thereby limiting the availability of our operating cash flow to fund future investments, capital expenditures, working capital, business activities and other general corporate expenditures;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all; and

•	limit our flexibility to plan for and adjust to changing business and market conditions in the industry in which we operate, and increase our vulnerability to adverse economic and industry conditions and governmental regulations.

Our ability to meet expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in patient preferences, the success of responding to changing payment models and regulatory issues and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity. We may be limited in our ability to pursue any of these options, if at all, in an instance of need, and any proceeds we receive may not be adequate to meet our debt service obligations as due.

Our Credit Facility (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—The Spin-off”) bears interest at variable rates. If market interest rates increase, this variable rate debt will create higher debt service requirements from us, which could adversely affect our available cash flow.

The agreements governing our debt, including our Credit Facility and the Indenture (as defined herein), contain various covenants that impose restrictions on us that may affect our ability to operate our business.

The agreements governing our Credit Facility and the indenture governing the Initial Notes and that will govern the Exchange Notes (the “Indenture”) contain covenants that, among other things, limit our ability to:

•	borrow money or guarantee debt;

•	create liens on our assets;

•	pay dividends or make distributions on, or redeem or repurchase our common stock;

•	make specified types of investments and acquisitions;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into new lines of business;

•	engage in transactions with affiliates; and

•	sell assets or merge with other companies.

In addition, our Credit Facility contains restrictive covenants and requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these restrictive covenants and financial ratios and tests may be affected by events beyond our control, and we cannot assure you that we will meet those tests.

These restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions.

A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the Exchange Notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

In connection with the private placement of the Initial Notes, we entered into a registration rights agreement with respect to the Initial Notes, dated April 22, 2016 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, we are required to file a registration statement with the SEC enabling the holders of the Initial Notes to exchange the Initial Notes for Exchange Notes with substantially identical terms to the Initial Notes and, unless not permitted by applicable law or SEC policy, to complete the exchange offer pursuant to the terms of the Registration Rights Agreement within 365 days after the date of the original issuance of the Initial Notes. If we fail to complete the exchange offer on or before the date that is 365 days after such original issuance date, then we will be required to pay additional interest to the holders of the Initial Notes at a rate of 0.25% for the first 90-day period after such date and thereafter at a rate of an additional 0.25% for each subsequent 90 day period that elapses, provided that the aggregate increase in such annual interest rate may in no event exceed 1.0% per annum and provided that no interest will accrue following such time that this registration default has been cured.

Our financial statements have been prepared under the assumption that we will continue as a going concern.

On December 31, 2016, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements—Going Concern,

which requires management to evaluate if there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern. Management’s assessment of our ability to continue as a going concern is further discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financial Outlook.” On April 11, 2017, we amended our Credit Facility (the “CS Amendment”) to, among other things, raise the maximum Secured Net Leverage Ratio (as defined in our credit agreement (“CS Agreement”), among us, the lenders party thereto and Credit Suisse AG, Cayman Island Branch (“Credit Suisse”), as administrative agent and collateral agent) to 4.75x from 4.25x for the period July 1, 2017 to December 31, 2018 (which was previously 4.25x for the period July 1, 2017 to June 30, 2018), at which point it drops to 4.00x for the remainder of the agreement. The CS Amendment also provides for additional Consolidated EBITDA add backs under the covenant calculation for certain items. Management has concluded that the CS Amendment alleviates any substantial doubt about our ability to continue as a going concern for the one year period following the issuance of the financial statements for the year ended December 31, 2016. However, we cannot predict, with certainty, the outcome of our actions. Our ability to fund capital requirements, service our existing debt and comply with our debt covenants will depend on our future operating performance and will be impacted by financial, business, economic, regulatory and other factors. If we do not generate enough cash to pay our debt service obligations or our operating performance does not comply with our amended debt covenants, we may be required to refinance all or part of our existing indebtedness, sell assets, borrow additional money or raise equity. Breach of covenants included in our debt agreements, which could result in the lenders demanding payment of the unpaid principal and interest balances, would have an adverse effect upon our business and would likely require us to do any or all of the following: seek to renegotiate these debt arrangements with the lenders, seek waivers from the lenders, or seek to raise additional capital and increase revenues. If such negotiations and capital raising attempts proved unsuccessful, we may be required to seek protection from creditors through bankruptcy proceedings.

We are a holding company and may not have access to sufficient cash to make payments on the Exchange Notes.

We are a holding company with no direct operations. Our principal assets are the equity interests we hold in our operating subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our outstanding debt service and other obligations. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness, including the Exchange Notes. In addition, any payments of dividends, distributions, loans or advances to us by our subsidiaries could be subject to legal and contractual restrictions. Our subsidiaries are permitted under the terms of our indebtedness, including the Indenture, to incur additional indebtedness that may restrict payments from those subsidiaries to us. The agreements governing the current and future indebtedness of our subsidiaries may not permit those subsidiaries to provide us with sufficient cash to fund payments on the Exchange Notes when due.

Our subsidiaries are separate and distinct legal entities, and they may have (except to the extent of any guarantees of the Exchange Notes) no obligation, contingent or otherwise, to pay amounts due under the Exchange Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the Exchange Notes.

Any default under the agreements governing our indebtedness, including a default under our Credit Facility or the Indenture, that is not waived by the required lenders or holders, and the remedies sought by the holders of indebtedness as a result of a default, could render us unable to pay principal, premium, if any, and interest on the Exchange Notes and substantially decrease the market value of the Exchange Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, including covenants in the Indenture and our Credit Facility, we could be in default under the terms of the agreements governing our indebtedness, including our Credit Facility and the Indenture. In the event of any default, the holders of this indebtedness could elect to declare all the funds borrowed to be immediately due and payable, together with accrued and unpaid interest; the lenders under our Credit Facility could elect to terminate their commitments under the Credit Facility, cease making further loans and direct the collateral agent to institute foreclosure proceedings against our assets; and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Credit Facility to avoid being in default. If we breach our covenants under our Credit Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our Credit Facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-term Debt” and “Description of the Exchange Notes.”

Claims of holders of the Exchange Notes will be structurally subordinated to claims of creditors of our subsidiaries that do not guarantee the Exchange Notes.

The Exchange Notes will be guaranteed by certain of our subsidiaries. Claims of holders of the Exchange Notes will be structurally subordinated to the claims of creditors of our subsidiaries that do not guarantee the Exchange Notes, including trade creditors. All obligations of these subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or to creditors of us, including the holders of the Exchange Notes.

For the year ended December 31, 2016, our non-guarantor subsidiaries accounted for (i) approximately $538.8 million, or 25.2%, of our total net operating revenue, (ii) approximately $(26.0) million of our net cash (used in) provided by operating activities; (iii) approximately $529.7 million, or 26.6%, of our total assets, and (iv) approximately $173.8 million, or 9.8%, of our total liabilities.

The ability to receive payments on the Exchange Notes is effectively subordinated to the holders of our secured indebtedness to the extent of the value of our assets securing such indebtedness.

Our obligations under the Exchange Notes will be unsecured, but our obligations under the Credit Facility have been or will be secured by a security interest in substantially all of the assets of the Issuer and the guarantors. The Issuer is the primary obligor under the Credit Facility and certain of its existing and future subsidiaries have or will guarantee the obligations under the Credit Facility. If we are declared bankrupt or insolvent, or if we default under the Credit Facility, the lenders or holders thereunder could declare the entire amount owing thereunder, together with accrued and unpaid interest, immediately due and payable. If we are unable to repay such indebtedness, the lenders or holders could foreclose on the assets securing our applicable secured indebtedness to the exclusion of holders of the Exchange Notes, even if an event of default exists under the Indenture at such time. In such event, because the Exchange Notes will not be secured by any of our assets, it is possible that there would be no assets remaining from which claims of the holders of Exchange Notes could be satisfied or, if any assets remained, they might be insufficient to satisfy such claims fully.

We may not be able to satisfy our obligations to holders of the Exchange Notes upon a change of control.

Upon the occurrence of a “change of control,” as defined in the Indenture, the holders of the Exchange Notes will be entitled to require us to repurchase the outstanding Exchange Notes at a purchase price equal to 101% of the principal amount of the Exchange Notes plus accrued and unpaid interest to the date of repurchase. Failure to make this repurchase with respect to the Exchange Notes would result in a default under the Indenture. Also, our Credit Facility may effectively prevent the purchase of the Exchange Notes by us if a change of control occurs and the lenders thereunder do not consent to our purchase of the Exchange Notes, unless all amounts outstanding under the Credit Facility are repaid in full. Our failure to purchase or give a notice of purchase with respect to the Exchange Notes would be a default under the Indenture, which would in turn be a default under the Credit Facility. In addition, a change of control may constitute an event of default under the Credit Facility. A default under the Credit Facility would result in a default under the Indenture if the lenders accelerate the debt under the Credit Facility. The exercise by holders of the Exchange Notes of their right to require us to repurchase the Exchange Notes could cause a default under our other debt agreements due to the financial effect of these repurchases on us, even if the change of control itself does not cause a default under the Indenture.

In the event of a change of control, we may not have sufficient funds to repurchase the Exchange Notes and to satisfy our other obligations under the Exchange Notes and any other indebtedness. The source of funds for any purchase of Exchange Notes would be available cash or cash generated from other sources, which may not be available. Upon the occurrence of a change of control, we could seek to refinance our indebtedness or obtain a waiver from our lenders, but it is possible that we may not be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all. On the other hand, the provisions in the Indenture regarding a change of control could increase the difficulty of a potential acquirer obtaining control of us. See “Description of the Exchange Notes—Change of Control.”

The change of control provisions in the Indenture may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the Indenture. Some of these transactions may not involve a change in voting power or beneficial ownership or, even if they do, may not involve a change in the magnitude required under the definition of “Change of Control” in the Indenture to trigger our obligation to repurchase the Exchange Notes. Except as described above, the Indenture does not contain provisions that permit the holders of the Exchange Notes to require us to repurchase or redeem the Exchange Notes in the event of a takeover, recapitalization or similar transaction. Therefore, if an event occurs that does not constitute a change of control as defined under the Indenture, we will not be required to make an offer to repurchase the Exchange Notes and you may be required to hold your Exchange Notes despite the event. See “Description of the Exchange Notes—Change of Control.”

Subsidiary guarantors will be automatically released from their guarantees of the Exchange Notes in a variety of circumstances without action by, or consent of, any holder of the Exchange Notes.

While any obligations under the Credit Facility remain outstanding, any subsidiary guarantor of the Exchange Notes may be released without action by, or consent of, any holder of the Exchange Notes or the trustee under the Indenture, if any subsidiary guarantor is no longer a guarantor of obligations under the Credit Facility, subject to certain exceptions. See “Description of the Exchange Notes.” Upon the closing of any asset sale permitted under the Credit Facility consisting of the sale of all of the equity interests, or all or substantially all of the assets, of any subsidiary guarantor, the obligations of such subsidiary guarantor under the Credit Facility will be automatically discharged and released. In addition, if any shares of a subsidiary guarantor are subject to certain permitted interest transfers under the Credit Facility, including transfers of such shares in connection with permitted joint ventures or permitted syndication transactions under the Credit Facility, the obligations of such subsidiary guarantor under the Credit Facility will be automatically discharged and released. The lenders under our Credit Facility will have the discretion to release the guarantees under our Credit Facility in a variety of other circumstances.

The Indenture also permits subsidiary guarantors to be released from their guarantees of the Exchange Notes without action by, or consent of, any holder of the Exchange Notes if, among other things, such notes achieve an “investment grade status” as described under “Description of the Exchange Notes—Certain Covenants—Suspension of Covenants and Release of Guarantees on Achievement of Investment Grade Status.” You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the Exchange Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of holders of Exchange Notes.

Federal and state statutes allow courts, under specific circumstances, to void the Exchange Notes or guarantees and courts could require holders of Exchange Notes to return payments received from us or the guarantors.

Under the terms of the Indenture, the Exchange Notes will be guaranteed by certain of our subsidiaries. If we or one of the subsidiaries that is a guarantor of the Exchange Notes becomes the subject of a bankruptcy case or a lawsuit filed by unpaid creditors of us or any such guarantor, the guarantees entered into by these guarantors may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to other obligations of a guarantor if, among other things, the guarantor, at the time it incurred the guarantee:

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and

•	either:

•	was insolvent or rendered insolvent by reason of entering into the guarantee;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they become due.

In such event, any payment by a guarantor pursuant to its guarantee of the Exchange Notes could be voided and required to be returned to the guarantor, or to a fund for the benefit of the guarantor’s creditors under those circumstances.

If a guarantee were voided as a fraudulent conveyance or held unenforceable for any other reason, in all likelihood holders of the Exchange Notes would be creditors solely of the Issuer and those guarantors whose guarantees had not been voided. The Exchange Notes then would in effect be structurally subordinated to all liabilities of any guarantor whose guarantee was voided.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

We cannot assure you as to what standard a court would use to determine whether or not a guarantor would be solvent at the relevant time, or regardless of the standard used, that the guarantees would not be subordinated to any guarantor’s other debt.

If a court held that the guarantees should be invalidated as fraudulent conveyances, the court could void, or hold unenforceable, the guarantees, which could mean that you may not receive any payments under the guarantees and the court may direct you to return any amounts that you have already received from any guarantor. Furthermore, the holders of the Exchange Notes would cease to have any direct claim against the applicable guarantor. Consequently, the applicable guarantor’s assets would be applied first to satisfy the applicable guarantor’s other liabilities, before any portion of its assets could be applied to the payment of the Exchange Notes. Sufficient funds to repay the Exchange Notes may not be available from other sources, including the remaining guarantors, if any. Moreover, the invalidation of a guarantee could result in acceleration of such debt (if not otherwise accelerated due to our or our guarantors’ insolvency or other proceeding).

Each guarantee contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guarantee worthless. For example, in 2009, the U.S. Bankruptcy Court in the Southern District of Florida in Official Committee of Unsecured Creditors of TOUSA, Inc. v. Citicorp N. Am., Inc. found a savings clause provision in that case to be ineffective and held the guarantees at issue in that case to be fraudulent transfers and voided them in their entirety.

Despite current indebtedness levels, we may be able to incur substantially more debt. This could further exacerbate the risks described above.

We may incur substantial additional indebtedness in the future. The terms of the Indenture do not fully prohibit us from doing so. For example, under the Indenture, we may incur under certain baskets to the debt and lien covenants up to approximately $1.205 billion of secured indebtedness pursuant to credit facilities, indentures and qualified receivables transactions. Additional baskets under these covenants permit the incurrence of significantly more secured indebtedness. Our term loan and revolving credit facilities and ABL Credit Facility (as defined in herein, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-term Debt”) provide for commitments and borrowings of up to approximately $1.105 billion in the aggregate. Additionally, our term loan and revolving credit facility gives us the ability to provide for one or more additional tranches of term loans in the aggregate principal amount of up to the greater of (x) $200 million and (y) an amount such that our senior secured net leverage ratio would not exceed our senior secured net leverage ratio as of the initial borrowing under the term loan and revolving credit facility without the consent of the existing lenders if specified criteria are satisfied. If new debt is added to our current debt levels, the related risks that we now face could be further exacerbated.

There is no assurance that any active trading market will develop for the Exchange Notes.

There is no established trading market for the Exchange Notes, or for the Initial Notes. We do not intend to apply for the Exchange Notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. You may not be able to sell your Exchange Notes at a particular time or at favorable prices. As a result, we cannot assure you as to the liquidity of any trading market for the Exchange Notes or as to whether any market will develop or be maintained. Accordingly, you may be required to bear the financial risk of your investment in the Exchange Notes indefinitely. If a trading market were to develop, future trading prices of the Exchange Notes may be volatile and will depend on many factors, including:

•	the number of holders of Exchange Notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the Exchange Notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. We cannot assure you that the market, if any, for the Exchange Notes will be free from similar disruptions or that any disruptions may not adversely affect the prices at which you may sell your Exchange Notes. Therefore, we cannot assure you that you will be able to sell your Exchange Notes at a particular time or that the price that you receive when you sell will be favorable.

Risks Related to Our Business and Industry

If we are unable to effectively compete for patients, local residents in the markets where we operate hospitals may choose to use other hospitals and healthcare providers for medical treatment.

The U.S. healthcare industry is highly competitive among hospitals and other healthcare providers for patients. The competition among healthcare providers for patients has intensified in recent years. In most of our markets, which we generally define as the county where our hospital resides, we are the sole provider of general and acute hospital healthcare services, which means we typically have less direct competition for our hospital services. Our hospitals face competition for patients from out-of-market hospitals, including hospitals in urban areas that may have more comprehensive specialty care service lines, more advanced medical equipment and technology, more extensive medical research capabilities and greater access to medical education programs. Patients who receive medical treatment from an out-of-market hospital may subsequently shift their preferences to that hospital for future healthcare services. We also face competition from other specialty care providers, including outpatient surgery, orthopedic, oncology and diagnostic centers that are not affiliated with us. Our hospitals and many of the hospitals with whom we compete engage in physician alignment strategies, which may include employing physicians, acquiring physician practice groups, participating in Accountable Care Organizations (“ACOs”) and, to the extent permitted by law, physician ownership of healthcare facilities.

We face competition from municipal and not-for-profit hospitals. In our markets where we are not the sole provider of general and acute hospital healthcare services, our primary competitor is generally a not-for-profit hospital. Not-for-profit hospitals are typically owned by tax-supported governmental agencies or not-for-profit entities which are financially supported by endowments and charitable contributions. Not-for-profit hospitals do not pay income or property taxes and can make capital investments without paying sales tax. These financial advantages may better position such hospitals to maintain more modern and technologically upgraded facilities and equipment and to offer more specialized services than those available at our hospitals. If our competitors are better able to attract patients with these offerings, we may experience an overall decline in our patient volumes and operating revenues.

Our ability to effectively compete for patients is impacted by commercial and managed care payor programs that influence patient choice related to both physicians and hospitals by offering health insurance plans that restrict patient choice of provider. For example, plans with narrow network structures restrict the number of participating in-network provider plans with tiered network structures impose higher cost-sharing obligations on patients that obtain services from providers in a disfavored tier. Trends toward increasing clinical transparency and value-based purchasing may have an adverse impact on our competitive position and patient volumes. Hospitals are required to publish their standard charges for healthcare items and services or their policy for allowing the public to review a list of their standard charges for healthcare services. If any of our hospitals achieve poor results on quality of care measures or patient satisfaction surveys in comparison to our competitors, or if our standard charges are higher than our competitors, we may attract fewer patients.

We expect these competitive trends to continue. If we are unable to compete effectively with other healthcare providers, local residents may seek healthcare services from providers other than our hospitals and affiliated outpatient service facilities.

If reimbursement rates paid by federal or state healthcare programs or commercial insurance and other managed care payors are reduced, if we are unable to maintain favorable contract terms with payors or comply with our payor contract obligations, if insured individuals move to insurance programs or plans with greater coverage exclusions or narrower networks, or if insurance coverage is otherwise restricted, our net operating revenues may decline.

Our net patient revenues, before the provision for bad debts, from the Medicare and Medicaid programs, including Medicare and Medicaid managed care plans, were 46.3%, 45.0% and 45.7% for the years ended December 31, 2016, 2015 and 2014, respectively, and were 39.4%, 40.3% and 37.7% from managed care and commercial payors for these respective periods. Healthcare expenditures continue to increase and state governments continue to face budgetary shortfalls. As a result of such events and also pursuant to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”), federal and state governments have made, and continue to make, significant changes in the Medicare and Medicaid programs, including reductions in reimbursement payment levels and reductions to payments made to providers under state supplemental payment programs like Disproportionate Share Hospital (“DSH”) programs. Some of these changes have already decreased, and could further decrease in the future, the amount of payments we receive for our services.

In addition, governmental and commercial payors, as well as other third parties from whom we receive payment for our services, attempt to control healthcare costs by, for example, requiring hospitals to discount payments for their services in exchange for exclusive or preferred participation in their benefit plan networks, restricting coverage through utilization reviews, reducing coverage of inpatient services and shifting coverage of care to outpatient settings when possible, requiring prior authorizations for non-emergency services and implementing alternative payment models. The ability of commercial payors to control healthcare costs using these measures may be enhanced by the increasing consolidation of private health insurance companies and managed care companies. Furthermore, our contracts with payors require us to comply with a number of terms related to the provision of services and billing for services. If we are unable to negotiate increased reimbursement rates, maintain existing reimbursement rates or other favorable contract terms, effectively respond to payor cost controls or comply with the terms of our payor contracts, the payments we receive for our services may be reduced or we may be involved in disputes with payors and experience payment denials, both prospectively and retroactively. In addition, some individuals may move from existing coverage under health insurance plans with higher reimbursement rates for our services and lower co-payments and deductibles to plans, such as those purchased on the health insurance exchanges (“Exchanges”), that may provide for lower reimbursement payments to us for our services along with higher co-payments and deductibles due from the patient or may even exclude our hospitals and employed physicians from coverage.

If we experience growth in self-pay revenues, or if we experience deterioration in the collectability of patient responsibility accounts, our results of operations, financial condition and cash flows could be adversely affected.

The primary uncertainty in collectability of our revenues relates to uninsured patients and the patient financial responsibility portion of payments due from insured patients. Collections on account balances are impacted by the economic ability of patients to pay, the effectiveness of CHS’ collection efforts pursuant to our transition services agreements with them, and our own collection efforts. Significant changes in payor mix, centralized business office operations, in-market or overall U.S. economic conditions, or new and changing laws and regulations related to federal and state governmental healthcare coverage, among other things, could adversely impact our estimates of accounts receivable collectability. See “Business—Agreements with CHS Related to the Spin-off” for additional information on the transition services agreements.

In recent years, our self-pay revenues have decreased, primarily due to the insurance expansion provisions of the Affordable Care Act. In particular, we have experienced increasing numbers of individuals covered by Medicaid or commercial insurance plans. However, the results of the 2016 federal elections and associated efforts to repeal or revise the Affordable Care Act have caused uncertainty with regard to the future of the Affordable Care Act and its effects on the size of the uninsured population of U.S. citizens. Uncertainty regarding the number and identity of states that will ultimately expand their Medicaid programs and the number of uninsured U.S. citizens who elect to purchase health insurance, among other factors, also make it difficult to predict changes to the percentage of our revenues comprised of self-pay revenues. Even with increased rates of coverage, we may be adversely affected by the growth in the patient financial responsibility portion of payments for services which may result from ongoing changes in both governmental and non-governmental healthcare plans and programs, such as increased usage of healthcare savings accounts and more narrow or tiered network programs. Our ability to improve collections of our patient accounts may be limited by statutory, regulatory and investigatory initiatives, including private lawsuits directed at hospital charges and collection practices for uninsured and underinsured patients. In addition, a deterioration of economic conditions in the United States could lead to higher levels of uninsured patients, result in higher levels of patients covered by lower-paying governmental programs, result in fiscal uncertainties related to both governmental and non-governmental payors and could limit the economic ability of patients to make payments for which they are responsible. If we experience growth in self-pay revenues volume or deterioration in collectability of patient accounts, our results of operations, financial condition and cash flows could be adversely affected.

As a result of the increase in reviews of claims filed for Medicare and Medicaid reimbursements, we may experience delayed payments or incur additional costs and may be required to repay amounts already paid to us under these programs.

We are subject to routine post-payment inquiries, investigations and audits of the claims we submit to Medicare and Medicaid for reimbursement payment for our healthcare services provided to covered patients. The number and parameters of claims subject to these post-payment reviews may increase as a result of federal and state governmental healthcare cost-containment initiatives, including enhanced medical necessity reviews for Medicare patients admitted as inpatients to hospitals for certain procedures. Furthermore, Recovery Audit Contractor (“RAC”) programs utilize a post-payment targeted review process that employs data analysis techniques in order to identify Medicare and Medicaid claims most likely to contain overpayments, such as incorrectly coded services, short stay admissions, incorrect payment amounts, non-covered services and duplicate payments. The claims review strategies used by the RACs generally include a review of high dollar claims, including inpatient hospital claims. As a result, a large majority of the total payment adjustments determined by RACs relate to hospital claims. In addition, Centers for Medicare & Medicaid Services (“CMS”) employs Medicaid Integrity Contractors (“MICs”) to perform post-payment audits of Medicaid claims to identify potential overpayments. State Medicaid agencies and other private third-party contractors have also increased their review activities. Third-party audits or investigations of Medicare or Medicaid claims could result in increases or decreases in our revenues to be recognized in periods subsequent to when the related healthcare services were performed, which could have an adverse effect on our results of operations.

Payment recoveries resulting from post-payment reviews and denials are appealable. However, there are significant delays in the assignment of new Medicare appeals to Administrative Law Judges. According to the Office of Medicare Hearings and Appeals, the average processing time in fiscal year 2016 was nearly two and a half years. Depending upon the growth of RAC programs and our success in appealing claims, our results of operations and cash flows could be negatively impacted.

Changes to Medicaid supplemental payment programs may adversely affect our revenues and results of operations.

Medicaid state supplemental payments are payments made to providers separate from and in addition to those made under a state’s standard Medicaid program. In addition, federal law requires state Medicaid programs to make DSH payments to hospitals that serve significant numbers of Medicaid and uninsured patients. The Affordable Care Act requires reductions in Medicaid DSH payments through federal fiscal year 2025. Reductions in the funding of such programs could have an adverse effect on our revenues and results of operations.

In addition, supplemental payment programs are being reviewed by certain state agencies, and some states have made or may make waiver requests to CMS to replace existing supplemental payment programs. These reviews and waiver requests may result in restructuring of such programs and could cause reductions in or elimination of the payments. Currently, for example, supplemental Medicaid reimbursement programs in Texas offset some costs of providing uncompensated care and incentivize delivery system reform. CMS has approved an extension of the Texas Medicaid waiver through December 31, 2017, allowing Texas to continue receiving supplemental Medicaid reimbursement while expanding its managed Medicaid program. Texas has requested an additional extension of the waiver through September 30, 2019, but we cannot predict whether these Texas supplemental Medicaid reimbursement programs will continue.

The most recent phase of California’s Hospital Quality Assurance Fee (“HQAF”) Program, which provides funding for non-federal supplemental payments to California hospitals that serve California’s Medicaid (“Medi-Cal”) and uninsured patients, expired on December 31, 2016. Although a state constitutional amendment indefinitely extended the program, we cannot recognize any HQAF revenues until CMS approves the next phase of the program. We are currently estimating the 2017 to 2019 HQAF Program will be approved in the fourth quarter of 2017 and that our revenues will be approximately $21 million for the year ended December 31, 2017, all of which will be recorded in the fourth quarter. We cannot provide any assurances of the amount of revenues our hospitals may receive from or the timing of CMS’ approval of the 2017 to 2019 HQAF Program, the timing of the related cash flows, or that the program will be approved at all.

A material portion of our revenues are concentrated in a single state which makes us particularly sensitive to regulatory and economic changes in that state.

Our revenues are particularly sensitive to regulatory and economic changes in the state of Illinois where we generate a significant portion of our patient revenues. We currently operate nine hospitals in Illinois, which collectively accounted for 35.1%, 35.3% and 37.3% of our net patient revenues, before the provision for bad debts, for the years ended December 31, 2016, 2015 and 2014, respectively. Accordingly, any change in the current demographic, economic, competitive or regulatory conditions in this state could have an adverse effect on our business, results of operations, financial condition and cash flows. Changes to the state Medicaid and other governmental payor programs in Illinois, including reductions in reimbursement rates or delays in timing of reimbursement payments, could also have an adverse effect on our business, results of operations, financial condition and cash flows.

If we are unable to complete divestitures that are currently contemplated, our results of operations and financial condition could be adversely affected.

As noted above, we have been implementing a portfolio refinement strategy by divesting underperforming hospitals and outpatient service facilities. Generally, we believe these divestitures will allow us to reduce our corporate indebtedness and refine our hospital portfolio to a sustainable group of hospitals and outpatient service facilities with higher operating margins. However, there is no assurance that these contemplated divestitures will be completed, will be completed within our contemplated timeframe, or will be completed on terms favorable to us or on terms sufficient to allow us to achieve our strategy. Additionally, the results of operations for these hospitals we plan to divest and the potential gains or losses on the sales of those businesses may adversely affect our profitability. Moreover, we may incur asset impairment charges related to divestitures that reduce our profitability.

In addition, after entering into a definitive agreement, we may be subject to the satisfaction of pre-closing conditions as well as necessary regulatory and governmental approvals, which, if not satisfied or obtained, may prevent us from completing the sale. Divestitures may also involve continued financial exposure related to the divested business, such as through indemnities or retained obligations, that present risk to us.

Our planned divestiture activities may present financial, managerial, and operational risks. Those risks include diversion of management attention from improving existing operations; additional restructuring charges and the related impact from separating personnel, renegotiating contracts, and restructuring financial and other systems; adverse effects on existing business relationships with patients and third-party payors; and the potential that the collectability of any patient accounts receivable retained from any divested hospital may be adversely impacted. Any of these factors could adversely affect our financial condition and results of operations.

A significant decline in operating results or other indicators of impairment at one or more of our facilities could result in a material, non-cash charge to earnings to impair the value of long-lived assets.

Our operations are capital intensive and require significant investment in long-lived assets, including property, equipment, software and other long-lived intangible assets. If one of hospitals or other healthcare facilities experiences declining operating results or is adversely impacted by one or more of the risk factors related to our business, we may not be able to recover the carrying value of those assets through our future operating cash flows. On an ongoing basis, we evaluate whether changes in future undiscounted cash flows reflect any potential impairment in the fair value of our long-lived assets. For the years ended December 31, 2016, 2015 and 2014, we recorded impairment charges of $166.9 million, $13.0 million and $1.0 million because of declining operating results and projections of future cash flows at certain of our hospitals. See Note 3—Impairment of Long-Lived Assets and Goodwill in the accompanying financial statements.

If the fair value of one or both of our reporting units declines, it could result in a material, non-cash charge to earnings from impairment of our goodwill.

The testing of goodwill for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions related to our cost of capital and other factors impacting our fair value models. Future estimates of fair value could be adversely affected if the actual outcome of one or more of these assumptions changes materially in the future, including lower than expected hospital patient volumes, reduced reimbursement or increased operating costs. On an ongoing basis, we evaluate whether the carrying value of our goodwill is impaired when events or changes in circumstances indicate that such carrying value may not be recoverable.

For the year ended December 31, 2016, we recorded a total of $125.0 million of impairment to the goodwill associated with our hospital operations reporting unit. The impairment charge consisted of two components, a $5.0 million write-down of goodwill related to certain hospitals that we reclassified as held for sale in the second quarter of 2016 and $120.0 million of goodwill impairment resulting from a step two goodwill impairment evaluation as a result of certain indicators of impairment. The primary indicators were our declining market capitalization, as compared to the carrying value of equity, and a decrease in estimated future earnings.

We are unable to predict the ultimate impact of the Affordable Care Act, and our business may be adversely affected if the Affordable Care Act is repealed entirely or if provisions benefitting our operations are significantly modified.

In recent years, the U.S. Congress and certain state legislatures have introduced and passed a large number of proposals and legislation designed to make major changes in the healthcare system, including changes that increased access to health insurance. The most prominent of these efforts, the Affordable Care Act, affects how healthcare services are covered, delivered, and reimbursed. As currently structured, the Affordable Care Act mandates that substantially all U.S. citizens maintain health insurance coverage, expands health insurance coverage through a combination of public program expansion and private sector health insurance reforms, reduces Medicare reimbursement to hospitals, and promotes value-based purchasing. There are currently several public and private initiatives that aim to transition payment models from passive volume-based reimbursement to models that are tied to the quality and value of services.

The 2016 federal elections resulted in a new administration that, along with certain members of Congress, has stated its intent to repeal or make significant changes to the Affordable Care Act, its implementation and/or its interpretation. There is uncertainty regarding whether, when, and how the Affordable Care Act will be changed, what alternative provisions, if any, will be enacted, the timing of enactment and implementation of alternative provisions, and the impact of alternative provisions on providers as well as other healthcare industry participants. In addition, a presidential executive order has been signed that directs agencies to minimize “economic and regulatory burdens” of the Affordable Care Act, but it is unclear how this will be implemented. Further, Congress could eliminate or alter provisions beneficial to us while leaving in place provisions reducing our reimbursement. Government efforts to repeal or change the Affordable Care Act may have an adverse effect on our business, results of operations, cash flow, capital resources and liquidity.

If competition decreases our ability to acquire additional hospitals on favorable terms, we may be unable to execute our acquisition strategy.

An important part of our business strategy is to acquire additional hospitals. However, not-for-profit hospital systems and other for-profit hospital companies generally attempt to acquire the same type of hospitals as we do. Some of our competitors for acquisitions have greater financial resources than we have. Furthermore, some hospitals are sold through an auction process, which may result in higher purchase prices than we believe are reasonable. Therefore, we may not be able to acquire additional hospitals on terms favorable to us.

If we fail to improve the financial and operating performance of acquired and existing hospitals, we may be unable to achieve our growth strategy.

While we do not intend to acquire hospitals that are not accretive to our net operating revenues, it is possible that one or more hospitals we acquire may have lower operating margins than we do or have incurred operating losses prior to the time we acquire them. We may occasionally experience delays in improving the operating margins or effectively integrating the operations of acquired hospitals. Some of our existing hospitals are experiencing lower operating margins than other hospitals in our portfolio. In the future, if we are unable to improve the operating margins of these existing hospitals or any acquired hospitals, operate them profitably or effectively integrate their operations, as applicable, we may be unable to achieve our growth strategy. To the extent that our operating margins were to decline as a result of financial and operating performance at our hospitals, we could be unable to comply with the covenants contained in our credit agreements or be limited or precluded from obtaining future borrowings by the terms of our credit agreements and the Indenture.

The failure or downsizing of large employers, or the closure of manufacturing or other major facilities in our markets, could have a disproportionate impact on our hospitals.

The economies in the markets in which most of our hospitals operate are often dependent on a small number of large employers, especially manufacturing or other major facilities. These employers often provide income and health insurance for a disproportionately large number of community residents who may depend on our hospitals and outpatient service facilities for their medical care. The failure of one or more large employers, or the closure or substantial reduction in the number of individuals employed at manufacturing or other facilities located in or near the markets in which we operate hospitals, could cause affected residents to move elsewhere for employment or lose insurance coverage that was otherwise available to them. The occurrence of these events may cause a reduction in our revenues and adversely impact our results of operations.

We are subject to a variety of operational, legal and financial risks associated with outsourcing functions to third parties.

We have outsourced to CHS, through various transition services agreements, certain services including, among others, services related to information technology, payroll processing and other human resources functions, patient eligibility screening, receivables, billing and collections and other revenue management services and support. We take steps to monitor and regulate the performance of any parties in which we delegate services; however, the transition services agreements with CHS were executed in connection with the Spin-off, based upon certain business and financial assumptions. To the extent that any of the transition services agreements are determined not to benefit us in their current form, our ability to renegotiate, rescind or reform any or all of the agreements may be limited or non-existent, and our business could be adversely affected.

Arrangements with third-party service providers may make our operations vulnerable if these vendors fail to satisfy their obligations to us as a result of their performance, changes in their own operations, financial condition or other matters outside of our control. We may also face legal, financial or reputational harm for the actions or omissions of such providers, and we may not have effective recourse against the providers. Effective management, development and implementation of our outsourcing strategies are important to our business strategy. If there are delays or difficulties in enhancing business processes or our third-party service providers do not perform as anticipated, we may not be able to fully realize on a timely basis the anticipated economic and other benefits of the outsourcing services or other relationships we enter into with key vendors, which could result in substantial costs, divert management’s attention from other strategic activities, negatively affect employee morale or create other operational or financial problems for us. Terminating or transitioning arrangements with key vendors could result in additional costs and a risk of operational delays, potential errors and possible control issues during the termination and transition processes, any of which could adversely affect our business, results of operations, financial condition and cash flows.

The failure to obtain our medical supplies and drugs at favorable prices could cause our operating results to be adversely affected.

In connection with the Spin-off, we renegotiated and entered into a separate participation agreement with the group purchasing organization (“GPO”) that we used prior to the Spin-off date. GPOs attempt to obtain favorable pricing on medical supplies and drugs with manufacturers and vendors, sometimes by negotiating exclusive supply arrangements in exchange for discounts. To the extent these exclusive supply arrangements are challenged or deemed unenforceable, we could incur higher costs than anticipated for our medical supplies obtained through the GPO. Also, there can be no assurance that our arrangement with the GPO will provide the expected discounts on a long-term basis. Furthermore, costs of medical supplies and drugs may continue to increase due to market pressure from pharmaceutical companies and new product drug releases. Higher costs could cause our operating results to be adversely affected.

A pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate hospitals, or which otherwise impacts our healthcare facilities, could adversely impact our business.

If a pandemic or other public health crisis were to affect any or all of the markets in which we operate hospitals, our business and results of operations could be adversely affected. Such a crisis could diminish the public’s trust in healthcare facilities, especially hospitals that fail to accurately or timely diagnose or that are treating or have treated patients affected by contagious diseases. If any of our healthcare facilities were involved in treating patients for such a contagious disease, other patients might cancel elective procedures or fail to seek needed care from our healthcare facilities. Further, a pandemic might adversely impact our business by causing a temporary shutdown or diversion of patients, by disrupting or delaying production and delivery of materials and products in the supply chain or by causing staffing shortages in our healthcare facilities. Although we have disaster plans in place and operate pursuant to infectious disease protocols, the potential impact of a pandemic, epidemic or outbreak of a contagious disease, with respect to our markets or our healthcare facilities is difficult to predict and could adversely impact our business.

Our performance depends on our ability to recruit and retain quality physicians.

Although we employ some physicians, physicians are often not employees of the healthcare facilities at which they practice. The success of our healthcare facilities depends in part on the number and quality of the physicians on the medical staffs of our hospitals and other healthcare facilities, our ability to employ or contract with quality physicians, the admitting and utilization practices of employed and non-employee physicians, maintaining good relations with physicians and controlling costs related to the employment of physicians. In many of the markets we serve, many physicians have admitting privileges at other healthcare facilities in addition to our healthcare facilities. Such physicians may terminate their affiliation or employment with our healthcare facilities at any time. If we are unable to provide adequate supporting medical staff or technologically advanced medical equipment and facilities that meet the needs of those physicians and their patients, they may be discouraged from referring patients to our facilities, admissions may decrease and our operating performance may decline.

Our labor costs could be adversely affected by competition for medical staff, a shortage of experienced nurses and labor union activity.

In addition to our physicians, the operations of our hospitals are dependent on the efforts, abilities and experience of our hospital management teams and other medical staff, such as nurses, pharmacists and lab technicians. We compete with other healthcare providers in recruiting and retaining qualified management and medical staff responsible for the daily operations of our hospitals. In some markets across the United States, the availability of nurses and other medical support personnel has been a significant operating issue for healthcare providers. We may be required to enhance wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary or contract medical staff. In addition, some states have, and others could adopt, mandatory nurse-staffing ratios or could reduce mandatory nurse-staffing ratios already in place. State-mandated nurse-staffing ratios could significantly affect labor costs and have an adverse impact on revenues at hospitals where admissions must be limited in order to meet the required ratios.

As of December 31, 2016, we had approximately 2,400 employees, including approximately 1,600 part-time employees, at our nine hospitals represented by labor unions. Increased or ongoing labor union activity is another factor that could adversely affect our labor costs or otherwise adversely impact us. To the extent a significant portion of our employee base unionizes, our labor costs could increase significantly. In addition, when negotiating collective bargaining agreements with unions, whether such agreements are renewals or first contracts, there is the possibility that strikes could occur during the negotiation process, and our continued operations during any strike periods could increase our labor costs and otherwise adversely impact our business and results of operations.

If our labor costs increase, we may not be able to raise the standard charges for our healthcare services to offset these increased costs. Additionally, a significant portion of our revenues are subject to fixed reimbursement rates, which constrains our ability to pass along the impact of these increased costs to the patient or other third-party payors. In the event we are not effective at recruiting and retaining qualified hospital management, nurses and other medical staff, or we are unable to control our labor costs in relation to certain events and circumstances, the increase in our labor costs could have an adverse effect on our results of operations.

Our hospitals and other healthcare facilities may be negatively impacted by severe weather, earthquakes and other factors beyond our control, which could restrict patient access to care or cause one or more of our facilities to close temporarily.

The results of operations of our hospitals and outpatient service facilities may be adversely impacted by severe weather conditions, including earthquakes, hurricanes and widespread winter storms, or other factors beyond our control that could cause disruption to patient scheduling or displacement of our patients, employees, physicians and clinical staff, and may force certain of our facilities to close temporarily. In certain geographic areas, we have a concentration of hospitals and outpatient service facilities that may be simultaneously affected by adverse weather conditions or events. These types of disruptions due to severe weather could have an adverse effect on our business, results of operations, financial condition and cash flows.

If our adoption and utilization of electronic health record systems fails to achieve the required measures for meaningful use, our results of operations could be adversely affected.

As a result of the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, eligible hospitals and healthcare professionals can receive incentive payments for their adoption and meaningful use of certified Electronic Health Records (“EHR”) technology. Those that fail to demonstrate meaningful use are subject to Medicare payment reductions. The implementation of EHR technology that meets the meaningful use criteria of the HITECH Act requires a significant capital investment, and we have and intend to continue to offset some of these costs by maximizing our receipt of incentive payments. EHR incentive payments are subject to audit and potential recoupment if it is determined that the applicable meaningful use standards were not met and are also subject to retrospective adjustment because the annual cost report data upon which the incentive payments are based are further subject to audit. If our hospitals and healthcare professionals are unable to comply with the meaningful use standards, we will not be eligible to receive incentive payments that could offset some of the costs of implementing EHR systems, and we could be subject to penalties that may have an adverse effect on our results of operations. We expect our EHR incentive payments earned will be approximately $5 million for 2017.

If there are delays in regulatory updates by governmental agencies to federal and state healthcare programs, we may experience increased volatility in our operating results as such delays may result in a timing difference between when such program revenues are earned and when they become known or estimable for purposes of accounting recognition.

Our net patient revenues, before the provision for bad debts, from the Medicare and Medicaid programs, including Medicare and Medicaid managed care plans, were 46.3%, 45.0% and 45.7% for the years ended December 31, 2016, 2015 and 2014, respectively. The reimbursement payments related to these programs are subject to ongoing legislative and regulatory changes that can have a significant impact on our operating results. When delays occur in the passage of legislation or the implementation of regulations, we could experience material increases or decreases in our revenues to be recognized in periods subsequent to when the related healthcare services were performed. For the years ended December 31, 2016, 2015 and 2014, we recorded net favorable (unfavorable) contractual allowance adjustments in net operating revenues of $(5.8) million, $(15.1) million and $9.2 million, respectively, related to previous program reimbursement estimates and final cost report settlements. The volatility in the timing of recognition as revenues of adjustments to reimbursement payments under these programs could have an adverse effect on our results of operations, financial position and cash flows.

Controls designed by third-party payors to reduce utilization of inpatient services may reduce our revenues.

Over the last several years, third-party payors, including both governmental and non-governmental payors, have instituted policies and procedures to substantially reduce or limit coverage of inpatient healthcare services. Payors have implemented controls and procedures designed to monitor and reduce patient admissions and lengths of stay, commonly referred to as “utilization review,” which have impacted and are expected to continue to impact inpatient admission volumes at our hospitals. Federal laws contain numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards and are medically necessary and that claims for reimbursement are properly filed. Inpatient utilization, average lengths of stay and hospital occupancy rates continue to be negatively affected by payor-required pre-admission authorization requirements, payor-required post-admission utilization reviews and payor pressure to maximize outpatient and alternative delivery options for healthcare services for less acutely ill patients. Significant limits on the scope of services reimbursed and on reimbursement rates by governmental and non-governmental third-party payors could have an adverse effect on our revenues and results of operations.

If we fail to comply with the extensive laws and governmental regulations that apply to the U.S. healthcare industry, including anti-fraud and abuse laws, we could suffer penalties or be required to make significant changes to our operations.

The U.S. healthcare industry is governed by extensive laws and regulations at the federal, state and local government levels. These laws and regulations include standards that address, among other issues, the following:

•	the adequacy of medical care, equipment, personnel, operating policies and procedures;

•	billing and coding for services;

•	proper handling of overpayments;

•	classification of levels of care provided;

•	preparing and filing of cost reports;

•	relationships with referral sources and referral recipients;

•	maintenance of adequate records;

•	compliance with building codes;

•	environmental protection; and

•	privacy and security.

Examples of these laws include, but are not limited to, Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the provision of Social Security Act commonly known as the “Stark Law”, the Federal Anti-Kickback Statute (“Anti-Kickback Statute”), the federal False Claims Act (“FCA”), Emergency Medical Treatment and Active Labor Act (“EMTALA”) and similar state laws. If we fail to comply with applicable laws and regulations, we could suffer civil sanctions and criminal penalties, including the loss of our operating licenses and our ability to participate in the Medicare, Medicaid and other federal and state healthcare programs. There are heightened coordinated civil and criminal enforcement efforts by both federal and state governmental agencies relating to the U.S. healthcare industry. Recent enforcement actions have focused on financial arrangements between hospitals and physicians, billing for services without adequately documenting medical necessity and billing for services outside the coverage guidelines for such services. Specific to our hospitals, we have received inquiries and subpoenas from various governmental agencies regarding these and other matters, and we are also subject to various claims and lawsuits relating to such matters. See “Business—Legal Proceedings” for a further discussion of these matters.

In the future, evolving interpretations or enforcement of the laws and regulations applicable to the U.S. healthcare industry could subject our current practices to allegations of impropriety or illegality or could require us to make changes to our healthcare facilities, equipment, personnel, healthcare service offerings, capital expenditure programs and operating expenses.

We could be subject to increased monetary penalties and other sanctions, including exclusion from federal healthcare programs, if we fail to comply with the terms of the Corporate Integrity Agreement.

On August 4, 2014, CHS became subject to the terms of a five-year Corporate Integrity Agreement (“CIA”) with the United States Department of Health and Human Services Office of the Inspector General (“OIG”) arising from a civil settlement with the United State Department of Justice, other federal agencies and identified relators that concluded previously announced investigations and litigation related to short stay admissions through emergency departments at certain of their hospitals. The OIG has required us to be bound by the terms of the CHS CIA commencing on the Spin-off date and applying to us for the remainder of the five-year compliance term required of CHS, which terminates on August 4, 2019. See “Business—Legal Proceedings” for additional information on the terms of the CIA.

Material, uncorrected violations of the CIA could lead to our suspension or disbarment from participation in Medicare, Medicaid and other federal and state healthcare programs and subject us to repayment obligations. In addition, we are subject to possible civil penalties for failure to substantially comply with the terms of the CIA, including stipulated penalties ranging between $1,000 and $2,500 per day. We are also subject to a stipulated penalty of $50,000 for each false certification made by us or on our behalf, pursuant to the reporting provisions of the CIA. The CIA increases the amount of information we must provide to the federal government regarding our practices at our healthcare facilities and our compliance with federal regulations. The reports we provide in connection with the CIA could result in greater scrutiny by other regulatory agencies.

We may be adversely affected by consolidation among health insurance providers.

In recent years, a number of private health insurance providers have merged or increased efforts to consolidate with other non-governmental payors as a result, in part, of medical loss ratio (“MLR”) requirements that were established by the Affordable Care Act. The MLR represents the percentage of premiums used to pay patient medical claims and used for programs or activities that improve the quality of patient care. Under the Affordable Care Act, health insurance providers that do not meet minimum MLR requirements must pay premium rebates on group and individual health insurance plan products and, for certain Medicare program products, may be subject to additional penalties. Our ability to negotiate prices and favorable terms with health insurance providers could be negatively impacted by their efforts to satisfy the MLR requirements. In addition, the trend within the U.S. healthcare industry toward value-based purchasing programs could be accelerated if the large private health insurance companies, including those engaging in consolidation activity, find these programs to be financially beneficial. We cannot predict whether we will be able to respond effectively to the impact of increased consolidation within the payor industry.

We may from time to time become the subject of legal, regulatory and governmental proceedings that, if resolved unfavorably, could have an adverse effect on us, and we may be subject to other loss contingencies, both known and unknown.

We may from time to time become a party to various legal, regulatory and governmental proceedings and other related matters. Those proceedings include, among other things, governmental investigations. In addition, we may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Addressing any investigations, lawsuits or other claims may distract management and divert resources, even if we ultimately prevail. Should an unfavorable outcome occur in some or all of any such current or future legal, regulatory or governmental proceedings or other such loss contingencies, or if successful claims and other actions are brought against us in the future, there could be an adverse impact on our results of operations, financial position and cash flows.

For example, on September 9, 2016, a shareholder filed a purported class action in the United States District Court for the Middle District of Tennessee against our company and certain of our officers. The amended complaint purports to be brought on behalf of a class consisting of all persons (other than defendants) who purchased or otherwise acquired securities of our company between May 2, 2016 and August 10, 2016 and alleges that our company and certain of our officers violated federal securities laws, including Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, by making alleged false and/or misleading statements and failing to disclose certain information regarding aspects of our business, operations and compliance policies in the Spin-off registration statement and in subsequent disclosures. Defending ourselves against these allegations or other shareholder activities, activism or lawsuits and any related publicity could potentially entail significant costs and could require significant attention from our management. We are unable to predict the outcome of this matter. However, it is reasonably possible that we may incur a loss in connection with this matter. We are unable to reasonably estimate the amount or range of such reasonably possible loss. Under some circumstances, any losses incurred in connection with adverse outcomes in this matter could be material.

Governmental investigations, as well as qui tam lawsuits, may lead to significant fines, penalties, settlements or other sanctions, including exclusion from federal and state healthcare programs. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, each of which could have an adverse effect on our business, results of operations, financial position and cash flows. While CHS has agreed to indemnify us for certain liabilities relating to outcomes or events occurring prior to the closing of the Spin-off, we cannot guarantee that any such legal proceedings or loss contingencies will be covered by such indemnities or that CHS will fully indemnify us thereunder. See “Business—Legal Proceedings” for additional information on legal proceedings to which we are subject.

If we become subject to significant legal actions, we could be subject to substantial uninsured liabilities or increased insurance costs.

Physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice and other liability claims or legal theories. Even in states that have imposed caps on damage awards, plaintiffs are seeking recoveries under new theories of liability that might not be subject to the caps on damages. Many of these actions involve large claims and significant costs for legal defense. To protect us from the vulnerability to the potentially significant costs arising from these claims, we maintain claims-made professional and general liability insurance coverage in excess of those amounts for which we are self-insured. We believe the insurance coverage we maintain is sufficient to cover potential losses of our operations. Our insurance coverage, however, may not continue to be available in the future at a reasonable cost for us to maintain adequate levels of insurance. Additionally, our insurance coverage does not cover all claims against us, such as fines, penalties, or other damage and legal expense payments resulting from qui tam lawsuits. Although CHS has agreed to indemnify us for certain legal proceedings and our loss contingencies relating to outcomes or events occurring prior to the closing of the Spin-off, we cannot guarantee that any such legal proceedings or loss contingencies will be covered by such indemnities or that CHS will fully indemnify us thereunder.

Our operations could be impaired by a failure of our information systems.

Our information systems are critical to our business operations. We entered into various transition services agreements with CHS that began immediately following the spin-off date and define agreed upon services to be provided by CHS to us, as specified by each agreement. The transition services agreements generally have terms of five years and include, among others, services related to information technology, payroll processing, certain human resources functions, patient eligibility screening, billing, collections and other revenue management services. The majority of our information systems are managed by CHS under the terms of these agreements. In general, information systems may be vulnerable to damage from a variety of sources, including telecommunications or network failures, human acts and natural disasters. We believe that CHS takes precautionary measures to prevent problems that could affect our business operations as a result of failure or disruption to their information systems. It is possible that we may be impacted by information system failures. The occurrence of any information system failures could result in interruptions, delays, loss or corruption of data and cessations or interruptions in the availability of these systems. All of these events or circumstances, among others, could have an adverse effect on our business, results of operations, financial position and cash flows, and they could harm our business reputation.

A cyber-attack or security breach could cause a loss of confidential patient data, give rise to remediation and other expenses, expose us to liability under HIPAA, consumer protection laws, common law or other legal theories, subject us to litigation and federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business.

We rely extensively on our computer systems to manage clinical and financial data, to communicate with our patients, payors, vendors and other third parties, and to summarize and analyze our operating results. We have made significant investments in technology to protect our systems and information from cyber-security risks. During the second quarter of 2014, the computer network of CHS was the target of an external, criminal cyber-attack in which the attacker successfully copied and transferred certain data outside CHS. This data included certain non-medical patient identification data (such as patient names, addresses, birthdates, telephone numbers and social security numbers) considered protected under HIPAA, but did not include patient credit card, medical or clinical information. The remediation efforts in response to the attack were substantial, including continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access.

In spite of our policies, procedures and other security measures used to protect our computer systems and data, there can be no assurance that we will not be subject to cyber-attacks or security breaches in the future. Such attacks or breaches could result in loss of protected patient medical data or other information subject to privacy laws or disrupt our information technology systems or business. We continue to prioritize cyber-security and the development of practices and controls to protect our systems and data. As cyber-threats evolve, we may be required to invest in significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. If we are subject to cyber-attacks or security breaches in the future, this could have an adverse impact on our business, results of operations, financial position and cash flows.

The industry trend toward value-based purchasing may negatively impact our revenues.

The trend toward value-based purchasing of healthcare services is gaining momentum across the U.S. healthcare industry among both governmental and commercial payors. Generally, value-based purchasing initiatives tie reimbursement payments to the quality and efficiency of patient care. For example, hospitals that fall into the lowest-performing 25% of national risk-adjusted Hospital Acquired Condition (“HAC”) rates for all hospitals in the previous year are subject to a 1% reduction in their total Medicare reimbursement payments. Further, hospitals do not receive Medicare reimbursement payments for care related to HACs. In addition, Department of Health and Human Services (“HHS”) reduces Medicare inpatient hospital reimbursement payments for all discharges by a required percentage, set at 2% for federal fiscal year 2017 and for subsequent years, and pools the amount collected from these reductions to fund payments to reward hospitals that meet or exceed certain quality performance standards. Hospitals are also required to report certain quality data to receive full reimbursement updates under both the Medicare and Medicaid programs.

HHS has indicated that it is particularly focused on tying Medicare payments to quality or value through alternative payment models, which generally aim to make providers attentive to the quality and cost of care they deliver to patients. Examples of alternative payment models include ACOs and bundled payment arrangements. In 2016, HHS established bundled payment programs for specified cardiac and orthopedic procedures that are mandatory for hospitals located in certain geographic areas. HHS may establish other mandatory programs. It is unclear whether alternative payment models will successfully lead to increased coordination of care and cost containment, or whether they will decrease the aggregate reimbursements under federal and state healthcare programs.

Several of the largest commercial insurance payors in the United States have also expressed the intent to increase reliance on value-based purchasing. Furthermore, many large commercial insurance payors require hospitals to report quality data, and several commercial payors do not reimburse hospitals for certain preventable adverse events.

We expect value-based purchasing programs, including programs that condition reimbursement rates on patient outcome measures, to become more common and to involve a higher percentage of reimbursement payment amounts under both governmental and non-governmental programs and plans. We are unable at this time to predict how this trend will affect our results of operations, but it could negatively impact our revenues, operating costs, or both.

Certificate of need laws and regulations regarding licenses, ownership and operation may impair our future expansion or divestiture opportunities in some states. In states without certificate of need laws, our providers may face lower barriers to entry, but could also face increased competition from other providers.

Some states require prior approval for the purchase, construction and expansion of healthcare facilities based on the state’s determination of need for additional or expanded healthcare facilities or services. In addition, certain states in which we operate hospitals require a certificate of need (“CON”) program for, among other things, capital expenditures exceeding a prescribed amount and changes in bed capacity or healthcare service lines. We may not be able to obtain CONs required for expansion activities that we want to pursue in the future. In addition, we are required to maintain one or more licenses in all of the states in which we operate hospitals. If we fail to obtain a required CON or license, our ability to operate or expand our operations in those states could be negatively impacted. Furthermore, if a CON or other prior approval upon which we relied to invest in construction of a replacement or expanded healthcare facility were to be revoked or lost through an appeal process, we may not be able to recover the value of our investment.

Some states in which we operate do not require CONs for the purchase, construction and expansion of healthcare facilities or services. Additionally, from time to time, states with existing requirements may repeal or limit the scope of their CON programs for future entry. In these cases, our competing healthcare providers could face lower barriers to entry and expansion into certain states where we operate hospitals. We could face decreased market share and revenues if competing healthcare providers are able to purchase, construct or expand healthcare facilities, without being subject to regulatory approval, into markets that are in close proximity to those in which we operate hospitals.

If we acquire hospitals with unknown or contingent liabilities, we could become liable for material obligations.

Hospitals that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. Although we plan to generally seek, indemnification from sellers covering these matters, we may nevertheless have material liabilities for past activities of acquired hospitals.

State efforts to regulate the sale of hospitals operated by municipal or not-for-profit entities could prevent us from acquiring these types of hospitals and executing on our business strategy.

Many states have adopted legislation regarding the sale or other disposition of hospitals operated by municipalities or not-for-profit entities. In some states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligation to protect the use of charitable assets. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the non-profit seller. The review and, in some instances, approval processes can add additional time to the closing of a hospital acquisition. In addition, future state actions could seriously delay or even prevent our ability to acquire these types of hospitals.

Quorum Health Resources, while subject to various risk factors affecting its hospital industry clients, is subject to additional risks related to its unique business model.

The various risk factors stated herein that could result in adverse impacts on the results of operations of our hospitals could similarly affect the hospital and other healthcare clients of our QHR business. Any negative impact on our QHR clients could result in defaults under or terminations of one or more of our contracts, or could result in our inability to attract new management advisory and consulting business. Furthermore, QHR could be subject to allegations of mismanagement, as well as assertions of participation in incidents of alleged malpractice in its position as a management advisor to certain hospital clients. It is possible that resolutions of these actions could require settlements from us that exceed the revenues received from the related hospital client, and this could have a negative impact on our results of operations, financial position and cash flows.

Risks Related to the Spin-off and Our Operation as an Independent Publicly Traded Company

We may be unable to achieve some or all of the benefits that we expected to achieve from the Spin-off.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, the elimination of internal competition with CHS’ network of larger hospitals for capital, key management and other resources, the tailored business strategy that we have developed for our company that focuses on building market share in the hospital markets we serve, the profitability and operational performance of our hospitals, strategic considerations of divestiture candidates and potential buyers for underperforming hospitals, the optimization of selective acquisition opportunities that will be unique to us, and the development of performance-based incentive programs for our management teams that align rewards with success in our business objectives and opportunities. It is possible that we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting requirements of the Exchange Act and Sarbanes-Oxley Act.

Beginning with our Annual Report on Form 10-K for the year ending December 31, 2017, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm as to whether we maintained, in all material respects, effective internal control over financial reporting as of the last day of the year. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

Effective as of the Spin-off date, we became subject to the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with both of these requirements, we may need to upgrade our accounting and information systems, implement additional financial and management controls, reporting systems and procedures, or hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective manner, our ability to comply with our financial reporting requirements and other rules to which we are now subject under the Exchange Act could become impaired. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, results of operations, financial condition, and cash flows.

The utilization of our federal income tax loss carryforwards could be substantially limited if we experience an ownership change as defined in the Internal Revenue Code.

As of December 31, 2016, we generated a federal net operating loss (“NOL”) carryforward of approximately $70.0 million on a pre-tax basis available to offset future taxable income. This NOL carryforward will begin to expire in 2037. Section 382 of the United States Internal Revenue Code of 1986, as amended (the “Code”), imposes an annual limitation on the amount of a company’s taxable income that may be offset by the NOL carryforwards if it experiences an “ownership change” as defined in Section 382 of the Code. An ownership change occurs when a company’s “five-percent shareholders,” as defined in Section 382 of the Code collectively increase their ownership in a company by more than 50 percentage points, by value, over a rolling three-year period. This is different from a change in beneficial ownership under applicable securities laws. These ownership changes include purchases of common stock under share repurchase programs, a company’s offering of its stock, the purchase or sale of company stock by five-percent shareholders, or the issuance or exercise of rights to acquire company stock. While we expect to be able to realize our total NOL carryforwards prior to their expiration, if an ownership change occurs, our ability to use the NOL carryforwards to offset future taxable income will be subject to an annual limitation and will depend on the amount of taxable income we generate in future periods. There is no assurance that we will be able to fully utilize the NOL carryforwards. Furthermore, we could be required to record a valuation allowance related to the amount of the NOL carryforwards that may not be realized, which could adversely impact our results of operations.

The utilization of our state income tax loss carryforwards could be limited if we do not realize profits from our hospital operations to adequately offset these losses in the applicable states where they exist.

As of December 31, 2016, we had state income tax loss carryforwards of $635.1 million. We expect to be able to realize a small amount of our NOL carryforwards in certain states prior to their expiration. In other states where we hope to improve our financial performance through selective profitable acquisitions of hospitals or, when needed, the divestiture of underperforming hospitals, we cannot make assurances that we will be able to fully realize the tax benefit associated with these state NOL carryforwards. As a result, we have recorded a valuation allowance to offset all or a portion of the deferred tax asset created by the NOL carryforwards in those states. We could be required to record additional valuation allowance related to our state NOL carryforwards based upon our operating results in the future, which could adversely impact our results of operations.

The Spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The Spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that the Spin-off left CHS insolvent or with unreasonably small capital or that CHS intended or believed it would incur debts beyond its ability to pay such debts as they mature and that CHS did not receive fair consideration or reasonably equivalent value in the Spin-off. If a court were to agree with such a plaintiff, then such court could void the Spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to CHS, voiding our liens and claims against CHS, or providing CHS with a claim for money damages against us in an amount equal to the difference between the consideration received by CHS and the fair market value of our company at the time of the Spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws varies depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if either the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), or it is unlikely to be able to pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that CHS was solvent at the time of or after giving effect to the Spin-off, including the distribution of our common stock.

Under the Separation and Distribution Agreement with CHS, from and after the Spin-off, we are responsible for the debts, liabilities and other obligations related to our business. Although we do not expect to be liable for any of these or other obligations not expressly assumed by us pursuant to the Separation and Distribution Agreement, it is possible that we could be required to assume responsibility for certain obligations retained by CHS should CHS fail to pay or perform its retained obligations.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our and the guarantors’ obligations under the Registration Rights Agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes and have agreed to pay the expenses of the exchange offer, other than certain taxes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange, Initial Notes in a like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Initial Notes, except as otherwise described herein under “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Outstanding Initial Notes.” The Initial Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the Exchange Notes will not result in any change in our outstanding indebtedness.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of December 31, 2016. You should read this section in conjunction with “Use of Proceeds,” “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Consolidated and Combined Financial Statements and accompanying notes included elsewhere in this prospectus.

As of December 31, 2016 (in thousands)
Cash and cash equivalents	$25,455

Debt:
Senior Credit Facility:
Revolving Credit Facility, maturing 2021	—
Term Loan Facility, maturing 2022	868,419
ABL Credit Facility, maturing 2021
Senior Notes due 2023	400,000
Unamortized debt issuance costs and discounts	(48,764)
Capital lease obligations	25,588
Other debt	1,582
Equity
Preferred stock, $0.0001 par value per share	—
Common stock, $0.0001 par value per share	3
Additional paid-in capital	537,911
Accumulated other comprehensive loss	(2,760)
Accumulated deficit	(334,026)
Nonredeemable noncontrolling interests	14,441

Total capitalization	$1,462,394

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

We have set forth in the tables below selected financial data that has been derived from our audited consolidated and combined financial statements as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. These financial statements may not necessarily be indicative of our results of operations, financial position and cash flows that would have occurred if we operated on a stand-alone basis during the entirety of the periods presented herein.

Consolidated and combined is used to define our financial statements for the reported periods presented herein. Our financial statements include amounts and disclosures related to the stand-alone financial statements and accounting records of the Company after the Spin-off (“consolidated”) in combination with amounts and disclosures that have been derived from the consolidated financial statements and accounting records of CHS for the periods prior to the completion of the Spin-off (“combined”).

You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to the Consolidated and Combined Financial Statements” that are included in this in this and accompanying notes included elsewhere prospectus. Certain prior period amounts have been reclassified to conform to the current presentation. Certain information in the table entitled “Other Financial and Operating Data” is derived from our consolidated and combined operations and is unaudited (dollars in thousands, except earnings per share):

	Year Ended December 31,
	2016	2015	2014	2013	2012
Statements of income data:
Operating revenues, net of contractual allowances and discounts	$2,419,053	$2,445,858	$2,410,002	$2,235,437	$2,151,672
Provision for bad debts	280,586	258,520	264,502	287,822	260,005

Net operating revenues	2,138,467	2,187,338	2,145,500	1,947,615	1,891,667

Operating costs and expenses:
Salaries and benefits	1,057,119	1,016,696	1,012,618	957,086	932,182
Supplies	258,639	249,792	244,590	226,561	218,729
Other operating expenses	645,802	634,233	619,808	557,783	544,295
Depreciation and amortization	117,288	128,001	127,593	106,557	97,149
Rent	49,883	48,729	48,319	43,092	39,786
Electronic health records incentives earned	(11,482)	(25,779)	(44,660)	(34,026)	(34,660)
Legal, professional and settlement costs	7,342	—	30,374	20,544	2,161
Impairment of long-lived assets and goodwill	291,870	13,000	1,000	8,000	7,000
Loss on sale of hospitals, net	2,150	—	—	—	—
Transaction costs related to the Spin-off	5,488	16,337	—	—	—

Total operating costs and expenses	2,424,099	2,081,009	2,039,642	1,885,597	1,806,642

Income (loss) from operations	(285,632)	106,329	105,858	62,018	85,025
Interest expense, net	113,440	98,290	92,926	99,465	97,942

Income (loss) before income taxes	(399,072)	8,039	12,932	(37,447)	(12,917)
Provision for (benefit from) income taxes	(53,875)	3,304	5,579	(12,102)	(4,099)

Net income (loss)	(345,197)	4,735	7,353	(25,345)	(8,818)
Less: Net income (loss) attributable to noncontrolling interests	2,491	3,398	(448)	(1,323)	(1,523)

Net income (loss) attributable to Quorum Health Corporation	$(347,688)	$1,337	$7,801	$(24,022)	$(7,295)

Earnings (loss) per share attributable to Quorum Health Corporation stockholders:
Basic and diluted	$(12.24)	$0.05	$0.27	$(0.85)	$(0.26)

Weighted-average shares outstanding:
Basic and diluted	28,413,247	28,412,054	28,412,054	28,412,054	28,412,054

	December 31,
	2016	2015	2014	2013	2012
Balance sheets data:
Cash and cash equivalents	$25,455	$1,106	$2,559	$873	$1,357
Patient accounts receivable, net	380,685	390,890	374,252	314,016	289,489
Property and equipment, net	733,900	880,249	913,312	871,637	883,822
Total assets	1,994,370	2,294,856	2,368,439	2,062,525	1,997,513
Long-term debt, including current maturities and Due to Parent, net	1,246,825	1,824,323	1,781,360	1,535,677	1,512,244
Other long-term liabilities, including deferred income taxes	140,470	149,171	214,581	194,236	192,156
Total liabilities	1,771,994	2,269,955	2,358,159	2,052,214	1,982,183
Redeemable noncontrolling interests	6,807	8,958	2,362	3,131	4,625
Total equity	215,569	15,943	7,918	7,180	10,705

	Year Ended December 31,
	2016	2015	2014	2013	2012
Statements of cash flow data:
Cash flows from operating activities	$81,086	$42,889	$43,044	$90,114	$69,589
Cash flows from investing activities	(73,146)	(78,592)	(272,098)	(129,473)	(206,538)
Cash flows from financing activities	16,409	34,250	230,740	38,875	136,735

Net change in cash and cash equivalents	$24,349	$(1,453)	$1,686	$(484)	$(214)

Other financial and operating data:
Net inpatient revenues, before the provision for bad debts	$1,033,065	$1,008,139	$1,058,572	$982,669	$923,182
Net outpatient revenues, before the provision for bad debts	$1,280,912	$1,323,853	$1,237,625	$1,132,448	$1,099,113
Adjusted EBITDA(1)	$162,922	$263,667	$264,825	$197,119	$191,335
Adjusted EBITDA, Adjusted for Divestitures(1)	$181,852	$269,024	$267,007	$197,119	$191,335
Number of licensed beds at end of period(2)	3,459	3,582	3,635	3,390	3,602
Admissions(3)	95,313	98,378	101,217	97,686	103,271
Adjusted admissions(4)	235,263	240,841	236,228	212,557	218,447
Emergency room visits(5)	726,155	730,021	685,530	575,850	574,483
Medicare case mix index(6)	1.38	1.34	1.33	1.34	1.30

(1)

EBITDA is a non-GAAP financial measure that consists of net income (loss) attributable to Quorum Health Corporation before interest, income taxes, depreciation and amortization and after adding back net income (loss) attributable to noncontrolling interests. Adjusted EBITDA, also a non-GAAP financial measure, is EBITDA adjusted to add back the effect of certain legal, professional and settlement costs, impairment of long-lived assets and goodwill, net loss on sale of hospitals, transaction costs related to the Spin-off, severance costs for post-spin headcount reductions and the change in estimate related to collectability of patient accounts receivable. We use Adjusted EBITDA as a measure of financial performance. Adjusted EBITDA is a key measure used by our management to assess the operating performance of our hospital operations business and to make decisions on the allocation of resources. Additionally, management utilizes Adjusted EBITDA in assessing our consolidated results of operations and in comparing our results of operations between periods. Adjusted EBITDA, Adjusted for Divestitures, also a non-GAAP financial measure, is further adjusted to exclude the effect of negative EBITDA of hospitals divested. We present Adjusted EBITDA and Adjusted

EBITDA, Adjusted for Divestitures because management believes these measures provide investors and other users of our financial statements with additional information about how management assesses the results of operations.

Adjusted EBITDA and Adjusted EBITDA, Adjusted for Divestitures are not measurements of financial performance under United States generally accepted accounting principles (“U.S. GAAP” or “GAAP”). These calculations should not be considered in isolation or as a substitute for net income, operating income or any other measure calculated in accordance with U.S. GAAP. The items excluded from Adjusted EBITDA and Adjusted EBITDA, Adjusted for Divestitures are significant components in understanding and evaluating the Company’s financial performance. Management believes such adjustments are appropriate, as the magnitude and frequency of such items can vary significantly and are not related to the assessment of normal operating performance. Additionally, our calculation of Adjusted EBITDA and Adjusted EBITDA, Adjusted for Divestitures may not be comparable to similarly titled measures reported by other companies.

Our credit agreements use Adjusted EBITDA Adjusted for Divestitures, subject to further permitted adjustments, for certain financial covenants. Management believes that it is useful to present Adjusted EBITDA and Adjusted EBITDA, Adjusted for Divestitures because these measures, as defined, provide investors with additional information about our ability to incur and service debt and make capital expenditures.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA, Adjusted for Divestitures, each as defined above, to net income (loss) attributable to Quorum Health Corporation, the most directly comparable U.S. GAAP financial measure, as derived directly from our consolidated and combined financial statements for the respective periods (in thousands):

	Year Ended December 31,
	2016	2015	2014	2013	2012
Adjusted EBITDA components:
Net income (loss) attributable to Quorum Health Corporation	$(347,688)	$1,337	$7,801	$(24,022)	$(7,295)
Net income (loss) attributable to noncontrolling interests	2,491	3,398	(448)	(1,323)	(1,523)
Interest expense, net	113,440	98,290	92,926	99,465	97,942
Provision for (benefit from) income taxes	(53,875)	3,304	5,579	(12,102)	(4,099)
Depreciation and amortization	117,288	128,001	127,593	106,557	97,149

EBITDA	(168,344)	234,330	233,451	168,575	182,174
Legal, professional and settlement costs	7,342	—	30,374	20,544	2,161
Impairment of long-lived assets and goodwill	291,870	13,000	1,000	8,000	7,000
Loss on sale of hospitals, net	2,150	—	—	—	—
Transaction costs related to the Spin-off	5,488	16,337	—	—	—
Severance costs for post-spin headcount reductions	1,617	—	—	—	—
Change in estimate related to collectability of patient accounts receivable	22,799	—	—	—	—

Adjusted EBITDA	162,922	263,667	264,825	197,119	191,335
Negative EBITDA of divested hospitals(7)	18,930	5,357	2,182	—	—

Adjusted EBITDA, Adjusted for Divestitures	$181,852	$269,024	$267,007	$197,119	$191,335

(2)	Licensed beds are the number of beds for which the appropriate state agency licenses a hospital regardless of whether the beds are actually available for patient use.
(3)	Admissions represent the number of patients admitted for inpatient services.

(4)	Adjusted admissions are computed by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.
(5)	Emergency room visits represent the number of patients registered and treated in our emergency rooms.
(6)	Medicare case mix index is a relative value assigned to a diagnosis-related group of patients that is used in determining the allocation of resources necessary to treat the patients in that group. Medicare case mix index is calculated as the average case mix index for all Medicare admissions during the period.
(7)	The hospitals divested during the year ended December 31, 2016 were hospitals that we acquired from CHS as part of the Health Management Associates, Inc. (“HMA”) acquisition, which occurred on January 27, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations, financial condition and cash flows, together with the audited consolidated and combined financial statements and the accompanying notes included in this prospectus. The financial information discussed may not necessarily reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company for the entirety of the periods presented herein or what our results of operations, financial condition and cash flows may be in the future.

All references to our financial statements, results of operations, financial condition, financial position, cash flows, liquidity, indebtedness and our business refer to the results of the Company derived from the audited consolidated and combined financial statements and the accompanying notes included in “Index to Consolidated and Combined Financial Statements.” All references to our financial outlook refer to the anticipated unaudited consolidated results of the Company derived from management’s best estimate as of the date of filing of this prospectus.

Overview

As of December 31, 2016, we owned or leased 36 hospitals across 16 states with an aggregate of 3,459 licensed beds. Our hospitals provide a broad range of general hospital healthcare services and outpatient healthcare services, including general acute care, emergency room, general and specialty surgery, critical care, internal medicine, obstetrics, diagnostic services, psychiatric and rehabilitation services. For the hospitals that we own and operate, we are paid for our services by governmental agencies, private insurers and directly by the patients we serve. We also operate QHR, a leading hospital management advisory and healthcare consulting services business. For our management advisory and consulting services business, we are paid by the non-affiliated hospitals utilizing our services. Over 95% of our net operating revenues are attributable to our hospital operations business.

Business Strategy Summary

Our business strategy is focused on the following key objectives:

•	refine our portfolio to include high-quality, profitable hospitals and outpatient service facilities;

•	expand the breadth and capacity of the specialty care service lines and outpatient services we offer;

•	enhance patient safety, quality of care and satisfaction at our healthcare facilities;

•	improve the operating and financial performance of our hospital operations business;

•	improve financial results by pursuing the sale of underperforming hospitals; and

•	grow our revenues through selective acquisitions.

Our business strategy includes an ongoing strategic review of our hospitals based upon analysis of financial performance, current competitive conditions, expected demographic trends, joint venture opportunities and capital allocation requirements. As part of this strategy, we are actively engaging in initiatives, among others, to divest underperforming hospitals, reduce our debt and refine our portfolio to a more sustainable group of hospitals with higher operating margins. We sold two hospitals in December 2016 for combined proceeds of $13.7 million, one hospital in March 2017 for $4.3 million, and have targeted an additional six hospitals that we intend to divest in the next twelve months. For the year ended December 31, 2016, these nine hospitals had $60.0 million of net operating losses. See “—Overview—Recent Divestiture Activity” below for additional information on our divestitures activities.

Our strategic review process is ongoing and we may be unable to divest or realize proceeds from the sale of any or all hospitals we consider for divestiture. We may also be subject to impairment charges in the future as a result of our ongoing strategic review process.

2016 Operational Summary

Our net operating revenues for the year ended December 31, 2016 totaled $2,138.5 million compared to $2,187.3 million for the year ended December 31, 2015. In 2016, we had a loss from operations of $285.6 million, compared with income from operations of $106.3 million in 2015. Our net losses in 2016 following the Spin-off were primarily due to: (1) $291.9 million of impairment charges related to our hospital operations business, consisting of $166.9 million of impairment to long-lived assets and $125.0 million of impairment to goodwill; (2) a $22.8 million reduction in net operating revenues as a result of a change in estimate related to collectability of patient accounts receivable; (3) higher than expected operating costs associated with the transition services agreements with CHS and other third-party contracts in comparison to the allocated costs from CHS during the carve-out period; and (4) the net operating losses from the hospitals that we have targeted for divestiture, which includes two hospitals divested in December 2016, one hospital divested in March 2017 and an additional six hospitals that we intend to divest in the next twelve months. In addition, we incurred $7.3 million of legal, professional and settlement costs primarily related to a QHR legal matter, $2.2 million of net loss on the sales of two hospitals in December 2016 and $5.5 million of transaction costs related to the Spin-off. Our 2015 operating costs and expenses included $13.0 million of impairment to long-lived assets, also related to our hospital operations business, and $16.3 million of transaction costs related to the Spin-off. Our admissions and adjusted admissions decreased 3.1% and 2.3%, respectively, in 2016 when compared to 2015. The decreases in admissions and adjusted admissions for the nine hospitals of the divestiture group were 9.2% and 7.5%, respectively, in 2016 when compared to 2015.

2016 Impairments

The following table provides a summary of the impairment charges recorded during the year ended December 31, 2016 subsequent to the Spin-off (in thousands):

	Property and Equipment	Capitalized Software Costs	Medicare Licenses	Total Long-lived Assets	Goodwill	Total Goodwill and Long-lived Assets
Second quarter of 2016 impairment:
Held for sale assets	$9,789	$4,411	$—	$14,200	$5,000	$19,200
Held for use assets	31,200	—	—	31,200	—	31,200
Preliminary step two goodwill impairment estimate	—	—	—	—	200,000	200,000

Total impairment recorded in second quarter of 2016	40,989	4,411	—	45,400	205,000	250,400

Fourth quarter of 2016 impairment:
Final step two goodwill impairment and long-lived asset analysis using September 30, 2016 measurement date:
Held for sale assets	1,386	14	—	1,400	—	1,400
Held for use assets	70,470	10,830	—	81,300	(80,000)	1,300
Further decline in held for use assets using December 31, 2016 measurement date	32,723	3,677	2,370	38,770	—	38,770

Total impairment recorded in fourth quarter of 2016	104,579	14,521	2,370	121,470	(80,000)	41,470

Total impairment recorded for the year ended December 31, 2016	$145,568	$18,932	$2,370	$166,870	$125,000	$291,870

During the second quarter of 2016 and subsequent to the Spin-off, management made a decision to classify certain hospitals as held for sale and evaluate other hospitals for divestiture. As a result, we analyzed the long-lived assets of all of our hospitals to test for impairment and recorded $45.4 million of impairment related to long-lived assets in this quarter. In addition, we evaluated the estimated relative fair value of the hospitals we classified as held for sale in relation to the overall fair value of our hospital operations reporting unit utilizing a September 30, 2015 measurement date, which was the measurement date of our most recent annual goodwill impairment analysis, and recognized $5.0 million of goodwill impairment in the second quarter of 2016. In this same quarter, we identified certain indicators of goodwill impairment related to our hospital operations reporting unit and concluded that such indicators necessitated an interim goodwill impairment evaluation. The primary indicators were our declining market capitalization, as compared to the carrying value of equity, and a decrease in estimated future earnings of our hospital operations reporting unit. We performed a calculation of the overall fair value of this reporting unit in step one of the impairment test and concluded that the carrying value of the hospital operations reporting unit as of June 30, 2016 exceeded the estimated fair value. We performed a preliminary step two calculation of goodwill impairment to determine the implied fair value of goodwill of the hospital operations reporting unit in a hypothetical purchase price allocation. Based on this preliminary analysis, we estimated and recorded goodwill impairment of $200 million in the second quarter of 2016.

For step two goodwill impairment testing, we engaged a professional valuation firm to perform a hypothetical purchase price valuation of each of our hospitals utilizing a September 30, 2016 measurement date. The results of the third-party valuation, which was completed in the fourth quarter of 2016, indicated that the carrying values of certain of our individual hospitals exceeded their fair values. Considering these results to be an indicator of potential impairment and to assess whether any additional impairment of long-lived assets existed, we utilized a September 30, 2016 measurement date and the same professional valuation firm to perform an analysis of undiscounted cash flows for each hospital in which an indicator of impairment was identified. Based on the results of these analyses, we recorded impairment of $82.7 million related to long-lived assets at certain of our hospitals and a downward adjustment to our previously recorded goodwill estimate by $80.0 million in the fourth quarter of 2016. Our final assessment of goodwill impairment took into consideration the impairment adjustments to the carrying values of the hospital long-lived assets. The net impact in the fourth quarter of 2016, in comparison to the $200 million estimate we recorded as of June 30, 2016, was $2.7 million of additional impairment beyond this initial estimate.

In addition to the above, we experienced a decline in operating results at several of our hospitals in the fourth quarter of 2016. This led management to perform additional testing for impairment using a December 31, 2016 measurement date. As a result of this analysis, we recorded additional impairment of $38.8 million related to held for use assets in the fourth quarter of 2016. The carrying values of long-lived assets, including those classified as held for sale, are reported in our balance sheet net of these impairment charges as of December 31, 2016.

The Spin-off

On April 29, 2016, Quorum Health Corporation was formed as an independent company through the Spin-off from CHS of 38 hospitals, affiliated outpatient service facilities and QHR. The Spin-off was accomplished through the distribution of 100% of QHC common stock to CHS stockholders of record on April 22, 2016 (the “Record Date”). Each CHS stockholder received a distribution of one share of QHC common stock for every four shares of CHS common stock held as of the Record Date, plus cash in lieu of fractional shares. QHC common stock began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “QHC” on May 2, 2016.

In connection with the Spin-off, we issued $400 million in aggregate principal amount of 11.625% Senior Notes due 2023 (the “Initial Notes”) on April 22, 2016 and entered into a credit agreement on April 29, 2016, consisting of an $880 million senior secured term loan facility (the “Term Loan Facility”) and a $100 million senior secured revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan

Facility, the “Credit Facility”). In addition, we entered into a $125 million senior secured asset-based revolving credit facility (the “ABL Credit Facility”). The net offering proceeds of the Initial Notes, together with the net borrowings under the Term Loan Facility, were used to make a $1.2 billion payment from QHC to CHS and to pay our transaction and financing fees and expenses.

In connection with the Spin-off, we entered into certain agreements with CHS that governed or continue to govern matters related to the Spin-off. These agreements include, among others, a Separation and Distribution Agreement, a Tax Matters Agreement and an Employee Matters Agreement. We also entered into various transition services agreements with CHS that define agreed upon services to be provided by CHS to QHC. The transition services agreements have five year terms and include, among others, the provision for services related to information technology, payroll processing, certain human resources functions, patient eligibility screening, billing, collections and other revenue management services.

Pursuant to the terms of the Separation and Distribution Agreement, CHS made a non-cash capital contribution of $530.6 million and transferred $13.5 million of cash to us on the Spin-off date. The cash transfer consisted of an agreed upon $20.0 million for the initial funding of our working capital, reduced by $6.5 million for the difference in estimated and actual financing fees and expenses incurred at the closing of the Spin-off.

The following table contains a summary of the major transactions to effect the Spin-off of QHC as a newly formed, independent company (dollars in thousands):

	Long-Term Debt	Due to Parent, Net	Common Stock		Additional Paid-in Capital	Parent’s Equity
			Shares	Amount
Balance at April 29, 2016 (prior to the Spin-off)	$24,179	$1,813,836	—	$—	$—	$3,137
Borrowings of long-term debt, net of debt issuance discounts	1,255,464	—	—	—	—	—
Payments of debt issuance costs	(29,146)	—	—	—	—	—
Cash proceeds paid to Parent	—	(1,217,336)	—	—	—	—
Transfer of liabilities from Parent	—	(22,292)	—	—	—	—
Net deferred income tax liability resulting from the Spin-off	—	(46,783)	—	—	—	—
Non-cash capital contribution from Parent	—	(527,425)	—	—	530,562	(3,137)
Distribution of common stock	—	—	27,719,645	3	(3)	—
Distribution of restricted stock awards	—	—	692,409	—	—	—

Balance at April 29, 2016 (after the Spin-off)	$1,250,497	$—	28,412,054	$3	$530,559	$—

In the fourth quarter of 2016, QHC recorded certain adjustments to the opening balance sheet related to assets and liabilities transferred to QHC in the Spin-off. The net effect of these adjustments was a $12.0 million increase in the non-cash capital contribution made to QHC by CHS, a $5.7 million increase in the liabilities transferred from Parent and a $14.9 million reduction to the net deferred income tax liability transferred to us. These fourth quarter adjustments were in addition to the amounts initially recorded in the second quarter of 2016.

The following table provides a summary of the sources and uses of cash directly related to our separation from CHS (in thousands):

Sources of cash:
Term Loan Facility, maturing 2022	$880,000
Senior Notes, maturing 2023	400,000
Cash transfer from CHS for initial funding of working capital, less adjustments	13,454

Total sources of cash	1,293,454

Uses of cash:
Payment to CHS for the businesses	(1,217,336)
Payments of debt issuance costs	(29,146)
Reduction in debt proceeds for debt issuance discounts	(24,536)
Transaction costs related to the Spin-off, as recorded in the statements of income	(21,825)

Total uses of cash	(1,292,843)

Net cash inflow	$611

In a letter dated October 12, 2016, R2 Investments, LDC requested that our board of directors (the “Board”) conduct an investigation into certain matters related to the Spin-off, and to consider the possible assertion of legal claims based on the results of such investigation (the “R2 Letter”). After evaluating the R2 Letter, our Board voted to approve an investigation with respect to the matters and demands set forth therein. The investigation, which was conducted by three independent directors with the assistance of independent counsel, was completed on March 31, 2017. Acting on behalf of our Board, the participating directors determined that it would not be in the best interest of the corporation and its shareholders to assert any legal claims related to the Spin-off. The costs associated with this investigation are recognized in legal, professional and settlement costs in our statements of income.

Agreements with CHS Related to the Spin-off

In connection with the Spin-off and effective as of the Spin-off date, we entered into certain agreements with CHS that at the time of Spin-off governed the allocation to us of various assets, employees, liabilities and obligations (including investments, property, employee benefits and tax-related assets and liabilities) that were previously part of CHS. In addition, these agreements govern certain relationships and activities between us and CHS for a definitive period of time after the Spin-off date, as specified by each individual agreement.

A summary of these agreements follows:

•	Separation and Distribution Agreement. This agreement governed the principal actions of both QHC and CHS that needed to be taken to effect the Spin-off. It sets forth other agreements that govern certain aspects of our relationship with CHS following the Spin-off.

•	Tax Matters Agreement. This agreement governs respective rights, responsibilities and obligations of QHC and CHS after the Spin-off with respect to deferred tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state and local income taxes, other tax matters and related tax returns.

•	Employee Matters Agreement. This agreement governs certain compensation and employee benefit obligations with respect to the employees and non-employee directors of QHC and CHS. It also allocated liabilities and responsibilities relating to employment matters, employee compensation, employee benefit plans and other related matters as of the Spin-off date.

In addition to the agreements referenced above, we entered into certain transition services agreements and other ancillary agreements with CHS defining agreed upon services, as specified by each agreement, to be provided by CHS to us commencing on the Spin-off date. The agreements generally have terms of five years.

A summary of the major transition services agreements follows:

•	Shared Services Centers Transition Services Agreement. This agreement defines services to be provided by CHS related to billing and collections utilizing CHS shared services centers. Services include, but are not limited to, billing and receivables management, statement processing, denials management, cash posting, patient customer service, and credit balance and other account research. In addition, it provides for patient pre-arrival services, including pre-registration, insurance verification, scheduling and charge estimates. Fees are based on a percentage of cash collections each month.

•	Computer and Data Processing Transition Services Agreement. This agreement defines services to be provided by CHS for information technology infrastructure, support and maintenance. Services include, but are not limited to, operational support for various applications, oversight, maintenance and information technology support services, such as helpdesk, product support, network monitoring, data center operations, service ticket management and vendor relations. Fees are based on both a fixed charge for labor costs, as well as direct charges for all third-party vendor contracts entered into by CHS on QHC’s behalf.

•	Receivables Collection Agreement. This agreement defines services to be provided by CHS’ wholly-owned subsidiary, PASI, which currently serves as a third-party collection agency to us related to accounts receivable collections of both active and bad debt accounts of QHC hospitals, including both receivables that existed as of the Spin-off date and those that have occurred during the operating period since the Spin-off date. Services include, but are not limited to, self-pay collections, insurance follow-up, collection letters and calls, payment arrangements, payment posting, dispute resolution and credit balance research. Fees are based on the type of service and are calculated based on a percentage of recoveries.

•	Billing and Collection Agreement. This agreement defines services to be provided by CHS related to collections of certain accounts receivable generated from our outpatient healthcare services. Services include, but are not limited to, self-pay collections, insurance follow-up, collection letters and calls, payment arrangements, payment posting, dispute resolution and credit balance research. Fees are based on the type of service and are calculated based on a percentage of recoveries.

•	Employee Service Center Agreement. This agreement defines services to be provided by CHS related to payroll processing and human resources information systems support. Fees are based on a fixed charge per employee headcount per month.

•	Eligibility Screening Services Agreement. This agreement defines services to be provided by CHS for financial and program criteria screening related to Medicaid or other program eligibility for pure self-pay patients. Fees are based on a fixed charge for each hospital receiving services.

For the year ended December 31, 2016, the total expenses we incurred related to the transition services agreements since the Spin-off date was $44.7 million and the allocations from CHS to us for these same services prior to the Spin-off date were $21.7 million, or on a combined basis the total expenses in 2016 were $66.4 million. For the years ended December 31, 2015 and 2014, the allocated costs from CHS for these services were $60.2 million and $40.5 million, respectively.

We are currently engaged in preliminary discussions with CHS related to the transition of certain of our transition services agreements related to billing and collections and eligibility screening services. We are seeking to bring these services in-house; however, we are unable to provide any assurances as to the timing of such an agreement or whether such agreement will be reached.

Recent Divestiture Activity

On March 31, 2017, we sold 60-bed Cherokee Medical Center and its affiliated outpatient facilities, located in Centre, Alabama, for $4.3 million. For the years ended December 31, 2016, 2015 and 2014, our operating results included pre-tax losses of $5.0 million, $5.3 million and $4.2 million related to Cherokee. In addition to the above, we recorded $3.9 million and $2.0 million of impairment to property, equipment and capitalized software costs of Cherokee during the years ended December 31, 2016 and 2015, respectively. We do not expect the loss on sale of this hospital will be material, after consideration of the impairment charges recorded in 2016.

On March 30, 2017, we announced that we have a definitive agreement to sell 231-bed Trinity Hospital of Augusta and its affiliated outpatient facilities, located in Augusta, Georgia. We currently anticipate completing the sale of this hospital in the second quarter of 2017.

On December 31, 2016, we sold 56-bed Barrow Regional Medical Center and its affiliated outpatient facilities (“Barrow”), located in Winder, Georgia, for $6.6 million. For the years ended December 31, 2016, 2015 and 2014, our operating results included pre-tax losses of $14.5 million, $6.2 million and $3.9 million related to Barrow. In addition to the above, we recorded a $1.2 million net loss on the sale and $4.0 million of impairment to property, equipment and capitalized software costs of Barrow during the year ended December 31, 2016.

On December 1, 2016, we sold 64-bed Sandhills Regional Medical Center and its affiliated outpatient facilities (“Sandhills”), located in Hamlet, North Carolina, for $7.2 million. For the years ended December 31, 2016, 2015 and 2014, our operating results included pre-tax losses of $6.9 million, $2.0 million and $2.3 million related to Sandhills. In addition to the above, we recorded a $1.0 million net loss on the sale and $4.8 million of impairment to property, equipment and capitalized software costs of Sandhills during the year ended December 31, 2016.

We utilized the total proceeds of $18.0 million from our three completed divestitures to pay down our Term Loan Facility. As a result, our next required principal payment is due in December 2018.

Affordable Care Act

The Affordable Care Act, as currently structured, mandates that substantially all U.S. citizens maintain health insurance coverage, while expanding access to coverage through a combination of private sector health insurance reforms and public program expansion. In recent years, most of the states that have experienced the greatest reductions in rates of uninsured individuals have been those that expanded Medicaid coverage and established Exchanges at the state level. The outcome of the 2016 federal elections cast considerable uncertainty on the future of the Affordable Care Act, and it is unclear whether the trend of increased coverage will continue. In addition, several private health insurers have withdrawn, or have announced their intent to withdraw, from the Exchanges, which may threaten the stability of those marketplaces. Government efforts to repeal or change the Affordable Care Act may have an adverse effect on our business, results of operations, cash flow, capital resources and liquidity.

Other Government Regulations

Our hospital operations business is highly regulated. We are required to comply with extensive, complicated and overlapping governmental laws and regulations at the federal, state and local levels. These laws and regulations govern every aspect of how our hospitals conduct their operations, including the service lines that must be offered for licensure as an acute care hospital, restrictions related to employing physicians, and requirements applicable to eligibility and payment structures under the Medicare and Medicaid programs. The failure to comply with these laws and regulations can result in severe penalties including criminal penalties, civil sanctions, and the loss of our ability to qualify for participation in the Medicare and Medicaid programs.

Like the Affordable Care Act, the other rules, regulations and laws imposed on the U.S. healthcare industry are subject to ongoing and frequent changes with little or no notice and are often interpreted and applied differently by various regulatory agencies with authority to enforce such requirements. Each change or conflicting interpretation may require us to make changes at our hospitals and other healthcare facilities related to aspects such as space usage, equipment, technology, staffing and service lines. We may also be required to revise or implement operating policies and procedures that were previously believed to be compliant. The cost of compliance with governmental laws and regulations is a significant component of our overall operating costs. Furthermore, these costs have been rising in recent years due to new regulatory requirements and increasing enforcement provisions. Management anticipates that compliance costs will continue to grow in the foreseeable future. The U.S. healthcare industry has seen a number of ongoing investigations related to patient referrals, physician recruiting and employment practices, cost reporting and billing practices, medical necessity of inpatient admissions, physician office leasing, laboratory and home healthcare services, physician ownership of hospitals and other healthcare providers, and joint ventures involving hospitals and physicians. Hospitals continue to be one of the primary focus areas of the OIG, Department of Justice and other governmental fraud and abuse regulatory authorities and programs.

Basis of Presentation

Our financial statements have been prepared under the assumption that QHC will continue as a going concern. We have limited stand-alone operating history and have experienced net losses in each of the quarters in 2016 subsequent to the Spin-off from CHS. See “—Liquidity and Capital Resources—Financial Outlook” for additional information on the CS Amendment and other factors impacting our future earnings projections.

Prior to our separation from CHS, QHC did not operate as a separate company and stand-alone financial statements were not historically prepared; however, QHC was comprised of certain stand-alone legal entities for which discrete financial information was available under CHS’ ownership. Our accompanying financial statements include amounts and disclosures for QHC that have been derived from the consolidated financial statements and accounting records of CHS for the periods prior to the Spin-off in combination with the amounts and disclosures related to the stand-alone financial statements and accounting records of QHC after the Spin-off. See Note 18—Related Party Transactions in the accompanying financial statements for additional information on the carve-out of financial information from CHS.

The statements of income for the years ended December 31, 2016, 2015 and 2014, as presented herein, include expense allocations for certain corporate functions provided by CHS to QHC, including, but not limited to, executive and divisional management, employee benefits administration, treasury, accounting, risk management, audit, legal, procurement, human resources, information technology support and other administrative support services. These expenses were allocated to QHC based on direct usage or benefit where identifiable, with the remainder allocated to QHC using ratios based on revenues, expenses or licensed beds. Following the Spin-off, we began performing corporate functions using internal resources or purchased services, certain of which are being provided by CHS pursuant to the transition services agreements and other ancillary agreements.

For the periods prior to the Spin-off, CHS used a centralized approach to cash management and to finance its operations, which included the operations of QHC. For these periods, cash and cash equivalents were swept to the CHS corporate accounts and transactions between QHC and CHS were accounted for through Due to Parent, net. This liability to CHS was settled in full on the transaction date, in part by a cash payment to CHS of $1.2 billion funded with net proceeds from the debt issuances that occurred in connection with the Spin-off. The remainder of the liability was extinguished and reclassified as a capital contribution to QHC. See Note 11—Equity in the accompanying financial statements for additional information on the equity established in connection with the Spin-off. Following the Spin-off, we established our own depository and disbursement cash accounts with various banks and use a centralized approach to cash management.

Our financial statements for all prior periods include certain reclassifications to conform to the presentation for the year ended December 31, 2016. These reclassifications had no net effect on our results of operations, financial position or cash flows reported in previously issued combined financial statements. See Note 2—Basis of Presentation and Significant Accounting Policies—Reclassifications in the accompanying financial statements.

Revenues

We generate revenues by providing healthcare services at our hospitals and affiliated outpatient service facilities to patients seeking medical treatment. Hospital revenues depend on, among other factors, inpatient occupancy and acuity levels, the volume of outpatient procedures and the charges and negotiated reimbursement rates for the healthcare services provided. Our primary sources of payment for patient healthcare services are third-party payors, including Medicare and Medicaid programs, Medicare and Medicaid managed care programs, commercial insurance companies, other managed care programs, workers’ compensation carriers and employers. Self-pay revenues are the portion of our revenues generated from providing healthcare services to patients who do not have health insurance coverage as well as the patient responsibility portion of charges that are not covered for an individual by a health insurance program or plan. We generate revenues related to our QHR business when management advisory and consulting services are provided. We report these revenues at their net realizable value. We generate other non-patient revenues primarily from rental income and hospital cafeteria sales.

Amounts we collect for medical treatment of patients covered by Medicare, Medicaid and non-governmental third-party payors are generally less than our standard billing rates. Our standard charges and the reimbursement rates for routine inpatient services vary significantly depending on the type of medical procedure performed and the geographical location of the hospital. Differences in our standard billing rates and the amounts we expect to collect from third-party payors are classified as contractual allowances. The reimbursements we ultimately receive as payments for services are determined for each patient instance of care, based on the contractual terms we negotiate with third-party payors or based on federal and state regulations related to governmental healthcare programs. Except for emergency department services, our policy is to determine the payment methodology with patients prior to when the services are performed. Self-pay and other payor discounts are incentives offered to uninsured or underinsured patients or other payors to reduce their costs of healthcare services with the purpose of maximizing our collection efforts.

As of December 31, 2016, we recorded a change in estimate of $22.8 million to reduce the net realizable value of our patient accounts receivable, which negatively impacted both contractual allowances and the provision for bad debts in our statements of income. The portion of this change in estimate that impacted contractual allowances was $11.4 million and related to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program. The remainder of the change in estimate, also $11.4 million, impacted the provision for bad debts and related to our assessment of the collectability of our managed care and commercial accounts receivable aged greater than one year based on a review of historical cash collections for these accounts.

A summary of our net operating revenues, before the provision for bad debts, by payor source follows (dollars in thousands):

	Year Ended December 31,
	2016		2015		2014
	$ Amount	% of Total	$ Amount	% of Total	$ Amount	% of Total
Medicare	$673,074	27.8%	$656,799	26.9%	$681,010	28.3%
Medicaid	446,273	18.4%	443,479	18.1%	420,050	17.4%
Managed care and commercial	952,535	39.4%	984,480	40.3%	907,667	37.7%
Self-pay	242,095	10.1%	247,234	10.0%	287,470	11.9%
Non-patient	105,076	4.3%	113,866	4.7%	113,805	4.7%

Total net operating revenues, before the provision for bad debts	$2,419,053	100.0%	$2,445,858	100.0%	$2,410,002	100.0%

The table above includes an $11.4 million change in estimate we recorded as of December 31, 2016 to reduce the net realizable value of patient accounts receivable due to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program, as described above. This portion of the change in estimate impacted contractual allowances associated with Medicaid revenues.

In 2016, we began classifying our revenues related to Medicare Advantage Plans as Medicare revenues. As a result, we retroactively reclassified those amounts from managed care and commercial revenues to Medicare revenues for all periods presented in the table above. For the years ended December 31, 2016, 2015 and 2014, Medicare revenues related to Medicare Advantage Plans were $170.4 million, $146.9 million and $133.0 million, respectively, or 25.3%, 22.4% and 19.5% as a percentage of total Medicare revenues, respectively. Revenues from Medicaid managed care programs are included in Medicaid revenues in the table above, which is consistent with our presentation in prior periods. See Note 2—Basis of Presentation and Significant Accounting Policies—Reclassifications in the accompanying financial statements.

Charity Care

In the ordinary course of business, we provide healthcare services to patients who are financially unable to pay for care and do not qualify for coverage under a governmental program. We assess the eligibility of these patients for charity care services primarily based on a patient’s household income relative to the poverty level guidelines established by the federal government. We record the gross charges for charity care services at our standard billing rates in self-pay revenues and fully offset these charges in contractual allowances in the same period. We do not record a provision for bad debts related to these charges, as it is our policy not to pursue collection of payments from charity care patients. To the extent we receive reimbursement payments through a governmental assistance program to subsidize the care provided, we reduce both the self-pay revenues and the contractual allowance for the related service. As a result of the above, charity care services have no net impact to our net operating revenues.

Electronic Health Record Incentive Payments

Pursuant to the HITECH Act, we are eligible to receive incentive payments under the Medicare and Medicaid programs related to our hospitals and physician clinics that demonstrate meaningful use of certified EHR technology. These payments are available for a maximum period of five or six years, depending on the program. If we fail to demonstrate meaningful use, we are subject to payment reductions. We incur both capital expenditures and operating expenses in connection with the implementation of EHR technology initiatives. The amount and timing of these expenditures does not directly correlate with the timing of the receipt of EHR payments or the recognition of EHR incentives as earned. We record EHR incentives in our statements of income as a reduction to our operating costs and expenses. As we move toward our full implementation of certified EHR technology, our EHR incentives will decline and ultimately end. For the years ended December 31, 2016, 2015 and 2014, our EHR incentives earned were $11.5 million, $25.8 million and $44.7 million, respectively. We anticipate that we will earn approximately $5 million of EHR incentives in 2017.

Critical Accounting Policies

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts and related disclosures. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. The critical accounting estimates and judgments presented below are not intended to be a comprehensive list of all our accounting policies that require estimates, but is limited to those that involve a higher degree of judgment and complexity. We believe the current assumptions and other considerations used to estimate amounts in our financial statements are appropriate. If actual results differ from these assumptions and considerations, the resulting impact could have a material adverse effect on our results of operations and financial condition.

Third-Party Reimbursements and State Supplemental Payment Programs

Our estimate of the net realizable amount of our patient revenues due from third-party payors is subject to complexities, including interpretations of governmental regulations and payor-specific contractual agreements that are frequently changing. The Medicare and Medicaid programs, which are the payor sources for the majority of our patient revenues, are highly complex programs and subject to interpretation of federal and state-specific reimbursement rates, new or changing legislation and final cost report settlements. Contractual allowances are recorded in the period services are performed and the patient’s method of payment is verified. Estimates for contractual allowances are subject to change, in large part, due to ongoing contract negotiations and regulation changes, which is typical in the U.S. healthcare industry. Revisions to estimates for contractual allowances are recorded in the periods in which they become known and may be subject to further revisions. All hospital contractual allowance calculations are reviewed on a monthly basis by management to ensure reasonableness and accuracy.

We use a third-party automated contractual allowance system to calculate our contractual allowances each month. Contractual allowances are calculated utilizing historical paid claims data by payor source, which is uploaded into the system each month. The key assumptions used by the system to calculate the current period estimated contractual allowances are derived on a payor-specific basis from the estimated contractual reimbursement percentage and historical paid claims data. The automated contractual allowance system does not include patient account level information, as it estimates an average contractual allowance for each payor source. Due to the complexities involved in the contractual allowance estimates, actual reimbursement payments we receive from third-party payors could be different than the amounts we estimated and recorded. If the actual contractual reimbursement percentages by payor source differed by 1% from our estimated contractual reimbursement percentages, our net loss for the year ended December 31, 2016 would have changed by $11.8 million. If we applied a 1% differential to our patient accounts receivable due from governmental, managed care and commercial third-party payors as of December 31, 2016, patient accounts receivable, net would have changed by $19.3 million.

Cost report settlements under reimbursement programs with Medicare, Medicaid and other managed care plans are estimated and recorded in the period patient services are performed and any revisions to estimates of previous program reimbursements are recorded in subsequent periods until the final cost report settlements are determined. We account for cost report settlements in contractual allowances in our statements of income and record these amounts as due from and due to third-party payors on our balance sheets. During the years ended December 31, 2016, 2015 and 2014, contractual allowance adjustments related to previous program reimbursements and final cost report settlements favorably (unfavorably) impacted our net operating revenues by $(5.8) million, $(15.1) million and $9.2 million, respectively. The 2015 and 2014 amounts included the unfavorable impact of an $11.1 million Illinois cost report settlement in 2014 that was reversed in the second quarter of 2015 due to contract negotiations that were finalized in that quarter. Exclusive of this adjustment, our net operating revenues were favorably (unfavorably) impacted by $(4.0) million and $(1.9) million in 2015 and 2014, respectively, for all other contractual allowance adjustments related to previous program reimbursements and final cost report settlements.

Several states utilize supplemental payment programs, including disproportionate share programs, for the purpose of providing reimbursement to providers to offset a portion of the cost of providing care to Medicaid and indigent patients. The amounts due to us under such programs are included in due from third-party payors on our balance sheets. These programs have participation costs, referred to as fees or provider taxes. We record these costs in due to third-party payors on our balance sheets. After a state supplemental program is approved and fully authorized, we recognize the reimbursement payments due to us from state supplemental payment programs in the periods amounts are estimable and revenue collection is reasonably assured. These amounts are recorded in operating revenues as favorable contractual allowances and the costs we incur under these programs are recorded as other operating expenses. We record the revenues as favorable contractual allowance adjustments in our net operating revenues and the related provider taxes as other operating expenses in our statements of income.

The following table shows the portion of our Medicaid reimbursements attributable to state supplemental payment programs (in thousands):

	Year Ended December 31,
	2016	2015	2014
Medicaid revenues	$220,389	$211,696	$192,771
Provider taxes and other expenses	76,616	75,929	73,149

Reimbursements attributable to state supplemental payment programs, net of expenses	$143,773	$135,767	$119,622

The California Department of Health Care Services implemented the HQAF Program, imposing a fee on certain general and acute care California hospitals. Revenues generated from these fees provide funding for the non-federal supplemental payments to California hospitals that serve California’s Medi-Cal and uninsured patients. Under the most recent phase of the program, covering the period January 2014 through December 2016, we recognized $34.4 million, $31.5 million and $25.2 million of operating revenues, net of provider taxes, for the years ended December 31, 2016, 2015 and 2014, respectively.

In November 2016, California voters approved a state constitutional amendment measure that extends indefinitely the statute that imposes fees on California hospitals seeking federal matching funds. However, the current program expired on December 31, 2016 and CMS has not approved a new program. Consistent with the first four phases of the HQAF Program, we will not recognize any revenues under the new program until CMS completes the approval process. HQAF funding levels are based in part on Medi-Cal utilization. As a result, changes in coverage of individuals under the Medi-Cal program could affect the revenues and cash flows of our California hospitals under future phases of the HQAF Program. We are currently estimating the 2017 to 2019 HQAF Program will be approved in the fourth quarter of 2017 and that our revenues will be approximately $21 million for the year ended December 31, 2017, all of which will be recorded in the fourth quarter. We cannot provide any assurances of the amount of revenues our hospitals may receive from or the timing of CMS’ approval of the 2017 to 2019 HQAF Program, the timing of the related cash flows, or that the program will be approved at all.

The following table provides a summary of the components of due from and due to third-party payors (in thousands):

	December 31,
	2016	2015
Amounts due from third-party payors:
Previous program reimbursements and final cost report settlements	$23,876	$33,732
State supplemental payment programs	92,359	77,074

Total amounts due from third-party payors	$116,235	$110,806

Amounts due to third-party payors:
Previous program reimbursements and final cost report settlements	$33,366	$21,015
State supplemental payment programs	9,171	9,088

Total amounts due to third-party payors	$42,537	$30,103

Provision for Bad Debts and the Allowance for Doubtful Accounts

A summary of patient accounts receivable, before contractual allowances, discounts and the allowance for doubtful accounts, by payor source follows (dollars in thousands):

	December 31,
	2016		2015
	Amount	% of Total	Amount	% of Total
Third-parties	$1,930,103	74.6%	$1,688,138	72.6%
Self-pay	656,373	25.4%	638,694	27.4%

Total patient accounts receivable, gross	$2,586,476	100.0%	$2,326,832	100.0%

Substantially all of our accounts receivable are related to providing healthcare services to patients at our hospitals and outpatient service facilities. Collection of accounts receivable is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the patient financial responsibility portion of payments due from insured patients, generally deductibles and co-payments. Our policy is to verify the health insurance coverage of a patient prior to the procedure date for all medical treatment scheduled in advance. We do not verify insurance coverage in advance of treatment for walk-in and emergency room patients.

We estimate our allowance for doubtful accounts by reserving a percentage of all self-pay patient receivables without regard to aging category, based on collection history. The allowance percentage is based on a model that considers historical write-off activity and is adjusted for expected recoveries and any anticipated changes in trends. Our ability to estimate the allowance for doubtful accounts is not significantly impacted by the aging of accounts receivable as management believes that substantially all of the risk exists at the point in time such accounts are identified as self-pay. For our insured receivables, which are non-self-pay receivables, we estimate the allowance for doubtful accounts based on historical collection rates for the uncontractualized portion of all accounts aging over 365 days from the date of patient discharge, reduced by an estimate for expected recoveries. Generally, these non-self-pay accounts receivable aged over 365 days represent an immaterial percentage of our total patient accounts receivable on our balance sheets. We believe that we collect substantially all of our third-party insured receivables, which include receivables from governmental agencies.

Collections are impacted by the economic ability of patients to pay and the effectiveness of CHS’ collection efforts, including their current policies on collections, and our own efforts to further attempt collection. As previously stated, billings and collections are outsourced to CHS under the transition services agreements that were put in place with the Spin-off. See Note 18—Related Party Transactions in the accompanying financial statements for additional information on these agreements. Significant changes in payor mix, economic conditions or trends in federal and state governmental healthcare coverage, among other things, could affect our collection levels and are considered in our estimate of the allowance for doubtful accounts each period. We also continually review our overall allowance adequacy by monitoring historical cash collections experience, revenue trends by payor classification and days revenue outstanding.

Our policy is to write off gross accounts receivable if the balance is under $10.00 or when such amounts are placed with outside collection agencies. We believe this policy accurately reflects our ongoing collection efforts and is consistent with practices within the U.S. healthcare industry. We had $420.3 million and $436.9 million of past due patient account balances at December 31, 2016 and 2015, respectively, being pursued by outside collection agencies. We expect to collect less than 3%, net of estimated collection fees, of the amounts being pursued by outside collection agencies. As these amounts have been written-off, they are not included in our gross accounts receivable or our allowance for doubtful accounts. Collections of any account balances previously written off are recognized in the period of recovery as a reduction to bad debt expense. We consider historical recovery rates in our evaluation of the reasonableness of our allowance for doubtful accounts.

As of December 31, 2016, we recorded a change in estimate of $22.8 million to reduce the net realizable value of our patient accounts receivable. Of this amount, $11.4 million of the change in estimate impacted our contractual allowances in the statements of income and was attributable to increasing delays associated with collections under the Illinois Medicaid program, as discussed above. The remainder of the change in estimate was $11.4 million, which impacted the provision for bad debts in our statements of income. This change in estimate related to our assessment of the collectability of our managed care and commercial accounts receivable aged greater than one year and was based on our review of historical cash collections for these accounts.

For self-pay receivables, the total amount of contractual allowances, discounts and the allowance for doubtful accounts that reduces these receivables to their net carrying value was $571.7 million and $535.3 million as of December 31, 2016 and 2015, respectively. If our self-pay receivables being pursued by outside collection agencies were included in both gross self-pay receivables and the allowance for doubtful accounts above, the allowance for doubtful accounts related to self-pay receivables as a percentage of gross self-pay receivables would have been 92.1% and 90.4% at December 31, 2016 and 2015, respectively. If our actual collection percentage differed by 1% from our estimated collection percentage as a result of a change in recoveries, our net loss for the year ended December 31, 2016 would have changed $4.0 million. If we applied a 1% differential to our estimate of the allowance for doubtful accounts related to self-pay receivables as of December 31, 2016, our patient accounts receivable, net would have changed by $6.6 million.

Days revenue outstanding related to patient accounts receivable, excluding amounts recorded as due from and due to third-party payors on our balance sheets, was 68 days and 64 days as of December 31, 2016 and 2015, respectively. The portion of our allowance for doubtful accounts representing an adjustment for expected recoveries of self-pay receivables aged over 365 days that have been placed with outside collection agencies was 6 days as of December 31, 2016.

Impairment of Long-Lived Assets and Goodwill

Whenever an event occurs or changes in circumstances indicate that the carrying values of certain long-lived assets may be impaired, we project the undiscounted cash flows expected to be generated by those assets. If the projections indicate that the carrying values are not expected to be recovered, the assets are reduced to their estimated fair value based on a quoted market price, if available, or an estimated value based on valuation techniques available in the circumstances.

Our hospital operations and hospital management advisory and healthcare consulting services operations meet the criteria to be classified as reporting units for goodwill. Goodwill is evaluated for impairment at the same time every year and when an event occurs or circumstances change that, more likely than not, reduce the fair value of a reporting unit below its carrying value. There is a two-step method for determining goodwill impairment. Step one is to compare the fair value of the reporting unit with the unit’s carrying amount, including goodwill. If this test indicates the fair value is less than the carrying value, then step two is required. Step two is to compare the implied fair value of the reporting unit’s goodwill with the carrying value of the reporting unit’s goodwill. When an indicator of potential impairment is identified in interim periods, we evaluate goodwill for impairment at such date.

We perform our annual goodwill impairment evaluation in the fourth quarter of each year. For our annual evaluation, we estimate the fair value of each of our reporting units utilizing two modeling approaches, a discounted cash flow model and an earnings multiple model. The discounted cash flow model applies a discount rate to our cash flow forecasts that is based on our best estimate of our weighted-average cost of capital. The earnings multiple model applies a market supported multiple to EBITDA. Both models are based on our best estimate of future revenues and operating costs and expenses as of the testing date. Additionally, the results of both models are reconciled to our consolidated market capitalization, which considers the amount a potential buyer would be required to pay, in the form of a control premium, to gain sufficient ownership to set policies, direct operations and control management decisions of our company.

During the years ended December 31, 2016, 2015 and 2014, we recorded impairment charges of $291.9 million, $13.0 million and $1.0 million, respectively. See “—Overview—2016 Impairments” for a table and additional information on the impairment charges recorded in the second and fourth quarters of 2016.

Workers’ Compensation and Professional and General Liability Insurance Reserve

As part of the business of owning and operating hospitals, we are subject to legal actions alleging liability on its part. To mitigate a portion of this risk, we maintain insurance exceeding a self-insured retention level for these types of claims. Our self-insurance reserves reflect the current estimate of all outstanding losses, including incurred but not reported losses, based upon actuarial calculations as of period end. The loss estimates included in the actuarial calculations may change in the future due to updated facts and circumstances. Insurance expense in the statements of income includes the actuarially determined estimates for losses in the current year, including claims incurred but not reported, the changes in estimates for losses in prior years based upon actual claims development experience as compared to prior actuarial projections, the insurance premiums for losses related to policies obtained to cover amounts in excess of our self-insured retention levels, the administrative costs of the insurance programs, and interest expense related to the discounted portions of these liabilities. Our reserves for workers’ compensation and professional and general liability claims are based on semi-annual actuarial calculations, which are discounted to present value and consider historical claims data, demographic factors, severity factors and other actuarial assumptions. The liabilities for self-insured claims are discounted based on our risk-free interest rate that corresponds to the period when the self-insured claims are incurred and projected to be paid.

A portion of our reserves for workers’ compensation and professional and general liability claims included on our balance sheet relates to incurred but not report claims prior to the Spin-off. These claims were fully indemnified by CHS under the terms of the Separation and Distribution Agreement. As a result, we have a corresponding receivable from CHS related to these claims on our balance sheet. See Note 19—Commitments and Contingencies—Insurance Reserves in the accompanying financial statements for a table that summarizes the liabilities and receivables associated with our workers’ compensation and professional and general liability claims as of December 31, 2016 and 2015.

Income Taxes

The breadth of our operations and the complexity of tax regulations require assessments of uncertainties and judgments in estimating the amount of income taxes that we will ultimately pay. The amount of income taxes ultimately paid by us is dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal and state tax audits in the normal course of business.

We calculate our provision for income taxes and account for income taxes using the asset and liability method. Under this method, deferred income taxes are recorded to represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred income taxes during the year. Deferred income taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and the enactment of new or amended tax laws.

Under the asset and liability method, valuation allowances are recorded to reduce deferred income tax assets when it is more likely than not that a tax benefit will not be realized. We assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized.

The main factors that we consider include:

•	cumulative earnings or losses in recent years, adjusted for certain nonrecurring items;

•	expected earnings or losses in future years;

•	unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and earnings levels;

•	the availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits; and

•	the carryforward period associated with the deferred tax assets and liabilities.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record deferred income tax benefits for all tax years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date about the ability to realize the benefit of the deferred tax assets or tax positions. For those tax positions where it is more likely than not that a future tax benefit will be sustained, our policy is to record the largest amount of income tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that an income tax benefit will not be sustained in the future, we do not recognize a deferred tax benefit in our financial statements. We record interest and penalties, net of any applicable tax benefit, related to income taxes, if any, as a component of the provision for income taxes when applicable.

See Note 12—Income Taxes in the accompanying financial statements for additional information on the use of the separate return method of accounting for income taxes that we used during the carve-out period and the impact of the Spin-off on income taxes, including our assessment of deferred income assets and liabilities as of the Spin-off date.

New Accounting Pronouncements

In March 2016, the FASB issued No. ASU No. 2016-09, Compensation—Stock Compensation, which was issued to simplify some of the accounting guidance for share-based compensation. Among the areas impacted by the amendments in this ASU are the accounting for income taxes related to share-based payments, accounting for forfeitures, classification of awards as equity or liabilities on the balance sheet, and classification on the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. We expect to adopt this ASU on January 1, 2017. Management anticipates that the adoption of this ASU will have no material impact on its results of operations, financial position and cash flows.

In February 2016, the FASB issued No. ASU No. 2016-02, Leases, which amends the accounting for leases, requiring lessees to recognize most leases on their balance sheet with a right-of-use asset and a lease liability. Leases will be classified as either finance or operating leases, which will impact the expense recognition of such leases over the lease term. The ASU also modifies the lease classification criteria for lessors and eliminates some of the real estate leasing guidance previously applied for certain leasing transactions. This ASU is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We expect to adopt this ASU on January 1, 2019. Because of the number of leases we utilize to support our operations, the adoption of this ASU is expected to have a significant impact on our financial position. Management is evaluating the quantitative and qualitative factors that will impact us as part of the adoption of this ASU, as well as any changes to our leasing strategy because of the changes to the accounting and recognition of leases.

In August 2014, the FASB issued No. ASU 2014-15, Presentation of Financial Statements—Going Concern, which requires management to evaluate relevant conditions, events and certain management plans that are known or reasonably knowable that when, considered in the aggregate, raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that financial statements are issued. This ASU is effective for interim and annual reporting periods ending after December 15, 2016. We adopted this ASU on December 31, 2016. As a result of adopting ASU No. 2014-15, management was required to evaluate the Company’s ability to comply with the Secured Net Leverage Ratio under its Credit Facility for one year following the issuance of its financial statements for the year ended December 31, 2016. See “—Liquidity and Capital Resources—Financial Outlook” for additional information about management’s going concern assessment through the issuance of this prospectus and the amendment to our Credit Facility, which was entered into to alleviate any substantial doubt our ability to continue as a going concern under the terms of ASU 2014-15.

In May 2014, the FASB issued No. ASU 2014-09, Revenues from Contracts with Customers, which outlines a single comprehensive model for recognizing revenue and supersedes most existing revenue recognition guidance, including guidance specific to the healthcare industry. This ASU provides companies the option of applying a full or modified retrospective approach upon adoption. This ASU is effective for fiscal years beginning after December 15, 2017, with early adoption permitted for annual periods beginning after December 15, 2016. We expect to adopt this ASU on January 1, 2018. Management is evaluating our plan for adoption and the impact on our revenue recognition policies, procedures and internal control framework and the resulting impact on our results of operations, financial position and cash flows.

Results of Operations

We have summarized our results of operations, including certain financial and operating data for the years ended December 31, 2016, 2015 and 2014, on a comparative basis below. The definitions of certain terms used throughout the remainder of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” follows:

Consolidated and combined. Our financial statements include amounts and disclosures related to the stand-alone financial statements and accounting records of QHC after the Spin-off (“consolidated”) in combination with amounts and disclosures that have been derived for the businesses comprising QHC from the consolidated financial statements and accounting records of CHS for the periods prior to the completion of the Spin-off (“combined”). Any references to our financial statements, financial data and operating data refer to our consolidated and combined financial statements unless otherwise noted.

Same-facility. Same-facility financial and operating data, as presented in the comparative discussions herein, includes hospitals that are owned or leased during all periods. Our same-facility operating results for the three months and years ended December 31, 2016 and 2015 and the three months ended September 30, 2016, which are reported herein, have been adjusted to exclude the operating results of Sandhills, which we sold on December 1, 2016. Our same-facility operating results for each of these periods includes Barrow, which we sold on December 31, 2016. Our same-facility operating results for the year ended December 31, 2014 have been adjusted to include the operating results of the HMA hospitals for the period prior to their acquisition date, which was the period from January 1, 2014 through January 27, 2014 and to exclude the operating results for Sandhills.

Bps variance. In certain tables below, we have included a variance column that represents the subtraction of the basis points in the prior period percentage of revenues column from the basis points in the current period percentage of revenues column.

Admissions. Admissions represent the number of patients admitted for inpatient services.

Adjusted admissions. Adjusted admissions is computed by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.

Emergency room visits. Emergency room visits represent the number of patients registered and treated in our emergency rooms.

Medicare case mix index. Medicare case mix index is a relative value assigned to a diagnosis-related group of patients that is used in determining the allocation of resources necessary to treat the patients in that group. Medicare case mix index is calculated as the average case mix index for all Medicare admissions during the period.

Hospital operations man-hours per adjusted admission. Hospital operations man-hours per adjusted admission is calculated as total paid employed and contract labor hours, including both hospitals and affiliated outpatient facilities, divided by adjusted admissions. It is used by management as a measurement of productivity.

Days revenue outstanding. Days revenue outstanding approximates the average collection period for patient accounts receivable. It is calculated by dividing net patient accounts receivable at the end of the period by average net operating revenues per day for the most recent three months. Net patient accounts receivable excludes the amounts reported as due from and to third-party payors related to final cost report settlements and state supplemental payment programs.

Year ended December 31, 2016 Compared to Year ended December 31, 2015

A summary of our results of operations, both in dollars and as a percentage of net operating revenues, follows (dollars in thousands):

	Year Ended December 31,
	2016		2015		2016 vs 2015
	Amount	% of Revenues	Amount	% of Revenues	$ Variance	bps Variance
Operating revenues, net of contractual allowances and discounts	$2,419,053		$2,445,858		$(26,805)
Provision for bad debts	280,586		258,520		22,066

Net operating revenues	2,138,467	100.0%	2,187,338	100.0%	(48,871)

Operating costs and expenses:
Salaries and benefits	1,057,119	49.4%	1,016,696	46.5%	40,423	2.9%
Supplies	258,639	12.1%	249,792	11.4%	8,847	0.7%
Other operating expenses	645,802	30.3%	634,233	29.0%	11,569	1.3%
Depreciation and amortization	117,288	5.5%	128,001	5.9%	(10,713)	(0.4)%
Rent	49,883	2.3%	48,729	2.2%	1,154	0.1%
Electronic health records incentives earned	(11,482)	(0.5)%	(25,779)	(1.2)%	14,297	0.7%
Legal, professional and settlement costs	7,342	0.3%	—	—%	7,342	0.3%
Impairment of long-lived assets and goodwill	291,870	13.6%	13,000	0.6%	278,870	13.0%
Loss on sale of hospitals, net	2,150	0.1%	—	—%	2,150	0.1%
Transaction costs related to the Spin-off	5,488	0.3%	16,337	0.7%	(10,849)	(0.4)%

Total operating costs and expenses	2,424,099	113.4%	2,081,009	95.1%	343,090	18.3%

Income (loss) from operations	(285,632)	(13.4)%	106,329	4.9%	(391,961)	(18.3)%
Interest expense, net	113,440	5.3%	98,290	4.5%	15,150	0.8%

Income (loss) before income taxes	(399,072)	(18.7)%	8,039	0.4%	(407,111)	(19.1)%
Provision for (benefit from) income taxes	(53,875)	(2.6)%	3,304	0.2%	(57,179)	(2.8)%

Net income (loss)	(345,197)	(16.1)%	4,735	0.2%	(349,932)	(16.3)%
Less: Net income (loss) attributable to noncontrolling interests	2,491	0.2%	3,398	0.1%	(907)	0.1%

Net income (loss) attributable to Quorum Health Corporation	$(347,688)	(16.3)%	$1,337	0.1%	$(349,025)	(16.4)%

Revenues

The following table provides information related to our net operating revenues (dollars in thousands, except per adjusted admission amounts):

	Year Ended December 31,
	2016	2015	$ Variance	% Variance
Consolidated and combined:
Net patient revenues, before the provision for bad debts	$2,313,977	$2,331,992	$(18,015)	(0.8)%
Provision for bad debts	280,586	258,520	22,066	8.5%

Total net patient revenues	2,033,391	2,073,472	(40,081)	(1.9)%
Non-patient revenues	105,076	113,866	(8,790)	(7.7)%

Total net operating revenues	$2,138,467	$2,187,338	$(48,871)	(2.2)%

Net patient revenues per adjusted admission	$8,643	$8,609	$34	0.4%

Net operating revenues per adjusted admission	$9,090	$9,082	$8	0.1%

Same-facility:
Net patient revenues, before the provision for bad debts	$2,280,576	$2,295,531	$(14,955)	(0.7)%
Provision for bad debts	270,741	250,848	19,893	7.9%

Total net patient revenues	2,009,835	2,044,683	(34,848)	(1.7)%
Non-patient revenues	104,733	113,550	(8,817)	(7.8)%

Total net operating revenues	$2,114,568	$2,158,233	$(43,665)	(2.0)%

Net patient revenues per adjusted admission	$8,699	$8,675	$24	0.3%

Net operating revenues per adjusted admission	$9,152	$9,157	$(5)	(0.1)%

The following table provides information related to our net operating revenues, before the provision for bad debts, by payor source (dollars in thousands):

	Year Ended December 31,
	2016		2015		2016 vs 2015
	Amount	% of Total	Amount	% of Total	$ Variance	bps Variance
Consolidated and combined:
Medicare	$673,074	27.8%	$656,799	26.9%	$16,275	0.9%
Medicaid	446,273	18.4%	443,479	18.1%	2,794	0.3%
Managed care and commercial	952,535	39.4%	984,480	40.3%	(31,945)	(0.9)%
Self-pay	242,095	10.1%	247,234	10.0%	(5,139)	0.1%
Non-patient	105,076	4.3%	113,866	4.7%	(8,790)	(0.4)%

Total net operating revenues, before the provision for bad debts	$2,419,053	100.0%	$2,445,858	100.0%	$(26,805)

Same-facility:
Medicare	$663,104	27.8%	$646,178	26.8%	$16,926	1.0%
Medicaid	440,656	18.5%	437,228	18.1%	3,428	0.4%
Managed care and commercial	940,573	39.4%	970,143	40.3%	(29,570)	(0.9)%
Self-pay	236,244	9.9%	241,982	10.1%	(5,738)	(0.2)%
Non-patient	104,733	4.4%	113,550	4.7%	(8,817)	(0.3)%

Total net operating revenues, before the provision for bad debts	$2,385,309	100.0%	$2,409,081	100.0%	$(23,772)

The table above includes an $11.4 million change in estimate we recorded as of December 31, 2016 to reduce the net realizable value of patient accounts receivable due to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program, as described above. This portion of the change in estimate impacted contractual allowances associated with Medicaid revenues.

The following table provides information on certain drivers of our net operating revenues:

	Year Ended December 31,
	2016	2015	$ Variance	% Variance
Consolidated and combined:
Number of licensed beds at end of period	3,459	3,582	(123)	(3.4)%
Admissions	95,313	98,378	(3,065)	(3.1)%
Adjusted admissions	235,263	240,841	(5,578)	(2.3)%
Emergency room visits	726,155	730,021	(3,866)	(0.5)%
Medicare case mix index	1.38	1.34	0.04	3.0%

Same-facility:
Number of licensed beds at end of period	3,459	3,462	(3)	(0.1)%
Admissions	93,837	96,561	(2,724)	(2.8)%
Adjusted admissions	231,046	235,693	(4,647)	(2.0)%
Emergency room visits	713,151	716,303	(3,152)	(0.4)%
Medicare case mix index	1.39	1.35	0.04	3.0%

Net operating revenues for the year ended December 31, 2016 decreased $48.9 million compared to the year ended December 31, 2015, consisting of an $18.0 million decline in net patient revenues, before the provision for bad debts, a $22.1 million increase in the provision for bad debts and an $8.8 million decline in non-patient revenues.

As of December 31, 2016, we recorded a change in estimate of $22.8 million to reduce the net realizable value of our patient accounts receivable, which negatively impacted both contractual allowances and the provision for bad debts in our statement of income for the year ended December 31, 2016. The portion of this change in estimate that impacted contractual allowances was $11.4 million and related to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program. The remainder of the change in estimate, also $11.4 million, impacted the provision for bad debts and related to our assessment of the collectability of our managed care and commercial accounts receivable aged greater than one year based on a review of historical cash collections for these accounts. For the year ended December 31, 2015, our net patient revenues were unfavorably impacted by an $11.1 million Illinois cost report settlement reversal that was initially recorded as a favorable adjustment to contractual allowances in 2014 and then reversed in 2015 due to contract negotiations finalized in the second quarter of 2015.

On a consolidated and combined basis, the $18.0 million decline in net patient revenues, before the provision for bad debts, was primarily due to a $22.4 million decline in net patient revenues related to the divestiture group of nine hospitals, which was partially offset by a $4.4 million increase in net patient revenues related to our continuing hospitals in 2016 when compared to 2015. Volumes favorably (unfavorably) impacted net patient revenues by $(21.5) million and $(27.5) million related to the divestiture group and continuing hospitals, respectively, when comparing 2016 to 2015. In addition, we had a favorable (unfavorable) impact from payor rates of $(0.9) million and $31.9 million related to the divestiture group and continuing hospitals, respectively, when comparing 2016 to 2015. After taking into consideration the Illinois cost report settlement reversal, we had a $20.8 million favorable payor rate variance related to our continuing hospitals.

On a same facility basis, net operating revenues exclude $23.9 million and $29.1 million for the years ended December 31, 2016 and 2015, respectively, related to Sandhills.

Non-patient revenues decreased $8.8 million for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to decreases of $5.0 million in QHR revenues and $3.8 million in other income. The decline in QHR revenues was due to fewer management advisory and consulting services contracts in 2016 when compared to 2015. We had other income of $2.2 million related to the receivables facility with CHS in 2015 with no comparable income in 2016. Our hospitals were removed from the CHS receivables facility in November 2015.

Provision for Bad Debts

The provision for bad debts for the year ended December 31, 2016 increased $22.1 million, or 8.5%, compared to the year ended December 31, 2015. As a percentage of net patient revenues, before the provision for bad debts, the provision for bad debts was 12.1% and 11.1%, in these respective years. The increase was primarily due to the $11.4 million change in estimate we recorded as part of our evaluation of the net realizable value of patient accounts receivable as of December 31, 2016. This change in estimate related to our assessment of the collectability of our managed care and commercial accounts receivable aged greater than one year and was based on our review of historical cash collections for these accounts. In addition, we had an increase in our provision for bad debts in 2016, when compared to 2015, due to our most recent hindsight analysis.

Salaries and Benefits

The following table provides information related to our salaries and benefits expenses (dollars in thousands, except per adjusted admission amounts):

	Year Ended December 31,
	2016	2015	$ Variance	% Variance
Salaries and benefits	$1,057,119	$1,016,696	$40,423	4.0%
Hospital operations salaries and benefits	$968,868	$959,495	$9,373	1.0%
Hospital operations salaries and benefits per adjusted admission	$4,118	$3,984	$134	3.4%
Hospital operations man-hours per adjusted admission	104.7	103.2	1.5	1.5%

Salaries and benefits increased $40.4 million for the year ended December 31, 2016 compared to the year ended December 31, 2015. As a percentage of net operating revenues, salaries and benefits were 49.4% and 46.5% in these respective years. The increase in salaries and benefits was primarily due to corporate salaries and benefits following the completion of the Spin-off. Prior to the Spin-off, management fees were allocated to QHC for corporate functions of CHS, including services such as, among others, executive and divisional management, treasury, accounting, risk management, legal, procurement, human resources, information technology support and other administrative support services. The corporate management fees prior to the Spin-off were included in other operating expenses. In 2016, we had corporate salaries and benefits of $28.1 million for the eight month period following the Spin-off date. Corporate salaries and benefits in 2016 included stock-based compensation expense of $7.4 million related to QHC and CHS restricted stock awards held at the time of the Spin-off and QHC restricted stock awards granted after the Spin-off. In addition, corporate salaries and benefits included $1.8 million of supplemental executive retirement plan costs in 2016 with no comparable cost in 2015.

Supplies

The following table provides information related to our supplies expense (dollars in thousands, except per adjusted admission amounts):

	Year Ended December 31,
	2016	2015	$ Variance	% Variance
Supplies	$258,639	$249,792	$8,847	3.5%
Supplies per adjusted admission	$1,099	$1,037	$62	6.0%

Supplies expense increased $8.8 million for the year ended December 31, 2016 compared to the year ended December 31, 2015. As a percentage of net operating revenues, supplies expense was 12.0% and 11.4% in these respective years. The increase in supplies expense was primarily due to the renegotiated contract with our group purchasing organization following the Spin-off, which resulted in a reduction in rebates and administrative fee reimbursements of $5.3 million in 2016 when compared to 2015.

Other Operating Expenses

The following table provides information related to our other operating expenses (dollars in thousands):

	Year Ended December 31,
	2016		2015		2016 vs 2015
	Amount	% of Total	Amount	% of Total	$ Variance	bps Variance
Purchased services	$180,672	28.0%	$176,758	27.9%	$3,914	0.1%
Taxes and insurance	129,775	20.1%	124,635	19.7%	5,140	0.4%
Medical specialist fees	106,803	16.5%	85,042	13.4%	21,761	3.1%
Transition services agreements and allocations from Parent	66,441	10.3%	60,166	9.5%	6,275	0.8%
Repairs and maintenance	42,986	6.7%	45,945	7.2%	(2,959)	(0.5)%
Utilities	29,833	4.6%	29,856	4.7%	(23)	(0.1)%
Management fees from Parent	11,792	1.8%	36,466	5.7%	(24,674)	(3.9)%
Other miscellaneous operating expenses	77,500	12.0%	75,365	11.9%	2,135	0.1%

Total other operating expenses	$645,802	100.0%	$634,233	100.0%	$11,569

Other operating expenses increased $11.6 million for the year ended December 31, 2016 compared to the year ended December 31, 2015. As a percentage of net operating revenues, other operating expenses were 30.3% and 29.0% in these respective years. Medical specialist fees increased in 2016 when compared to 2015 as a result of the renegotiated contracts related to emergency room services and subsidies to various third parties, including hospitalists. Taxes and insurance increased primarily due to a reduction in property tax credits in 2016 when compared to 2015. In 2016, we had $8.0 million of Illinois income tax credits and $3.2 million of New Mexico gross receipts tax refunds, which compared to $13.1 million of Illinois income tax credits in 2015. In 2016, we incurred $0.9 million of expenses associated with New Mexico gross receipts tax refunds that were included in purchases services with no comparable fees in 2015. Management fees from Parent in 2016 include only the four months prior to the Spin-off date. Management fees from Parent primarily consist of costs for corporate salaries and benefits allocated from CHS. We entered into transition services agreements with CHS that were initiated on the Spin-off date and are comparable shared services to those received by us from CHS prior to the Spin-off date. When comparing 2016 to 2015, our costs associated with the transition services agreements were $6.3 million higher than the comparable allocated costs from CHS due to the higher rates for these services under the agreements.

Depreciation and Amortization

The following table provides a summary of the components of depreciation and amortization expenses (dollars in thousands):

	Year Ended December 31,
	2016	2015	$ Variance	% Variance
Depreciation expense:
Land improvements	$2,386	$2,407	$(21)	(0.9)%
Buildings and building improvements	25,213	28,584	(3,371)	(11.8)%
Equipment and fixtures	55,411	59,913	(4,502)	(7.5)%

Total depreciation expense	83,010	90,904	(7,894)	(8.7)%

Amortization expense:
Amortization of finite-lived intangible assets:
Capitalized software costs	25,193	27,317	(2,124)	(7.8)%
Physician guarantee contracts	3,108	3,951	(843)	(21.3)%
Other finite-lived intangible assets	2,866	3,334	(468)	(14.0)%

Total amortization expense related to finite-lived intangible assets	31,167	34,602	(3,435)	(9.9)%
Amortization of leasehold improvements and property and equipment assets held under capital lease obligations	3,111	2,495	616	24.7%

Total amortization expense	34,278	37,097	(2,819)	(7.6)%

Total depreciation and amortization	$117,288	$128,001	$(10,713)	(8.4)%

Depreciation and amortization expense decreased $10.7 million during the year ended December 31, 2016 compared to the year ended December 31, 2015. As a percentage of net operating revenues, depreciation and amortization was 5.5% and 5.9% in these respective years. The decrease in depreciation and amortization was primarily due to the reclassification of certain property, equipment and capitalized software to held for sale as of June 30, 2016 and the resulting discontinuation of depreciation in the third and fourth quarters of 2016. In addition, we recognized $45.4 million of impairment to long-lived assets in the second quarter of 2016, which also reduced depreciation and amortization in the second half of 2016.

Rent

Rent expense increased $1.2 million to $49.9 million for the year ended December 31, 2016 compared to $48.7 million for the year ended December 31, 2015. As a percentage of net operating revenues, rent expense was 2.3% and 2.2% in these respective years. Rent expense primarily relates to operating leases for certain buildings and equipment at our hospitals.

Electronic Health Records Incentives Earned

Electronic health records incentives earned decreased $14.3 million to $11.5 million for the year ended December 31, 2016 compared to $25.8 million for the year ended December 31, 2015 primarily due to the decrease in activity as we move closer toward full implementation of EHR. See Note 2—Basis of Presentation and Significant Accounting Policies—Revenues in the accompanying financial statements for additional information on EHR.

Legal, Professional and Settlement Costs

Legal, professional and settlement costs of $7.3 million for the year ended December 31, 2016 related to $4.6 million of costs associated with a QHR legal matter and $1.9 million of costs primarily associated with the

R2 Letter. See Note 19—Commitments and Contingencies—Commercial Litigations and Other Lawsuits in the accompanying financial statements for additional information on the Company’s legal matters.

Impairment of Long-Lived Assets and Goodwill

Impairment of long-lived assets and goodwill of $291.9 million during the year ended December 31, 2016 included impairments of $145.6 million to property and equipment, $18.9 million to capitalized software costs, $2.4 million to medical license assets and $125.0 million to goodwill. As a result of management’s decision following the Spin-off to divest certain hospitals and evaluate additional hospitals for potential divestiture, we analyzed the long-lived assets of all of our hospitals to test for impairment in the second quarter of 2016. Additionally, we identified certain indicators of goodwill impairment related to our hospital operations reporting unit and concluded that such indicators necessitated an interim goodwill impairment evaluation. See “—Overview—2016 Impairments” for a table and additional information on the impairment charges recorded in the second and fourth quarters of 2016.

During the year ended December 31, 2015, we recorded impairment of $13.0 million to reduce the carrying values of certain long-lived assets at seven of our hospitals to their estimated fair values. We recorded this charge as a result of an impairment assessment performed by CHS for certain of our hospitals that experienced declining operating results in 2015. The impairment indicators assessed by CHS included reductions in patient admissions volumes, increases in supplies expense, primarily drug costs, and increases in other operating expenses, primarily due to the higher costs of utilizing updated standard code sets, known as the “ICD-10” coding.

Loss on Sale of Hospitals, Net

During the year ended December 31, 2016, we recorded a $2.2 million net loss on the sale of two hospitals, consisting of $1.2 million related to Barrow and $1.0 million related to Sandhills. We are committed to our business strategy, which includes actively engaging in initiatives, among others, to divest underperforming hospitals, reduce our debt and refine our portfolio to a more sustainable group of hospitals with higher operating margins. See Note 4—Acquisitions and Divestitures in the accompanying financial statements for additional information on the sales of these hospitals, which both occurred in the month of December 2016.

Interest Expense, Net

The following table provides information related to interest expense, net (in thousands):

	Year Ended December 31,
	2016	2015
Credit Facility:
Revolving Credit Facility	$330	$—
Term Loan Facility	40,719	—
ABL Credit Facility	342	—
Senior Notes	32,166	—
Amortization of debt issuance costs and discounts	4,918	—
All other interest expense (income), net	(849)	283

Total interest expense, net, from long-term debt	77,626	283
Due to Parent, net	35,814	98,007

Total interest expense, net	$113,440	$98,290

Interest expense, net increased $15.2 million for the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily due to the new debt structure put in place in connection with the Spin-off. Interest expense for the period following the Spin-off is calculated based on the terms of the credit agreements and senior notes. The effective interest rates for our term loan facility and senior notes were approximately 7.70% and 12.469%, respectively, at December 31, 2016. Prior to the Spin-off, we were charged interest on our indebtedness with CHS at various rates ranging from 4% to 7%. Interest computations on this indebtedness were based on the outstanding balance of Due to Parent, net, at the end of each month. This debt with CHS was extinguished on April 29, 2016, the Spin-off. See Note 7—Long-Term Debt in the accompanying financial statements for additional information on our indebtedness and the CS Amendment we executed on April 11, 2017 to amend certain provisions of our Credit Facility.

Provision for (Benefit from) Income Taxes

The following table reconciles the differences between the statutory federal income tax rate and our effective tax rate (dollars in thousands):

	Year Ended December 31,
	2016		2015		2016 vs 2015
	Amount	%	Amount	%	$ Variance	bps Variance
Provision for (benefit from) income taxes at statutory federal tax rate	$(139,685)	35.0%	$2,814	35.0%	$(142,499)	—%
State income taxes, net of federal income tax benefit	(47,749)	12.0%	(171)	(2.1)%	(47,578)	14.1%
Net (income) loss attributable to noncontrolling interests	(872)	0.2%	(1,189)	(14.8)%	317	15.0%
Non-deductible goodwill and Spin-off costs	36,009	(9.0)%	—	—%	36,009	(9.0)%
Change in valuation allowance	94,745	(23.7)%	1,459	18.2%	93,286	(41.9)%
All other	3,677	(1.0)%	391	4.8%	3,286	(5.8)%

Total provision for (benefit from) income taxes and effective tax rate	$(53,875)	13.5%	$3,304	41.1%	$(57,179)	(27.6)%

Our income tax benefit was $53.9 million for the year ended December 31, 2016 and our income tax expense was $3.3 million for the year ended December 31, 2015. Our effective tax rates were 13.5% and 41.1% for these respective years. The decrease in our effective tax rate in 2016 when compared to 2015 was primarily due to our 2016 pre-tax loss, recording a valuation allowance against deferred tax assets that are not more likely than not to be recognized and the additional impact in 2016 of a greater proportion of non-deductible expenses relative to our pre-tax loss. These non-deductible expenses were primarily the non-deductible portions of our goodwill impairment charges and Spin-off costs. See Note 12—Income Taxes in the accompanying financial statements.

Net Income (Loss) Attributable to Noncontrolling Interests

Net income (loss) attributable to noncontrolling interests decreased $0.9 million to $2.5 million for the year ended December 31, 2016 compared to $3.4 million for the year ended December 31, 2015. As a percentage of net operating revenues, net income (loss) attributable to noncontrolling interests was 0.2% and 0.1% in these respective years.

Year ended December 31, 2015 Compared to Year ended December 31, 2014

A summary of our results of operations, both in dollars and as a percentage of net operating revenues, follows (dollars in thousands):

	Year Ended December 31,
	2015		2014		2015 vs 2014
	Amount	% of Revenues	Amount	% of Revenues	$ Variance	bps Variance
Operating revenues, net of contractual allowances and discounts	$2,445,858		$2,410,002		$35,856
Provision for bad debts	258,520		264,502		(5,982)

Net operating revenues	2,187,338	100.0%	2,145,500	100.0%	41,838

Operating costs and expenses:
Salaries and benefits	1,016,696	46.5%	1,012,618	47.2%	4,078	(0.7)%
Supplies	249,792	11.4%	244,590	11.4%	5,202	—%
Other operating expenses	634,233	29.0%	619,808	29.0%	14,425	—%
Depreciation and amortization	128,001	5.9%	127,593	5.9%	408	—%
Rent	48,729	2.2%	48,319	2.3%	410	(0.1)%
Electronic health records incentives earned	(25,779)	(1.2)%	(44,660)	(2.1)%	18,881	0.9%
Legal, professional and settlement costs	—	—%	30,374	1.4%	(30,374)	(1.4)%
Impairment of long-lived assets and goodwill	13,000	0.6%	1,000	—%	12,000	0.6%
Transaction costs related to the Spin-off	16,337	0.7%	—	—%	16,337	0.7%

Total operating costs and expenses	2,081,009	95.1%	2,039,642	95.1%	41,367	—%

Income (loss) from operations	106,329	4.9%	105,858	4.9%	471	—%
Interest expense, net	98,290	4.5%	92,926	4.3%	5,364	0.2%

Income (loss) before income taxes	8,039	0.4%	12,932	0.6%	(4,893)	(0.2)%
Provision for (benefit from) income taxes	3,304	0.2%	5,579	0.3%	(2,275)	(0.1)%

Net income (loss)	4,735	0.2%	7,353	0.3%	(2,618)	(0.1)%
Less: Net income (loss) attributable to noncontrolling interests	3,398	0.1%	(448)	(0.1)%	3,846	0.2%

Net income (loss) attributable to Quorum Health Corporation	$1,337	0.1%	$7,801	0.4%	$(6,464)	(0.3)%

Revenues

The following table provides information on our net operating revenues (dollars in thousands, except per adjusted admission amounts):

	Year Ended December 31,
	2015	2014	$ Variance	% Variance
Consolidated and combined:
Net patient revenues, before the provision for bad debts	$2,331,992	$2,296,197	$35,795	1.6%
Provision for bad debts	258,520	264,502	(5,982)	(2.3)%

Total net patient revenues	2,073,472	2,031,695	41,777	2.1%
Non-patient revenues	113,866	113,805	61	0.1%

Total net operating revenues	$2,187,338	$2,145,500	$41,838	2.0%

Net patient revenues per adjusted admission	$8,609	$8,601	$8	0.1%

Net operating revenues per adjusted admission	$9,082	$9,082	$—	—%

Same-facility:
Net patient revenues, before the provision for bad debts	$2,295,531	$2,273,092	$22,439	1.0%
Provision for bad debts	250,848	259,498	(8,650)	(3.3)%

Total net patient revenues	2,044,683	2,013,594	31,089	1.5%
Non-patient revenues	113,550	113,766	(216)	(0.2)%

Total net operating revenues	$2,158,233	$2,127,360	$30,873	1.5%

Net patient revenues per adjusted admission	$8,675	$8,661	$14	0.2%

Net operating revenues per adjusted admission	$9,157	$9,150	$7	0.1%

The following table provides information related to our net operating revenues, before the provision for bad debts, by payor source (dollars in thousands):

	Year Ended December 31,
	2015		2014		2015 vs 2014
	Amount	% of Total	Amount	% of Total	$ Variance	bps Variance
Consolidated and combined:
Medicare	$656,799	26.9%	$681,010	28.3%	$(24,211)	(1.4)%
Medicaid	443,479	18.1%	420,050	17.4%	23,429	0.7%
Managed care and commercial	984,480	40.3%	907,667	37.7%	76,813	2.6%
Self-pay	247,234	10.0%	287,470	11.9%	(40,236)	(1.9)%
Non-patient	113,866	4.7%	113,805	4.7%	61	—%

Total net operating revenues, before the provision for bad debts	$2,445,858	100.0%	$2,410,002	100.0%	$35,856

Same-facility:
Medicare	$646,178	26.8%	$674,235	28.2%	$(28,057)	(1.4)%
Medicaid	437,228	18.1%	416,501	17.4%	20,727	0.7%
Managed care and commercial	970,143	40.3%	898,890	37.7%	71,253	2.6%
Self-pay	241,982	10.1%	283,466	11.9%	(41,484)	(1.8)%
Non-patient	113,550	4.7%	113,766	4.8%	(216)	(0.1)%

Total net operating revenues, before the provision for bad debts	$2,409,081	100.0%	$2,386,858	100.0%	$22,223

The following table provides information on certain drivers of our net operating revenues:

	Year Ended December 31,
	2015	2014	$ Variance	% Variance
Consolidated and combined:
Number of licensed beds at end of period	3,582	3,635	(53)	(1.5)%
Admissions	98,378	101,217	(2,839)	(2.8)%
Adjusted admissions	240,841	236,228	4,613	2.0%
Emergency room visits	730,021	685,530	44,491	6.5%
Medicare case mix index	1.34	1.33	0.01	0.8%

Same-facility:
Number of licensed beds at end of period	3,462	3,571	(109)	(3.1)%
Admissions	96,561	100,031	(3,470)	(3.5)%
Adjusted admissions	235,693	232,495	3,198	1.4%
Emergency room visits	716,303	679,428	36,875	5.4%
Medicare case mix index	1.35	1.34	0.01	0.7%

Net operating revenues for the year ended December 31, 2015 increased $41.8 million compared to the year ended December 31, 2014, consisting of a $35.8 million increase in net patient revenues, before the provision for bad debts and a $6.0 million decrease in the provision for bad debts. Non-patient revenues were relatively flat for the years ended December 31, 2015 and 2014.

Our net patient revenues for the years ended December 31, 2015 and 2014 were impacted by an $11.1 million Illinois cost report settlement reversal that was initially recorded as a favorable adjustment to contractual allowances in 2014 and then reversed in 2015 due to contract negotiations finalized in the second quarter of 2015.

On a consolidated and combined basis and after excluding the $22.2 million year over year impact of the Illinois cost report settlement reversal mentioned above, we had a $58.0 million increase in net patient revenues, before the provision for bad debts, which included a $1.2 million increase in net patient revenues related to the divestiture group of nine hospitals and a $56.8 million increase in net patient revenues related to our continuing hospitals in 2015 when compared to 2014. Volumes favorably (unfavorably) impacted net patient revenues by $(0.9) million and $51.5 million related to the divestiture group and continuing hospitals, respectively, when comparing 2015 to 2014. In addition, we had a favorable impact from payor rates of $2.1 million and $5.3 million related to the divestiture group and continuing hospitals, respectively, when comparing 2015 to 2014.

Our same facility net operating revenues exclude $29.1 million and $27.4 million of net operating revenues related to Sandhills for the years ended December 31, 2015 and 2014, respectively. Our same facility net operating revenues include $9.3 million of net operating revenues for the other three HMA hospitals acquired in 2014 related to the period in 2014 prior to their acquisition. The pre-acquisition period was January 1, 2014 to January 27, 2014.

Provision for Bad Debts

The provision for bad debts decreased $6.0 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. As a percentage of net patient revenues, before the provision for bad debts, the provision for bad debts was 11.1% and 11.5%, in these respective years. The decrease was primarily due to the decrease in self-pay revenues. Substantially all of our provision for bad debts relates to self-pay receivables.

Salaries and Benefits

The following table provides information related to our salaries and benefits expenses (dollars in thousands, except per adjusted admission amounts):

	Year Ended December 31,
	2015	2014	$ Variance	% Variance
Salaries and benefits	$1,016,696	$1,012,618	$4,078	0.4%
Hospital operations salaries and benefits	$959,495	$950,851	$8,644	0.9%
Hospital operations salaries and benefits per adjusted admission	$3,984	$4,025	$(41)	(1.0)%
Hospital operations man-hours per adjusted admission	103.2	107.0	(3.8)	(3.6)%

Salaries and benefits increased $4.1 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. As a percentage of net operating revenues, salaries and benefits were 46.5% and 47.2% for 2015 and 2014, respectively.

Supplies

The following table provides information related to our supplies expense (dollars in thousands, except per adjusted admission amounts):

	Year Ended December 31,
	2015	2014	$ Variance	% Variance
Supplies	$249,792	$244,590	$5,202	2.1%
Supplies per adjusted admission	$1,037	$1,035	$2	0.2%

Supplies expense increased $5.2 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. As a percentage of net operating revenues, supplies expense was 11.4% in both years. Supplies expense in 2015 included a full year of costs for the HMA hospitals that were acquired on January 27, 2014.

Other Operating Expenses

The following table provides information related to our other operating expenses (dollars in thousands):

	Year Ended December 31,
	2015		2014		2015 vs 2014
	Amount	% of Total	Amount	% of Total	$ Variance	bps Variance
Purchased services	$176,758	27.9%	$181,626	29.3%	$(4,868)	(1.4)%
Taxes and insurance	124,635	19.7%	125,859	20.3%	(1,224)	(0.6)%
Medical specialist fees	85,042	13.4%	80,680	13.0%	4,362	0.4%
Allocations from Parent	60,166	9.5%	40,485	6.5%	19,681	3.0%
Repairs and maintenance	45,945	7.2%	46,069	7.4%	(124)	(0.2)%
Utilities	29,856	4.7%	30,449	4.9%	(593)	(0.2)%
Management fees from Parent	36,466	5.7%	36,902	6.0%	(436)	(0.3)%
Other miscellaneous operating expenses	75,365	11.9%	77,738	12.6%	(2,373)	(0.7)%

Total other operating expenses	$634,233	100.0%	$619,808	100.0%	$14,425

Other operating expenses increased $14.4 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. As a percentage of net operating revenues, other operating expenses were 29.0%

in both years. The increase in allocations from Parent in 2015 when compared to 2014 was primarily due to the transition of our hospitals from utilizing centralized business offices to CHS’ shared services centers. We transitioned 12 hospitals to the shared services centers in 2015. The costs for the centralized business offices, primarily salaries and benefits, were included in salaries and benefits in the statements of income prior to this transition. Services at the shared services centers include, but are not limited to, billing and receivables management, statement processing, denials management, cash posting, patient customer service, and credit balance and other account research. Other operating expenses in 2015 included a full year of costs for the HMA hospitals that were acquired on January 27, 2014.

Depreciation and Amortization

The following table provides a summary of the components of depreciation and amortization expenses (dollars in thousands):

	Year Ended December 31,
	2015	2014	$ Variance	% Variance
Depreciation expense:
Land improvements	$2,407	$2,772	$(365)	(13.2)%
Buildings and building improvements	28,584	27,351	1,233	4.5%
Equipment and fixtures	59,913	59,135	778	1.3%

Total depreciation expense	90,904	89,258	1,646	1.8%

Amortization expense:
Amortization of finite-lived intangible assets:
Capitalized software costs	27,317	26,991	326	1.2%
Physician guarantee contracts	3,951	5,149	(1,198)	(23.3)%
Other finite-lived intangible assets	3,334	3,585	(251)	(7.0)%

Total amortization expense related to finite-lived intangible assets	34,602	35,725	(1,123)	(3.1)%
Amortization of leasehold improvements and property and equipment assets held under capital lease obligations	2,495	2,610	(115)	(4.4)%

Total amortization expense	37,097	38,335	(1,238)	(3.2)%

Total depreciation and amortization	$128,001	$127,593	$408	0.3%

Depreciation and amortization expense increased $0.4 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. As a percentage of net operating revenues, depreciation and amortization was 5.9% in both years. During the year ended December 31, 2014, we had $5.0 million of accelerated amortization to shorten the remaining useful life of certain software, which was offset by the impact of capital additions during 2015.

Rent

Rent expense increased $0.4 million to $48.7 million for the year ended December 31, 2015 compared to $48.3 million for the year ended December 31, 2014. As a percentage of net operating revenues, rent expense was 2.2% and 2.3% in these respective years. Rent expense primarily relates to operating leases for certain buildings and equipment at our hospitals.

Electronic Health Records Incentives Earned

Electronic health records incentives earned decreased $18.9 million to $25.8 million for the year ended December 31, 2015 compared to $44.7 million for the year ended December 31, 2014 primarily due to the decrease in activity as we move closer toward full implementation of EHR. See Note 2—Basis of Presentation and Significant Accounting Policies in the accompanying financial statements for additional information on EHR.

Legal, Professional and Settlement Costs

During the year ended December 31, 2014, we had legal, professional and settlement costs of $30.4 million, which consisted of $26.4 million related to an agreement in principle to settle certain legal claims at our New Mexico hospitals and $4.0 million related to a QHR legal matter. See Note 19—Commitments and Contingencies in the accompanying financial statements for additional information on our legal matters.

Impairment of Long-Lived Assets and Goodwill

Impairment of long-lived assets and goodwill increased $12.0 million to $13.0 million for the year ended December 31, 2015 compared to $1.0 million for the year ended December 31, 2014. During the year ended December 31, 2015, we recorded impairment of $13.0 million to reduce the carrying values of certain long-lived assets at seven of our hospitals to their estimated fair values, as previously discussed. During the year ended December 31, 2014, we recorded impairment of $1.0 million to reduce the carrying values of certain long-lived assets at one of our hospitals to their estimated fair values. These impairment charges were identified because of declining operating results and projections of future cash flows at these hospitals, which were caused by competitive and operational challenges specific to the markets in which these hospitals operate.

Interest Expense, Net

The following table provides information related to interest expense, net (in thousands):

	Year Ended December 31,
	2015	2014	$ Variance	% Variance
Due to Parent, net	$98,007	$93,565	$4,442	4.7%
All other interest expense (income), net	283	(639)	922	(144.3)%

Total interest expense, net	$98,290	$92,926	$5,364	5.8%

Interest expense, net increased $5.4 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. This increase primarily related to a $5.1 million increase in net interest expense associated with our indebtedness with CHS. We were charged interest on this indebtedness at rates ranging from 4% to 7% during the carve-out period, which were applied to the outstanding Due to Parent, net, balance at the end of each month. The increase in net interest expense owed to CHS consisted of a $7.0 million increase related to an increase in the average balance of Due to Parent, net, and a $0.2 million increase related to the increase in the average monthly interest rate. The increase in net interest expense with CHS in 2015 when compared to 2014 was partially offset by a $2.1 million increase in interest income associated with our participation in the CHS receivables facility through November 2015.

Provision for (Benefit from) Income Taxes

The following table reconciles the differences between the statutory federal income tax rate and our effective tax rate (dollars in thousands):

	Year Ended December 31,
	2015		2014		2015 vs 2014
	Amount	%	Amount	%	$ Variance	bps Variance
Provision for income taxes at statutory federal rate	$2,814	35.0%	$4,527	35.0%	$(1,713)	—%
State income taxes, net of federal income tax benefit	(171)	(2.1)%	(1,202)	(9.3)%	1,031	7.2%
Net income (loss) attributable to noncontrolling interests	(1,189)	(14.8)%	157	1.2%	(1,346)	(16.0)%
Change in valuation allowance	1,459	18.2%	1,791	13.8%	(332)	4.4%
All other	391	4.8%	306	2.4%	85	2.4%

Total provision for (benefit from) income taxes and effective tax rate	$3,304	41.1%	$5,579	43.1%	$(2,275)	(2.0)%

The provision for income taxes decreased $2.3 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. Our effective tax rates were 41.1% and 43.1% in these respective years. The decrease in our effective tax rate for 2015 primarily related to the disproportionate increase in net income attributable to noncontrolling interests, which is not tax effected in our statements of income. The decrease in our effective tax rate was also due to an increase in the valuation allowance attributable to our state net operating losses. See Note 12—Income Taxes in the accompanying financial statements.

Net Income (Loss) Attributable to Noncontrolling Interests

Net income (loss) attributable to noncontrolling interests increased $3.8 million to $3.4 million for the year ended December 31, 2015 compared to $(0.4) million for the year ended December 31, 2014. As a percentage of net operating revenues, net income (loss) attributable to noncontrolling interests was 0.1% and (0.1)% in these respective years. During the year ended December 31, 2015, we acquired the remaining noncontrolling shares at one of our hospitals for $0.5 million. The carrying value of this noncontrolling interest was a deficit of $12.0 million and was settled as a non-cash transaction through Due to Parent, net.

Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2015(Unaudited)

A summary of our operating results, both in dollars and as a percentage of net operating revenues, follows (dollars in thousands):

	Three Months Ended December 31,
	2016		2015		2016 vs 2015
	Amount	% of Revenues	Amount	% of Revenues	$ Variance	bps Variance
Operating revenues, net of contractual allowances and discounts	$593,855		$624,864		$(31,009)
Provision for bad debts	78,615		66,638		11,977

Net operating revenues	515,240	100.0%	558,226	100.0%	(42,986)

Operating costs and expenses:
Salaries and benefits	268,559	52.1%	250,650	44.9%	17,909	7.2%
Supplies	66,829	13.0%	60,300	10.8%	6,529	2.2%
Other operating expenses	163,276	31.8%	161,996	29.1%	1,280	2.7%
Depreciation and amortization	26,434	5.1%	32,674	5.9%	(6,240)	(0.8)%
Rent	11,966	2.3%	11,889	2.1%	77	0.2%
Electronic health records incentives earned	(1,691)	(0.3)%	(4,327)	(0.8)%	2,636	0.5%
Legal, professional and settlement costs	1,166	0.2%	—	—%	1,166	0.2%
Impairment of long-lived assets and goodwill	41,470	8.0%	13,000	2.3%	28,470	5.7%
Loss on sale of hospitals, net	2,150	0.4%	—	—%	2,150	0.4%
Transaction costs related to the Spin-off	44	—%	7,283	1.3%	(7,239)	(1.3)%

Total operating costs and expenses	580,203	112.6%	533,465	95.6%	46,738	17.0%

Income (loss) from operations	(64,963)	(12.6)%	24,761	4.4%	(89,724)	(17.0)%
Interest expense, net	28,684	5.6%	24,111	4.3%	4,573	1.3%

Income (loss) before income taxes	(93,647)	(18.2)%	650	0.1%	(94,297)	(18.3)%
Provision for (benefit from) income taxes	(3,555)	(0.7)%	(131)	—%	(3,424)	(0.7)%

Net income (loss)	(90,092)	(17.5)%	781	0.1%	(90,873)	(17.6)%
Less: Net income (loss) attributable to noncontrolling interests	574	0.1%	1,360	0.2%	(786)	(0.1)%

Net income (loss) attributable to Quorum Health Corporation	$(90,666)	(17.6)%	$(579)	(0.1)%	$(90,087)	(17.5)%

Revenues

The following table provides information on our net operating revenues (dollars in thousands, except per adjusted admission amounts):

	Three Months Ended December 31,
	2016	2015	$ Variance	% Variance
Consolidated and combined:
Net patient revenues, before the provision for bad debts	$567,767	$597,827	$(30,060)	(5.0)%
Provision for bad debts	78,615	66,638	11,977	18.0%

Total net patient revenues	489,152	531,189	(42,037)	(7.9)%
Non-patient revenues	26,088	27,037	(949)	(3.5)%

Total net operating revenues	$515,240	$558,226	$(42,986)	(7.7)%

Net patient revenues per adjusted admission	$8,551	$8,863	$(312)	(3.5)%

Net operating revenues per adjusted admission	$9,007	$9,314	$(307)	(3.3)%

Same-facility:
Net patient revenues, before the provision for bad debts	$562,530	$588,913	$(26,383)	(4.5)%
Provision for bad debts	75,377	64,462	10,915	16.9%

Total net patient revenues	487,153	524,451	(37,298)	(7.1)%
Non-patient revenues	26,002	26,941	(939)	(3.5)%

Total net operating revenues	$513,155	$551,392	$(38,237)	(6.9)%

Net patient revenues per adjusted admission	$8,610	$8,944	$(334)	(3.7)%

Net operating revenues per adjusted admission	$9,069	$9,403	$(334)	(3.6)%

The following table provides information related to our net operating revenues, before the provision for bad debts, by payor source (dollars in thousands):

	Three Months Ended December 31,
	2016		2015		2016 vs 2015
	Amount	% of Total	Amount	% of Total	$ Variance	bps Variance
Consolidated and combined:
Medicare	$167,238	28.2%	$162,748	26.0%	$4,490	2.2%
Medicaid	104,243	17.6%	121,495	19.4%	(17,252)	(1.8)%
Managed care and commercial	238,195	40.1%	258,230	41.3%	(20,035)	(1.2)%
Self-pay	58,091	9.7%	55,354	9.0%	2,737	0.7%
Non-patient	26,088	4.4%	27,037	4.3%	(949)	0.1%

Total net operating revenues, before the provision for bad debts	$593,855	100.0%	$624,864	100.0%	$(31,009)

Same-facility:
Medicare	$165,476	28.1%	$160,152	26.0%	$5,324	2.1%
Medicaid	103,405	17.6%	120,075	19.5%	(16,670)	(1.9)%
Managed care and commercial	236,593	40.2%	254,509	41.3%	(17,916)	(1.1)%
Self-pay	57,056	9.7%	54,177	8.8%	2,879	0.9%
Non-patient	26,002	4.4%	26,941	4.4%	(939)	—%

Total net operating revenues, before the provision for bad debts	$588,532	100.0%	$615,854	100.0%	$(27,322)

The table above includes an $11.4 million change in estimate we recorded as of December 31, 2016 to reduce the net realizable value of patient accounts receivable due to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program, as described above. This portion of the change in estimate impacted contractual allowances associated with Medicaid revenues.

The following table provides information on certain drivers of our net operating revenues:

	Three Months Ended December 31,
	2016	2015	$ Variance	% Variance
Consolidated and combined:
Number of licensed beds at end of period	3,459	3,582	(123)	(3.4)%
Admissions	23,200	24,107	(907)	(3.8)%
Adjusted admissions	57,202	59,935	(2,733)	(4.6)%
Emergency room visits	174,754	179,977	(5,223)	(2.9)%
Medicare case mix index	1.41	1.33	0.08	6.0%

Same-facility:
Number of licensed beds at end of period	3,459	3,462	(3)	(0.1)%
Admissions	23,004	23,661	(657)	(2.8)%
Adjusted admissions	56,582	58,637	(2,055)	(3.5)%
Emergency room visits	172,375	176,623	(4,248)	(2.4)%
Medicare case mix index	1.41	1.34	0.07	5.2%

Net operating revenues for the three months ended December 31, 2016 decreased $43.0 million compared to the three months ended December 31, 2015, consisting of a $30.1 million decline in net patient revenues, before the provision for bad debts, a $12.0 million increase in the provision for bad debts and a $0.9 million decline in non-patient revenues.

As of December 31, 2016, we recorded a change in estimate of $22.8 million to reduce the net realizable value of our patient accounts receivable, which negatively impacted both contractual allowances and the provision for bad debts in our statement of income for the year ended December 31, 2016. The portion of this change in estimate that impacted contractual allowances was $11.4 million and related to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program. The remainder of the change in estimate, also $11.4 million, impacted the provision for bad debts and related to our assessment of the collectability of our managed care and commercial accounts receivable aged greater than one year based on a review of historical cash collections for these accounts.

On a consolidated and combined basis, the $30.1 million decline in net patient revenues, before the provision for bad debts, included declines from both the divestiture group and continuing hospitals of $7.5 million and $22.6 million, respectively, for the three months ended December 31, 2016 compared to the three months ended December 31, 2015. Volumes negatively impacted net patient revenues for both the divestiture group and continuing hospitals by $(8.0) million and $(18.0) million, respectively. We had a favorable (unfavorable) impact to net patient revenues related to payor rates of $0.5 million and $(4.6) million from the divestiture group and continuing hospitals, respectively, when comparing the 2016 period to the 2015 period. Our same facility net operating revenues exclude $2.1 million and $6.8 million for the three months ended December 31, 2016 and 2015, respectively, related to Sandhills.

Non-patient revenues decreased $0.9 million for the three months ended December 31, 2016 compared to the three months ended December 31, 2015. We had other income of $2.2 million in the 2015 period related to the receivables facility with CHS with no comparable income in the 2016 period. Our hospitals were removed from the CHS receivables facility in November 2015. QHR revenues were relatively flat for the three months ended December 31, 2016 compared to the three months ended December 31, 2015.

Provision for Bad Debts

The provision for bad debts for the three months ended December 31, 2016 increased $12.0 million compared to the three months ended December 31, 2015. As a percentage of net patient revenues, before the provision for bad debts, the provision for bad debts was 13.8% and 11.1% in the respective periods. The increase for 2016 when compared to 2015 was primarily the result of an $11.4 million change in estimate we recorded as part of our evaluation of the net realizable value of patient accounts receivable as of December 31, 2016, as previously discussed.

Salaries and Benefits

The following table provides information related to our salaries and benefits expenses (dollars in thousands, except per adjusted admission amounts):

	Three Months Ended December 31,
	2016	2015	$ Variance	% Variance
Salaries and benefits	$268,559	$250,650	$17,909	7.1%
Hospital operations salaries and benefits	$242,745	$224,322	$18,423	8.2%
Hospital operations salaries and benefits per adjusted admission	$4,244	$3,743	$501	13.4%
Hospital operations man-hours per adjusted admission	108.2	103.6	4.6	4.4%

Salaries and benefits increased $17.9 million for the three months ended December 31, 2016 compared to the three months ended December 31, 2015. As a percentage of net operating revenues, salaries and benefits were 52.1% and 44.9% in these respective periods. The increase in salaries and benefits was primarily due to the inclusion of corporate salaries and benefits following the completion of the Spin-off, as previously discussed. In the 2016 period, we had corporate salaries and benefits of $11.0 million, which included stock-based compensation expense of $2.8 million related to QHC and CHS restricted stock awards held at the time of the Spin-off and QHC restricted stock awards granted after the Spin-off.

Supplies

The following table provides information related to our supplies expense (dollars in thousands, except per adjusted admission amounts):

	Three Months Ended December 31,
	2016	2015	$ Variance	% Variance
Supplies	$66,829	$60,300	$6,529	10.8%
Supplies per adjusted admission	$1,168	$1,006	$162	16.1%

Supplies expense increased $6.5 million for the three months ended December 31, 2016 compared to the three months ended December 31, 2015. As a percentage of net operating revenues, supplies expense was 13.0% and 10.8% in these respective periods. The increase in supplies expense was primarily due to the renegotiated contract with our group purchasing organization following the Spin-off, which resulted in a reduction in rebates and administrative fee reimbursements of $2.7 million in the 2016 period compared to the 2015 period.

Other Operating Expenses

The following table provides information related to our other operating expenses (dollars in thousands):

	Three Months Ended December 31,
	2016		2015		2016 vs 2015
	Amount	% of Total	Amount	% of Total	$ Variance	bps Variance
Purchased services	$47,356	29.0%	$46,860	28.9%	$496	0.1%
Taxes and insurance	35,518	21.8%	33,278	20.5%	2,240	1.3%
Medical specialist fees	29,460	18.0%	22,593	13.9%	6,867	4.1%
Transition services agreements and allocations from Parent	14,249	8.7%	13,610	8.4%	639	0.3%
Repairs and maintenance	11,410	7.0%	9,921	6.1%	1,489	0.9%
Utilities	7,307	4.5%	7,310	4.5%	(3)	—%
Management fees from Parent	—	—%	9,704	6.0%	(9,704)	(6.0)%
Other miscellaneous operating expenses	17,976	11.0%	18,720	11.7%	(744)	(0.7)%

Total other operating expenses	$163,276	100.0%	$161,996	100.0%	$1,280

Other operating expenses increased $1.3 million for the three months ended December 31, 2016 compared to the three months ended December 31, 2015. As a percentage of net operating revenues, other operating expenses were 31.8% and 29.1% in these respective periods. We had an increase in medical specialist fees in the 2016 period when compared to the 2015 period as a result of the renegotiated contracts related to emergency room services and subsidies to various third parties, including hospitalists. Taxes and insurance increased in the 2016 period due to $2.0 million of Illinois income tax credits recorded in the 2015 period with no comparable credits in the 2016 period. Management fees from Parent were allocated to QHC until the Spin-off date.

Depreciation and Amortization

The following table provides a summary of the components of depreciation and amortization expenses (dollars in thousands):

	Three Months Ended December 31,
	2016	2015	$ Variance	% Variance
Depreciation expense:
Land improvements	$578	$608	$(30)	(4.9)%
Buildings and building improvements	5,543	7,184	(1,641)	(22.8)%
Equipment and fixtures	12,253	15,151	(2,898)	(19.1)%

Total depreciation expense	18,374	22,943	(4,569)	(19.9)%

Amortization expense:
Amortization of finite-lived intangible assets:
Capitalized software costs	5,654	7,183	(1,529)	(21.3)%
Physician guarantee contracts	725	1,047	(322)	(30.8)%
Other finite-lived intangible assets	675	864	(189)	(21.9)%

Total amortization expense related to finite-lived intangible assets	7,054	9,094	(2,040)	(22.4)%
Amortization of leasehold improvements and property and equipment assets held under capital lease obligations	1,006	637	369	57.9%

Total amortization expense	8,060	9,731	(1,671)	(17.2)%

Total depreciation and amortization	$26,434	$32,674	$(6,240)	(19.1)%

Depreciation and amortization expense decreased $6.2 million during the three months ended December 31, 2016 compared to the three months ended December 31, 2015. As a percentage of net operating revenues, depreciation and amortization was 5.1% and 5.9% in these respective periods. The decrease in depreciation and amortization was primarily due to the reclassification of certain property, equipment and capitalized software to held for sale as of June 30, 2016 and the resulting discontinuation of depreciation in the third and fourth quarters of 2016. In addition, we sold Sandhills on December 1, 2016 and recognized $45.4 million of impairment to property and equipment and capitalized software costs in the second quarter of 2016, which also reduced depreciation and amortization in the 2016 period.

Rent

Rent expense of $12.0 million for the three months ended December 31, 2016 was comparable to rent expense of $11.9 million for the three months ended December 31, 2015. As a percentage of net operating revenues, rent expense was 2.3% and 2.1% in these respective periods. Rent expense primarily relates to operating leases for certain buildings and equipment at our hospitals.

Electronic Health Records Incentives Earned

Electronic health records incentives earned decreased $2.6 million to $1.7 million for the three months ended December 31, 2016 compared to $4.3 million for the three months ended December 31, 2015 primarily due to the decrease in activity as we move closer toward full implementation of EHR.

Legal, Professional and Settlement Costs

Legal, professional and settlement costs were $1.2 million for the three months ended December 31, 2016 with no comparable expenses in the 2015 period. The increase was primarily related to the costs associated with the R2 Letter.

Impairment of Long-Lived Assets and Goodwill

Impairment of long-lived assets and goodwill increased $28.5 million to $41.5 million for the three months ended December 31, 2016 compared to $13.0 million for the three months ended December 31, 2015. We finalized our step two goodwill impairment analysis in the fourth quarter of 2016, which resulted in additional impairment of $2.7 million, when compared to our second quarter estimate of $200 million of goodwill impairment related to our hospital operations business. In addition to the above, we experienced a decline in operating results at several of our hospitals in the fourth quarter of 2016. This led management to perform additional testing for impairment utilizing a December 31, 2016 measurement date. As a result of this analysis, we recorded additional impairment of $38.8 million related to held for use assets in the fourth quarter of 2016. See “—Overview—2016 Impairments” for a table and additional information on the impairment charges recorded in the second and fourth quarters of 2016.

During the three months ended December 31, 2015, we recorded impairment of $13.0 million to reduce the carrying values of certain long-lived assets at seven of our hospitals to their estimated fair values, as previously discussed.

Loss on Sale of Hospitals, Net

During the three months ended December 31, 2016, we recorded a $2.2 million net loss on the sale of hospitals, consisting of $1.2 million related to Barrow and $1.0 million related to Sandhills, as previously discussed.

Interest Expense, Net

The following table provides information related to interest expense, net (in thousands):

	Three Months Ended December 31,
	2016	2015
Credit Facility:
Revolving Credit Facility	$121	$—
Term Loan Facility	15,108	—
ABL Credit Facility	140	—
Senior Notes	11,626	—
Amortization of debt issuance costs and discounts	2,035	—
All other interest expense (income), net	(346)	(78)

Total interest expense, net, from long-term debt	28,684	(78)
Due to Parent, net	—	24,189

Total interest expense, net	$28,684	$24,111

Interest expense, net increased $4.6 million for the three months ended December 31, 2016 compared to the three months ended December 31, 2015 primarily due to our new debt structure. The effective interest rates for our term loan facility and senior notes were approximately 7.70% and 12.469%, respectively, at December 31, 2016. We were charged interest on our indebtedness with CHS at various rates ranging from 4% to 7% during the carve-out period. Interest computations on this indebtedness were based on the outstanding balance of Due to Parent, net, at the end of each month. This debt with CHS was extinguished on April 29, 2016, the Spin-off date. See Note 7—Long-Term Debt in the accompanying financial statements for additional information on our indebtedness and the CS Amendment we executed on April 11, 2017 to amend certain provisions of our Credit Facility.

Provision for (Benefit from) Income Taxes

The following table reconciles the differences between the statutory federal income tax rate and our effective tax rate (dollars in thousands):

	Three Months Ended December 31,
	2016		2015		2016 vs 2015
	Amount	%	Amount	%	$ Variance	bps Variance
Provision for (benefit from) income taxes at statutory federal rate	$(32,777)	35.0%	$227	35.0%	$(33,004)	—%
State income taxes, net of federal income tax benefit	(33,455)	35.7%	579	89.2%	(34,034)	(53.5)%
Net income (loss) attributable to noncontrolling interests	(201)	0.2%	(476)	(73.3)%	275	73.5%
Non-deductible goodwill and Spin-off costs	(22,054)	23.6%	—	—%	(22,054)	23.6%
Change in valuation allowance	84,537	(90.3)%	101	15.6%	84,436	(105.9)%
All other	395	(0.4)%	(562)	(86.6)%	957	86.2%

Total provision for (benefit from) income taxes and effective tax rate	$(3,555)	3.8%	$(131)	(20.1)%	$(3,424)	23.9%

Our income tax benefit was $3.6 million and $0.1 million for the three months ended December 31, 2016 and 2015, respectively. Our effective tax rates were 3.8% and 20.1% in these respective periods. The increase in our effective tax rate in the 2016 period when compared to the 2015 period was primarily due to the non-deductible portion of our goodwill impairment recorded in the second quarter of 2016 and reallocated as impairment of long-lived assets in the fourth quarter of 2016, and recording a valuation allowance against deferred tax assets that are not more likely than not to be realized.

Net Income (Loss) Attributable to Noncontrolling Interests

Net income (loss) attributable to noncontrolling interests decreased $0.8 million to $0.6 million for the three months ended December 31, 2016 compared to $1.4 million for the three months ended December 31, 2015. As a percentage of net operating revenues, net income (loss) attributable to noncontrolling interests was 0.1% and 0.2% in these respective periods.

Three Months Ended December 31, 2016 Compared to Three Months Ended September 30, 2016 (Unaudited)

A summary of our operating results, both in dollars and as a percentage of net operating revenues, follows (dollars in thousands):

	Three Months Ended
	December 31, 2016		September 30, 2016		Fourth Quarter vs Third Quarter
	Amount	% of Revenues	Amount	% of Revenues	$ Variance	bps Variance
Operating revenues, net of contractual allowances and discounts	$593,855		$612,551		$(18,696)
Provision for bad debts	78,615		68,612		10,003

Net operating revenues	515,240	100.0%	543,939	100.0%	(28,699)

Operating costs and expenses:
Salaries and benefits	268,559	52.1%	266,812	49.1%	1,747	3.0%
Supplies	66,829	13.0%	64,013	11.8%	2,816	1.2%
Other operating expenses	163,276	31.8%	154,878	28.3%	8,398	3.5%
Depreciation and amortization	26,434	5.1%	28,234	5.2%	(1,800)	(0.1)%
Rent	11,966	2.3%	12,823	2.4%	(857)	(0.1)%
Electronic health records incentives earned	(1,691)	(0.3)%	(1,336)	(0.2)%	(355)	(0.1)%
Legal, professional and settlement costs	1,166	0.2%	488	0.1%	678	0.1%
Impairment of long-lived assets and goodwill	41,470	8.0%	—	—%	41,470	8.0%
Loss on sale of hospitals, net	2,150	0.4%	—	—%	2,150	0.4%
Transaction costs related to the Spin-off	44	—%	532	0.1%	(488)	(0.1)%

Total operating costs and expenses	580,203	112.6%	526,444	96.8%	53,759	15.8%

Income (loss) from operations	(64,963)	(12.6)%	17,495	3.2%	(82,458)	(15.8)%
Interest expense, net	28,684	5.6%	28,028	5.1%	656	0.5%

Income (loss) before income taxes	(93,647)	(18.2)%	(10,533)	(1.9)%	(83,114)	(16.3)%
Provision for (benefit from) income taxes	(3,555)	(0.7)%	(4,081)	(0.7)%	526	—%

Net income (loss)	(90,092)	(17.5)%	(6,452)	(1.2)%	(83,640)	(16.3)%
Less: Net income (loss) attributable to noncontrolling interests	574	0.1%	507	0.1%	67	—%

Net income (loss) attributable to Quorum Health Corporation	$(90,666)	(17.6)%	$(6,959)	(1.3)%	$(83,707)	(16.3)%

Revenues

The following table provides information on our net operating revenues (dollars in thousands, except per adjusted admission amounts):

	Three Months Ended
	December 31, 2016	September 30, 2016	$ Variance	% Variance
Consolidated and combined:
Net patient revenues, before the provision for bad debts	$567,767	$587,972	$(20,205)	(3.4)%
Provision for bad debts	78,615	68,612	10,003	14.6%

Total net patient revenues	489,152	519,360	(30,208)	(5.8)%
Non-patient revenues	26,088	24,579	1,509	6.1%

Total net operating revenues	$515,240	$543,939	$(28,699)	(5.3)%

Net patient revenues per adjusted admission	$8,551	$8,753	$(202)	(2.3)%

Net operating revenues per adjusted admission	$9,007	$9,168	$(161)	(1.8)%

Same-facility:
Net patient revenues, before the provision for bad debts	$562,530	$579,627	$(17,097)	(2.9)%
Provision for bad debts	75,377	66,505	8,872	13.3%

Total net patient revenues	487,153	513,122	(25,969)	(5.1)%
Non-patient revenues	26,002	24,534	1,468	6.0%

Total net operating revenues	$513,155	$537,656	$(24,501)	(4.6)%

Net patient revenues per adjusted admission	$8,610	$8,820	$(210)	(2.4)%

Net operating revenues per adjusted admission	$9,069	$9,241	$(172)	(1.9)%

The following table provides information related to our net operating revenues, before the provision for bad debts, by payor source (dollars in thousands):

	Three Months Ended
	December 31, 2016		September 30, 2016		Fourth Quarter vs Third Quarter
	Amount	% of Total	Amount	% of Total	$ Variance	bps Variance
Consolidated and combined:
Medicare	$167,238	28.2%	$162,753	26.6%	$4,485	1.6%
Medicaid	104,243	17.6%	125,679	20.5%	(21,436)	(2.9)%
Managed care and commercial	238,195	40.1%	239,461	39.1%	(1,266)	1.0%
Self-pay	58,091	9.7%	60,079	9.8%	(1,988)	(0.1)%
Non-patient	26,088	4.4%	24,579	4.0%	1,509	0.4%

Total net operating revenues, before the provision for bad debts	$593,855	100.0%	$612,551	100.0%	$(18,696)

Same-facility:
Medicare	$165,476	28.1%	$160,273	26.5%	$5,203	1.6%
Medicaid	103,405	17.6%	124,255	20.6%	(20,850)	(3.0)%
Managed care and commercial	236,593	40.2%	236,466	39.1%	127	1.1%
Self-pay	57,056	9.7%	58,633	9.7%	(1,577)	—%
Non-patient	26,002	4.4%	24,534	4.1%	1,468	0.3%

Total net operating revenues, before the provision for bad debts	$588,532	100.0%	$604,161	100.0%	$(15,629)

The table above includes an $11.4 million change in estimate we recorded as of December 31, 2016 to reduce the net realizable value of patient accounts receivable due to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program, as described above. This portion of the change in estimate impacted contractual allowances associated with Medicaid revenues.

The following table provides information on certain drivers of our net operating revenues:

	Three Months Ended
	December 31, 2016	September 30, 2016	$ Variance	% Variance
Consolidated and combined:
Number of licensed beds at end of period	3,459	3,578	(119)	(3.3)%
Admissions	23,200	23,503	(303)	(1.3)%
Adjusted admissions	57,202	59,333	(2,131)	(3.6)%
Emergency room visits	174,754	184,166	(9,412)	(5.1)%
Medicare case mix index	1.41	1.37	0.04	2.9%
Same-facility:
Number of licensed beds at end of period	3,459	3,458	1	—%
Admissions	23,004	23,130	(126)	(0.5)%
Adjusted admissions	56,582	58,180	(1,598)	(2.7)%
Emergency room visits	172,375	180,575	(8,200)	(4.5)%
Medicare case mix index	1.41	1.34	0.07	5.2%

Net operating revenues for the three months ended December 31, 2016 decreased $28.7 million compared to the three months ended September 30, 2016, consisting of a $20.2 million decline in net patient revenues, before the provision for bad debts, a $10.0 million increase in the provision for bad debts and a $1.5 million increase in non-patient revenues.

As of December 31, 2016, we recorded a change in estimate of $22.8 million to reduce the net realizable value of our patient accounts receivable, which negatively impacted both contractual allowances and the provision for bad debts in our statement of income for the year ended December 31, 2016, each by $11.4 million, as previously discussed.

On a consolidated and combined basis, the $20.2 million decline in net patient revenues, before the provision for bad debts, included declines from both the divestiture group and continuing hospitals of $5.4 million and $14.8 million, respectively, for the three months ended December 31, 2016 compared to the three months ended September 30, 2016. These declines both related to volumes. Payor rates were relatively flat when comparing these periods.

Our same facility net operating revenues exclude $2.1 million and $6.3 million for the three months ended December 31, 2016 and the three months ended September 30, 2016, respectively, related to Sandhills.

Non-patient revenues increased $1.5 million for the three months ended December 31, 2016 compared to the three months ended September 30, 2016. QHR revenues increased $0.8 million in the fourth quarter of 2016 when compared to the third quarter of 2016. The remainder of the increase in non-patient revenues variance was due to increases in other income at our hospitals.

Provision for Bad Debts

The provision for bad debts increased $10.0 million for the three months ended December 31, 2016 compared to the three months ended September 30, 2016. As a percentage of net patient revenues, before the provision for bad debts, the provision for bad debts was 13.8% and 11.7% in these respective periods. The increase was primarily the result of the $11.4 million change in estimate we recorded as part of our evaluation of the net realizable value of patient accounts receivable as of December 31, 2016, as previously discussed.

Salaries and Benefits

The following table provides information related to our salaries and benefits expenses (dollars in thousands, except per adjusted admission amounts):

	Three Months Ended
	December 31, 2016	September 30, 2016	$ Variance	% Variance
Salaries and benefits	$268,559	$266,812	$1,747	0.7%
Hospital operations salaries and benefits	$242,745	$241,371	$1,374	0.6%
Hospital operations salaries and benefits per adjusted admission	$4,244	$4,068	$176	4.3%
Hospital operations man-hours per adjusted admission	108.2	104.1	4.1	3.9%

Salaries and benefits increased $1.7 million for the three months ended December 31, 2016 compared to the three months ended September 30, 2016. As a percentage of net operating revenues, salaries and benefits were 52.1% and 49.1% in these respective periods.

Supplies

The following table provides information related to our supplies expense (dollars in thousands, except per adjusted admission amounts):

	Three Months Ended
	December 31, 2016	September 30, 2016	$ Variance	% Variance
Supplies	$66,829	$64,013	$2,816	4.4%
Supplies per adjusted admission	$1,168	$1,079	$89	8.2%

Supplies expense increased $2.8 million in the three months ended December 31, 2016 compared to the three months ended September 30, 2016. As a percentage of net operating revenues, supplies expense was 13.0% and 11.8% in these respective periods. We wrote off approximately $1.2 million of obsolete inventory in the fourth quarter of 2016 with no comparable expense in the third quarter of 2016.

Other Operating Expenses

The following table provides information related to our other operating expenses (dollars in thousands):

	Three Months Ended
	December 31, 2016		September 30, 2016		Fourth Quarter vs Third Quarter
	Amount	% of Total	Amount	% of Total	$ Variance	bps Variance
Purchased services	$47,356	29.0%	$44,242	28.6%	$3,114	0.4%
Taxes and insurance	35,518	21.8%	24,690	15.9%	10,828	5.9%
Medical specialist fees	29,460	18.0%	27,811	18.0%	1,649	—%
Transition services agreements	14,249	8.7%	18,094	11.7%	(3,845)	(3.0)%
Repairs and maintenance	11,410	7.0%	9,611	6.2%	1,799	0.8%
Utilities	7,307	4.5%	8,369	5.4%	(1,062)	(0.9)%
Other miscellaneous operating expenses	17,976	11.0%	22,061	14.2%	(4,085)	(3.2)%

Total other operating expenses	$163,276	100.0%	$154,878	100.0%	$8,398

Other operating expenses increased $8.4 million for the three months ended December 31, 2016 compared to the three months ended September 30, 2016. As a percentage of net operating revenues, other operating expenses were 31.8% and 28.3% in these respective periods. The increase primarily related to an increase in taxes and insurance. In the third quarter of 2016, we had $8.0 million of Illinois income tax credits and $3.2 million of New Mexico gross receipts tax refunds with no comparable credits in the fourth quarter of 2016. Purchased services in the third quarter of 2016 included $0.9 million of expenses associated with the New Mexico gross receipts tax refunds with no comparable expenses in the fourth quarter of 2016.

Depreciation and Amortization

The following table provides a summary of the components of depreciation and amortization expenses (dollars in thousands):

	Three Months Ended
	December 31, 2016	September 30, 2016	$ Variance	% Variance
Depreciation expense:
Land improvements	$578	$603	$(25)	(4.1)%
Buildings and building improvements	5,543	5,032	511	10.2%
Equipment and fixtures	12,253	14,128	(1,875)	(13.3)%

Total depreciation expense	18,374	19,763	(1,389)	(7.0)%

Amortization expense:
Amortization of finite-lived intangible assets:
Capitalized software costs	5,654	6,214	(560)	(9.0)%
Physician guarantee contracts	725	770	(45)	(5.8)%
Other finite-lived intangible assets	675	675	—	0.0%

Total amortization expense related to finite-lived intangible assets	7,054	7,659	(605)	(7.9)%
Amortization of leasehold improvements and property and equipment assets held under capital lease obligations	1,006	812	194	23.9%

Total amortization expense	8,060	8,471	(411)	(4.9)%

Total depreciation and amortization	$26,434	$28,234	$(1,800)	(6.4)%

Depreciation and amortization expense decreased $1.8 million for the three months ended December 31, 2016 compared to the three months ended September 30, 2016. As a percentage of net operating revenues, depreciation and amortization was 5.1% and 5.2% in these respective periods. The decrease was primarily due to the sale of Sandhills on December 1, 2016.

Rent

Rent expense decreased $0.8 million to $12.0 million for the three months ended December 31, 2016 compared to $12.8 million for the three months ended September 30, 2016. As a percentage of net operating revenues, rent expense was 2.3% and 2.4% in these respective periods. This decrease was primarily due to the sale of Sandhills on December 1, 2016. Rent expense primarily relates to operating leases for certain buildings and equipment at our hospitals.

Electronic Health Records Incentives Earned

Electronic health records incentives earned was $1.7 million for the three months ended December 31, 2016 compared to $1.3 million for the three months ended September 30, 2016. We are experiencing an overall decline in our EHR incentives earned as we move closer toward full implementation of EHR.

Legal, Professional and Settlement Costs

Legal, professional and settlement costs increased $0.7 million to $1.2 million for the three months ended December 31, 2016 compared to $0.5 million for the three months ended September 30, 2016. The increase was primarily due to the costs associated with the R2 Letter, as previously discussed.

Impairment of Long-Lived Assets and Goodwill

Impairment of long-lived assets and goodwill was $41.5 million in the three months ended December 31, 2016 with no comparable charges in the three months ended September 31, 2016. We finalized our step two goodwill impairment analysis in the fourth quarter of 2016, which resulted in additional impairment to long-lived assets and goodwill of $2.7 million, when compared to our second quarter estimate of $200 million of goodwill impairment related to our hospital operations business. In addition to the above, we experienced a decline in operating results at several of our hospitals in the fourth quarter of 2016. This led management to perform additional testing for impairment utilizing a December 31, 2016 measurement date. As a result of this analysis, we recorded additional impairment of $38.8 million related to held for use assets in the fourth quarter of 2016. See “—Overview—2016 Impairments” for a table and additional information on the impairment charges recorded in the second and fourth quarters of 2016.

Loss on Sale of Hospitals, Net

During the three months ended December 31, 2016, we recorded a $2.2 million net loss on the sale of two hospitals. We sold Barrow and Sandhills in December 2016, as previously discussed.

Interest Expense, Net

The following table provides information related to interest expense, net (in thousands):

	Three Months Ended
	December 31, 2016	September 30, 2016	$ Variance	% Variance
Credit Facility:
Revolving Credit Facility	$121	$124	$(3)	(2.4)%
Term Loan Facility	15,108	15,179	(71)	(0.5)%
ABL Credit Facility	140	120	20	16.7%
Senior Notes	11,626	11,626	—	—%
Amortization of debt issuance costs and discounts	2,035	1,692	343	20.3%
All other interest expense (income), net	(346)	(713)	367	(51.5)%

Total interest expense, net	$28,684	$28,028	$656	2.3%

Interest expense, net of $28.7 million for the three months ended December 31, 2016 was comparable to $28.0 million for the three months ended September 30, 2016. We made a principal payment of $7.2 million on our term loan facility on December 7, 2016 from the proceeds of the Sandhills sale.

Provision for (Benefit from) Income Taxes

The following table reconciles the differences between the statutory federal income tax rate and our effective tax rate (dollars in thousands):

	Three Months Ended
	December 31, 2016		September 30, 2016		Fourth Quarter vs Third Quarter
	Amount	% of Total	Amount	% of Total	$ Variance	bps Variance
Provision for income taxes at statutory federal rate	$(32,777)	35.0%	$(3,686)	35.0%	$(29,091)	—%
State income taxes, net of federal income tax benefit	(33,455)	35.7%	(730)	6.9%	(32,725)	28.8%
Net income (loss) attributable to noncontrolling interests	(201)	0.2%	(178)	1.7%	(23)	(1.5)%
Non-deductible goodwill and Spin-off costs	(22,054)	23.6%	—	—%	(22,054)	23.6%
Change in valuation allowance	84,537	(90.3)%	417	(4.0)%	84,120	(86.3)%
All other	395	(0.4)%	96	(0.9)%	299	0.5%

Total provision for (benefit from) income taxes and effective tax rate	$(3,555)	3.8%	$(4,081)	38.7%	$526	(34.9)%

Our income tax benefit was $3.6 million and $4.1 million for the three months ended December 31, 2016 and September 30, 2016, respectively. Our effective tax rates were 3.8% and 38.7% for the respective periods. The decrease in our effective tax rate for the fourth quarter of 2016 when compared to the third quarter of 2016 was primarily due to the non-deductible portion of our goodwill impairment recorded in the second quarter of 2016 and reallocated as impairment of long-lived assets in the fourth quarter of 2016, and recording a valuation allowance against deferred tax assets that are not more likely than not to be realized.

Net Income (Loss) Attributable to Noncontrolling Interests

Net income (loss) attributable to noncontrolling interests of $0.6 million for the three months ended December 31, 2016 was comparable to $0.5 million for the three months ended September 30, 2016. As a percentage of net operating revenues, net income (loss) attributable to noncontrolling interests was 0.1% in both periods.

Quarterly Results of Operations for the Years Ended December 31, 2016 and 2015 (Unaudited)

The following tables summarize our quarterly results of operations and selected financial and operating data (dollars in thousands except earnings (loss) per share and per adjusted admission amounts):

	2016 Quarters				2015 Quarters
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Statements of income data:
Operating revenues, net of contractual allowances and discounts	$614,484	$598,163	$612,551	$593,855	$606,472	$608,636	$605,886	$624,864
Provision for bad debts	64,933	68,426	68,612	78,615	58,855	70,284	62,743	66,638

Net operating revenues	549,551	529,737	543,939	515,240	547,617	538,352	543,143	558,226

Operating costs and expenses:
Salaries and benefits	256,862	264,886	266,812	268,559	260,066	253,812	252,168	250,650
Supplies	63,661	64,136	64,013	66,829	64,552	61,663	63,277	60,300
Other operating expenses	164,463	163,185	154,878	163,276	152,240	158,811	161,186	161,996
Depreciation and amortization	31,157	31,463	28,234	26,434	31,698	32,141	31,488	32,674
Rent	12,549	12,545	12,823	11,966	12,437	12,065	12,338	11,889
Electronic health records incentives earned	(4,208)	(4,247)	(1,336)	(1,691)	(7,707)	(7,624)	(6,121)	(4,327)
Legal, professional and settlement costs	241	5,447	488	1,166	—	—	—	—
Impairment of long-lived assets and goodwill	—	250,400	—	41,470	—	—	—	13,000
Loss on sale of hospitals, net	—	—	—	2,150	—	—	—	—
Transaction costs related to the Spin-off	3,735	1,177	532	44	—	—	9,054	7,283

Total operating costs and expenses	528,460	788,992	526,444	580,203	513,286	510,868	523,390	533,465

Income (loss) from operations	21,091	(259,255)	17,495	(64,963)	34,331	27,484	19,753	24,761
Interest expense, net	27,452	29,276	28,028	28,684	25,802	23,828	24,549	24,111

Income (loss) before income taxes	(6,361)	(288,531)	(10,533)	(93,647)	8,529	3,656	(4,796)	650
Provision for (benefit from) income taxes	(1,674)	(44,565)	(4,081)	(3,555)	2,705	1,451	(721)	(131)

Net income (loss)	(4,687)	(243,966)	(6,452)	(90,092)	5,824	2,205	(4,075)	781
Less: Net income (loss) attributable to noncontrolling interests	315	1,095	507	574	(375)	775	1,638	1,360

Net income (loss) attributable to Quorum Health Corporation	$(5,002)	$(245,061)	$(6,959)	$(90,666)	$6,199	$1,430	$(5,713)	$(579)

Earnings (loss) per share attributable to Quorum Health Corporation stockholders:
Basic and diluted	$(0.18)	$(8.63)	$(0.24)	$(3.19)	$0.22	$0.05	$(0.20)	$(0.02)

Weighted-average shares outstanding:
Basic and diluted	28,412,054	28,412,720	28,413,532	28,416,801	28,412,054	28,412,054	28,412,054	28,412,054

	2016 Quarters				2015 Quarters
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Other financial and operating data:
Net patient revenues per adjusted admission	$8,741	$8,520	$8,753	$8,551	$8,750	$8,396	$8,437	$8,863
Net operating revenues per adjusted admission	$9,190	$8,987	$9,168	$9,007	$9,234	$8,907	$8,882	$9,314
Adjusted EBITDA	$56,224	$29,232	$46,749	$30,717	$66,029	$59,625	$60,295	$77,718
Adjusted EBITDA, Adjusted for Divestitures	$59,178	$31,708	$51,139	$39,827	$67,020	$60,615	$62,547	$78,842
Number of licensed beds at end of period	3,577	3,579	3,578	3,459	3,614	3,592	3,592	3,582
Admissions	24,992	23,618	23,503	23,200	25,548	24,442	24,281	24,107
Adjusted admissions	59,801	58,942	59,333	57,202	59,304	60,444	61,150	59,935
Emergency room visits	184,934	182,301	184,166	174,754	178,872	184,487	186,685	179,977
Medicare case mix index	1.37	1.38	1.37	1.41	1.34	1.34	1.35	1.33

The following table reconciles Adjusted EBITDA and Adjusted EBITDA, Adjusted for Divestitures, as defined in “Selected Historical Consolidated and Combined Financial Data”, to net income (loss) attributable to Quorum Health Corporation, the most directly comparable U.S. GAAP financial measure, as derived directly from the our consolidated and combined financial statements for the respective periods (in thousands):

	2016 Quarters				2015 Quarters
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Adjusted EBITDA components:
Net income (loss) attributable to Quorum Health Corporation	$(5,002)	$(245,061)	$(6,959)	$(90,666)	$6,199	$1,430	$(5,713)	$(579)
Net income (loss) attributable to noncontrolling interests	315	1,095	507	574	(375)	775	1,638	1,360
Interest expense, net	27,452	29,276	28,028	28,684	25,802	23,828	24,549	24,111
Provision for (benefit from) income taxes	(1,674)	(44,565)	(4,081)	(3,555)	2,705	1,451	(721)	(131)
Depreciation and amortization	31,157	31,463	28,234	26,434	31,698	32,141	31,488	32,674

EBITDA	52,248	(227,792)	45,729	(38,529)	66,029	59,625	51,241	57,435
Legal, professional and settlement costs	241	5,447	488	1,166	—	—	—	—
Impairment of long-lived assets and goodwill	—	250,400	—	41,470	—	—	—	13,000
Loss on sale of hospitals, net	—	—	—	2,150	—	—	—	—
Transaction costs related to the Spin-off	3,735	1,177	532	44	—	—	9,054	7,283
Severance costs for post-spin headcount reductions	—	—	—	1,617	—	—	—	—
Change in estimate related to collectability of patient accounts receivable	—	—	—	22,799	—	—	—	—

Adjusted EBITDA	56,224	29,232	46,749	30,717	66,029	59,625	60,295	77,718
Negative EBITDA of divested hospitals	2,954	2,476	4,390	9,110	991	990	2,252	1,124

Adjusted EBITDA, Adjusted for Divestitures	$59,178	$31,708	$51,139	$39,827	$67,020	$60,615	$62,547	$78,842

Liquidity and Capital Resources

Financial Outlook

Our primary sources of liquidity are cash flows from operations and available borrowing capacity under our revolving credit facilities. We believe that these amounts will be adequate to service our existing debt, finance internal growth and fund capital expenditures over the next 12 months and into the foreseeable future.

Our business strategy includes an ongoing strategic review of our hospitals based upon analysis of financial performance, current competitive conditions, expected demographic trends, joint venture opportunities and capital allocation requirements. As part of this strategy, we are actively engaging in initiatives, among others, to divest underperforming hospitals, reduce our debt and refine our portfolio to a more sustainable group of hospitals with higher operating margins. We sold two hospitals in December 2016 for combined proceeds of $13.7 million, one hospital in March 2017 for $4.3 million, and have targeted an additional six hospitals that we intend to divest in the next twelve months. For the year ended December 31, 2016, these nine hospitals had $60.0 million of net operating losses.

Our financial statements have been prepared under the assumption that we will continue as a going concern. We have limited stand-alone operating history and have experienced net losses in each of the quarters in 2016 subsequent to the Spin-off. The net losses were primarily due to the impairment charges related to our hospital operations business, the change in estimate related to the collectability of patient accounts receivable, higher than expected operating costs associated with the transition services agreements with CHS and other third-party contracts in comparison to the allocated costs from CHS during the carve-out period and the net operating losses from hospitals that have been targeted by management for divestiture.

On December 31, 2016, we adopted ASU No. 2014-15, Presentation of Financial Statements—Going Concern, which requires management to evaluate if there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern. As a result of adopting ASU No. 2014-15, management was required to evaluate our ability to comply with the Secured Net Leverage Ratio (as defined in the CS Agreement) under our Credit Facility, as defined below, for one year following the issuance of the financial statements for the year ended December 31, 2016. Although we were in compliance with our financial covenants as of December 31, 2016, the new standard requires management to base its evaluation about our ability to continue to comply with those covenants on results and events considered “probable” of occurring considering historical results, implemented plans, and executed agreements as of the date the financial statements are issued. In light of (i) our historical net operating results; (ii) delays in the approval by CMS of the California HQAF program for the 2017 to 2019 program period, which impacts us due to our inability to recognize any earned revenues until CMS approval of the program has been issued; and (iii) the amount of net operating losses from hospitals we intend to divest, management sought and completed an amendment to certain provisions of our Credit Facility.

On April 11, 2017, we executed the CS Amendment to, among other things, raise the maximum Secured Net Leverage Ratio (as defined in the CS Agreement) to 4.75x from 4.25x for the period July 1, 2017 to December 31, 2018 (which was previously 4.25x for the period July 1, 2017 to June 30, 2018), at which point it drops to 4.00x for the remainder of the agreement. The CS Amendment also provides for additional Consolidated EBITDA add backs under the covenant calculation for certain items. For additional details of the CS Amendment, see “—Long-Term Debt” below. Management has concluded that the CS Amendment alleviates any substantial doubt about our ability to continue as a going concern for the one year period following the issuance of the financial statements for the year ended December 31, 2016.

Statements of Cash Flows

Our statement of cash flows for the year ended December 31, 2016 when compared to the years ended December 31, 2015 and 2014 was significantly impacted by the completion of the Spin-off on April 29, 2016.

Following the Spin-off, we own and manage our own cash depository and disbursement accounts, whereas all of our cash activity was managed through Due to Parent, net, under CHS’ cash management program prior to the Spin-off. Our statement of cash flows for 2016 includes four months of activity prior to the Spin-off and eight months of activity after the Spin-off.

Year ended December 31, 2016 Compared to Year ended December 31, 2015

A summary of our cash flows follows (in thousands):

	Year Ended December 31,
	2016	2015	$ Variance	% Variance
Net cash provided by operating activities	$81,086	$42,889	$38,197	89.1%
Net cash used in investing activities	(73,146)	(78,592)	5,446	6.9%
Net cash provided by (used in) financing activities	16,409	34,250	(17,841)	(52.1)%

Net change in cash and cash equivalents	$24,349	$(1,453)	$25,802

Net cash provided by operating activities was $81.1 million for the year ended December 31, 2016 compared to $42.9 million for the year ended December 31, 2015, an increase of $38.2 million. Net cash provided by operating activities was impacted by a $97.9 million decrease in net income for 2016 when compared to 2015, exclusive of the non-cash items that we add back in each respective year to calculate our operating cash flows. Net cash provided by operating activities was impacted by the fluctuations in certain corporate allocations and other charges from CHS to us that were included in the computation of net income (loss), but settled as a financing activity in the statement of cash flows for periods prior to April 29, 2016, the Spin-off date. In addition, net cash provided by operating activities was impacted by a $136.1 million increase in the net change in operating assets and liabilities, exclusive of acquisitions and divestitures activity, in 2016 when compared to 2015. The primary drivers of this increase related to the Spin-off, including an $17.6 million increase in accounts payable, primarily due to our independent management of cash since the Spin-off date, $19.9 million of accrued interest in 2016 with no comparable accrual in 2015 due to our new debt structure and $22.8 million of increased allowances related to a change in estimate to reduce the carrying value of patient accounts receivable as of December 31, 2016. In 2015, we made $26.4 million of legal settlement payments. All other changes in operating assets and liabilities on a comparative basis for the years ended December 31, 2016 and 2015 were considered to be part of our normal business operations.

Net cash used in investing activities decreased $5.4 million to $73.1 million for the year ended December 31, 2016 from $78.6 million in the year ended December 31, 2015. Our expenditures for property and equipment increased $20.5 million in 2016 when compared to 2015. We incurred $38.5 million and $10.4 million of costs in 2016 and 2015, respectively, related to the ongoing construction of a patient tower and expanded surgical capacity at our Springfield, Oregon hospital, which was the primary driver of the increase in capital expenditures in 2016. Payments for acquisitions in 2015 of $8.0 million related to the purchase of ancillary businesses at our existing hospitals. Cash proceeds from the sale of hospitals in 2016 related to Barrow and Sandhills.

Net cash provided by financing activities was $16.4 million for the year ended December 31, 2016 compared to $34.3 million in the year ended December 31, 2015. In connection with the Spin-off on April 29, 2016, we borrowed $880 million under the Term Loan Facility and issued $400 million of our Initial Notes, reduced by $24.5 million of issuance discounts related to this debt. We paid $1.2 billion to CHS from the debt proceeds as part of the settlement of our Due to Parent, net, liability with CHS. We made payments on the Term Loan Facility of $11.6 million in 2016, which included a $7.2 million pay down utilizing the net proceeds of the Sandhills divestiture. Our other debt payments primarily related to capital lease obligations, including the capital lease associated with our corporate office in 2016. The decrease in Due to Parent, net, in 2016 related to activity for the first four months of the year and then the full settlement of this liability with CHS in connection with the

Spin-off. The decrease of $224.8 million in the borrowings under the receivables facility with CHS in 2015 was offset in Due to Parent, net, with a corresponding receivable. This decrease also reflected the termination of our participation in CHS’ receivable facility program as of November 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

A summary of our cash flows follows (in thousands):

	Year Ended December 31,
	2015	2014	$ Variance	% Variance
Net cash provided by operating activities	$42,889	$43,044	$(155)	(0.4)%
Net cash used in investing activities	(78,592)	(272,098)	193,506	71.1%
Net cash provided by (used in) financing activities	34,250	230,740	(196,490)	(85.2)%

Net change in cash and cash equivalents	$(1,453)	$1,686	$(3,139)

Net cash provided by operating activities was $42.9 million for the year ended December 31, 2015 compared to $43.0 million for the year ended December 31, 2014, which was relatively flat. Net cash provided by operating activities was impacted by a $7.3 million increase in 2015 net income when compared to 2014, exclusive of the non-cash items that we add back in each respective year to calculate our operating cash flows. Net cash provided by operating activities was also impacted by the fluctuation in certain corporate allocations and other charges from CHS to us in 2015 and 2014 that were included in the computation of net income (loss), but settled as a financing activity in the statement of cash flows. In addition, net cash provided by operating activities was impacted by the net change in operating assets and liabilities that occurred during the respective years on a comparative basis, a $7.4 million decrease. The primary drivers of this change, aside from the timing of cash collections and payments in the normal course of business, included $19.5 million and $35.4 million of built-up receivables in 2015 and 2014, respectively, due to delayed payments under California and Illinois state supplemental payment programs, $20.4 million of built-up receivables in 2014 at one of our hospitals due to a system conversion that returned to normal in 2015. We also had a $15.4 million build-up of receivables at the end of 2014 from a delay in reimbursement during the phase-in period of Medicaid expansion in Illinois. In 2015, Illinois Medicaid receivables decreased by $5.0 million. We paid $26.4 million of legal, professional and settlement costs in 2015 which was accrued in 2014 and paid $20.5 million of legal, professional and settlement costs in 2014 which was accrued in 2013. Our cash outflows for compensation liabilities increased $21.1 million, which was primarily due to an additional pay period in 2015 compared to 2014 (27 pay periods compared to 26 pay periods). We consider all other changes in operating assets and liabilities on a comparative basis for 2015 and 2014 to be part of our normal business operations.

Net cash used in investing activities decreased $193.5 million to $78.6 million for the year ended December 31, 2015 from $272.1 million in the year ended December 31, 2014. In 2014, our acquisition payments included $135.6 million related to our purchase price allocation of four HMA hospitals purchased by CHS during 2014 and included in the group of hospitals spun-off to QHC. Our expenditures for property and equipment decreased $9.6 million and our expenditures for software decreased $52.2 million in 2015 compared to 2014. These decreases in capital expenditures were primarily due to a decline in the required investment related to certified EHR technology, partially offset by the costs incurred to meet the ICD-10 implementation deadline on October 1, 2015 and the costs associated with the initiation of the patient tower and expanded surgical capacity project at our Oregon hospital. Payments for acquisitions in 2015 of $8.0 million related to the purchase of two imaging centers, a surgery center and six physician practice offices. Payments for acquisitions in 2014 included the HMA hospitals discussed above and $6.4 million related to the purchase of 12 physician practice offices. Cash proceeds from the sale of property and equipment in 2015 included the $2.7 million related to the sale of vacant real estate. Other investing activities in 2015 resulted in $5.4 million of cash outflow.

Net cash provided by financing activities was $34.3 million for the year ended December 31, 2015 compared to $230.7 million for the year ended December 31, 2014. Indebtedness under the receivables facility with CHS was offset by a corresponding receivable with CHS accounted for in Due to Parent, net. As a result of this correlation in these intercompany debt instruments between us and CHS, we historically evaluated the changes in Due to Parent, net, and the changes in the indebtedness from our participation in the receivables facility as net borrowings from CHS. Our net borrowings from CHS decreased $195.8 million to $38.0 million in 2015 from $233.8 million in 2014 primarily due to the $135.6 million of borrowings in 2014 related to the HMA hospital acquisitions with no corresponding major acquisitions in 2015. The remaining decrease in our net borrowings from CHS of $60.2 million was attributable to the total net effect of all other transactions between QHC and CHS, primarily CHS’ funding of our capital expenditures and the sweep of our cash earned in operations to CHS as part of their centralized cash management program. All other changes in cash flows from financing activities for 2015 compared to 2014 totaled $0.6 million of net cash outflow.

Capital Expenditures

Capital expenditures for purchases of facilities were $0.8 million, $8.0 million and $142.0 million for the years ended December 31, 2016, 2015 and 2014, respectively. In 2014, CHS allocated $135.6 million to us based on the relative fair value of the four HMA hospitals included in the Spin-off that were acquired by CHS in January 2014. All other purchases of facilities in 2016, 2015 and 2014 related to outpatient service facilities, primarily physician practices and surgery centers. We did not acquire any hospitals in 2016 and 2015.

Capital expenditures for property, equipment and software were $87.2 million, $68.3 million and $130.1 million for the years ended December 31, 2016, 2015 and 2014, respectively. In 2016, our capital expenditures included $38.5 million related to expansion at our Springfield, Oregon hospital, as discussed below. Our capital expenditures for information technology hardware and software to meet EHR compliance regulations were most significant in 2014 and these costs are declining as we near completion of all phases in the implementation process. All other capital expenditures for property, equipment and software in 2016, 2015 and 2014 related to purchases of equipment, minor renovations at our facilities, furniture and fixtures for our corporate office and investment in information systems infrastructure.

We are building a new patient tower and expanding the surgical capacity at McKenzie—Willamette Medical Center, our hospital in Springfield, Oregon. As of December 31, 2016, we had incurred a total of $48.9 million of capitalized costs for this project, of which $38.5 million was recorded in 2016. The total estimated construction costs of this project, including equipment costs, are estimated to be $105 million. This estimate has increased from our previous estimate of $88 million due to expansion of the project to include increasing emergency room capacity and adding additional operating rooms. The project is expected to be completed in late 2017 or early 2018.

As of December 31, 2016, we have commitments related to certain other renovation projects at three of our hospitals that are expected to begin and be completed in 2017. The total of the estimated construction costs for these projects is approximately $11 million.

Capital Resources

Net working capital was $272.6 million, $334.0 million and $275.0 million as of December 31, 2016, 2015 and 2014, respectively. The decrease in net working capital for 2016 compared to 2015 primarily related to changes in cash management following the Spin-off, which increased our liabilities for accounts payable and accrued interest, partially offset by an increase in cash. In addition, we had the change in estimate related to the net realizable value of patient accounts receivable and liabilities for self-insurance reserves related to employee medical benefits, professional and general liability claims and workers’ compensation claims in 2016 that did not exist in 2015. Prior to the Spin-off, our cash from operations was swept to CHS through Due to Parent, net, under their centralized cash management program. The increase in net working capital for 2015 compared to 2014 primarily related to an increase in patient accounts receivable, reductions in accrued salaries and benefits and other accrued liabilities and the reclassification of deferred taxes from current to long-term.

Long-Term Debt

A summary of activity related to our long-term debt, net of debt issuance costs and discounts, follows (in thousands):

	Year Ended December 31, 2016
	Total Debt at Beginning of Year	Borrowings, Excluding Discounts	Repayments	Payments of Debt Issuance Costs	Amortization of Debt Issuance Costs and Discounts	Assets Acquired Under Capital Leases	Total Debt at End of Year
Credit Facility:
Revolving Credit Facility, maturing 2021	$—	$—	$—	$—	$—	$—	$—
Term Loan Facility, maturing 2022	—	880,000	(11,581)	—	—	—	868,419
ABL Credit Facility, maturing 2021	—	—	—	—	—	—	—
Senior Notes, maturing 2023	—	400,000	—	—	—	—	400,000
Unamortized debt issuance costs and discounts	—	(24,536)	—	(29,146)	4,918	—	(48,764)
Capital lease obligations	22,323	—	(3,314)	—	—	6,579	25,588
Other debt	1,092	817	(327)	—	—	—	1,582

Total debt	23,415	1,256,281	(15,222)	(29,146)	4,918	6,579	1,246,825
Less: Current maturities of long-term debt	(7,915)	—	—	—	—	—	(5,683)

Total long-term debt	$15,500	$1,256,281	$(15,222)	$(29,146)	$4,918	$6,579	$1,241,142

A calculation of our total debt to total capitalization follows (dollars in thousands):

Year Ended December 31, 2016
Total debt, excluding unamortized debt issuance costs and discounts	$1,295,589
Total Quorum Health Corporation stockholders’ equity	201,128

Total capitalization	$1,496,717

Total debt to total capitalization	86.6%

A summary of our long-term debt, allocated between fixed and variable debt, follows (dollars in thousands):

	December 31, 2016
	Amount	% of Total
Fixed	$427,170	33.0%
Variable	868,419	67.0%

Total debt, excluding unamortized debt issuance costs and discounts	$1,295,589	100.0%

In connection with the Spin-off, we entered into two credit agreements and issued the Initial Notes, as described below. In addition, the previous indebtedness with CHS, which was classified as Due to Parent, net, on our balance sheets prior to the Spin-off was fully settled. See Note 1—Description of the Business and Spin-off and Note 18—Related Party Transactions in the accompanying financial statements for additional information on the use of proceeds from the new debt instruments and the settlement of Due to Parent, net.

Credit Facility

On April 29, 2016, we entered into a credit agreement, among us, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent. On April 11, 2017, we executed an agreement with our Credit Facility lenders to amend certain provisions of our Credit Facility.

The CS Agreement provides for the $880 million senior secured Term Loan Facility and the $100 million senior secured Revolving Credit Facility. The Term Loan Facility was issued at a discount of $17.6 million, or 98% of par value, and has a maturity date of April 29, 2022, subject to customary acceleration events and repayment, extension or refinancing. The Revolving Credit Facility has a maturity date of April 29, 2021, subject to certain customary acceleration events and repayment, extension or refinancing. The CS Amendment reduced the Revolving Credit Facility’s capacity from $100 million to $87.5 million until December 31, 2017, at which time the capacity decreases to $75.0 million.

The CS Agreement contains customary covenants, including a maximum permitted Secured Net Leverage Ratio, as determined based on 12 month trailing Consolidated EBITDA, as defined in the CS Agreement. As of December 31, 2016, we had a Secured Net Leverage Ratio of 3.93 to 1.00, which was below the maximum permitted ratio of 4.50 to 1.00. On April 11, 2017, we executed the CS Amendment with our Credit Facility lenders to amend the calculation of the Secured Net Leverage Ratio beginning January 1, 2017 to December 31, 2018, among other provisions. The CS Amendment raised the minimum Secured Net Leverage Ratio required of us to remain in compliance, and also changed the calculation of compliance for specified periods.

After giving effect to the CS Amendment, the maximum Secured Net Leverage Ratio permitted under the CS Agreement, as determined based on 12 month trailing Consolidated EBITDA, which is defined in the CS Amendment, follows:

Period	Maximum Secured Net Leverage Ratio
Period from January 1, 2017 to June 30, 2017	4.50 to 1.00
Period from July 1, 2017 to December 31, 2018	4.75 to 1.00
Period from January 1, 2019 and thereafter	4.00 to 1.00

In addition to amending the calculation of the Secured Net Leverage Ratio and the Maximum Secured Net Leverage Ratio, the CS Amendment also affects other terms of the CS Agreement as follows:

•	Through December 31, 2018, we are required to use asset sales proceeds to make mandatory redemptions under the Term Loan Facility. After December 31, 2018, we are required to use asset sale proceeds to make mandatory redemptions under the Term Loan Facility to the extent those proceeds are not expected to be reinvested within 15 months.

•	Through December 31, 2018, we may request to exercise Incremental Term Loan Commitments, as defined in the CS Agreement, only if the Secured Net Leverage Ratio, adjusted for the requested Incremental Term Loan borrowing, is below 3.35 to 1.00. After December 31, 2018, we may request to exercise Incremental Term Loan Commitments for the greater of $100 million or an amount which would produce a Secured Net Leverage Ratio of 3.35 to 1.00.

•	Through December 31, 2018, we are allowed to incur Permitted Additional Debt, as defined in the CS Agreement, as long as our Total Leverage Ratio, adjustment for the Permitted Additional Debt, is below 4.50 to 1.00. After December 31, 2018, we may incur Permitted Additional Debt, as long as our Total Leverage Ratio, adjusted for the Permitted Additional Debt, is below 5.50 to 1.00.

Prior to the CS Amendment, interest under the Term Loan Facility accrued, at our option, at adjusted LIBOR, subject to statutory reserves and a floor of 1% plus 5.75%, or the alternate base rate plus 4.75%. The effective interest rate on the Term Loan Facility was 7.70% as of December 31, 2016. Following the CS Amendment, interest under the Term Loan Facility accrues, at our option, at adjusted LIBOR, subject to statutory reserves and a floor of 1% plus 6.75%, or the alternate base rate plus 5.75%. Interest under the Revolving Credit Facility accrues, at our option, at adjusted LIBOR, subject to statutory reserves and a floor of 0% plus 2.75%, or the alternate base rate plus 1.75%, and remains unchanged under the CS Amendment. If the CS Amendment was effective as of December 31, 2016, the effective interest rate on the Term Loan Facility would have been 8.73%.

Borrowings from the Revolving Credit Facility are available to be used for working capital and general corporate purposes. As of December 31, 2016, we had no borrowings outstanding on the Revolving Credit Facility and had $6.5 million of letters of credit outstanding that were primarily related to the self-insured retention levels of professional and general liability and workers’ compensation insurance as security for the payment of claims.

ABL Credit Facility

On April 29, 2016, we entered into an ABL Credit Agreement (the “UBS Agreement,” and together with the CS Agreement, collectively, the “Credit Agreements”), among us, the lenders party thereto and UBS AG, Stamford Branch (“UBS”), as administrative agent and collateral agent. The UBS Agreement provides for a $125 million senior secured asset-based revolving credit facility (the “ABL Credit Facility”). The available borrowings from the ABL Credit Facility will be used for working capital and general corporate purposes. As of December 31, 2016, we had no borrowings outstanding on the ABL Credit Facility.

The ABL Credit Facility has a maturity date of April 29, 2021, subject to customary acceleration events and repayment, extension or refinancing. Interest under the ABL Credit Facility accrues, at our option, at a base rate or LIBOR, subject to statutory reserves and a floor of 0%, except that all swingline borrowings will accrue interest based on the base rate, plus, an applicable margin determined by the average excess availability under the ABL Credit Facility for the fiscal quarter immediately preceding the date of determination. The applicable margin ranges from 1.75% to 2.25% for LIBOR advances and from 0.75% to 1.25% for base rate advances.

The ABL Credit Facility has a “Covenant Trigger Event” definition that requires us to maintain excess availability under the ABL Credit Facility equal to or greater than the greater of (i) $12.5 million and (ii) 10% of the aggregate commitments under the ABL Credit Facility. At December 31, 2016, we had excess availability of $118.9 million. If a Covenant Trigger Event occurs, then we are required to maintain a minimum Consolidated Fixed Charge Ratio of 1.10 to 1.00 until such time that a Covenant Trigger Event is no longer continuing. In addition, if excess availability under the ABL Credit Facility were to fall below the greater of (i) 12.5% of the aggregate commitments under the ABL Credit Facility and (ii) $15.0 million, then a “Cash Dominion Event” would be triggered upon which the lenders could assume control of our cash.

Credit Agreement Covenants

In addition to the specific covenants described above, the Credit Agreements contain customary negative covenants, which limit our ability to, among other things, incur additional indebtedness, create liens, make investments, transfer assets, merge or acquire assets, and make restricted payments, including dividends, distributions and specified payments on other indebtedness. They include customary events of default, including payment defaults, material breaches of representations and warranties, covenant defaults, default on other material indebtedness, customary Employee Retirement Income Security Act (“ERISA”) events of default, bankruptcy and insolvency, material judgments, invalidity of liens on collateral, change of control or cessation of business. The Credit Agreements also contain customary affirmative covenants and representations and warranties.

Initial Notes

On April 22, 2016, we issued $400 million aggregate principal amount of 11.625% Senior Notes due 2023, pursuant to the Indenture. The Initial Notes were issued at a discount of $6.9 million, or 1.734%, in a private placement and are senior unsecured obligations guaranteed on a senior basis by certain of our subsidiaries. The Initial Notes mature on April 15, 2023 and bear interest at a rate of 11.625% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2016. Interest on the Initial Notes accrues from the date of original issuance and is calculated on the basis of a 360-day year comprised of twelve 30-day months. The effective interest rate on the Initial Notes was 12.469% as of December 31, 2016.

The Indenture contains covenants that, among other things, limit our ability and certain of our subsidiaries’ ability to incur or guarantee additional indebtedness, pay dividends or make other restricted payments, make certain investments, create or incur certain liens, sell assets and subsidiary stock, transfer all or substantially all of our assets or enter into merger or consolidation transactions.

On April 22, 2016, in connection with the issuance of the Initial Notes, we entered into a Registration Rights Agreement. The terms of the Registration Rights Agreement require us to (i) file with the Securities and Exchange Commission a registration statement with respect to an offer to exchange the Initial Notes for a new issue of debt securities registered under the Securities Act of 1933, as amended, with terms identical to those of the Initial Notes (except for provisions relating to the transfer restrictions and payment of additional interest), and cause the exchange offer to be completed within 365 days following the closing of the issuance of the Initial Notes, (ii) keep the exchange offer open for at least 30 business days (or longer if required by applicable law) and (iii) in certain circumstances, file a shelf registration statement for the resale of the Initial Notes by some or all of the holders thereof, in lieu of an exchange offer to such holders. If we and the guarantors of the Initial Notes and Exchange Notes fail to satisfy their registration obligations, we will be required to pay additional interest to the holders of Initial Notes the transfer of which remains restricted, reflecting typical market terms.

On and after April 15, 2019, we are entitled, at our option, to redeem all or a portion of the outstanding Initial Notes and Exchange Notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices, plus accrued and unpaid interest, if any, to the redemption date. The redemption prices are expressed as a percentage of the principal amount on the redemption date. Holders of record on the relevant record date have the right to receive interest due on the relevant interest payment date. In addition, prior to April 15, 2019, we may redeem some or all of the outstanding Initial Notes and Exchange Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, plus a “make whole” premium, as set forth in the Indenture. We are entitled to redeem up to 35% of the aggregate principal amount of the outstanding Initial Notes and Exchange Notes until April 15, 2019 with the net proceeds from certain equity offerings at the redemption price set forth in the Indenture.

A summary of the redemption dates and prices follows:

Period	Redemption Prices
Period from April 15, 2019 to April 14, 2020	108.719%
Period from April 15, 2020 to April 14, 2021	105.813%
Period from April 15, 2021 to April 14, 2022	102.906%
Period from April 15, 2022 to April 14, 2023	100.000%

Debt Issuance Costs and Discounts

A summary of debt issuance costs and discounts follows (in thousands):

	December 31,
	2016	2015
Debt issuance costs	$29,146	$—
Debt discounts	24,536	—

Total debt issuance costs and discounts at origination	53,682	—
Less: Amortization of debt issuance costs and discounts	(4,918)	—

Total unamortized debt issuance costs and discounts	$48,764	$—

Prior to the Spin-off, we had no capitalized costs for debt issuance, discounts or premiums.

Capital Lease Obligations and Other Debt

Our debt arising from capital lease obligations primarily relates to our new corporate office in Brentwood, Tennessee. As of December 31, 2016, this capital lease obligation was $18.7 million. The remainder of our capital lease obligations primarily relate to property and equipment at our hospitals and corporate office. Other debt consists of physician loans and miscellaneous notes payable to banks. See Note 19—Commitments and Contingencies in the accompanying financial statements for additional information on the corporate office lease.

Contractual Obligations and Other Capital Commitments

A summary of our contractual obligations and other commercial commitments as of December 31, 2016 and prior to giving effect to the CS Amendment, for the next five years and thereafter follows (in thousands):

	Year Ended December 31, 2016
	Total	2017	2018-2019	2020-2021	Thereafter
Debt obligations:
Term Loan Facility	$868,419	$3,819	$17,600	$17,600	$829,400
Senior Notes	400,000	—	—	—	400,000
Capital lease obligations, net of imputed interest	25,588	1,185	2,363	2,804	19,236
Other debt	1,582	679	699	204	—

Total debt obligations	1,295,589	5,683	20,662	20,608	1,248,636
Operating lease obligations	117,574	31,779	43,596	23,441	18,758
Capital commitments(1)	73,781	45,037	24,138	1,842	2,764
Open purchase orders	150	150	—	—	—

Total contractual obligations and other commercial commitments	$1,487,094	$82,649	$88,396	$45,891	$1,270,158

(1)	We have future commitments of approximately $74 million related to certain hospital expansion and renovation projects, of which approximately $56 million is the remaining commitment on the McKenzie—Willamette Medical Center project. As of December 31, 2016, we have commitments related to renovation projects at three other hospitals that are expected to begin and be completed in 2017. The total estimated construction costs for these projects are approximately $11 million. In addition, pursuant to the master lease agreement at our hospital in Helena, Arkansas, we have committed to make capital expenditures and improvements at this hospital averaging a specified percentage of the hospital’s annual net operating revenues. We currently estimate that we will make capital expenditures of approximately $1 million for each year of the remaining lease term, which extends through January 1, 2025. Each of the above items has been considered in the capital commitments included in the table above.

In connection with the Spin-off, we entered into certain agreements with CHS that governed or continue to govern matters related to the Spin-off. These agreements include, among others, a Separation and Distribution Agreement, a Tax Matters Agreement and an Employee Matters Agreement. We also entered into various transition services agreements with CHS that define agreed upon services to be provided by CHS to QHC. The transition services agreements have five year terms and include, among others, the provision for services related to information technology, payroll processing, certain human resources functions, patient eligibility screening, billing, collections and other revenue management services. Our future cash obligations related to these agreements are based on certain fixed and variable factors, as defined by each agreement, and include factors such as total cash collections, labor costs and employee headcount, which are used to determine the fees charged to us under the agreements each period. See Note 18—Related Party Transactions in the accompanying financial statements for additional information on our agreements with CHS. The obligations associated with these agreements are not included in the table above.

The table above does not give effect to the CS Amendment executed on April 11, 2016. For a description of the terms and conditions of the CS Amendment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

On January 4, 2017, we used the proceeds from the sale of Barrow to pay down $6.6 million of principal on the Term Loan Facility. On April 6, 2017, we utilized the proceeds from the sale of Cherokee to pay down $4.3 million of additional principal on the Term Loan Facility. As a result of these redemption payments, our next required principal payment on the Term Loan Facility is due in December 2018. We are currently anticipating that we will pay down approximately $200 million on our Term Loan Facility from proceeds related to sales of the divestiture group hospitals, which includes the $4.3 million payment in April 2017 from the Cherokee divestiture.

Off-Balance Sheet Arrangements

As of December 31, 2016, we had $6.5 million of letters of credit outstanding that were primarily related to the self-insured retention level of professional and general liability insurance and workers’ compensation insurance as security for the payment of claims.

As of December 31, 2016, we operate one hospital under an operating lease obligation for the land and building. We utilize the same operating strategies to improve operations at this hospital as we do at those hospitals that we own or lease under capital lease arrangements. The term of this hospital operating lease expires in June 2022, not including lease extension options. As of December 31, 2016, the total obligation for the remainder of this lease obligation, not including lease extension options, was $15.5 million.

Noncontrolling Interests and Redeemable Noncontrolling Interests

Our financial statements include all assets, liabilities, revenues and expenses of less than 100% owned entities that we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities. Certain of our consolidated subsidiaries have noncontrolling physician ownership interests with redemption features that require us to deliver cash upon the occurrence of certain events outside our control, such as the retirement, death, or disability of a physician-owner. We record the carrying amount of redeemable noncontrolling interests at the greater of: (1) the initial carrying amount increased or decreased for the noncontrolling interests’ share of cumulative net income (loss), net of cumulative amounts distributed, if any, or (2) the redemption value. As of December 31, 2016, we had redeemable noncontrolling interests of $6.8 million.

Inflation

The healthcare industry is labor intensive. Salaries, benefits and other labor-related costs increase during periods of inflation and periods of labor shortages for nurses and other medical staff, which may differ depending on the geographic area in which a hospital is located. In addition, the Affordable Care Act is subject to ongoing revisions and possible repeal and replacement, which may lead to substantially higher costs to us related to providing employee medical benefits. We are also exposed to rising costs for medical supplies and drugs due to inflationary pressures on our suppliers, including our group purchasing organization. We have implemented cost control measures to monitor and manage the impact of rising operating costs and expenses on our operating margins, including, among others, efforts to expand specialty service line offerings and reduce costs in non-labor intensive categories. We cannot make assurances that we will be able to adequately offset the impact that any future increases in labor costs, employee medical benefit costs or other operating costs and expenses may have on our business which could adversely impact our operating margins in the future.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk associated with changes in interest rates on our variable rate long-term debt. In connection with the Spin-off, on April 29, 2016, we entered into two credit agreements, the Senior Credit Facility and the ABL Credit Facility, that subject us to variable interest rates. As of December 31, 2016, we had outstanding principal amount of debt, excluding unamortized debt issuance costs and discounts, of $868.4 million which was subject to variable rates of interest. If the interest rate on our variable rate long-term debt outstanding as of December 31, 2016, after taking into consideration the 1% floor on our Term Loan Facility, was 100 basis points higher for the year ended December 31, 2016, the additional interest expense impacting net income (loss) would have been $(7.6) million, or $(0.26) per basic and diluted share. We do not currently have any derivative or hedging arrangements, or other known exposures, to changes in interest rates.

BUSINESS

Overview

The principal business of Quorum Health Corporation and its subsidiaries is to provide hospital and outpatient healthcare services in our markets across the United States. As of December 31, 2016, we owned or leased 36 hospitals in rural and mid-sized markets, consisting of 27 wholly-owned hospitals, four majority-owned hospitals and five leased hospitals, which are located in 16 states and have a total of 3,459 licensed beds. In addition, through QHR, our wholly-owned subsidiary, we provide a wide range of hospital management advisory and healthcare consulting services. Over 95% of our net operating revenues for the year ended December 31, 2016 related to our hospital operations business and the remainder related to our hospital management advisory and healthcare consulting services business. Our company became an independent, publicly-traded company on April 29, 2016 upon the Spin-off of 38 hospitals, their affiliated facilities and QHR from Community Health Systems, Inc. (“CHS” or “Parent” when referring to the carve-out period prior to April 29, 2016). The terms of the spin-off and related financing transactions, including the transition services agreements between us and CHS, are described below in the section entitled “The Spin-off”. Quorum Health Corporation is a Delaware corporation that was incorporated in 2015 to facilitate our Spin-off from Community Health Systems, Inc.

For the year ended December 31, 2016, we generated total net operating revenues of $2.1 billion, loss from operations of $285.6 million, net cash provided by operating activities of $81.1 million, Adjusted EBITDA of $162.9 million and Adjusted EBITDA, Adjusted for Divestitures of $181.9 million. For information regarding why the Company believes Adjusted EBITDA and Adjusted EBITDA, Adjusted for Divestitures present useful information to investors and for a reconciliation of Adjusted EBITDA and Adjusted EBITDA, Adjusted for Divestitures to net income (loss) attributable to Quorum Health Corporation, the most directly comparable financial measure under United States generally accepted accounting principles, see “Selected Historical Consolidated and Combined Financial Data”. Our net losses in 2016 were primarily due to: (1) $291.9 million of impairment charges related to our hospital operations business, consisting of $166.9 million of impairment to long-lived assets and $125.0 million of impairment to goodwill; (2) a $22.8 million reduction in net operating revenues as a result of a change in estimate related to collectability of patient accounts receivable; (3) higher than expected operating costs associated with the transition services agreements with CHS and other third-party contracts in comparison to the allocated costs from CHS during the carve-out period; and (4) the net operating losses from the hospitals that we have targeted for divestiture (the “divestiture group”), which includes two hospitals divested in December 2016, one hospital divested in March 2017 and an additional six hospitals that we intend to divest in the next twelve months.

We generate patient revenues from the healthcare services we provide at our hospitals and affiliated outpatient facilities. Our hospital services include general and acute care, emergency department, general and specialty surgery, critical care, internal medicine, obstetrics, diagnostic, psychiatric and rehabilitation services. We also generate revenues from the outpatient healthcare services we provide at both our hospitals and affiliated outpatient service facilities, including physician practices, urgent care centers, imaging centers and surgery centers, which are located in the same and immediately surrounding communities as our hospitals. We prioritize building and maintaining a strong presence in the communities where we operate hospitals in collaboration with the local residents, business leaders and governmental agencies. We continuously seek to improve our market share in each community by building patient loyalty to both our hospitals and physicians and by maintaining a strong reputation for quality of patient care. In most of our markets, which we generally define as the county where our hospital resides, we are the sole provider of general and acute hospital healthcare services, which means we typically have less direct competition from other hospital companies for our hospital services. Some of our hospitals are located in markets that are adjacent to highly populated areas where the population, available workforce and demand for healthcare services are likely to continue to grow. Such factors could increase the demand for healthcare services from our facilities due to the close proximity of our hospitals and outpatient services facilities to these neighboring markets.

We generate non-patient revenues from our hospital management advisory and healthcare consulting services business. QHR is a leading provider of hospital management advisory and healthcare consulting services in the United States. The clients of QHR are hospitals that are not affiliated with our hospital operations business that enter into contracts with us to receive these non-patient services. As of December 31, 2016, QHR had contracts to provide management advisory services to 95 hospital clients located in 33 states with a total of approximately 5,700 licensed beds. During the year ended December 31, 2016, QHR also provided consulting and other support services to approximately 85 hospital clients located in 34 states with a total of approximately 5,100 licensed beds. By managing and consulting with non-affiliated hospitals that are often located in similar markets as our owned and leased hospitals, we hope to benefit from the opportunity to build relationships and partnerships in these communities and to enhance our knowledge of overall U.S. market conditions beyond those markets in which we currently operate hospitals. In addition to our non-patient revenues from our QHR business, we generate other non-patient revenues, primarily from rental income and hospital cafeteria sales.

The Spin-off

On April 29, 2016, Quorum Health Corporation was formed as an independent company through the Spin-off from CHS of 38 hospitals, affiliated outpatient service facilities and QHR. The Spin-off was accomplished through the distribution of 100% of QHC common stock to CHS stockholders of record on April 22, 2016. Each CHS stockholder received a distribution of one share of QHC common stock for every four shares of CHS common stock held as of the Record Date, plus cash in lieu of fractional shares. QHC common stock began trading on the NYSE under the ticker symbol “QHC” on May 2, 2016.

In connection with the Spin-off, we issued $400 million in aggregate principal amount of our Initial Notes on April 22, 2016 and entered into a credit agreement on April 29, 2016, consisting of the $880 million senior secured Term Loan Facility and the $100 million senior secured Revolving Credit Facility. In addition, we entered into the $125 million senior secured ABL Credit Facility. The net offering proceeds of the Initial Notes, together with the net borrowings under the Term Loan Facility, were used to make a $1.2 billion payment from QHC to CHS and to pay our transaction and financing fees and expenses.

In connection with the Spin-off, we entered into certain agreements with CHS that governed or continue to govern matters related to the Spin-off. These agreements include, among others, a Separation and Distribution Agreement, a Tax Matters Agreement and an Employee Matters Agreement. We also entered into various transition services agreements with CHS that define agreed upon services to be provided by CHS to QHC. The transition services agreements have five year terms and include, among others, the provision for services related to information technology, payroll processing, certain human resources functions, patient eligibility screening, billing, collections and other revenue management services.

Pursuant to the terms of the Separation and Distribution Agreement, CHS made a non-cash capital contribution of $530.6 million and transferred $13.5 million of cash to us on the Spin-off date. The cash transfer consisted of an agreed upon $20.0 million for the initial funding of our working capital, reduced by $6.5 million for the difference in estimated and actual financing fees and expenses incurred at the closing of the Spin-off.

The following table contains a summary of the major transactions to effect the Spin-off of QHC as a newly formed, independent company (dollars in thousands):

	Long-Term Debt	Due to Parent, Net	Common Stock		Additional Paid-in Capital	Parent’s Equity
			Shares	Amount
Balance at April 29, 2016 (prior to the Spin-off)	$24,179	$1,813,836	—	$—	$—	$3,137
Borrowings of long-term debt, net of debt issuance discounts	1,255,464	—	—	—	—	—
Payments of debt issuance costs	(29,146)	—	—	—	—	—
Cash proceeds paid to Parent	—	(1,217,336)	—	—	—	—
Transfer of liabilities from Parent	—	(22,292)	—	—	—	—
Net deferred income tax liability resulting from the Spin-off	—	(46,783)	—	—	—	—
Non-cash capital contribution from Parent	—	(527,425)	—	—	530,562	(3,137)
Distribution of common stock	—	—	27,719,645	3	(3)	—
Distribution of restricted stock awards	—	—	692,409	—	—	—

Balance at April 29, 2016 (after the Spin-off)	$1,250,497	$—	28,412,054	$3	$530,559	$—

The following table contains a summary of the sources and uses of cash directly related to our separation from CHS (in thousands):

Sources of cash:
Term Loan Facility, maturing 2022	$880,000
Senior Notes, maturing 2023	400,000
Cash transfer from CHS for initial funding of working capital, less adjustments	13,454

Total sources of cash	1,293,454

Uses of cash:
Payment to CHS for the businesses	(1,217,336)
Payments of debt issuance costs	(29,146)
Reduction in debt proceeds for debt issuance discounts	(24,536)
Transaction costs related to the Spin-off, as recorded in the statements of income	(21,825)

Total uses of cash	(1,292,843)

Net cash inflow	$611

Our Hospital Operations Business

Our hospitals and their affiliated outpatient service facilities generate revenues by providing a broad range of general and acute inpatient and outpatient healthcare services to patients living in or traveling to the communities in which we are located. Each of our hospitals has a corporate board of directors, a board of trustees, or both (in all cases, the “hospital board”), which include members from the local community and the hospital’s medical staff. The hospital board oversees the operations of the hospital and is responsible for matters such as establishing and monitoring policies related to medical, professional and ethical practices at the hospital and also ensuring these practices conform to U.S. healthcare industry standards and regulatory requirements. Each of our hospitals has an active quality assurance program to monitor patient safety and quality of care standards at the hospital and its affiliated outpatient service facilities and to meet accreditation and other federal and state regulatory requirements. Our hospitals conduct patient satisfaction surveys and engage in other quality of care assessment activities that are reviewed and monitored by our senior and hospital management teams on a continuing basis as part of our initiatives to maintain a high-quality reputation in each of the communities we serve.

The U.S. healthcare industry has been trending in recent years toward treatment of an increasing number of medical conditions in outpatient settings. We provide outpatient healthcare services at both our hospitals and their affiliated facilities, including physician practices, urgent care centers, imaging centers and surgery centers which we own or lease that are located in the same and immediately surrounding communities as our hospitals. For the years ended December 31, 2016, 2015 and 2014, outpatient healthcare services represented 55.4%, 56.8% and 53.9%, respectively, of our net patient revenues, before the provision for bad debts.

Our Hospital Management Advisory and Healthcare Consulting Services Business

In addition to the healthcare services provided through our hospitals and their affiliated outpatient service facilities, we also operate QHR, a leader in hospital management advisory and healthcare consulting services.

As of December 31, 2016, QHR had contracts to provide management advisory services to 95 hospital clients located in 33 states with a total of approximately 5,700 licensed beds. In some cases, we are engaged under these contracts to provide experienced hospital management professionals that are employees of our company to serve as the chief executive officer and chief financial officer for the hospital client on an interim or permanent basis. As part of the services we provide, our hospital clients receive operations support from QHR corporate and regional management teams. This service benefits our hospital clients as a result of the broader experience of our QHR corporate and regional management teams in providing services to hospitals of all sizes in diverse markets throughout the United States.

Our hospital management advisory contracts generally have terms of three to five years. QHR generates revenues from its management advisory contracts by charging a management advisory fee for its services, which is typically a fixed fee charge agreed upon by QHR and the hospital client’s board of directors and is typically not a calculation based on the hospital client’s revenues or other operating measures. As specified in the terms of each management advisory contract, QHR is not responsible for hospital licensure, physician credentialing, professional and general liability insurance coverage, capital investments or other functions of the hospital client. These functions are normally the responsibility of a hospital’s board of directors or board of trustees. QHR is also not responsible for funding any hospital operating expenses for its hospital clients. In its capacity as a provider of management advisory services to hospitals, QHR is not considered a healthcare provider for hospital licensure and certificate of need purposes.

QHR has a nationally recognized consulting services division and promotes healthcare consulting services to hospital clients that do not receive services from its management advisory services business. QHR generates revenues from its consulting contracts by charging a consulting fee for its services based on the nature, scope and timeline of the services defined for each specific contract. During the year ended December 31, 2016, QHR had contracts during some or all of the year to provide healthcare consulting and other support services to approximately 85 hospitals in 34 states totaling approximately 5,100 licensed beds. QHR provides consulting services to support a variety of the operational needs hospitals may face including, among others, assistance with revenue and accounts receivable management, EHR management, patient flow management and regulatory compliance management. QHR also provides consulting services to large, sophisticated medical institutions that contract with us to provide hospital-related advice on specific topics.

QHR’s primary services include:

•	Hospital Management Advisory and Operations Support. QHR provides hospital and other healthcare organization clients with operational, financial and strategic guidance, as well as interim senior level management when needed.

•	Hospital Group Purchasing. QHR offers group purchasing services to hospitals and other healthcare organizations through its Quorum Purchasing Advantage Program. Through this program, hospital and other healthcare organization clients can enter into a contract with QHR to buy discounted medical supplies, medical equipment, pharmaceuticals and other products and services from the same group purchasing organization used by us for our hospital operations business. QHR also assists with managing its clients supply chain for such purchases when needed.

•	Online Solutions for Hospitals. QHR offers a suite of web-based applications and software tools through its Vantage App Suite that are designed to support hospital and other healthcare organization clients in their efforts to improve operating and financial performance. These web-based tools are available through online subscriptions and include, among others, applications for measuring productivity, managing medical and drug supply costs, reviewing operating results against benchmark targets for performance and maintaining compliance contracts.

•	Education Programs. The Quorum Learning Institute educates healthcare leaders, professionals and other medical staff each year, from trustees and senior level management executives to department managers and other staff. It offers programs through national conferences, classroom courses, webinars and online resources. The Quorum Learning Institute programs address current issues in healthcare and provide technical training courses for new and advancing healthcare professionals and medical staff.

Business Strategy

Our business strategy is to grow our revenues and operating margins by implementing and executing initiatives to expand specialty care and outpatient service lines at each of our hospitals, effectively utilize physician recruitment programs to identify and attract talented physicians and medical staff, and enhance patient safety, quality of care and satisfaction in the services we provide. We continuously aim to manage our operating costs, primarily through the efficient management of staffing and medical supply inventory levels at each of our hospitals. In addition, our strategic initiatives include investing capital in renovations, expansion, medical-related technology and equipment at our existing healthcare facilities and also in acquiring new healthcare facilities. Our goal is to increase our market share in each of the communities we serve and to further expand our overall market share by attracting out-of-market patients to our healthcare facilities. As part of our efforts to accomplish these goals, we operate our healthcare facilities in accordance with the following strategic objectives:

•	refine our portfolio to include high-quality, profitable hospitals and outpatient service facilities;

•	expand the breadth and capacity of the specialty care service lines and outpatient services we offer;

•	enhance patient safety, quality of care and satisfaction at our healthcare facilities;

•	improve the operating and financial performance of our hospital operations business;

•	improve financial results by pursuing the sale of underperforming hospitals; and

•	grow our revenues through selective acquisitions.

Refine our Portfolio to Include High-Quality, Profitable Hospitals and Outpatient Service Facilities

We are refining our portfolio of hospitals and outpatient service facilities, primarily by divesting underperforming businesses, with the goal of improving market share in each of the communities we serve. In most of our markets, which we generally define as the county where our hospital resides, we are the sole provider of general and acute hospital healthcare services. We monitor the unique aspects of the individual communities we serve and utilize hospital-specific operating and marketing strategies to achieve our goals and benefit these communities. By focusing on building strong community, physician and employee relationships and by establishing strong local market leadership teams at our hospitals and outpatient service facilities, we believe we can enhance our delivery of high-quality healthcare services and improve operating performance at our hospitals and outpatient service facilities. We have local management leadership teams at each of our hospitals and additionally have local physician and clinical leadership groups in each of our markets. We aim to achieve a high level of presence and involvement in the communities we serve and to further our development of good relationships with local residents, business leaders and governmental agencies. We empower our individual hospital management teams to develop comprehensive strategic plans that position their respective hospitals to meet the unique healthcare needs of their local community and to look for opportunities to grow market share through selective acquisitions or the opening of new outpatient service facilities, including physician practices. We believe we have developed a reputation for partnering with the local communities of our hospitals to grow both the specialty care service lines and medical technology available to patients.

Expand the Breadth and Capacity of the Specialty Care Service Lines and Outpatient Services We Offer

Each of our markets has unique healthcare needs and gaps in available specialty care service lines and we assess these needs on an ongoing basis to prioritize our recruitment efforts. We are focused on the execution of effective primary care and specialty care physician retention and recruitment programs, and additionally non-physician recruitment and retention programs, at each of our hospitals for the purpose of building and maintaining the confidence of community residents in the stability and breadth of medical treatment available to them locally through our healthcare facilities. We invest capital in new and existing specialty care service lines and medical technology at our hospitals to continuously improve and enhance the quality of care experienced by our patients and with the intent of reducing the potential migration of our patients and local community residents to competing in-market and out-of-market providers. We also invest capital to expand our outpatient service line offerings. We believe this widens the catchment area for our hospitals and is consistent with prevailing market drivers in the U.S. healthcare industry, including patient preference for a convenient medical treatment facility, physician preference toward the increased efficiency of utilizing non-hospital settings when available, and both patient and third-party payor preferences toward the typically lower cost of care in outpatient settings. In particular, we are targeting four specialties, which are orthopedics, general surgery, gastroenterology and cardiology. We anticipate the addition of these services will bolster utilization and increase acuity of our services, as measured by case mix index and revenues per case.

Enhance Patient Safety, Quality of Care and Satisfaction at our Healthcare Facilities

Clinical quality is a high priority for us. We have various programs that support our hospitals and outpatient service facilities to continuously improve the safety, quality of care and satisfaction of patients receiving services from us. As an example, we maintain active safety and quality training programs for our senior hospital management, chief nursing officers, quality control directors, physicians and other medical staff at our healthcare facilities. We also have programs that focus on sharing information among our hospital management teams to align best practices in medical treatment, operations and regulatory compliance. We seek to provide our hospitals with the infrastructure and technological capability to deliver high-quality care to patients. We believe measurements of patient, physician, medical staff and employee satisfaction provide important insight for our hospital leadership teams into the quality of care being administered to patients. Each of our hospitals conducts patient, physician, medical staff and employee satisfaction surveys to identify methods and opportunities for improving patient safety, quality of care and satisfaction. In addition, we have standardized many of our processes for documenting compliance with accreditation requirements and clinical best practices that have positive track records in leading to improved patient experiences at our healthcare facilities. For example, we established a baseline at each of our hospitals in April 2013 for monitoring the Serious Safety Event Rate. As of September 30, 2016, we have reported 80% fewer serious safety events in comparison to our baseline in 2013.

Improve the Operating and Financial Performance of our Hospital Operations Business

We intend to improve the operating and financial performance at each of our hospitals and outpatient service facilities through frequent and ongoing evaluation of our operations, focusing on hospital-specific strategic initiatives, growing revenues by expanding specialty care and outpatient service line offerings, controlling operating costs and aligning incentive compensation with operating and financial performance to reward our hospital management teams. In general, we believe our opportunities for improving operating and financial performance are hospital-specific and we intend to provide our hospital management teams with the autonomy to develop an operating and marketing strategy tailored to the individual community they serve. Our strategic initiatives and operating cost control efforts include tasks such as continuously focusing on revenue cycle management and collections, adhering to established protocols related to medical supplies utilization, monitoring medical staffing levels and reducing contract labor usage. We believe these efforts, in combination with other initiatives aimed at improving our operating and financial performance, should lead to improved cash flow generation for us in the future.

Improve Financial Results by Pursuing the Sale of Underperforming Hospitals

We perform an ongoing strategic review of our hospitals based upon an analysis of financial performance, current competitive conditions, market demographic and economic trends, joint venture opportunities and capital allocation requirements to assess our overall portfolio of hospitals. As part of this strategy, we engage in initiatives to divest underperforming hospitals and outpatient service facilities which, in turn, we believe will allow us to reduce our corporate indebtedness and refine our hospital portfolio to become a sustainable group of hospitals and outpatient service facilities with higher operating margins. We will continue to pursue divestiture opportunities that align with this strategy.

On March 31, 2017, we sold 60-bed Cherokee Medical Center and its affiliated outpatient facilities (“Cherokee”), located in Centre, Alabama, for $4.3 million. For the years ended December 31, 2016, 2015 and 2014, our operating results included pre-tax losses of $5.0 million, $5.3 million and $4.2 million related to Cherokee. In addition to the above, we recorded $3.9 million and $2.0 million of impairment to property, equipment and capitalized software costs of Cherokee during the years ended December 31, 2016 and 2015, respectively. We do not expect the loss on sale of this hospital will be material, after consideration of the impairment charges recorded in 2016.

On March 30, 2017, we announced that we have a definitive agreement to sell 231-bed Trinity Hospital of Augusta and its affiliated outpatient facilities (“Trinity”), located in Augusta, Georgia. We currently anticipate completing the sale of this hospital in the second quarter of 2017.

On December 31, 2016, we sold 56-bed Barrow Regional Medical Center and its affiliated outpatient facilities, located in Winder, Georgia, for $6.6 million. For the years ended December 31, 2016, 2015 and 2014, our operating results included pre-tax losses of $14.5 million, $6.2 million and $3.9 million related to Barrow. In addition to the above, we recorded a $1.2 million net loss on the sale and $4.0 million of impairment to property, equipment and capitalized software costs of Barrow during the year ended December 31, 2016.

On December 1, 2016, we sold 64-bed Sandhills Regional Medical Center and its affiliated outpatient facilities, located in Hamlet, North Carolina, for $7.2 million. For the years ended December 31, 2016, 2015 and 2014, our operating results included pre-tax losses of $6.9 million, $2.0 million and $2.3 million related to Sandhills. In addition to the above, we recorded a $1.0 million net loss on the sale and $4.8 million of impairment to property, equipment and capitalized software costs of Sandhills during the year ended December 31, 2016.

We utilized the proceeds from the three completed divestitures to pay down our Term Loan Facility. Our strategic review process is ongoing and we have targeted six additional hospitals for divestiture with the intent of utilizing all proceeds to pay down our secured debt. We intend to divest these hospitals in the next twelve months. We may be unable to divest or realize proceeds from the sale of any or all hospitals we consider for divestiture. We may also be subject to additional impairment charges in the future as a result of our ongoing strategic review process.

Grow our Revenues through Selective Acquisitions

As part of our business strategy, we seek attractive hospital acquisition opportunities meeting the following criteria:

•	located in cities and counties with stable, growing populations and positive economic trends;

•	currently operate as tax-exempt (not-for-profit) hospitals;

•	present opportunities for capacity and service line expansion; and

•	align with our goals for improving overall operating and financial performance.

We also seek to acquire selective outpatient service facilities, primarily physician practices, located in the same and immediately surrounding communities as our existing hospitals and will invest capital into building new outpatient service facilities when needed. We believe these strategic in-market initiatives will further strengthen our community relationships and benefit our patients and the community residents through increased availability of local specialty care and outpatient service lines.

Competition

The U.S. healthcare industry is highly competitive. Our business strategy includes pursuing selective acquisitions of hospitals in markets new to us. We face competition from other for-profit hospital companies and from not-for-profit hospital entities that generally seek to acquire the same types of hospitals as us. In addition, some hospitals are sold at auctions, which may result in higher purchase prices than we believe are reasonable.

We face competition from other healthcare providers for patients. We utilize both employee and non-employee physicians at our hospitals and outpatient service facilities. Our non-employee physicians, in most cases, also provide services at healthcare facilities not owned by us. We seek to attract our physicians’ patients to our facilities by maintaining a reputation for high quality of care and patient satisfaction, providing convenient inpatient and outpatient settings for the delivery of healthcare services, and ensuring that we invest in technologically advanced medical equipment. Our ability to effectively compete for patients is impacted by commercial and managed care payor programs that influence patient choice by offering health insurance plans that restrict patient choice of provider. For example, plans with narrow network structures restrict the number of participating in-network provider plans and plans with tiered network structures impose higher cost-sharing obligations on patients who obtain services from providers in a disfavored tier.

In most of our markets, which we generally define as the county where our hospital resides, we are the sole provider of general and acute hospital healthcare services, which means we typically have less direct competition for our hospital services. Our hospitals face competition from out-of-market hospitals, including hospitals in urban areas that may have more comprehensive specialty care service lines, more advanced medical equipment and technology, more extensive medical research capabilities and resources or greater access to medical education programs. Patients in the markets where we operate hospitals may travel to out-of-market hospitals to seek medical treatment for a variety of reasons including, but not limited to, the need for services we do not offer or as a result of a physician referral. Patients who seek medical treatment from an out-of-market hospital may subsequently shift their preferences to that hospital for future healthcare services. We also face competition from other specialty care providers, including outpatient surgery, orthopedic, oncology and diagnostic centers that are not affiliated with us. Our hospitals and many of the hospitals with whom we compete engage in physician alignment strategies, which may include employing physicians, acquiring physician practice groups, and participating in ACOs and, to the extent permitted by law, physician ownership of healthcare facilities.

In our markets where we are not the sole provider of general and acute hospital healthcare services, our primary competitor is generally a not-for-profit hospital. Not-for-profit hospitals are typically owned by tax-supported governmental agencies or not-for-profit entities that are financially supported by endowments and charitable contributions. Not-for-profit hospitals do not pay income or property taxes and are able to make capital investments without paying sales tax. These financial advantages may better position such hospitals to maintain more modern and technologically upgraded healthcare facilities and equipment and to offer more specialized healthcare services than those available at our hospitals.

The trend toward increasing clinical transparency and value-based purchasing within the U.S. healthcare industry may have an adverse impact on our competitive position and patient admissions volumes in ways that we are unable to predict. For example, the Affordable Care Act requires hospitals to publish or make available to the public their standard charges for healthcare services. In addition, CMS publicizes on its Hospital Compare website certain data submitted by hospitals in connection with Medicare reimbursement claims, which includes individual hospital performance data related to quality of care measures and patient satisfaction surveys.

Our Competitive Strengths

In the rural and mid-sized markets where we operate, we believe we have strengths in our hospital operations that differentiate us from our competitors, including our commitment and ability to respond to the demand for better access to high-quality patient care, improved patient experience through the entire treatment and billing process and continuous improvement in clinical quality. We believe our competitive strengths are summarized as follows:

•	strong presence in the communities we serve;

•	geographically diversified hospital portfolio;

•	track record of continuous improvement in clinical quality, safety and patient experience; and

•	dedicated and experienced management teams.

Strong Presence in the Communities We Serve

Our hospitals are the sole providers of general and acute hospital healthcare services in most of the markets we serve throughout the United States. These communities rely on our hospitals for access to quality healthcare services, as well as to make a positive societal and economic impact in their regions. Our hospitals are dedicated to providing local employment opportunities, engaging in local sponsorships and offering community health education through lecture programs, health fairs and screening events.

Geographically Diversified Hospital Portfolio

We have a geographically diversified portfolio of 36 hospitals located across 16 states. Many of our hospitals operate in markets experiencing population growth. We believe our existing hospital portfolio is geographically well-positioned to adapt to ongoing changes in the U.S. healthcare industry and to respond to individual community needs related to healthcare services. Additionally, as part of our business strategy and to enhance our long-term growth, we are actively engaged in refining our hospital portfolio, primarily by divesting underperforming hospitals. In December 2016, we completed the sales of two hospitals, Sandhills and Barrow, located in North Carolina and Georgia, respectively.

Track Record of Continuous Improvement in Clinical Quality, Safety and Patient Experience

We are committed to providing a high-quality and cost-effective healthcare experience for patients in collaboration with our physicians, medical staff and third-party payors. We have continued to see a reduction in our Serious Safety Events, as last reported through September 30, 2016, with an 80% reduction from our 2013 baseline. Our hospitals continually strive to achieve clinical excellence designations, such as Chest Pain Center accreditation by the Society of Cardiovascular Patient Care and Primary Stroke Center accreditation by The Joint Commission.

Dedicated and Experienced Management Teams

Our dedicated senior management team has significant public company and hospital operations experience, including a proven track record of acquiring and integrating hospitals. We believe the breadth of healthcare industry expertise and experience from both our senior management team and the management teams at each of our hospitals will drive our long-term growth.

U.S. Healthcare Industry

Overview

CMS reported that total U.S. healthcare expenditures in 2015 grew by 5.8% to approximately $3.2 trillion. CMS projections published in 2017, which do not take into account initiatives or programs that may result from the 2016 federal elections, indicate that total U.S. healthcare spending will grow at an average annual rate of 5.9% for 2018 through 2019. CMS also projected that total U.S. healthcare spending will grow by an average of 5.8% annually from 2020 through 2025, exceeding $5.5 trillion by 2025 and accounting for approximately 19.9% of the total U.S. gross domestic product. CMS expects healthcare spending to be largely influenced by changes in economic growth and population aging, and anticipates faster growth in medical prices.

Hospital care, the category within the U.S. healthcare industry in which we classify our hospital operations business, is the largest category of U.S. healthcare expenditures. The hospital care category is also broadly defined to include services provided at acute care, rehabilitation and psychiatric healthcare facilities that are owned by the government or investors or that operate as not-for-profit facilities. CMS defines the hospital care category to include all services provided by hospitals to patients. Services include room and board, ancillary charges, services of employed physicians, inpatient pharmacy, hospital-based nursing home, home health care and any other service billed by hospitals in the United States for patient care. In 2016, hospital care expenditures are projected to have grown 4.9%, amounting to over $1 trillion. CMS estimates that the hospital services category will exceed $1.1 trillion in 2017, and projects growth in this category at an average of 5.5% annually from 2016 through 2025. According to the American Hospital Association, as of January 2017, there are approximately 4,862 community hospitals in the United States and approximately 1,829 of these hospitals are located in rural communities, which are the primary markets in which we operate hospitals.

Demographic Trends

According to the U.S. Census Bureau, in 2015, the U.S. population included approximately 47.8 million people living in the United States age 65 or older, comprising 14.9% of the total U.S. population. By 2030, the U.S. Census Bureau predicts the number of people age 65 or older living in the United States will increase to approximately 74.1 million, or 20.6% of the total U.S. population. Due to increasing life expectancy, people living in the United States age 85 or older is also expected to increase from approximately 6.3 million in 2015 to 9.1 million by 2030. The increase in life expectancy is expected to increase the demand for healthcare services and, as importantly, the demand for more innovative means of delivering healthcare services. The hospital care category of the U.S. healthcare industry will likely benefit the most from these increases in demand related to healthcare services.

Based on U.S. Census Bureau data compiled by us for the specific markets in which we operate hospitals, the number of people living in our service areas grew 0.9% from 2011 to 2016 and is expected to grow 1.3% from 2016 to 2021. The national average population growth was 4.4% and 3.7% for these respective periods. The number of people age 65 or older living in our service areas grew 16.2% from 2011 to 2016 and is expected to grow 14.7% from 2016 to 2021. The national average population growth for people age 65 or older was 20.7% and 17.6% for these respective periods. The number of people age 65 or older living in our service areas comprised 15.6% of the total population in our service areas in 2016 and is expected to comprise 17.7% of the total population in these same service areas by 2021. The number of people age 65 or older living in the United States was 15.1% and 17.1% for these respective periods. On a similar basis, the number of people age 85 or older in our service areas grew 10.7% from 2011 to 2016 and is expected to grow 5.4% from 2016 to 2021. The national average population growth for people age 85 or older was 13.4% and 5.7% for these respective periods. The number of people age 85 or older living in our service areas comprised 1.9% of the total population in our service areas in 2016 and is expected to comprise 2.0% of the total population in these same service areas by 2021. The number of people age 85 or older living in the United States was 1.9% and 2.0% for these respective periods.

Hospital Consolidation Trends

Various sectors of the U.S. healthcare industry are experiencing consolidation activity in reaction to efforts to reform the overall reimbursement payment system. We believe that consolidation activity in the hospital care category will continue to be a trend of the U.S. healthcare industry in the future. The majority of consolidations occur through mergers and acquisitions of municipal or not-for-profit hospital systems that are acquired by for-profit hospital systems. Reasons for this consolidation activity generally include the following:

•	desire to enhance the quality of care and breadth of local healthcare service lines available in communities;

•	need for additional recruitment of specialty care and primary care physicians or other medical staff;

•	general economies of scale, such as those that can be achieved through contracting for medical and drug supply purchase agreements and professional and general liability insurance coverage as a combined hospital system;

•	mitigating risks associated with ongoing changes in reimbursement rates available from both governmental and non-governmental third-party payors;

•	changes to healthcare reimbursement payment models that more closely tie reimbursement rates to the cost-effective delivery of patient services and the quality of care administered to patients; and

•	other ongoing regulatory changes within the U.S. healthcare industry.

Hospital companies are acquiring an increasing number of physician practices and other outpatient service facilities as part of their physician alignment strategies to position themselves for readmissions, payment bundling and other payment restructuring models. Similarly, commercial and non-governmental managed care third-party payors have been consolidating and, in some cases, acquiring complementary service providers in an effort to offer more competitive programs.

Payment Trends

In recent years, the Affordable Care Act and the consolidation activity within the U.S. healthcare industry, among other factors, have resulted in higher deductible and co-payment requirements due from patients, which in turn have increased financial risk for hospitals. The amount of uncollectible patient account balances is expected to increase in response to rising medical prices and to greater financial burden on insured patients. These increases may be partially offset by the reduction in costs associated with previously uninsured patients benefiting from Medicaid expansion due to the Affordable Care Act, but it is unclear whether this expansion will remain in effect.

Outpatient Services Trends

In recent years, hospitals have experienced an increase in the percentage of total revenues associated with outpatient healthcare services. This shift in revenues is primarily attributable to advances in medical technology, which have permitted more procedures to be performed in an outpatient setting. In addition, increased pressure from the Medicare and Medicaid programs, commercial health insurance companies and managed care plans to reduce the number of days a patient stays in the hospital has also contributed to the increase in outpatient healthcare services. Patients and third-party payors have been seeking services through outpatient service facilities on an increasing basis as the number of outpatient service facilities and the types of services available through outpatient service facilities increase. Certain third-party payors are imposing limitations and adjusting coverage of inpatient services for types of services currently available in outpatient settings. For the years ended December 31, 2016, 2015 and 2014, outpatient healthcare services represented 55.4%, 56.8% and 53.9%, respectively, of our net patient revenues, before the provision for bad debts. We expect the percentage of total revenues attributable to outpatient healthcare services will continue to increase in the future and will, in turn, inhibit the growth of inpatient admissions at our hospitals.

Health Insurance Coverage Trends

The Affordable Care Act, as currently structured, mandates that substantially all U.S. citizens maintain health insurance coverage, while expanding access to coverage through a combination of private sector health insurance reforms and public program expansion. In recent years, most of the states that have experienced the greatest reductions in rates of uninsured individuals have been those that expanded Medicaid coverage and established Exchanges at the state level. The outcome of the 2016 federal elections cast considerable uncertainty on the future of the Affordable Care Act, and, although some states are considering expanding their Medicaid programs, it is unclear whether the trend of increased coverage will continue. In addition, several private health insurers have withdrawn, or have announced their intent to withdraw, from the Exchanges, which may threaten the stability of those marketplaces.

Revenues

We generate revenues by providing healthcare services at our hospitals and their affiliated outpatient service facilities to patients seeking medical treatment. Hospital revenues depend on, among other factors, inpatient occupancy and acuity levels, the volume of outpatient procedures and the charges and negotiated payment rates for the healthcare services provided. Our primary sources of payment for the healthcare services we provide to patients are from third-party payors, including Medicare and Medicaid programs, Medicare and Medicaid managed care programs, commercial insurance companies, other managed care programs, workers’ compensation carriers and employers. Self-pay revenues are the portion of our revenues generated from providing healthcare services to patients who do not have health insurance coverage as well as the patient responsibility portion of charges that are not covered for an individual by a health insurance program or plan. Collection of amounts due from individuals is typically more difficult than collection of amounts due from government or other non-government third-party payors. We generate non-patient revenues from our hospital management advisory and healthcare consulting services business, rental income and hospital cafeteria sales.

Our operating revenues related to our hospital operations business are adjusted for contractual allowances, or differences in our standard charges for the healthcare services we provide and the reimbursement rates that we will ultimately receive as payment for these services. Standard charges and reimbursement rates for routine inpatient services vary significantly depending on the type of medical procedure performed and the geographical location of the hospital. The reimbursements we ultimately receive as payments for services are determined for each patient instance of care, based on the contractual terms we negotiate with third-party payors or based on federal and state regulations related to governmental healthcare programs. We record contractual allowance in the period in which services are performed and the patient’s method of payment is verified. Except for emergency department services, our policy is to determine the payment methodology with patients prior to when the services are performed. Estimates for contractual allowances are subject to change, in large part, due to ongoing contract negotiations and regulation changes, which are typical in the U.S. healthcare industry. Revisions to estimates are recorded in the periods in which they become known and may be subject to further revisions. Additional revisions to estimates may be made in future periods as they become known. Self-pay and other third-party payor discounts are incentives offered to uninsured or underinsured patients or other payors to reduce their costs of healthcare services with the purpose of maximizing our collection efforts.

As of December 31, 2016, we recorded a change in estimate of $22.8 million to reduce the net realizable value of our patient accounts receivable, which negatively impacted both contractual allowances and the provision for bad debts in our statements of income. The portion of this change in estimate that impacted contractual allowances was $11.4 million and related to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program. The remainder of the change in estimate, also $11.4 million, impacted the provision for bad debts and related to our assessment of the collectability of our managed care and commercial accounts receivable aged greater than one year based on a review of historical cash collections for these accounts.

A summary of our net operating revenues, before the provision for bad debts, by payor source follows (dollars in thousands):

	Year Ended December 31,
	2016		2015		2014
	$ Amount	% of Total	$ Amount	% of Total	$ Amount	% of Total
Medicare	$673,074	27.8%	$656,799	26.9%	$681,010	28.3%
Medicaid	446,273	18.4%	443,479	18.1%	420,050	17.4%
Managed care and commercial	952,535	39.4%	984,480	40.3%	907,667	37.7%
Self-pay	242,095	10.1%	247,234	10.0%	287,470	11.9%
Non-patient	105,076	4.3%	113,866	4.7%	113,805	4.7%

Total net operating revenues, before the provision for bad debts	$2,419,053	100.0%	$2,445,858	100.0%	$2,410,002	100.0%

The table above includes an $11.4 million change in estimate we recorded as of December 31, 2016 to reduce the net realizable value of patient accounts receivable due to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program, as described above. This portion of the change in estimate impacted contractual allowances associated with Medicaid revenues.

In 2016, we began classifying our revenues related to Medicare Advantage Plans as Medicare revenues. As a result, we retroactively reclassified those amounts from managed care and commercial revenues to Medicare revenues for all periods presented in the table above. For the years ended December 31, 2016, 2015 and 2014, Medicare revenues related to Medicare Advantage Plans were $170.4 million, $146.9 million and $133.0 million, respectively, or 25.3%, 22.4% and 19.5% as a percentage of total Medicare revenues, respectively. Revenues from Medicaid managed care programs are included in Medicaid revenues in the table above, which is consistent with our presentation in prior periods. See Note 2—Basis of Presentation and Significant Accounting Policies—Reclassifications in the accompanying financial statements.

Charity Care

In the ordinary course of business, we provide healthcare services to patients who are financially unable to pay for care and do not qualify for coverage under a governmental program. We assess the eligibility of these patients for charity care services primarily based on a patient’s household income relative to the poverty level guidelines established by the federal government. We record the gross charges for charity care services at our standard billing rates as self-pay revenues and fully offset these charges in contractual allowances in the same period. We do not record a provision for bad debts related to these charges, as it is our policy not to pursue collection of payments from charity care patients. To the extent we receive reimbursement payments through a governmental assistance program to subsidize the care provided, we reduce both the self-pay revenues and the contractual allowance for the related service. Charity care services have no net impact to our net operating revenues.

Provision for Bad Debts

To provide for accounts receivable that could become uncollectible in the future, we establish an allowance for doubtful accounts to reduce the carrying value of our receivables to their estimated net realizable value. The primary uncertainty in collectability of our revenues relates to uninsured patients and the patient financial responsibility portion of payments due from insured patients. Collections are impacted by the economic ability of patients to pay, the effectiveness of CHS’ collection efforts pursuant to our transition services agreements with them, and our own collection efforts. Significant changes in payor mix, business office operations, economic conditions, or trends in federal and state governmental healthcare coverage, among other things, could affect our collection levels and are considered in our estimate of the allowance for doubtful accounts. See “Business—Agreements with CHS Related to the Spin-off” for additional information on the transition services agreements.

We have an established process to determine the adequacy of our allowance for doubtful accounts that relies on a number of analytical tools and benchmarks. No single statistic or measurement determines the adequacy of the allowance for doubtful accounts. Some of the analytical tools we utilize include, but are not limited to, monitoring historical cash collections experience, revenue trends by payor classification and days revenue outstanding. As discussed above, we recorded a change in estimate as of December 31, 2016 to increase our allowance for doubtful accounts as a result of our assessment of the collectability of our managed care and commercial accounts receivable aged greater than one year based on a review of historical cash collections for these accounts.

Reimbursement under Governmental Healthcare Programs

We receive payments for a substantial portion of our revenues from the Medicare and Medicaid programs, including Medicare managed care plans, known as Medicare Advantage Plans, and the Medicaid managed care plans. Medicare is a federal program that provides health insurance benefits to individuals age 65 and older, some disabled individuals and individuals with end-stage renal disease. Medicaid is a federal and state funded program, administered at the state level, which provides health insurance benefits and subsidies to individuals who are unable to afford to pay for healthcare services or health insurance on their own. All of our hospitals are certified as providers under the Medicare and Medicaid programs.

The payments we receive under the Medicare and Medicaid programs are generally significantly less than the standard charges at our hospitals for the healthcare services provided. Furthermore, reimbursement payments under federally-funded healthcare programs are subject to across-the-board spending cuts to the federal budget imposed by the Budget Control Act of 2011. These sequestration cuts, as they are known, require reductions in reimbursement rates through federal fiscal year 2025. The Affordable Care Act, as currently structured, also imposes significant reductions on Medicare and Medicaid reimbursement rates. The federal government evaluates reimbursement rates annually. Legislation or regulation resulting from the repeal, replacement or amendment of the Affordable Care Act may result in further payment reductions in the Medicare or Medicaid programs that could negatively impact our business. Our ability to operate our hospitals and affiliated healthcare facilities successfully in the future may depend, in large part, on our ability to adapt to the ongoing regulatory changes in the Medicare and Medicaid programs. See “Business—U.S. Healthcare Industry” for statistical information on U.S. population trends.

Medicare Reimbursement

Under the Medicare program, we are paid for inpatient and outpatient healthcare services provided to qualifying Medicare beneficiaries at our hospitals and other healthcare facilities. Medicare is funded by the federal government under a series of individual programs. For example, the Part A program covers hospital, skilled nursing facility, home health and hospice care services and the Part B program covers physician services, preventive care, durable medical equipment, hospital outpatient services, laboratory tests, x-rays, mental health care and some home health and ambulance services. Medicare Advantage Plans, which is the customary term for the Part C program, are administered by private third-party payors that contract with the Medicare program to provide Medicare Part A and Part B benefits to participants. They include plans organized as health management organizations (“HMOs”), preferred provider organizations (“PPOs”), private fee-for-service plans, special needs plans and Medicare medical savings account plans. We are paid directly by the third-party payor that administers a Medicare Advantage Plan for the healthcare services we provide to patients enrolled in one of these plans. The regulations governing reimbursement under the Medicare program also generally apply to Medicare Advantage Plans.

Inpatient Medicare Reimbursement. Reimbursement rates for inpatient acute care services provided to Medicare beneficiaries are generally determined based on a prospective payment system. Under the inpatient prospective payment system (“IPPS”), our hospitals are paid a predetermined amount based on the patient’s diagnosis. Specifically, each discharge is assigned to a medical severity diagnosis-related group (“MS-DRG”) based upon the patient’s course of medical treatment during the relevant inpatient stay. The base MS-DRG payment rate does not consider the actual costs incurred by an individual hospital in providing a particular inpatient service. Each MS-DRG is assigned a relative weight that reflects the average amount of resources, as determined on a national basis, that are needed to treat a patient with that particular diagnosis compared to the amount of hospital resources that are needed to treat the average Medicare inpatient stay. The IPPS payment for each discharge is based on two national standardized base payment rates, one that covers hospital operating expenses and the other that covers hospital capital costs. The base MS-DRG payment rate for operating expenses is adjusted by a wage index to reflect geographical differences in labor costs. While a hospital generally does not receive additional reimbursement beyond the MS-DRG payment, hospitals may qualify for an “outlier” payment when a patient’s medical treatment costs are extraordinarily high and exceed a specified regulatory threshold.

CMS adjusts the MS-DRG payment rates annually, using the “market basket index” to account for changes to the costs of goods and services purchased by hospitals. For federal fiscal year 2017, which began on October 1, 2016, CMS increased the reimbursement rate by 0.95% for hospitals that successfully report the quality measures of the Hospital Inpatient Quality Reporting (“IQR”) Program and are meaningful EHR users. This rate increase accounts for a projected market basket update of 2.7%, reduced by a multi-factor productivity adjustment of 0.3%, a 0.75% reduction required by the Affordable Care Act, and a negative 1.5% documentation and coding recoupment adjustment required by the American Taxpayer Relief Act of 2012. It also reflects a positive adjustment of approximately 0.8% to remove the effects of prior adjustments intended to offset the estimated increase in IPPS expenditures resulting from the Medicare program’s “two-midnight rule”. Under the “two-midnight rule,” services provided to Medicare patients are only payable as inpatient hospital services when there is a reasonable expectation that the hospital care is medically necessary and is required across two midnights, absent unusual circumstances. Hospital stays expected to need less than two midnights of hospital care are subject to medical review on an individual case basis. For federal fiscal year 2017, hospitals that do not successfully report quality data under the IQR Program will be subject to a 25% reduction of the market basket update. Hospitals that are not meaningful EHR users are subject to an additional 75% reduction of the market basket update.

The DRG payment rates are also adjusted pursuant to provisions of the Affordable Care Act that promote value-based purchasing, linking payments to quality and efficiency. For example, hospitals that meet or exceed defined quality performance standards receive greater reimbursement, while hospitals that do not satisfy the quality performance standards may receive reduced Medicare inpatient hospital payments. The amount collected from the reductions is pooled and used to fund the payments that reward hospitals based on a set of quality measures that have been linked to improved clinical processes of care and patient satisfaction. CMS scores each hospital on its achievement relative to other hospitals and improvement relative to that hospital’s own past performance. Similarly, hospitals that experience “excess readmissions” for conditions designated by CMS within 30 days of the patient’s date of discharge receive inpatient payments reduced by an amount determined by comparing that hospital’s readmission performance to a risk-adjusted national average. In addition, CMS incentivizes hospitals to improve HAC rates by reducing total inpatient Medicare payments by 1% for hospitals that rank among the lowest-performing 25% with respect to HACs.

Outpatient Medicare Reimbursement. CMS reimburses hospital outpatient services (and certain Medicare Part B services furnished to hospital inpatients without Part A coverage) under the hospital outpatient prospective payment system (“OPPS”). Other items and services, such as physical, occupational and speech therapies, durable medical equipment, and clinical diagnostic laboratory services, are reimbursed pursuant to fee schedules.

Hospital outpatient services paid under the OPPS are grouped into ambulatory payment classifications (“APCs”). Services for each APC are similar clinically and in terms of the resources they require. CMS has established a payment rate for each APC, and it updates these rates annually on a calendar year basis. For calendar year 2017, CMS issued a final rule that it estimates will result in a 1.7% payment increase for hospitals paid under the OPPS. This reflects a market basket increase of 2.7%, a negative 0.3% multi-factor productivity adjustment and the 0.75% reduction required by the Affordable Care Act annually for calendar years 2017 through 2019. Hospitals that fail to meet quality data reporting requirements are subject to a 2.0% reduction to the market basket update.

CMS is implementing, as required by the Bipartisan Budget Act of 2015, a site-neutral Medicare reimbursement policy. Effective as of January 1, 2017, this policy limits reimbursement under the OPPS for items and services that are provided at certain off-campus outpatient provider-based departments (“off-campus OPBDs”) of hospitals. Items and services that are subject to the policy are reimbursed under the Medicare Physician Fee Schedule (“MPFS”). For calendar year 2017, CMS has adopted a set of MPFS payment rates that are specific to off-campus OPBDs, which are set at approximately 50% of the OPPS rates. However, the site-neutral payments do not apply to items and services rendered in a dedicated emergency department or at off-campus OPBDs that are located within 250 yards of a remote location of a hospital. CMS will also continue to make OPPS payments for services performed by grandfathered, or “excepted,” off-campus OPBDs, which include those that were billing Medicare for outpatient hospital services prior to November 2, 2015.

Medicare Bundled Payments. The Center for Medicare & Medicaid Innovation, which is part of CMS, works to identify, develop, test and encourage the adoption of new methods of delivering and paying for healthcare services that create savings under the Medicaid and Medicaid programs, while maintaining or improving quality of care. Some of the current and proposed initiatives involve bundled payments, which link payments to participating providers for services provided during an episode of care. Generally, providers participating in a bundled payment arrangement agree to receive one payment for services provided to patients for certain medical conditions or during each episode of care. In contrast to the traditional fee-for-service model, bundled payments are intended to align incentives for providers, encouraging more effective and efficient care.

As of April 2016, hospitals located in markets selected by CMS, are required to participate in the Comprehensive Care for Joint Replacement (“CJR”) model, a mandatory bundled payment initiative focused on knee and hip replacements. Participating providers are evaluated against quality standards and Medicare spending targets established by CMS for each episode of care. An episode of care begins with a patient’s hospital admission and includes all related care by the hospital and other providers within 90 days of discharge. Depending on whether overall CMS spending per episode exceeds or falls below the target and whether quality standards are met, hospitals may receive supplemental Medicare payments or owe repayments. On January 3, 2017, CMS published a final rule implementing a new bundled payment model for cardiac care and expanding the existing CJR model for hip surgery care. Hospitals in markets selected by CMS will be accountable for the cost and quality of care provided to Medicare patients for a heart attack, bypass surgery, hip surgery or femur bone treatment. The final rule also includes a cardiac rehabilitation incentive payment program. CMS may continue to introduce mandatory bundled payment initiatives. We operate one hospital within the geographical areas currently being tested and could become subject to additional bundled payment initiatives if CMS expands such programs into more areas where we operate hospitals.

Medicare-Dependent Hospital Program. The Medicare program also makes reimbursement rate adjustments under a Medicare-Dependent Hospital program that applies to low admission volume hospitals, referred to as rural extenders, to ensure hospital access for rural Medicare beneficiaries. The Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”) extended the Medicare-Dependent Hospital program through federal fiscal year 2017. If future legislation is not passed to further extend the Medicare-Dependent Hospital program, we could experience a reduction in our net operating revenues at certain of our hospitals that currently qualify for participation in this program.

Medicare Physician Services Payments. Physician services provided to Medicare patients are reimbursed based on the MPFS, which is adjusted annually. Under MACRA, the MPFS reimbursement rate will increase 0.5% each calendar year through 2019. MACRA also established the Quality Payment Program (“QPP”), a payment methodology intended to reward high-quality patient care. Beginning in 2017, physicians and certain other healthcare clinicians are required to participate in the QPP through one of two tracks. Under both tracks, performance data collected in 2017 will affect Medicare payments in 2019. CMS expects to transition increasing financial risk to providers as the QPP evolves. The Advanced Alternative Payment Model (“APM”) track makes incentive payments available for participation in specific innovative payment models approved by CMS, such as certain ACO models or a Medicare Shared Savings Program. Providers may earn a 5% Medicare incentive payment between 2019 and 2024 and will be exempt from reporting requirements and payment adjustments imposed under the Merit-Based Incentive Payment System (“MIPS”) if the provider has sufficient participation (based on percentage of payments or patients) in an Advanced APM. Alternatively, providers may participate in the MIPS track. Providers who choose the MIPS track initially will be subject to a performance-based reimbursement rate increase or decrease of up to 4% of the provider’s Medicare payments based on their performance with respect to clinical quality, resource use, clinical improvement activities and meaningful use of EHR. The adjustment percentage will increase incrementally, up to 9%, by 2022. MIPS will consolidate components of three existing incentive programs: the Physician Quality Reporting System, the Physician Value-Based Payment Modifier, and the Medicare EHR Incentive Program.

Medicare Disproportionate Share Hospital Payments. In addition to making payments related to specific patient services, Medicare provides financial support to hospitals that treat a disproportionately large number of low-income patients. These DSH payments are determined annually based on statistical information required by the HHS and are paid as a percentage addition to MS-DRG payments. Medicare DSH payments are being reduced to 25% of the amount they otherwise would have been prior to the enactment of the Affordable Care Act. The 75% reduction in DSH payments are earmarked for an uncompensated care payment pool that is further reduced each year by a formula that reflects reductions in the U.S. uninsured population that is under 65 years of age. Thus, the greater the rate of coverage for the previously uninsured population, the more the Medicare uncompensated care pool will be reduced. Each eligible hospital is then paid, out of the uncompensated care pool, an amount based upon its estimated cost of providing uncompensated care. The IPPS final rules for federal fiscal years 2017 and 2016 established the uncompensated care amounts to be distributed to qualifying hospitals in these years as nearly $6.0 billion and $6.4 billion, respectively.

Medicare Administrative Contractors. CMS competitively bids the Medicare fiscal intermediary and Medicare carrier functions to Medicare Administrative Contractors (“MACs”) in 12 defined jurisdictions. Each MAC is geographically assigned and serves both Medicare Part A and Part B providers within its given jurisdiction. As a result of consolidation efforts, CMS gave chain providers the option of having all hospitals use one home office MAC. Although we elected to use one MAC, CMS has not yet transitioned all of our hospitals to one MAC and has not provided a clear timeline for doing so. MAC transitions impact Medicare claims processing, which could delay reimbursement payments and adversely affect our cash flow. MAC transitions may also be prompted by the periodic re-soliciting by CMS of MAC bids in a jurisdiction.

Medicaid Reimbursement

Medicaid programs are funded jointly by the federal and state governments and administered by the states to provide healthcare benefits to certain low-income individuals. Most state Medicaid payments are made under a prospective payment system or under programs that negotiate payment levels with individual hospitals. Amounts received under the Medicaid programs are often significantly less than the hospital’s standard charges for the services provided. State Medicaid agencies may also fund Medicaid Managed Care Plans, which are administered by managed care organizations (“MCOs”). The MCOs receive a set per member per month payment for their administrative services from the applicable state Medicaid agency. We are paid directly by the MCO for the healthcare services we provide to patients enrolled in one of these plans. The regulations that govern the reimbursement rates of the Medicaid programs also generally apply to Medicaid managed care plans. Budget pressures have prompted many states to consider reducing Medicaid funding, as Medicaid is often the state’s largest program. Some states have adopted or are considering legislation intended to reduce coverage, increase enrollment in managed care programs or otherwise finance the system. However, the Affordable Care Act, as enacted, requires that states maintain certain eligibility standards until October 1, 2019. The Affordable Care Act also prohibits the use of federal funds under the Medicaid program to reimburse providers for medical services provided to patients to treat HACs. We can provide no assurance that reductions to Medicaid funding will not have a material adverse effect on our results of operations or cash flows.

The Affordable Care Act required states to expand Medicaid coverage by adjusting eligibility requirements such as income thresholds. A number of states have opted out of the Medicaid expansion provisions, which they may do without losing federal funding. Some states that have opted out of the Medicaid coverage expansion are evaluating other options such as waiver plans to operate an alternative Medicaid expansion program. The 2016 federal elections, which resulted in the election of a Republican president and Republican majorities in both houses of Congress, increased the likelihood of significant changes to the Affordable Care Act, including its Medicaid expansion provisions. This has created significant uncertainty with regard to the future of the Medicaid programs, particularly in states that opted to expand coverage pursuant to the Affordable Care Act. Nine of the 16 states in which we operate hospitals have expanded coverage under their state Medicaid programs. For the year ended December 31, 2016, our hospitals and affiliated outpatient service facilities located in these nine states generated 70.4% of our total net patient revenues, before the provision for bad debts.

Medicaid Disproportionate Share Hospital and Supplemental Payments. Currently, 15 states in which we operate hospitals utilize supplemental payment programs, including DSH programs, for the purpose of providing additional payments for services to providers, such as our hospitals, to offset a portion of the cost of providing care to Medicaid and indigent patients. These programs are designed with input from CMS and funded with a combination of federal and state resources, including, in certain states, taxes, fees or other program costs (collectively, “provider taxes”) levied on the providers participating in the programs. Hospitals that provide care to a disproportionately high number of low-income patients may receive Medicaid DSH payments. The federal government distributes federal Medicaid DSH funds to each state based on a statutory formula. States then distribute the DSH funding among qualifying hospitals, as determined in each state. States have broad discretion to define which hospitals qualify for Medicaid DSH payments and the amount of such payments. Under the most recent updates to the Affordable Care Act, Medicaid DSH funding will be reduced annually by an additional $1 billion each year in comparison to the prior year beginning with a $2 billion reduction in federal fiscal year 2018 and ending with an $8 billion reduction in federal fiscal year 2025. In addition to DSH payments, some states operate programs that provide for supplemental payments to bridge the gap between hospital operating costs and Medicare reimbursement. Various federal policy changes are focused on limiting the use of other types of supplemental payments.

We recognize the reimbursement payments due to us from state supplemental payment programs in the periods amounts are estimable and revenue collection is reasonably assured. These amounts are recorded in operating revenues as favorable contractual allowances and the costs we incur under these programs are recorded as other operating expenses.

The following table shows the portion of our Medicaid reimbursements attributable to state supplemental payment programs (in thousands):

	Year Ended December 31,
	2016	2015	2014
Medicaid revenues	$220,389	$211,696	$192,771
Provider taxes and other expenses	76,616	75,929	73,149

Reimbursements attributable to state supplemental payment programs, net of expenses	$143,773	$135,767	$119,622

Several states in which we operate face budgetary challenges that have resulted, and likely will continue to result, in reduced Medicaid funding levels to hospitals and other providers. Continuing pressure on state budgets and other factors could result in future reductions to Medicaid payments, payment delays or additional provider taxes being assessed on hospitals participating in these programs.

The California Department of Health Care Services implemented the HQAF program, imposing a fee on certain general and acute care California hospitals. Revenues generated from these fees provide funding for the non-federal supplemental payments to California hospitals that serve California’s Medi-Cal and uninsured patients. Under the most recent phase of the program, covering the period January 2014 through December 2016, we recognized $34.4 million, $31.5 million and $25.2 million of operating revenues, net of provider taxes, for the years ended December 31, 2016, 2015 and 2014, respectively.

In November 2016, California voters approved a state constitutional amendment measure that extends indefinitely the statute that imposes fees on California hospitals seeking federal matching funds. However, the current program expired on December 31, 2016 and CMS has not approved a new program. Consistent with the first four phases of the HQAF Program, we will not recognize any revenues under the new program until CMS completes the approval process. HQAF funding levels are based in part on Medi-Cal utilization. As a result, changes in coverage of individuals under the Medi-Cal program could affect the revenues and cash flows of our California hospitals under future phases of the HQAF Program. We are currently estimating the 2017 to 2019 HQAF Program will be approved in the fourth quarter of 2017 and that our revenues will be approximately $21 million for the year ended December 31, 2017, all of which will be recorded in the fourth quarter. We cannot provide any assurances of the amount of revenues our hospitals may receive from or the timing of CMS’ approval of the 2017 to 2019 HQAF Program, the timing of the related cash flows, or that the program will be approved at all.

Electronic Health Records Incentive Payments

Pursuant to the Health Information Technology for Economic and Clinical Health Act (“HITECH”), we are eligible to receive incentive payments under the Medicare and Medicaid programs related to our hospitals and physician clinics that demonstrate meaningful use of certified EHR technology. If we fail to demonstrate meaningful use of certified EHR technology, we are subject to payment reductions. For acute care hospitals that failed to demonstrate meaningful use in 2015, the IPPS market basket increase will be reduced by 75% in 2017. Each of our hospitals and physician clinics has completed the initial adoption phase of EHR implementation and is currently in the process of implementing the remaining two phases. EHR incentive payments are subject to audit and potential recoupment if it is determined that the applicable meaningful use standards were not met and are also subject to retrospective adjustment because the cost report data upon which the incentive payments are based are further subject to audit.

Although we believe that our hospitals are currently in compliance with the meaningful use standards, there can be no assurance that all of our hospitals will remain in compliance and therefore not be subject to the HITECH penalty provisions. We incur both capital expenditures and operating expenses in connection with the implementation of EHR technology initiatives. The amount and timing of these expenditures does not directly correlate with the timing of the receipt of EHR payments or the recognition of EHR incentives as earned. We record EHR incentives in our statements of income as a reduction to our operating costs and expenses. As we move toward the full implementation of certified EHR technology in accordance with all three phases of the program, our EHR incentives will decline and ultimately end. For the years ended December 31, 2016, 2015 and 2014, our EHR incentives earned were $11.5 million, $25.8 million and $44.7 million, respectively. We anticipate that we will earn approximately $5 million of EHR incentives in 2017.

TRICARE

TRICARE is the U.S. Department of Defense’s healthcare program for members of the armed forces. Under the TRICARE program, hospitals and other healthcare providers are reimbursed for healthcare services provided to qualifying patients using an inpatient DRG-based payment system and an outpatient prospective payment system similar to those used to make reimbursement payments under the Medicare program.

Reimbursement under Non-Governmental Plans and Programs

Managed Care and Commercial Plans

In addition to governmental healthcare reimbursement programs, we are paid for a portion of the healthcare services we provide to patients by private third-party payors, including commercial health insurance companies, HMOs, PPOs, other managed care companies, workers’ compensation carriers and employers. Patients are generally not responsible for any difference between the standard charges for our services and the contracted payment amounts that we receive from non-government third-party payors, but are responsible for the portions of the payment for services that are not covered by programs or plans under contract. These amounts generally consist of the deductibles and co-payment obligations of their coverage. The deductible and co-payment obligations due from patients, which we include in the self-pay payor category, have increased in recent years in response to the rising costs of healthcare services.

Commercial health insurance companies, HMOs, PPOs and other managed care companies generally attempt to manage their costs by seeking discounted fee structures or fixed fee charge arrangements with providers to reduce their payouts below the provider’s standard charges or the charges initially billed to them. They also utilize other strategies, such as narrowing the provider options in their networks, to restrict the pool of providers that insured patients may utilize under their coverage. To remain competitive, we actively engage in the negotiation of discounts or fixed fee charge arrangements with commercial health insurance and other private managed care companies. The negotiated discounts and fixed fee charge arrangements are typically less than the reductions in reimbursement rates imposed on us by governmental payors. If an increasing number of private third-party payors succeed in negotiating discounted or fixed fee structures with us or if we are unable to negotiate acceptable contractual terms with these payors and therefore do not participate in some or all of the commercial health insurance and managed care networks in our markets, our results of operations or cash flows may be adversely impacted. There can be no assurance that we will retain our existing reimbursement payment arrangements with private third-party payors with whom we currently do business or that these third-party payors will not attempt to further reduce the reimbursement payments they ultimately pay to us for our services in the future.

Commercial health insurance companies that participate on the Exchanges, which were established pursuant to the Affordable Care Act, are required to offer a set of minimum coverage benefits and a minimum number of levels of plans that vary depending on the percentage of total premium costs to be paid by the insured individual. Our hospitals participate in the provider networks of various insurers offering plan options on the Exchanges. However, the number of insurers participating in the Exchanges decreased significantly for the 2017 plan year. In many cases, these private third-party payors are opting out of the Exchanges due to the rising costs of participation.

Accountable Care Organizations

With the aim of reducing healthcare costs by improving quality and operational efficiency, ACOs are gaining traction in both the public and private sectors of the U.S. healthcare industry. An ACO is a network of providers, including hospitals, physicians and other designated healthcare-related professionals, which work together to invest in infrastructure and redesign delivery processes to achieve high quality and efficiency in the delivery of healthcare services. ACOs are intended to produce savings as a result of improved quality and operational efficiency initiatives. Pursuant to the Affordable Care Act, HHS established a Medicare Shared Savings Program that seeks to promote accountability through the creation of ACOs. Medicare-approved ACOs that achieve quality performance standards established by HHS are eligible to share in a portion of the amounts saved by the Medicare program. HHS has significant discretion in determining key elements of ACO programs. Certain waivers are available from fraud and abuse laws for ACOs. We do not currently participate in any public or private-sector ACOs.

Affordable Care Act

Over the last decade, the U.S. Congress and certain state legislatures have passed a large number of laws and regulations intended to result in major changes to the U.S. healthcare system. The most prominent of these reform efforts, the Affordable Care Act was designed to, among other things, increase access to affordable health insurance coverage for U.S. citizens, reduce government program spending, improve patient quality of care and impose more stringent enforcement against providers for false claims and other misconduct.

It is difficult to predict the full impact of the Affordable Care Act due to a number of factors, including clarifications and modifications resulting from executive orders, the rule-making process, the outcome of court challenges, the development of agency guidance, unknowns related to state Medicaid program expansion and the level of participation in the health insurance exchange system, and budgetary issues at federal and state levels. Further, the future of the Affordable Care Act is uncertain following the 2016 federal elections. The newly elected president and certain members of Congress have stated their intent to repeal or significantly modify the Affordable Care Act but have not yet agreed upon replacement reforms. The impact of repeal or changes to the Affordable Care Act and any newly enacted reforms on the healthcare industry is difficult to assess.

As part of these initiatives, the Affordable Care Act, as currently structured, mandates that substantially all U.S. citizens maintain health insurance coverage, while expanding access to health insurance coverage through a combination of public program expansion and private sector health insurance reforms. Changes to the Medicaid program expanded the categories of individuals that qualify for coverage. Provisions focused on the private sector prohibit health insurance companies from imposing annual coverage limits and excluding individuals based on pre-existing conditions. In addition, the Affordable Care Act and require that large employers offer health insurance coverage to full-time employees to avoid tax penalties. Some provisions of the Affordable Care Act have increased our operating costs and made changes to these programs that could adversely impact the reimbursement we receive under the Medicare and Medicaid programs. These changes include reductions to the Medicare annual market basket update for federal fiscal years 2010 through 2019, a productivity offset to the Medicare market basket update, and reductions to disproportionate share hospital payments.

Other Government Laws and Regulations

Licensure, Certifications and Accreditations

Hospitals and other healthcare providers are subject to laws and regulations regarding licensing, certification or accreditation, and may be subject to periodic inspection by federal, state and local governmental agencies evaluating compliance and performance with such requirements. In addition, healthcare providers participating in the Medicare and Medicaid programs are subject to extensive regulatory requirements in order to continue to qualify for participation in these programs.

Regulations imposed on healthcare facilities for licensure, certification and accreditation address compliance areas such as the following:

•	the adequacy of medical care, equipment and staff;

•	operating policies and procedures;

•	billing and coding for services, including classifying the acuity level of care provided;

•	proper handling of reimbursement overpayments;

•	preparing and filing of Medicare and Medicaid annual cost reports;

•	relationships between referral sources and recipients;

•	maintaining adequate compliance records;

•	utilization reviews of services provided at our facilities;

•	standard charges for patient services;

•	compliance with building codes;

•	environmental protection; and

•	patient privacy and security.

Failure to comply with applicable licensure, certification, and accreditation standards may result in criminal penalties, civil sanctions, loss of operating licenses, or restrictions on our ability to participate in certain government programs. All of our hospitals and other healthcare facilities are currently licensed under appropriate state laws and are qualified to participate in both federal and state Medicare and Medicaid programs.

Fraud and Abuse Provisions

Federal and state governments have enacted various laws intended to prevent and reduce healthcare fraud and abuse, which continue to be a top enforcement priority. Violations of these laws may result in criminal or civil penalties, including exclusion from the Medicare and Medicaid programs. Civil monetary penalties increased significantly in 2016, as required by the Bipartisan Budget Act of 2015, were further adjusted in 2017, and will be updated annually based on changes to the consumer price index.

Federal False Claims Act

The FCA prohibits knowingly making false claims or statements to the U.S. government, including submitting false claims for reimbursement under government programs. The FCA broadly defines the term “knowingly”. Although simple negligence does not give rise to liability under the FCA, submitting a claim with reckless disregard to its truth or falsity may constitute “knowingly” submitting a false claim and result in liability. The FCA can be used to prosecute fraud involving issues such as coding errors, billing for services not provided, and submitting false cost reports. Its reach extends to payments involving federal funds in connection with the Exchanges created under the Affordable Care Act. Violations of other statutes, such as the Stark Law, can serve as a basis for liability under the FCA.

Among the potential bases for liability under the FCA are knowingly and improperly avoiding repayment of an overpayment received from the government and knowingly failing to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding annual cost report is due, whichever is later. Overpayments are deemed to have been “identified” when a provider has, or should have, through reasonable diligence determined that a reimbursement overpayment was received and quantified such overpayment.

A provider that is determined to be liable under the FCA is required to pay three times the actual damages sustained by the federal government, plus a mandatory civil penalty ranging from $10,957 to $21,916 for each separate false claim, after accounting for 2017 updates. These penalties will be updated annually based on changes to the consumer price index. Settlements entered into prior to litigation usually involve a less severe calculation of damages. The FCA also contains “qui tam” or whistleblower provisions, which allow private individuals to file a complaint or otherwise report actions alleging the defrauding of the federal government by a provider. If the federal government intervenes, the individual that filed the initial complaint may share in any settlement or judgment. If the federal government does not intervene in the action, the whistleblower plaintiff may pursue its allegation independently and may receive a larger share of any settlement or judgment. When a private individual brings a qui tam action under the FCA, the defendant generally is not be made aware of the lawsuit until the federal government commences its own investigation or determines whether it will intervene.

Any provider that receives at least $5 million annually in Medicaid reimbursement payments is required to distribute and make available to all employees, contractors and any other agents detailed information about its policies related to false claims, false statements and whistleblower protection under certain federal laws, including the FCA, and similar state laws.

Federal Anti-Kickback Statute

The Anti-Kickback Statute, a subsection of the Social Security Act, makes it a felony to knowingly and willfully offer, pay, solicit, or receive remuneration, directly or indirectly, in order to induce patient referrals or business that is reimbursable under any federal healthcare program. Violations under the Anti-Kickback Statute may result in exclusion from federal healthcare programs and the imposing of criminal and civil fines, including the payment of damages up to three times the total dollar amount involved. The civil monetary penalties have been and will continue to be updated annually based on changes to the consumer price index. Further, submission of a claim for services or items generated in violation of the Anti-Kickback Statute constitutes a false claim under the FCA.

The OIG is responsible for identifying and investigating fraud and abuse activities in federal healthcare programs. As part of its duties, the OIG provides guidance to healthcare providers by identifying types of activities that could violate the Anti-Kickback Statute. The OIG has published regulations that set forth “safe harbors” protecting certain payment and business practices, outlining activities and business relationships that are deemed not to violate the Anti-Kickback Statute. The failure of a particular activity to comply with the safe harbor regulations does not necessarily mean that the activity violates the Anti-Kickback Statute; however, such failure may lead to increased scrutiny by the OIG or other governmental enforcement agencies.

The OIG has identified the following incentive arrangements as potential violations of the Anti-Kickback Statute:

•	payment of any incentive by a hospital to a physician when the physician makes a patient referral to the hospital or to a healthcare facility that benefits the hospital;

•	provision of free or significantly discounted office space or equipment to physicians to entice them to locate in close proximity to the hospital;

•	provision of free or significantly discounted billing, nursing or other medical and administrative staffing services;

•	provision of free training for a physician or a physician’s medical and office staff, including management and laboratory training, but excluding compliance training;

•	provision of guarantees that provide that if a physician’s income falls below a predetermined level, the hospital will pay the remainder to them;

•	provision of low-interest or interest-free loans, or loans that may be forgiven if a physician refers patients to the hospital;

•	payment of the costs of a physician’s travel and expenses for conferences;

•	payment for services to a physician, in which such services require few, if any, substantive duties to be performed by the physician or that are in excess of the fair market value of the services rendered;

•	coverage of a physician on the hospital’s group health insurance plan at an inappropriately low cost to the physician;

•	purchases from a physician made by a hospital for goods and services at prices in excess of their fair market value;

•	rental of space in physician offices at prices below fair market value; or

•	engaging in relationships with physician-owned entities, often referred to as physician-owned distributorships, which derive revenues from the sale or arrangement for sale of implantable medical devices whereby the physician orders such medical devices and then uses them for their own patients in surgeries or procedures performed at the hospital or other outpatient service facility.

We have a variety of financial arrangements with physicians who refer patients to our hospitals. Physicians own interests in some of our facilities. Physicians may also own our stock. We have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases, management agreements and professional service agreements. We provide financial incentives to recruit physicians to relocate to communities served by our hospitals. These incentives include relocation packages, reimbursement for certain direct expenses, income guarantees and, in some cases, loans. Although we strive to comply with the Anti-Kickback Statute, taking into account available guidance from the OIG including the “safe harbor” regulations, we cannot make assurances that the OIG or other regulatory agencies may not determine that our actions are in violation. If that happens, we could be subject to criminal and civil penalties or may become excluded eligibility to participate in the Medicare, Medicaid, or other government healthcare programs.

The Stark Law

The Social Security Act also includes a provision commonly known as the “Stark Law”. This law prohibits physicians from referring Medicare and Medicaid patients to healthcare entity in which they or any of their immediate family members have ownership interests or other financial arrangements if the entity provides certain “designated health services”. These types of referrals are commonly known as “self-referrals”. The Stark Law also prohibits entities that provide designated health services reimbursable by Medicare or Medicaid from billing these programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral. “Designated health services” include inpatient and outpatient hospital services.

Sanctions for violating the Stark Law include denial of reimbursement payments under federal healthcare programs, civil monetary penalties of up to $24,253 per claim submitted, after taking into account 2017 updates, and exclusion from participation in federal healthcare programs. In addition, the Stark Law provides for a penalty of up to $161,692 for engaging in activities intended to circumvent the Stark Law prohibitions. These penalties will be updated annually based on changes to the consumer price index.

There are ownership and compensation arrangement exceptions to the self-referral prohibitions under the Stark Law. For example, one exception allows a physician to refer patients to a healthcare entity in which the physician has an ownership interest if such entity is located in a rural area, as defined under the Stark Law. There are also exceptions for many of the customary financial arrangements between physicians and healthcare entities, including employment contracts, leases and recruitment agreements. From time to time, the federal government has issued regulations that interpret the provisions included in the Stark Law.

Another Stark Law exception, known as the “whole hospital” exception, allows a physician to make a referral to a hospital if the physician owns an interest in the entire hospital, as opposed to an ownership interest in a department of the hospital. A hospital is considered to be physician-owned if any physician, or an immediate family member of a physician, holds stock, debt or other types of investment arrangements in the hospital or in any owner of the hospital, excluding physician ownership through publicly traded securities that meet certain conditions. CMS regulations impose various restrictions and disclosure requirements on physician-owned hospitals. Physician-owned hospitals must disclose their physician ownership in writing to patients and must make a list of their physician owners available upon request to the public. Each physician owner who is a member of a physician-owned hospital’s medical staff must agree, as a condition of their inclusion on the medical staff and their admitting privileges at the hospital, to disclose in writing to all patients whom they refer to the hospital their ownership interest, or an immediate family members’ ownership interest, in the hospital. Failure to comply with the physician-ownership regulations may result in the hospital’s loss of eligibility to participate in the Medicare program.

The Affordable Care Act narrowed the “whole hospital” exception to the Stark Law. Although existing physician investments in a whole hospital may continue under a “grandfather” clause if the arrangement satisfies certain requirements and restrictions, physicians are prohibited, from the time the Affordable Care Act became effective, from increasing the aggregate percentage of their ownership in the hospital. In addition, the Affordable Care Act restricts the ability of existing physician-owned hospitals to expand the capacity of their aggregate licensed beds, operating rooms and procedure rooms.

Other Fraud and Abuse Laws

Under various federal laws and regulations, any individual or entity that knowingly and willfully defrauds or attempts to defraud a healthcare benefit program, including both governmental and private healthcare programs and plans, may be subject to fines, imprisonment or both. The Civil Monetary Penalties Law (“CMP Law”) imposes substantial civil penalties on providers that, for example, knowingly present or cause to be presented a claim for services not provided as claimed, offer remuneration to influence a Medicare or Medicaid beneficiary’s selection of a healthcare provider, or bill Medicare amounts that are substantially in excess of a provider’s usual charges. Notably, the CMP Law requires a lower burden of proof than some other fraud and abuse laws. Criminal and civil penalties may be imposed for a number of other prohibited activities, including engaging in certain gainsharing arrangements or contracting with an individual or entity known to be excluded from a federal healthcare program.

Federal enforcement officials have the ability to exclude from federal healthcare programs any investors, officers, and managing employees associated with business entities that have committed healthcare fraud, even if those individuals had no knowledge of the fraud.

State Laws

A number of states, including states in which we operate hospitals, have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private individual or entity may file a civil lawsuit in a state court. Federal laws provide an incentive to states to enact false claims laws at the state level that are comparable to the FCA.

In addition, many states in which we operate have adopted laws similar to the Anti-Kickback Statute that prohibit payments to physicians in exchange for referrals. Many states have also passed self-referral legislation similar to the Stark Law, prohibiting the referral of patients to entities with which the physician has a financial relationship. Often these state laws are broad in scope and may apply regardless of the source of payor for the healthcare services provided. These statutes at the state level typically include criminal and civil penalties, as well as loss of licensure, for violations. There is little precedent for the interpretation or enforcement of these state laws.

Program Integrity

CMS contracts with third parties to promote the integrity of the Medicare program through review of quality concerns and detection efforts to identify improper reimbursement payments. Most non-governmental managed care programs require similar utilization reviews. Quality Improvement Organizations (“QIOs”), for example, are groups of physicians and other healthcare quality experts that work on behalf of CMS to ensure that Medicare pays only for the delivery of healthcare goods and services to Medicare beneficiaries that are considered reasonable and necessary courses of treatment and that are provided in the most appropriate setting. Among other responsibilities, QIOs are tasked with conducting short stay inpatient hospital reviews to evaluate compliance with the two midnight rule. Providers that exhibit persistent noncompliance with Medicare payment policies may be referred by a QIO to a Recovery Audit Contractor.

Under the RAC program, CMS contracts with third parties nationwide to conduct post-payment reviews to detect and correct improper payments in the Medicare program, as required by statute. RACs review claims submitted to Medicare for billing compliance, including correct coding and medical necessity. Compensation for RACs is on a contingency basis, based upon the amount of overpayments and underpayments identified, if any. CMS recently reduced the number of claims that RACs may audit by limiting the number of records that RACs may request from hospitals based on each provider’s claim denial rate for the previous year.

The RAC program’s scope also includes Medicaid claims. States may coordinate with Medicaid RACs regarding recoupment of overpayments and refer suspected fraud and abuse to appropriate law enforcement agencies. Under the Medicaid Integrity Program, CMS employs private contractors, referred to as MICs to perform reviews and post-payment audits of Medicaid claims to identify potential overpayments. MICs are assigned to five geographic jurisdictions within the United States. Besides MICs, other approved contractors and state Medicaid agencies have increased their review activities of Medicaid payments.

We maintain policies and procedures to respond to RAC requests and payment denials. Payment recoveries resulting from RAC reviews and denials are appealable, and we pursue reversal of adverse determinations at appropriate appeal levels. Depending upon the growth of RAC programs and our success in appealing claims, our results of operations and cash flows could be negatively impacted. Currently, there are significant delays in the assignment of new Medicare appeals to Administrative Law Judges. According to the Office of Medicare Hearings and Appeals, the average processing time in fiscal year 2016 was nearly two and a half years. In June 2016, HHS proposed changes to the Medicare appeals process intended to streamline the process and improve efficiency, but also stressed the need for additional funding.

Annual Cost Reports

Hospitals participating in the Medicare, Medicaid and TRICARE programs are required to meet specified financial reporting requirements. Federal and, where applicable, state regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and some Medicaid programs are subject to routine governmental audits. These audits may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. Finalization of these audits often takes several years. Providers can appeal any final determination made in connection with an audit. MS-DRG outlier payments have been and continue to be a subject of CMS audit and adjustment. The OIG is also actively engaged in audits and investigations into alleged abuses of the MS-DRG outlier payment system. For the years ended December 31, 2016, 2015 and 2014, we recorded net favorable (unfavorable) contractual allowance adjustments in net operating revenues of $(5.8) million, $(15.1) million and $9.2 million, respectively, related to previous program reimbursement estimates and final cost report settlements. The 2015 and 2014 amounts were impacted by an $11.1 million Illinois cost report settlement which was recorded as a favorable adjustment in 2014 and an unfavorable adjustment in 2015 upon its reversal in the second quarter due to contract negotiations that were finalized in that quarter.

HIPAA Administrative Simplification and Privacy and Security Requirements

The HIPAA Administrative Simplification provisions and their implementing regulations require the use of uniform electronic data transmission standards and code sets for certain healthcare claims and reimbursement payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the U.S. healthcare industry. HHS is in the process of adopting standards for additional electronic transactions and establishing operating rules to promote uniformity in the implementation of each standardized electronic transaction. Health plans and healthcare providers covered by HIPAA, including our hospitals, were required to implement the ICD-10 coding system by October 1, 2015.

HIPAA, as amended by the HITECH Act, and implementing regulations extensively regulate the use, disclosure, confidentiality, availability and integrity of individually identifiable health information, known as “protected health information,” and provide for a number of individual rights with respect to such information. These requirements apply to health plans and most health care providers, which are known as “covered entities”. Vendors, known as “business associates,” that handle protected health information, on behalf of covered entities must also comply with most HIPAA requirements. A covered entity may be subject to penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity. In order to comply with HIPAA, covered entities must, among other things, maintain privacy and security policies, train workforce members, maintain physical, administrative, and technical safeguards, enter into confidentiality agreements with business associates, and permit individuals to access and amend their protected health information. In addition, covered entities must report breaches of unsecured (unencrypted) protected health information to affected individuals without unreasonable delay, but not to exceed 60 calendar days from the discovery date of the breach. Notification must also be made to HHS and, in certain cases involving large breaches, to the media. HHS is required to report on its website a list of all covered entities that report a breach involving more than 500 individuals. All non-permitted uses or disclosures are presumed to be breaches unless the covered entity or business associate can demonstrate that there is a low probability that the information has been compromised.

HIPAA violations may result in criminal penalties and a range of civil penalties of up to $55,910 per violation with a maximum civil penalty of $1,677,299 for violations of the same requirement in the same calendar year, after taking into account 2017 updates. These civil penalties are subject to annual updates to reflect changes to the consumer price index. State attorneys general are authorized to bring civil actions seeking either injunction or damages up to $25,000 for violations of the same requirement in a calendar year in response to HIPAA violations that affect their state residents. HHS has the discretion in many cases to resolve HIPAA violations through informal means without the imposition of penalties. However, HHS is required to impose penalties for violations resulting from willful neglect and can and has imposed significant penalties. HHS also conducts compliance audits, which could lead to further compliance reviews or to enforcement actions.

Our healthcare facilities continue to remain subject to other applicable federal or state laws that are more restrictive than the HIPAA privacy and security regulations, which could result in additional penalties. For example, the Federal Trade Commission uses its consumer protection authority to initiate enforcement actions against entities whose inadequate data security programs may expose consumers to fraud, identity theft and privacy intrusions, including the security programs of entities subject to HIPAA regulation. Various state laws and regulations require entities that maintain individually identifiable information (even if not health-related) to report data breaches to affected individuals and, in some cases, state regulators. In connection with our corporate compliance program, we have implemented a comprehensive set of privacy and security policies and procedures. We expect compliance with HIPAA and other privacy and security standards to continue to impose significant costs on our hospitals and operations.

State Certificate of Need Laws

In some states where we operate hospitals and outpatient service facilities, the construction or expansion of healthcare facilities, the acquisition of healthcare facilities, the transfer or change of ownership related to healthcare facilities and the addition of new licensed beds or healthcare service lines at healthcare facilities may be subject to review, prior approval or notification with a state regulatory agency under a CON program. Such laws are generally in place for the reviewing state regulatory agency to determine the public need for additional or expanded healthcare facilities and services in a specific market. As of December 31, 2016, we operated 26 hospitals in 10 states that have adopted CON programs. See “Business—Properties” for a table that denotes the states where we operate hospitals in which CON programs are present. The failure to provide required notification and obtain necessary approval in states having a CON program can result in the inability to expand, acquire or change ownership related to healthcare facilities in a particular market. Violations of these state laws may result in the imposition of civil sanctions or the revocation of a hospital’s licenses.

Not-for-Profit Hospital Conversion Legislation

Many states, including some where we have hospitals and others where we may in the future acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts primarily focus on the appropriate valuation of the assets divested and the use of the proceeds from the sale by the not-for-profit seller. These reviews and, in some instances, approval processes can add additional time to the closing of a hospital acquisition. There can be no assurance that future actions at a state level will not seriously delay or even prevent our ability to acquire not-for-profit hospitals. If these activities are widespread, they could limit our ability to acquire hospitals in general.

Corporate Practice of Medicine and Fee-Splitting

Some states have adopted laws that prohibit unlicensed individuals or business entities from employing physicians. Some states also have adopted laws that prohibit unlicensed individuals or business entities from making direct or indirect payments to physicians or that prohibit these parties from engaging in fee-splitting arrangements. Physicians that violate these laws are subject to sanctions, including loss of licensure, civil and criminal penalties and rescission of business arrangements. Laws, such as these, vary from state to state, are often vague and have seldom been interpreted by the courts or state regulatory agencies. We structure our arrangements with employed physicians to comply with the state laws where we operate. We can give no assurance that governmental agencies responsible for enforcing these laws will not assert that we are in violation of these laws. These laws could also be interpreted by the courts in a manner inconsistent with our interpretations. See “—Employees and Medical Staff—Physicians” below for additional information on our employed physicians.

Emergency Medical Treatment and Active Labor Act

All of our hospitals are subject to the EMTALA. This federal law requires any hospital that participates in the Medicare program to conduct an appropriate medical screening examination of every individual that enters the hospital’s emergency department seeking treatment and, if the patient is suffering from an emergency medical condition, including active labor, requires the hospital to either stabilize the patient’s condition or make an appropriate transfer of the patient to another healthcare facility that can handle the condition. The obligation of the hospital to examine and stabilize emergency medical conditions or otherwise make an appropriate transfer of the patient to another suitable healthcare facility exists regardless of a patient’s ability to pay for treatment. Outpatient service facilities that lack emergency departments or otherwise do not treat emergency medical conditions are not generally subject to EMTALA; however, they are required to have policies and procedures that address the handling of situations in which an individual presents at their facility seeking emergency medical treatment, such as transferring the patient to the closest hospital with an emergency department. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer a patient or if the hospital delays appropriate treatment in order to first inquire about the patient’s ability to pay, including exclusion from participation in the Medicare program and civil monetary penalties. These penalties increased significantly in 2016, were further adjusted in 2017, and will be updated annually based on changes to the consumer price index. In addition to these penalties, a harmed patient, the patient’s family or a medical facility that suffers a financial loss as a direct result of another participating hospital’s violation of the law can bring a civil lawsuit against that other hospital.

Medical Malpractice Tort Law Reform

Laws related to medical malpractice liability have historically been maintained at the state level. All states have laws governing medical malpractice liability lawsuits. Almost all states have eliminated joint and several liability in medical malpractice lawsuits and many states have established caps on the damage awards or attorney fees permissible in such lawsuits. Recently, many states have introduced legislation to address medical malpractice tort reform. Proposed solutions include enacting limits on non-economic damages, malpractice insurance reform and gathering lawsuit claims data from malpractice insurance companies and the courts for the purpose of assessing the connection between malpractice settlements and premium rates. Medical malpractice reform legislation has also been proposed, but not adopted, at the federal level that could preempt additional state legislation in this area.

Environmental Regulation

Our hospitals and outpatient service facilities are subject to various federal, state and local laws and regulations governing the use, discharge and disposal of hazardous materials, including medical and pharmaceutical waste products. Our compliance costs related to environmental laws are not significant and we do not anticipate that these costs will become material to us in the future.

Supply Contracts

We purchase medical supplies, equipment, pharmaceuticals and certain other items under an agreement with a GPO that covers all of our hospitals and their affiliated outpatient service facilities. By participating in a group purchasing organization, we believe that we can procure items at more competitively priced rates than we would pay for similar items without such agreement. In addition, we provide a service opportunity to our QHR hospital clients to contract with us for purchases that we make on their behalf under the terms of our agreement with this group purchasing organization.

Agreements with CHS Related to the Spin-off

In connection with the Spin-off and effective as of the Spin-off date, we entered into certain agreements with CHS that at the time of Spin-off governed the allocation to us of various assets, employees, liabilities and obligations (including investments, property, employee benefits and tax-related assets and liabilities) that were previously part of CHS. In addition, these agreements govern certain relationships and activities between us and CHS for a definitive period of time after the Spin-off date, as specified by each individual agreement.

A summary of these agreements follows:

•	Separation and Distribution Agreement. This agreement governed the principal actions of both QHC and CHS that needed to be taken to effect the Spin-off. It sets forth other agreements that govern certain aspects of our relationship with CHS following the Spin-off.

•	Tax Matters Agreement. This agreement governs respective rights, responsibilities and obligations of QHC and CHS after the Spin-off with respect to deferred tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state and local income taxes, other tax matters and related tax returns.

•	Employee Matters Agreement. This agreement governs certain compensation and employee benefit obligations with respect to the employees and non-employee directors of QHC and CHS. It also allocated liabilities and responsibilities relating to employment matters, employee compensation, employee benefit plans and other related matters as of the Spin-off date.

In addition to the agreements referenced above, we entered into certain transition services agreements and other ancillary agreements with CHS defining agreed upon services, as specified by each agreement, to be provided by CHS to us commencing on the Spin-off date. The agreements generally have terms of five years.

A summary of the major transition services agreements follows:

•	Shared Services Centers Transition Services Agreement. This agreement defines services to be provided by CHS related to billing and collections utilizing CHS shared services centers. Services include, but are not limited to, billing and receivables management, statement processing, denials management, cash posting, patient customer service, and credit balance and other account research. In addition, it provides for patient pre-arrival services, including pre-registration, insurance verification, scheduling and charge estimates. Fees are based on a percentage of cash collections each month.

•	Computer and Data Processing Transition Services Agreement. This agreement defines services to be provided by CHS for information technology infrastructure, support and maintenance. Services include, but are not limited to, operational support for various applications, oversight, maintenance and information technology support services, such as helpdesk, product support, network monitoring, data center operations, service ticket management and vendor relations. Fees are based on both a fixed charge for labor costs, as well as direct charges for all third-party vendor contracts entered into by CHS on QHC’s behalf.

•	Receivables Collection Agreement (“PASI”). This agreement defines services to be provided by CHS’ wholly-owned subsidiary, PASI, which currently serves as a third-party collection agency to us related to accounts receivable collections of both active and bad debt accounts of QHC hospitals, including both receivables that existed as of the Spin-off date and those that have occurred during the operating period since the Spin-off date. Services include, but are not limited to, self-pay collections, insurance follow-up, collection letters and calls, payment arrangements, payment posting, dispute resolution and credit balance research. Fees are based on the type of service and are calculated based on a percentage of recoveries.

•	Billing and Collection Agreement (“PPSI”). This agreement defines services to be provided by CHS related to collections of certain accounts receivable generated from our outpatient healthcare services. Services include, but are not limited to, self-pay collections, insurance follow-up, collection letters and calls, payment arrangements, payment posting, dispute resolution and credit balance research. Fees are based on the type of service and are calculated based on a percentage of recoveries.

•	Employee Service Center Agreement. This agreement defines services to be provided by CHS related to payroll processing and human resources information systems (“HRIS”) support. Fees are based on a fixed charge per employee headcount per month.

•	Eligibility Screening Services Agreement. This agreement defines services to be provided by CHS for financial and program criteria screening related to Medicaid or other program eligibility for pure self-pay patients. Fees are based on a fixed charge for each hospital receiving services.

For the year ended December 31, 2016, the total expenses we incurred related to the transition services agreements since the Spin-off date was $44.7 million and the allocations from CHS to us for these same services prior to the Spin-off date were $21.7 million, or on a combined basis the total expenses in 2016 were $66.4 million. For the years ended December 31, 2015 and 2014, the allocated costs from CHS for these services were $60.2 million and $40.5 million, respectively.

Compliance Program

We recognize that our compliance with laws and regulations impacting our business depends on individual employee actions as well as company-wide operations. We adopted a compliance program following the Spin-off for our entire business (the “Compliance Program”). Our Compliance Program focuses on aligning compliance responsibilities with operational functions and is intended to reinforce our company-wide commitment to operate strictly in accordance with the laws and regulations that govern our business. Our hospital and corporate office management teams manage and oversee compliance among the employees within our hospitals and outpatient services facilities, QHR and all other departments within our company.

Our Compliance Program contains the following requirements, among others:

•	oversight of management at all levels;

•	a written code of conduct (the “Code of Conduct”);

•	policies and procedures that address specific risk areas;

•	employee education and training programs;

•	an internal system available to employees and affiliates to report concerns;

•	auditing and monitoring programs; and

•	policies related to the enforcement of the Compliance Program.

In addition to the above, our Compliance Program includes policies and procedures related to the interpretation and implementation of the HIPAA standards for privacy and security. It also includes procedures specific to claims preparation and submission, including procedures for coding, billing and annual cost reports. It addresses policies related to financial arrangements with physicians and other referral sources, compliance with the FCA, the Anti-Kickback Statute and the Stark Law. The program includes policies specific to our compliance with EMTALA related to the treatment of hospital emergency room patients regardless of their ability to pay. We plan to continuously review our Compliance Program and to make necessary updates or changes to be compliant with new laws and regulations or industry standards impacting our business.

Our written Code of Conduct applies to all persons and businesses associated with our company, including directors, officers, employees and consultants. We have a confidential disclosure program to enhance the statement of ethical responsibility expected of our employees and all business associates with whom we work, including our accounting, financial reporting and asset management departments. Our Code of Conduct is posted on our website at www.quorumhealth.com.

Corporate Integrity Agreement

On August 4, 2014, CHS became subject to the terms of a five-year CIA with the OIG arising from a civil settlement with the U.S. Department of Justice, other federal agencies and identified relators that concluded previously announced investigations and litigation related to short stay admissions through emergency departments at certain of their affiliated hospitals. The OIG has required us to be bound by the terms of the CHS CIA commencing on the Spin-off date and applying to us for the remainder of the five-year compliance term required of CHS, which terminates on August 4, 2019.

The compliance measures and the reporting and auditing requirements contained in the CIA include:

•	continuing the duties and activities of the Corporate Compliance Officer, Corporate Compliance Work Group, and Facility Compliance Officers and committees;

•	maintaining a written Code of Conduct, which sets forth our commitment to full compliance with all statutes, regulations, and guidelines applicable to federal healthcare programs;

•	maintaining written policies and procedures addressing matters included in our Compliance Program, including adherence to medical necessity and admissions standards for inpatient hospital stays;

•	continuing general compliance training;

•	providing specific training for employees and affiliates handling our billing, case management and clinical documentation;

•	engaging an independent third party to perform an annual review of our compliance with the CIA;

•	continuing the Confidential Disclosure Program and hotline to enable employees or others to disclose issues or questions regarding possible inappropriate policies or behavior;

•	continuing the screening program to ensure that we do not hire or engage employees or contractors who are ineligible persons for federal healthcare programs;

•	reporting any material deficiency which resulted in an overpayment to us by a federal healthcare program; and

•	submitting annual reports to the OIG which describe in detail the operations of the corporate Compliance Program.

A material, uncorrected violation of the CIA could lead to our suspension or disbarment from participation in Medicare, Medicaid and other federal and state healthcare programs. In addition, we are subject to possible civil penalties if we fail to substantially comply with the terms of the CIA, including stipulated penalties ranging from $1,000 to $2,500 per day. We are also subject to a stipulated penalty of $50,000 for each false certification by us or any individual or entity on behalf of us in connection with reports required under the CIA. The CIA increases the amount of information we are required to provide to the federal government regarding our healthcare practices and our compliance with federal regulations. We believe that we are currently operating our business in compliance with the CIA and are unaware of any historical actions on our part that could represent a violation under the terms of the CIA.

Insurance Reserves

Professional and General Liability and Workers’ Compensation

As part of the business of owning and operating hospitals, we are subject to legal actions alleging liability on our part. To mitigate a portion of this risk, we maintain insurance exceeding self-insured retention levels for these types of claims. Our self-insurance reserves reflect the current estimate of all outstanding losses, including incurred but not reported losses, based upon actuarial calculations as of period end. The loss estimates included in the actuarial calculations may change in the future based upon updated facts and circumstances. Our insurance expense includes actuarially determined estimates of losses for the current year, including claims incurred but not reported, the change in the estimate of losses for prior years based upon actual claims development experience as compared to prior actuarial projections, the insurance premiums for losses in excess of our self-insured retention levels, the administrative costs of the insurance programs, and interest expense related to the discounted portion of the liability. Our reserves for professional and general liability claims and workers’ compensation claims are based upon actuarial calculations updated semi-annually. These calculations are discounted to present value and consider historical claims data, demographic considerations, severity factors and other actuarial assumptions. Our reserves are discounted based on our risk-free interest rate that corresponds to the period when the self-insured claims are incurred and projected to be paid.

Prior to the Spin-off, CHS provided professional and general liability insurance and workers’ compensation insurance to QHC and indemnified us from losses under these insurance arrangements related to our hospital operations business. The liabilities for claims related to our hospital operations business were determined based on an actuarial study of our operations and historical claims experience at our hospitals. Corresponding receivables from CHS were established to reflect the indemnification by CHS for each of these liabilities for claims that related to events and circumstances that occurred prior to the Spin-off date. For the years ended December 31, 2016 and 2015, we had total liabilities of $116.0 million and $127.4 million related to insurance for professional and general liabilities and workers’ compensation liability, respectively, of which $98.1 million and $122.4 million, respectively, were the indemnified portions for which we have offsetting receivables from CHS.

Under our current insurance arrangements, our self-insured retention level for professional and general liability claims is $5 million per claim. Additionally, we maintain a $0.5 million per claim, high deductible program for workers’ compensation. We maintain a separate insurance arrangement for professional and general liability related to QHR, due to the differing nature of this business. The self-insured retention level for QHR is $6 million for professional and general liability insurance.

Employee Health Benefits

We are self-insured for substantially all of the medical benefits of our employees. We maintain a liability for our current estimate of incurred but not reported employee health claims based on historical claims data provided by third-party administrators. The undiscounted reserve for self-insured employee health benefits was $11.0 million as of December 31, 2016. Expense each period is based on the actual claims received during the period plus any adjustment to the liability.

There can be no assurance that our future cash flows will be adequate to cover the self-insured portion of professional and general liability, workers’ compensation and medical claims in the future. If we are required to make payments for claims that exceed the estimated losses we have reserved, our results of operations, financial condition and cash flows could be adversely impacted in the future.

Employees and Medical Staff

Employees

As of December 31, 2016, we had approximately 14,100 employees, including approximately 3,900 part-time employees. We are subject to various federal and state laws that regulate wages, hours, benefits and other terms and conditions relating to employment. We maintain a number of different employee benefit plans.

Physicians

Our hospitals are staffed by licensed physicians, including both employed physicians and physicians who are not employees of our hospitals. Our ability to generate revenues from our hospital operations business is impacted by the number, quality and specialty area of practice of physicians providing healthcare services at our facilities, and additionally the scheduling and admitting of patients by these physicians. As of December 31, 2016, we had approximately 344 employed physicians at our hospitals and affiliated outpatient service facilities. Some physicians provide services in our healthcare facilities pursuant to a contract with us. These contracts generally describe the types of healthcare services that the physician is contracted to perform, establishes the duties and obligations of the physician, requires certain performance criteria be met by the physician and fixes the compensation arrangements for the services performed by the physician. Any licensed physician may apply to be accepted to the medical staff of any of our hospitals, but the hospital’s medical staff and the board of directors of the hospital, in accordance with established credentialing criteria, must approve the physician’s acceptance to the medical staff. Members of the medical staffs of our hospitals often also serve on the medical staffs of other hospitals that we do not own and may terminate their affiliation with one of our hospitals at any time. It is essential to our hospital operations business that we attract an appropriate number of quality physicians in the specialty care service areas required to support our hospital operations business and that we maintain good relationships with our physicians. In some of our markets, physician recruitment and retention are affected by a shortage of physicians in certain desired specialty care service areas and are affected by the difficulty that physicians can experience in obtaining affordable malpractice insurance.

Unions and Labor Relations

As of December 31, 2016, we had approximately 2,400 employees, including approximately 1,600 part-time employees, at our nine hospitals represented by labor unions. We consider our employee relations to be good and have not experienced any work stoppages that had a material adverse impact on our business or results of operations.

Properties

Corporate Office

Our corporate office is located in Brentwood, Tennessee, which is a suburb of Nashville, and our address is 1573 Mallory Lane, Brentwood, TN 37027. We occupy one building that consists of approximately 87,000 square feet of leased office space. QHR, our hospital management advisory and healthcare consulting services business, is also located in the same building. We account for the corporate office lease as a capital lease obligation. The term of the lease, including all term extensions, expires in 2038.

Hospitals

A summary of information about our hospitals as of December 31, 2016 follows:

State / Hospital	City	Licensed Beds(1)	Ownership Type
Alabama(14)
Cherokee Medical Center	Centre	60	Owned
DeKalb Regional Medical Center	Fort Payne	134	Owned
L.V. Stabler Memorial Hospital	Greenville	72	Owned
Arkansas(14)
Forrest City Medical Center	Forrest City	118	Leased(2)
Helena Regional Medical Center	Helena	155	Leased(3)
California
Barstow Community Hospital	Barstow	30	Owned
Watsonville Community Hospital	Watsonville	106	Owned
Georgia(14)
Trinity Hospital of Augusta	Augusta	231	Leased /Joint Venture(4)(5)
Fannin Regional Hospital	Blue Ridge	50	Joint Venture(6)
Clearview Regional Medical Center	Monroe	77	Owned
Illinois(14)
Union County Hospital(7)	Anna	25	Leased(8)
MetroSouth Medical Center	Blue Island	314	Owned
Galesburg Cottage Hospital	Galesburg	173	Owned
Gateway Regional Medical Center	Granite City	338	Owned
Heartland Regional Medical Center	Marion	98	Owned
Crossroads Community Hospital	Mt. Vernon	47	Owned
Red Bud Regional Hospital(7)	Red Bud	25	Owned
Vista Medical Center East	Waukegan	229	Owned
Vista Medical Center West(9)	Waukegan	70	Owned
Kentucky(14)
Kentucky River Medical Center	Jackson	55	Leased(10)
Three Rivers Medical Center	Louisa	90	Owned
Paul B. Hall Regional Medical Center	Paintsville	72	Joint Venture(11)
Nevada(14)
Mesa View Regional Hospital(7)	Mesquite	25	Owned
New Mexico
Mimbres Memorial Hospital(7)	Deming	25	Owned
Alta Vista Regional Hospital	Las Vegas	54	Owned
North Carolina(14)
Martin General Hospital	Williamston	49	Leased(12)
Ohio(14)
Affinity Medical Center	Massillon	156	Owned
Oregon(14)
McKenzie - Willamette Medical Center	Springfield	113	Joint Venture(13)
Pennsylvania
Lock Haven Hospital	Lock Haven	47	Owned
Sunbury Community Hospital	Sunbury	70	Owned
Tennessee(14)
Henderson County Community Hospital	Lexington	45	Owned
McKenzie Regional Hospital	McKenzie	45	Owned
Texas
Big Bend Regional Medical Center(7)	Alpine	25	Owned
Scenic Mountain Medical Center	Big Spring	150	Owned

State / Hospital	City	Licensed Beds(1)	Ownership Type
Utah
Mountain West Medical Center	Tooele	44	Owned
Wyoming
Evanston Regional Hospital	Evanston	42	Owned

Total number of licensed beds at December 31, 2016		3,459

Total number of hospitals at December 31, 2016		36

(1)	Licensed beds are defined as the number of beds for which the appropriate state agency licenses a hospital, regardless of whether the beds are actually available for patient use.
(2)	Prepaid lease expiring on February 28, 2046.
(3)	Prepaid lease expiring on January 1, 2025.
(4)	We hold a 90.04% majority ownership, as determined on December 31, 2016.
(5)	Prepaid lease expiring on December 31, 2029.
(6)	We hold a 98.21% majority ownership, as determined on December 31, 2016.
(7)	Designated by CMS as a critical access hospital.
(8)	Prepaid lease expiring on October 31, 2036.
(9)	Includes psychiatric and rehabilitation licensed beds.
(10)	Operating lease obligation expiring on June 30, 2022.
(11)	We hold a 97.08% majority ownership, as determined on December 31, 2016.
(12)	Prepaid lease expiring on October 31, 2028.
(13)	We hold a 92.24% majority ownership, as determined on December 31, 2016.
(14)	Represents a state with CON laws.

Legal Proceedings

We are subject to lawsuits and other legal matters arising in the ordinary course of our business, including claims of damages for personal injuries, medical malpractice, breach of hospital management contracts, breach of other contracts, wrongful restriction of or interference with physicians’ staffing privileges and other employment-related claims. In certain of these claims, plaintiffs request payment for damages, including punitive damages that may not be covered by our insurance policies.

Healthcare facilities are also subject to the regulation and oversight of various federal and state governmental agencies. The healthcare industry has seen numerous ongoing investigations related to compliance and billing practices and hospitals, in particular, continue to be the subject of governmental fraud and abuse programs and a primary enforcement target for the OIG and DOJ. From time to time, we detect issues of non-compliance with federal healthcare laws pertaining to claims submission and reimbursement payment practices or financial relationships with physicians. We avail ourselves of various mechanisms to address potential overpayments arising out of these issues, including repayment of claims, rebilling of claims, and participation in voluntary disclosure protocols offered by CMS and the OIG. Participating in voluntary repayment of claims and voluntary disclosure protocols can have the potential for significant settlement obligations or even enforcement action. Additionally, under the federal False Claims Act, private parties have the right to bring qui tam, or “whistleblower,” suits against healthcare facilities that submit false claims for payments to, or improperly retain overpayments from, governmental payors. Some states have adopted similar state whistleblower and false claims provisions. Qui tam or “whistleblower” actions initiated under the civil False Claims Act may be pending but placed under seal by the court to comply with the False Claims Act’s requirements for filing such suits. As a result, they could lead to proceedings without our knowledge. Certain of our healthcare facilities have received, and from time to time other healthcare facilities may receive, inquiries or subpoenas from fiscal intermediaries or federal and state agencies. Any proceedings against us may involve potentially substantial settlement amounts, as well as the possibility of civil, criminal, or administrative fines, penalties or other sanctions which could be material. Settlements of suits involving Medicare and Medicaid issues routinely require both monetary payments as well as corporate integrity agreements from the offending healthcare company. Depending on how the underlying conduct is interpreted by the inquiring or investigating federal or state agency, the resolution could have a material adverse effect on our results of operations, financial position and cash flows.

In connection with the Spin-off, CHS agreed to indemnify us for certain liabilities relating to outcomes or events occurring prior to the Spin-off, including (i) certain claims and proceedings known to be outstanding on or prior to the Spin-off and (ii) certain claims, proceedings and investigations by governmental authorities or private plaintiffs related to activities occurring at or related to our healthcare facilities prior to the Spin-off, but only to the extent, in the case of clause (ii), that such claims are covered by insurance policies maintained by CHS, including professional and general liability and workers’ compensation liability. Additionally, CHS will continue to be responsible for certain HMA legal matters covered by its contingent value rights agreement that relate to the four HMA hospitals spun-off to us. Notwithstanding the foregoing, CHS has not indemnified us in respect of any claims or proceedings arising out of, or related to, the business operations of QHR at any time or our compliance with the CIA with the OIG. Subsequent to the Spin-off, the OIG entered into an “Assumption of CIA Liability Letter” with us reiterating the applicability of the CIA to certain of our hospitals, although the OIG declined to enter into a separate agreement with us.

We do not control and cannot predict with certainty the progress or final outcome of discussions with government agencies, investigations and legal proceedings against us. Therefore, the final amounts paid to resolve such matters, claims and obligations could be material and could materially differ from amounts currently recorded, if any. Any such changes in our estimates or any adverse judgments could materially adversely impact our future results of operations, financial position and cash flows.

We have included a discussion of specific legal proceedings below, some of which may not be required to be disclosed in this Part I, Item 3 under SEC rules due to the nature of our business; however, we believe that the discussion of these open legal matters may provide useful information to security holders or the other readers of this Annual Report on Form 10-K. The proceedings discussed below do not include claims and lawsuits covered by professional and general liability or employment practices insurance and risk retention programs. The legal matters referenced below are also discussed in Note 19—Commitments and Contingencies in the accompanying financial statements.

Government Investigations

For the legal matters below, we cannot at this time assess what the outcome may be and are further unable to determine any estimate of loss or range of loss. The matters below are at a preliminary stage. Because of this and other factors, there are not sufficient facts available to make these assessments.

•	Tooele, Utah—Physician Compensation. On May 5, 2016, our hospital in Tooele, Utah received a Civil Investigative Demand (“CID”) from the Office of the United States Attorney in Salt Lake City, Utah concerning allegations that the hospital and clinic corporation submitted or caused to be submitted false claims to the government for services referred by physicians with whom the hospital and clinic had inappropriate financial relationships which allegedly violated federal law. The CID requested records and documentation concerning physician compensation. We are fully cooperating with this investigation.

•	Blue Island, Illinois—Patient Status. On October 9, 2015, our hospital in Blue Island, Illinois received a CID from the Office of the United States Attorney in Chicago, Illinois concerning allegations of upcoding observation and other outpatient services and improperly falsifying inpatient admission orders. The CID requests medical records and documentation concerning status change from observation to inpatient. We are fully cooperating with this investigation.

Commercial Litigation and Other Lawsuits

•	Aparna Rao, Individually and On Behalf of All Others Similarly Situated, v. Quorum Health Corporation, Thomas D. Miller and Michael J. Culotta. On September 9, 2016, a shareholder filed a purported class action in the United States District Court for the Middle District of Tennessee against our company and certain of our officers. The amended complaint purports to be brought on behalf of a class consisting of all persons (other than defendants) who purchased or otherwise acquired securities of our company between May 2, 2016 and August 10, 2016 and alleges that we and certain of our officers violated federal securities laws, including Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, by making alleged false and/or misleading statements and failing to disclose certain information regarding aspects of our company’s business, operations and compliance policies. Defending ourselves against these allegations could potentially entail significant cost and could require significant attention from our management. We are unable to predict the outcome of this matter. However, it is reasonably possible that we may incur a loss in connection with this matter. We are unable to reasonably estimate the amount or range of such reasonably possible loss. Under some circumstances, any losses incurred in connection with adverse outcomes in this matter could be material.

•	Quorum Health Resources, LLC v. Hancock Medical Center. The matter relates to an arbitration claim and counterclaim for breach of contract and negligence arising out of a Management Services Agreement between QHR and the hospital. Arbitration in this case began on April 11, 2016 and concluded on April 22, 2016. On July 28, 2016, the arbitrator returned an Interim Award of $9.4 million in favor of Hancock Medical Center on various claims at issue in the arbitration. Both parties filed a motion for reconsideration of the Interim Award. On January 15, 2017, the arbitrator returned a final award of $12.6 million. The award is subject to a self-insured retention and excess insurance arrangements limiting our liability to $5.0 million. As of December 31, 2016, we had a liability of $12.6 million and an insurance receivable of $8.9 million related to this matter. The award was paid in full on February 15, 2017.

•	United Tort Claimants v. Quorum Health Resources, LLC (U.S. Bankruptcy Court for the District of New Mexico); Douthitt-Dugger, et al. v. Quorum Health Resources, LLC (Bernalillo County, New Mexico District Court). Plaintiffs in these cases underwent surgical procedures at Gerald Champion Regional Medical Center in New Mexico that they contend were experimental and performed by an unqualified doctor. Their lawsuits, originally filed on June 11, 2010, against the doctors, QHR and the hospital are pending in state court and in federal bankruptcy court in New Mexico. Subject to an adverse result in the insurance coverage litigation referenced below, in 2012, QHR resolved plaintiffs’ claims for QHR’s liability exceeding insurance limits, and for liability not covered by insurance, for $5.1 million. Litigation of plaintiffs’ claims against QHR has continued, and the trial of the claims of most of the plaintiffs is proceeding in phases in a bankruptcy court bench trial. During the liability phase, on December 23, 2016, the federal bankruptcy court in New Mexico ruled that QHR was 16.5% at fault for plaintiffs’ injuries. The final phase, to determine plaintiffs’ damages and QHR offsets, is likely to be tried later in 2017. The New Mexico state court has set March 8, 2018 as the trial date for plaintiffs’ claims against QHR. QHR is vigorously defending the actions. QHR’s insurer Lexington Insurance Company is providing a defense in these cases, subject to a reservation of rights. Lexington has sued QHR in Williamson County, Tennessee seeking a declaration that plaintiffs’ claims and the cost of defending QHR are not covered by Lexington. (Lexington Insurance Company v. Quorum Health Resources, LLC, et al. (Williamson County, Tennessee Chancery Court)) No trial date has been set for Lexington’s claim against QHR to nullify insurance coverage, which QHR also is vigorously defending.

Corporate Integrity Agreement

On August 4, 2014, CHS became subject to the terms of a five-year CIA with the OIG arising from a civil settlement with the U.S. Department of Justice, other federal agencies and identified relators that concluded previously announced investigations and litigation related to short stay admissions through emergency departments at certain of their affiliated hospitals. The OIG has required us to be bound by the terms of the CHS CIA commencing on the Spin-off date and applying to us for the remainder of the five-year compliance term required of CHS, which terminates on August 4, 2019.

The compliance measures and the reporting and auditing requirements contained in the CIA include:

•	continuing the duties and activities of the Corporate Compliance Officer, Corporate Compliance Work Group, and Facility Compliance Officers and committees;

•	maintaining a written Code of Conduct, which sets forth our commitment to full compliance with all statutes, regulations, and guidelines applicable to federal healthcare programs;

•	maintaining written policies and procedures addressing matters included in our Compliance Program, including adherence to medical necessity and admissions standards for inpatient hospital stays;

•	continuing general compliance training;

•	providing specific training for employees and affiliates handling our billing, case management and clinical documentation;

•	engaging an independent third party to perform an annual review of our compliance with the CIA;

•	continuing the Confidential Disclosure Program and hotline to enable employees or others to disclose issues or questions regarding possible inappropriate policies or behavior;

•	continuing the screening program to ensure that we do not hire or engage employees or contractors who are ineligible persons for federal healthcare programs;

•	reporting any material deficiency which resulted in an overpayment to us by a federal healthcare program; and

•	submitting annual reports to the OIG which describe in detail the operations of the corporate Compliance Program.

A material, uncorrected violation of the CIA could lead to our suspension or disbarment from participation in Medicare, Medicaid and other federal and state healthcare programs. In addition, we are subject to possible civil penalties if we fail to substantially comply with the terms of the CIA, including stipulated penalties ranging from $1,000 to $2,500 per day. We are also subject to a stipulated penalty of $50,000 for each false certification by us or any individual or entity on behalf of us in connection with reports required under the CIA. The CIA increases the amount of information we are required to provide to the federal government regarding our healthcare practices and our compliance with federal regulations. We believe that we are currently operating our business in compliance with the CIA and are unaware of any historical actions on our part that could represent a violation under the terms of the CIA.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our Executive Officers

The following sets forth information regarding our executive officers as of March 31, 2017. Each has been an executive officer of the company since our Spin-off in April 2016:

Name	Age	Position
Thomas D. Miller	59	President, Chief Executive Officer and Director
Michael J. Culotta	62	Executive Vice President and Chief Financial Officer
Martin D. Smith	49	Executive Vice President of Operations
Shaheed Koury, M.D.	50	Senior Vice President and Chief Medical Officer
James Matthew Hayes	46	Senior Vice President of Operations
R. Harold McCard, Jr.	56	Senior Vice President, General Counsel and Assistant Secretary

Thomas D. Miller—The principal occupation and employment experience of Mr. Miller during the last five years is set forth below under the heading “—Member of our Board of Directors”.

Michael J. Culotta serves as Executive Vice President and Chief Financial Officer. Mr. Culotta most recently served as vice president of Investor Relations for CHS, which he joined in 2013. He is an experienced healthcare finance executive who has served as chief financial officer at two publicly traded companies, both of which were successful spin-offs. From 2007 to 2013, Mr. Culotta was chief financial officer of PharMerica Corporation. He held the same role at LifePoint Hospitals from 2001 to 2007. Prior to that, Mr. Culotta was a partner with Ernst & Young where he worked for 24 years. Mr. Culotta earned his bachelor’s degree from Louisiana State University and is a Certified Public Accountant, licensed in Tennessee, Texas and Florida.

Martin D. Smith serves as Executive Vice President of Operations. In that position he oversees our six operating divisions as well as strategic growth initiatives. Prior to joining Quorum Health Corporation, Mr. Smith served as Division III President of Operations for CHS with operational and management responsibilities for 35 affiliated hospitals in Illinois, Kentucky, Tennessee and West Virginia. He joined CHS in 1998 as a hospital CEO in Cleveland, Tennessee. In 2005, Mr. Smith was named a vice president of group operations, and he was promoted to Division President in 2008. Mr. Smith holds a master’s degree in business administration from the University of Tennessee.

Shaheed Koury, M.D. serves as Senior Vice President and Chief Medical Officer. Dr. Koury previously served as vice president for Quality and Clinical Transformation for CHS, where he led development and implementation of clinically-integrated networks and accountable care organizations for several CHS markets. Dr. Koury previously worked as an emergency department physician in Fort Wayne, Indiana and Cincinnati, Ohio and was an Assistant Professor at the University of Kentucky’s Emergency Medicine Residency Program. Dr. Koury received his medical degree at the University of Kentucky. He completed an emergency medicine residency at East Carolina University in Greenville, NC. Dr. Koury earned his MBA with a focus in Health Care Management from Indiana Wesleyan University in Fort Wayne, IN. He has written and published several papers in the health care field and presented at several national meetings.

James Matthew Hayes serves as Senior Vice President. Mr. Hayes has extensive experience in hospital operations and management. After joining CHS in 2011, he served as vice president of division operations. Previously, Mr. Hayes spent twelve years with Health Management Associates in Alabama where he served as the CEO for Riverview Regional Medical Center in Gadsden. Mr. Hayes was awarded the HMA CEO of the Year honor in 2008. He also served as CEO of Stringfellow Memorial Hospital in Anniston and served as Alabama Market CEO over both facilities prior to his arrival at CHS. Mr. Hayes received his undergraduate degree from Auburn University, a Master of Business Administration from the University of Alabama at Birmingham, as well as a Master of Health Administration from the Medical University of South Carolina.

R. Harold McCard, Jr. serves as Senior Vice President, and General Counsel and Assistant Secretary. Mr. McCard oversees all legal aspects for Quorum Health Corporation. Before joining the Company, Hal served as Deputy General Counsel—Operations for CHS and was responsible for the managing the legal teams that supported Division operations. Mr. McCard joined CHS in 2007 as Vice President and Associate General Counsel, bringing over 20 years of health law practice experience and was promoted to Deputy General Counsel—Operations in 2013. He is a graduate of Princeton University and the Walter F. George School of Law at Mercer University. Mr. McCard is a member of the American Health Lawyers Association where he serves on the Board of Directors. He serves on the Board of Governors, and as the Chair of the Legal and Operational Policy Committee, for the Federation of American Hospitals.

Members of our Board of Directors

The following sets forth information regarding the members of our Board as of March 31, 2017:

Name	Age	Position
William M. Gracey	63	Chairman of the Board and Director
Thomas D. Miller	59	President, Chief Executive Officer and Director
James T. Breedlove	69	Director
Adam Feinstein	45	Director
Joseph A. Hastings, D.M.D.	62	Director
William S. Hussey	68	Director
Barbara R. Paul, M.D.	63	Director
R. Lawrence Van Horn, Ph.D.	49	Director

William M. Gracey	Director Since 2016

Chairman of the Board

Compensation Committee Member

Governance and Nominating Committee Member

Mr. Gracey serves as Chairman of the Board. Prior to joining us, Mr. Gracey served as President and Chief Executive Officer of Blue Cross and Blue Shield of Tennessee Inc. (“BCBST”) from 2012 until his retirement in 2015. He joined BCBST in 2010 as President and Chief Operating Officer. Mr. Gracey served on the board of directors of BCBST for four years prior to becoming Chief Operating Officer. Prior to joining BCBST, Mr. Gracey held multiple positions with LifePoint Hospitals, Inc. (now LifePoint Health, Inc.), including Executive Vice President from 2008 to 2009, Chief Operating Officer from 2004 to 2008, and a Division President from 1999 to 2004. While at LifePoint, Mr. Gracey was responsible for managed care contracting and management of numerous physician-hospital networks. Mr. Gracey held multiple senior operating and management positions with Hospital Corporation of America from 1983 to 1999, including as a division president. Mr. Gracey is a past chairman of the Tennessee Hospital Association. Mr. Gracey holds a B.A. in Psychology from the University of Texas and a Master of Science in Healthcare Administration from Trinity University. Mr. Gracey brings executive leadership experience and corporate governance skills, as well as extensive industry experience to the Board. He has held the positions of chief executive officer, president, chief operating officer, division president and board member at various points of his career for multiple healthcare companies.

Thomas D. Miller	Director Since 2016

Mr. Miller serves as President and, Chief Executive Officer of the Company. In April 2016, he was also named to our Board. Prior to joining us, he served as president of Division V Operations for CHS where he oversaw operations of affiliated hospitals in Indiana, New Jersey, Ohio and Pennsylvania. He joined CHS in connection with the acquisition of Triad Hospitals Inc., in July 2007. Mr. Miller has more than 30 years of experience in hospital operations and executive management. Prior to joining CHS, from 1998 through 2007, he served as president and chief executive officer of Lutheran Health Network in northeast Indiana, a system that has grown to include eight hospital facilities. Mr. Miller holds a bachelor’s degree from Auburn University and a master’s degree in hospital and health administration from the University of Alabama at Birmingham. He currently serves on the Board of Trustees of the American Hospital Association. Mr. Miller brings valuable business, management and leadership experience, as well as extensive knowledge of the Company and its operations to the Board. Mr. Miller is able to use his experience and knowledge to contribute key insights into strategic, management and operational matters to the Board.

James T. Breedlove	Director Since 2016

Governance and Nominating Committee Chair

Audit and Compliance Committee Member

Compensation Committee Member

Mr. Breedlove retired in January 2015 from his positions as Senior Vice President, General Counsel and Corporate Secretary of Praxair, Inc. He joined Praxair in 2004 as Vice President, General Counsel and Corporate Secretary and became Senior Vice President in 2006. At Praxair, Mr. Breedlove oversaw Praxair’s Government Relations, Real Estate and Facilities Administration teams and led Praxair’s global Legal Department of over seventy lawyers and was responsible for managing global regulatory, compliance, transactional, securities law and corporate governance issues. Prior to his engagement with Praxair, Mr. Breedlove served as General Counsel for General Electric Company’s global Equipment Management business from 2002 to 2004, having previously served as a Senior Vice President and General Counsel to a division of General Electric Capital Corporation from 1992 to 2002. Mr. Breedlove was an assistant to the Attorney General in the U.S. Department of Justice from 1990 to 1992. Prior to that, Mr. Breedlove held several positions with Philip Morris Capital Corporation from 1978 to 1990, after having begun his career as an associate at Davis Polk & Wardwell. Mr. Breedlove holds a B.A. degree from Harvard College, as well as an M.B.A. from Harvard Business School and J.D. from Harvard Law School. Mr. Breedlove brings executive leadership experience and corporate governance skills to the Board. He has held the positions of general counsel and corporate secretary at Fortune 500 companies and his extensive experience in industries (tobacco and industrial gases) with a high risk profile lends him a unique perspective on risk oversight.

Adam Feinstein	Director Since 2016

Audit and Compliance Committee Chair

Governance and Nominating Committee Member

Mr. Feinstein is co-Founder and Managing Partner of Vesey Street Capital Partners, L.L.C., a healthcare services private equity fund formed in 2014 and has been a Managing Partner since that time. From 2012 to 2014, Mr. Feinstein served as the Senior Vice President of Corporate Development, Strategic Planning and Office of the CEO at Laboratory Corporation of America Holdings (LabCorp) and prior to that served as a Managing Director in Equity Research at Barclays Capital from 2008 to 2012. Since August 2015, Mr. Feinstein has served as a director of Surgery Partners, Inc., a healthcare services company that provides surgical and related ancillary care solutions in support of patients and physicians. He is also a board member at ScribeAmerica, a leading provider of medical scribes, and Imedex, a leading provider of accredited medical education. Mr. Feinstein is a CFA charter holder and has a B.S. in Business from the Smith School at the University of Maryland at College Park. He also completed the Nashville Healthcare Council Fellows program. Mr. Feinstein has significant experience with companies that provide services to hospitals, physicians, payors and post-acute care. Mr. Feinstein’s experience in the private equity and financing industries is of great value to the Board in evaluating potential acquisition candidates and in securing future funding sources. He possesses important industry and leadership experience, gained through his work for companies that provide services to hospitals, physicians, payors and post-acute care, and having served on numerous boards.

Joseph A. Hastings, D.M.D.	Director Since 2016

Compensation Committee Member

Governance and Nominating Committee Member

Dr. Hastings is a private practice orthodontist in Mobile, Alabama. He received a B.A. degree from the University of Alabama at Birmingham and graduated from the University of Alabama at Birmingham School of Dentistry. He completed his post-doctoral training at the Louisiana State University School of Dentistry in New Orleans. Dr. Hastings brings over 30 years of experience and perspective as a health care practitioner to the Board. Dr. Hastings’ career in a small practice setting is typical to that of most of the Company’s facilities and he is able to provide advice to the Board and management about trends in both medicine and the organization and operation of physician practices.

William S. Hussey	Director Since 2016

Mr. Hussey is currently retired. From 2001 through 2015, he held several positions with CHS, including Division President—Division IV Operations and, most recently, Division President—Division VI Operations. In that position, Mr. Hussey oversaw the operations of affiliated hospitals in Florida, Georgia and South Carolina and administered corporate and hospital support for 37 hospitals. Mr. Hussey continues to provide certain consulting services to CHS. Prior to joining CHS, Mr. Hussey held multiple senior operating and management positions with various health care providers, including President and CEO of Gulfside Medical Development from 1997 to 2001; President of the Tampa Division of Columbia/HCA Healthcare Corp. from 1992 to 1997; Senior Vice President of the Hospital Division for Basic American Medical from 1988 to 1992; CEO of AMI St. Joseph Hospital from 1987 to 1988. Mr. Hussey earned a B.S. degree from Nebraska Wesleyan University and a Master of Health Administration from Tulane University. Mr. Hussey brings executive leadership experience and corporate governance skills, as well as extensive industry experience to the Board. He has held several senior leadership positions at various points of his career for multiple healthcare companies, including with CHS. He also brings familiarity with the operating histories of the subsidiaries comprising the Company.

Barbara R. Paul, M.D.	Director Since 2016

Dr. Paul serves as an advisor and board member to healthcare companies. In addition to her role on our Board, she serves as an advisor to Morgan Samuels, a leading executive search firm; and on the board of Natus Medical, Inc., a leading provider of healthcare products and services used for the screening, detection, treatment, monitoring and tracking of common medical ailments in neurological dysfunction, epilepsy, sleep disorders, newborn care, hearing impairment and balance and mobility disorders. She served as Senior Vice President & Chief Medical Officer at CHS from July 2007 through 2014, providing leadership for a number of hospital acquisitions and integrations and being responsible for enhancing the company’s relationship with affiliated physicians, developing physician leaders, and providing strategic direction. Prior to CHS, Dr. Paul was Senior Vice President & Chief Medical Officer for Beverly Enterprises, Inc. (now Golden Living, Inc.). From 1999 to 2004, she worked at the federal Medicare program (Centers for Medicare & Medicaid Services, CMS) for appointees of Presidents Clinton and Bush, where she was Director of the Department of Quality Measurement & Health Assessment. Dr. Paul has a bachelor of science from the University of Wisconsin—Madison and earned her medical degree from Stanford University School of Medicine. Dr. Paul’s career is grounded by twelve years as a board-certified internist and full-time primary care physician. Dr. Paul brings the perspective of a physician to the Board. She also brings clinical insight to quality measures and reporting, electronic health record implementation, and federal government regulation of hospital-practitioner relationships.

R. Lawrence Van Horn, Ph.D.	Director Since 2016

Compensation Committee Chair

Audit and Compliance Committee Member

Professor Van Horn is an associate professor of management and faculty director at Vanderbilt University’s Owen School of Management. He is a leading expert and researcher on healthcare management and economics.

Professor Van Horn consults for national consulting firms, providers, managed care organizations, and pharmaceutical firms. Professor Van Horn also holds faculty appointments in the Vanderbilt University School of Medicine and Law School. Prior to his tenure at Owen, from 1996 to 2006, Professor Van Horn served as an associate professor of economics and management at the William E. Simon Graduate School of Business at the University of Rochester where he was responsible for their graduate programs in health administration. He currently serves on the board of Community Healthcare Trust Inc. and co-founded Health Systems Innovation Network in 1998 where he serves as Principal. Professor Van Horn holds a Ph.D. from the University of Pennsylvania’s Wharton School and an M.B.A., a Master’s in Public Health and a B.A. from the University of Rochester. Professor Van Horn brings his extensive knowledge and research into healthcare industry economics and governance to the Board. He also has unique experience with healthcare decision makers and business executives nationwide regarding healthcare policy.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own greater than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. These persons are required by regulation to furnish us with copies of all Section 16(a) reports that they file. Based solely on our review of copies of these reports that we have received and on representations from all reporting persons who are our directors and executive officers, we believe that during 2016 all of our officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements, except that a Form 4/A was filed on August 18, 2016 for Mr. Miller to correct an understatement of securities acquired on a previous Form 4 filed on August 16, 2016, and a Form 5 was filed on February 13, 2017 for each of Messrs. Culotta, Koury and McCard to report the withholding of stock to satisfy tax withholding obligations on vesting of restricted stock during the prior year.

Election of our Board of Directors

The Issuer’s amended and restated certificate of incorporation provides that the total number of directors on the Board will be fixed from time to time by a majority of the Board. Each member of the Board is elected annually to hold office for a one-year term expiring at the next annual meeting of stockholders or until his or her earlier death, resignation, retirement, disqualification or removal. Each director nominee is elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors may be elected by a plurality of the votes cast at any meeting of stockholders for which a stockholder properly submits a nomination for election to the Board in compliance with the advance notice requirements and provisions set forth in the Issuer’s amended and restated by-laws. If directors are to be elected by a plurality of the votes cast, stockholders are not permitted to vote against a nominee.

Audit and Compliance Committee Report

The information contained in this Audit and Compliance Committee Report shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in any such filing.

The Audit and Compliance Committee of the Board is responsible for providing independent, objective oversight of the Company’s accounting functions and internal controls and processes for monitoring compliance with laws and regulations. The Audit and Compliance Committee is composed of “independent directors,” as defined in the NYSE listing standards (and who satisfy the heightened independence criteria applicable to members of the Audit and Compliance Committee under SEC and NYSE rules), and acts under a written charter in compliance with the Sarbanes-Oxley Act of 2002 and other regulations adopted by the SEC and NYSE.

Audit and Compliance Committee Disclosures

With respect to the fiscal year ended December 31, 2016, the Audit and Compliance Committee hereby reports as follows:

1.	The Audit and Compliance Committee has reviewed and discussed the audited financial statements with the Company’s management.

2.	The Audit and Compliance Committee has discussed with its independent registered public accounting firm, Deloitte & Touche, LLP, the matters required to be discussed by the statement on Auditing Standards No. 1301, “Communications with Audit Committees.”

3.	The Audit and Compliance Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit and Compliance Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm’s independence. In addition, the Audit and Compliance Committee has discussed and considered whether the provision of non-audit services by the Company’s principal auditor, as described above, is compatible with maintaining auditor independence.

4.	Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit and Compliance Committee recommended to the Company’s Board of Directors the inclusion of the audited financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, for filing with the SEC.

This report is respectfully submitted by the Audit and Compliance Committee of the Board of Directors.

The Audit and Compliance Committee

Adam Feinstein, Chair

James T. Breedlove

R. Lawrence Van Horn, Ph.D.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis summarizes the material elements of our compensation programs for our named executive officers (“NEOs”). For the fiscal year ended December 31, 2016, our NEOs were:

Executive	Position
Thomas D. Miller	President, Chief Executive Officer and Director
Michael J. Culotta	Executive Vice President and Chief Financial Officer
Martin D. Smith	Executive Vice President of Operations
James Matthew Hayes	Senior Vice President of Operations
Shaheed Koury, M.D.	Senior Vice President and Chief Medical Officer

Executive Summary

The basic purpose of the Company’s executive compensation program is to attract and retain seasoned professionals with demonstrated abilities to capitalize on growth opportunities in both same-facility and new markets (both geographic and business line), while also adhering to rigorous expense management in an environment of ethical and compliant behavior. By maintaining a competitive executive compensation program, incorporating short-term and long-term components that align the interests of executive management with stockholders and assist in retaining and attracting valuable executive talent, the Company believes that executives are appropriately incentivized to drive Company performance and maximize stockholder value.

Executive compensation in fiscal year 2016 largely reflected practices that were in effect when we spun off from CHS. Decisions as to the compensation of our NEOs prior to the Spin-off were made by CHS based on its compensation practices. When the NEOs were executive officers of CHS, the decisions regarding their compensation were made by CHS’ Compensation Committee of its Board of Directors. Executive compensation decisions following the Spin-off have been made by the Company’s Compensation Committee. In our first year as a standalone public company, our Compensation Committee worked to adopt best practice governance policies and align pay with performance, while also taking into account stockholder returns. We expect our policies and practices will continue to evolve in support of our ongoing business strategy and as we mature as a standalone public company.

2016 Business Highlights

Highlights during fiscal year 2016 include the following:

•	Completed Spin-off from parent CHS on April 29, 2016;

•	Established a strategic plan and took the initial steps to achieve the objectives of (1) refining the Company’s portfolio to include high-quality hospitals and outpatient services, and (2) grow the Company’s revenues and margins;

•	Sold 56-bed Barrow Regional Medical Center and its affiliated outpatient facilities, located in Winder, Georgia, for $6.6 million;

•	Sold 64-bed Sandhills Regional Medical Center and its affiliated outpatient facilities, located in Hamlet, North Carolina, for $7.2 million;

•	Successfully recruited 154 physicians to our hospitals;

•	Demonstrated a 6% improvement in quality scores as measured by a variety of internal metrics and industry standards; and

•	Successfully engaged our physicians in establishing clinical best practices.

Compensation and Governance Highlights

Our executive compensation program has been designed to conform to compensation and governance best practices. For example, we have implemented the following policies, highlighting our commitment to conforming to governance best practices and responsiveness to the perspective of stockholders:

What We Do	What We Don’t Do
Pay for Performance	Employment Agreements with Multi-year Guarantees of Compensation
Multiple Performance Metrics in Our Incentive Plans	Permit Pledging or Hedging of Company Stock by Directors, Executives, and Certain Other Employees
Stock Ownership Guidelines	Repricing of Underwater Stock Options
“Clawback” Provisions	Provide for “Single-trigger” Change-of-Control Severance Payments
Award Caps on Incentive Plans	Provide Current Payment of Dividends or Dividend Equivalents on Unearned Equity Awards
Limited Perquisites	Provide Gross-ups on Perquisites
Use of a Representative and Relevant Peer Group for Benchmarking
Use an Independent Compensation Consultant
Annual Risk Assessment of Executive Compensation Programs Conducted by the Compensation Committee

Executive Compensation Philosophy and Core Principles

The Company’s executive compensation philosophy is to develop and utilize a combination of compensation elements that reward current period performance, facilitate the retention and attraction of top talent, incentivize the successful attainment of future goals, and ultimately drive superior shareholder returns.

The core principles applied by the Company in implementing this philosophy are to provide target compensation levels and a mix of compensation vehicles for each executive that is:

•	Positioned competitively relative to comparable roles at our peers and at companies in the broader market;

•	Ties wealth creation for our executives to the successful execution of the growth objectives under both our short-term and long-term business strategy;

•	Aligns the interests of executive management with stockholders; and

•	Retains and attracts valuable executive talent.

The compensation elements used by the Company during 2016 to reinforce the Company’s compensation philosophy included:

•	Base salaries that are market competitive considering an individual’s role and responsibilities as well as his performance;

•	Annual cash incentive opportunities and equity-based incentive awards that are comparable—both in terms of design and opportunity levels—with our selected peer group companies (see below for a discussion of our peer group);

•	Annual target cash incentive compensation that is at-risk, performance-based, and tied to the attainment of the Company’s growth objectives;

•	Longer-term incentive awards of stock-based compensation that are predominately performance-based and, accordingly, are at risk and further align the interests of executive management with our stockholders; and

•	Provision of longer range savings, retirement, and other benefits, to encourage the retention of the most experienced and talented executives through their most productive and valuable years of employment service.

The majority of our NEOs’ compensation is performance-based and is granted in the form of both short- and long-term incentives. Individuals in a position to influence the growth of stockholder value have larger portions of their total compensation delivered in the form of equity-based long-term incentives. The targeted mix of the compensation program elements for the CEO and other NEOs is shown in the following charts:

Target Compensation Mix

Components of the Executive Compensation Program

Shortly after the Spin-off, in May 2016, the Compensation Committee approved 2016 base salary levels, annual incentive compensation targets, and performance-based restricted stock awards for each of the NEOs. In setting such 2016 compensation levels, the Compensation Committee consulted with its independent compensation consultant, Mercer Human Resources Consulting. Mercer’s work included the identification and review of compensation data of a peer group developed by Mercer and analyzed compensation data at the market 25th percentile, median and 75th percentile for the executive officer positions.

Peer Group

The peer group was comprised of thirteen (13) similarly-sized companies that operate primarily in the healthcare facilities or managed healthcare industries. In selecting the preliminary peer group companies, consideration was given to revenue, market capitalization, enterprise value, number of employees of each company, and companies against which we compete for executive talent, while being sensitive to the positioning of the Company in relation to the peer group medians across the various size metrics.

The thirteen (13) companies included in the 2016 peer group analysis are listed below:

• AmSurg	• Magellan Health

• Brookdale Senior Living	• PharMerica

• Ensign Group	• Select Medical Holdings

• Genesis Healthcare	• Surgical Care Affiliates

• HealthSouth	• Triple-S Management

• Invacare	• Universal American

• LifePoint Health, Inc.

In addition, in setting the initial post-Spin-off pay packages for the senior executives, the Compensation Committee, as recommended by Mercer, also considered that (a) the executive officers were relatively new to their positions as principal executives of a public company; and (b) internal equity is an important consideration in setting initial pay levels, and a balance should be struck between positioning the executives’ pay packages at an appropriate level relative to the market and relative to one another.

Base Salary

In connection with our Spin-off from Community Health Systems, the base salaries of the Chief Executive Officer and the other NEOs were reviewed by the Compensation Committee in May 2016. Generally, the Compensation Committee determined that base salary levels for the NEOs should be increased in order to reflect the increased responsibilities as a result of their respective roles in a new public company. The following table sets forth the 2016 base salaries of the NEOs pre-Spin-off and post-Spin-off.

Name	2016 Pre-Spin-off Base Salary	2016 Post-Spin-off Base Salary
Thomas D. Miller	$675,000	$900,000
Michael J. Culotta	330,000	600,000
Martin D. Smith	580,000	590,023
James Matthew Hayes	367,228	400,000
Shaheed Koury, M.D.	309,000	350,000

Cash Incentive Compensation

Cash incentive compensation awards to the NEOs were eligible to be made pursuant to the Company’s 2016 Employee Performance Incentive Plan (EPIP). This non-equity incentive compensation plan provides for a wide range of potential awards and is utilized as a compensation vehicle for many employees. Cash incentive compensation awards are intended to align employees’ interests with the goals and strategic initiatives established by the Company and with stockholder interests and to reward employees for their contributions during the period to which the incentive award relates. Cash incentive compensation awards are “at risk” as they are subject to the attainment of specific goals.

Cash incentive compensation award targets are typically expressed as a percentage of the individual’s base salary. In 2016, the Committee established the 2016 target EPIP opportunities for our NEOs as follows:

Name	2016 Post- Spin-Off Base Salary	2016 Target Bonus(1)
Thomas D. Miller	$900,000	125%
Michael J. Culotta	600,000	100%
Martin D. Smith	590,023	100%
James Matthew Hayes	400,000	60%
Shaheed Koury, M.D.	350,000	60%

(1)	Expressed as a percentage of the executive’s base salary. For 2016, there was not an opportunity to earn more than the target amount as described further in this section.

Under the 2016 EPIP with respect to the 2016 fiscal year, the target bonus amounts were eligible to be paid based on the Company’s achievement of target adjusted EBITDA and quality objectives, weighted 70% and 30%, respectively. Adjusted EBITDA focuses our executives on profitable growth and cash flow, while quality objectives emphasize the aggregate quality improvement across our hospitals as measured by a variety of internal metrics and industry standards. The quality objectives consist of an aggregation of publicly-reported quality metrics, metrics used in value-based purchasing, and other key internal metrics, such as those relating to patient safety. At the time the target levels were set, the Compensation Committee believed that achieving the relevant targets used to determine bonus amounts, although challenging, was achievable with significant effort from the NEOs. The Compensation Committee determined that it was appropriate to set rigorous financial targets for the 2016 EPIP in order to motivate the NEOs to meet the Company’s business goals and to align NEOs’ interests with the goals and strategic initiatives established by the Company. For 2016, there was not an opportunity to earn more than the target amount.

The following table shows the established targeted goals for adjusted EBITDA and quality objectives under the 2016 EPIP with respect to the 2016 fiscal year:

Performance Goal	Weighting	Threshold	Target
Adjusted EBITDA	70%	$185 million	$220 million
Payout as % of Target*		60.00%	100.00%
Quality Objectives	30%	1% aggregate improvement	10% aggregate improvement
Payout as % of Target*		10.00%	100.00%

In February and April 2017, the Compensation Committee and full Board considered whether, in light of the financial performance of the Company in 2016 as well as the continuing challenges facing the Company into 2017, it continued to be appropriate to pay management, including the NEOs, cash incentive compensation awards under the 2016 EPIP with respect to the 2016 year. After careful deliberation, the Compensation Committee and full Board agreed that management would forego the eligibility of any cash incentive compensation awards under the 2016 EPIP with respect to the 2016 fiscal year. Therefore, no cash incentive compensation was awarded to the NEOs under the above-described 2016 EPIP.

Long-term Incentives

Annual Equity Awards

Equity awards are designed to reward the executives for their longer-term contributions to the success and growth of the Company and are directly linked to maximizing stockholder value. They also serve as a key retention tool, bridging annual base salary and incentive compensation payments to retirement and other end-of-service compensation benefits. Long-term incentives comprise a significant part of the Company’s executive compensation program.

Equity-based incentive awards are made pursuant to the Company’s 2016 Stock Award Plan (the “Stock Award Plan”). This plan provides for a wide variety of stock-based compensation awards, including incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance awards and other share-based awards.

The Company believes annual equity grants directly and effectively align the interests of management with those of stockholders. The Compensation Committee reviews and adjusts annually the size and mix of award types, and for 2016, long-term incentives were awarded in the form of performance-based restricted stock.

Subsequent to the Spin-off, in May 2016, the Compensation Committee met and approved post-Spin-off grants of performance-based restricted stock to the NEOs, as well as grants of time-vested restricted stock to the

NEOs as replacements for certain CHS restricted stock awards that were cancelled and forfeited in connection with the Spin-off. These time-based restricted stock grants vest in one-half increments on the second and third anniversary dates of the grant date.

The following table summarizes the restricted stock grants made to the NEOs:

Name	New Performance- Based Restricted Stock Grants	Replacement of 2/3 Lost Restricted Stock (Time-Vested)(1)
Thomas D. Miller	250,000	23,334
Michael J. Culotta	75,000	4,000
Martin D. Smith	50,000	23,334
James Matthew Hayes	35,000	4,000
Shaheed Koury, M.D.	25,000	2,667

(1)	Grants were made to replace the value of CHS stock forfeited in connection with the Spin-off.

The performance-based restricted stock awards granted in 2016 have both performance and time vesting components. Generally, the performance objective that must be met is the Company’s attainment during the performance period (the eight months ended December 31, 2016, which corresponds to the post-Spin-off period of the Company during 2016) of either an adjusted EBITDA performance goal (for the eight months ended December 31, 2016 of $157.5 million) or a net operating revenues goal (for the eight months ended December 31, 2016 of $1.3185 billion) as approved by the Compensation Committee. These goals were established in light of the challenges of setting multi-year goals immediately upon our becoming an independent, publicly-traded company in the middle of a fiscal year. As described later in this proxy, the Company has adopted a multi-year performance plan in 2017. For purposes of the equity-based incentive awards, adjusted EBITDA is defined as net income attributable to the Company before interest, income taxes, depreciation, and amortization, and adjusted to exclude the impacts of net income (loss) attributable to non-controlling interests, expenses related to legal settlements and related costs, impairment of long-lived assets and goodwill, net loss on sale of hospitals, transaction costs related to the Spin-off, severance costs for post-Spin-off headcount reductions, and the operational losses of hospitals that were divested during the reporting period.

In February 2017, the Committee determined that the Company had achieved the net operating revenues goal; as a result, 100% of the performance-based restricted stock awards granted to the NEOs in 2016 were deemed to be earned and subject only to future time vesting restrictions. These time vesting restrictions will lapse in equal one-third (1/3) increments on each of the first three (3) anniversaries of the grant date, provided that the grantee continues to be employed on such dates, subject to certain exceptions, including those noted below.

Notwithstanding the performance objectives and the vesting requirements described above, the restrictions will lapse earlier in the event of the death or disability of the grantee, or in the event of a change in control of the Company if and to the extent that the outstanding awards are not assumed, continued or replaced by the acquirer on terms that are equal to or more favorable than the terms of the original grant. In the event of a grantee’s termination of employment without cause by his or her employer, the award will not be terminated; rather when it is determined that the performance objective has been met (or if it has already been met), the award will accelerate in its entirety on such date.

Outstanding Equity Awards Prior to the Spin-off

Pursuant to the Employee Matters Agreement dated April 29, 2016 by and between CHS and the Company, treatment of outstanding equity awards held by QHC employees at the time of the Spin-off was as follows:

•	Vested and unvested options to purchase CHS stock will remain outstanding and be exercisable according to their terms until their stated expiration date. The exercise prices of those options were appropriately adjusted to reflect the intrinsic value of such awards at the time of the Spin-off. Unvested CHS options will vest through such QHC employees’ continued service with QHC.

•	Excluding awards granted on March 1, 2016, restricted stock awards will be adjusted for the number of whole shares (rounded down) of QHC common stock that they would have received as a shareholder of CHS as if the underlying CHS stock were unrestricted.

•	The portion of restricted stock awards granted to any QHC employee on March 1, 2016 that was scheduled to vest on March 1, 2017 will be adjusted for the number of whole shares (rounded down) of QHC common stock that they would have received as a shareholder of CHS as if the underlying CHS stock were unrestricted, and the remaining two year vesting periods ending March 1, 2018 and 2019, respectively, were canceled and forfeited immediately following the Spin-off. These awards were replaced with restricted stock awards in QHC (see above).

•	The QHC restricted stock awards received in the Spin-off will continue to vest on the same terms as the CHS restricted stock awards to which they relate through the continued service by such employees with QHC.

Program Changes for 2017

For 2017, the Compensation Committee made the following decisions and modifications to our executive compensation programs in order to recognize the Company’s performance challenges and related shareholder returns in 2016, and more strongly align NEO equity grants with shareholder interests:

•	None of the NEOs received base salary increases for 2017;

•	Target bonuses (expressed as a percentage of base salary) will remain unchanged from 2016 levels; and

•	Target 2017 LTI grants will be half performance-based restricted stock and half time-based restricted stock. Performance-based restricted stock grants will be contingent on the achievement of specified levels of cumulative revenue dollars and cumulative adjusted EBITDA dollars (each metric weighted 50%) over the two-year performance period (2017-2018).

Additional details regarding our NEOs’ 2017 compensation program will be provided in our 2018 proxy statement.

Health and Welfare Benefits

The Company’s NEOs are each eligible to participate in the Company’s customary qualified benefit plans for health, dental, vision, life insurance, long-term disability and retirement savings (401(k)). The NEOs are eligible to participate in these plans on the same basis (i.e., benefits, premium amounts and co-payment deductibles) as all other full-time employees of the Company. The Company’s NEOs also participate in or receive additional benefits described below, which are competitive with the benefits provided to executives of other companies.

Retirement and Deferred Compensation Benefits

The Company’s NEOs also participate in executive compensation arrangements available only to specified officers of the Company and certain key employees of its subsidiaries. These plans include the Amended and Restated Supplemental Executive Retirement Plan (the “SERP”) and the QHCCS, LLC Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”), each of which is a non-qualified plan under the IRC. The benefits under these plans are made available to the NEOs to encourage and reward their continued service through their most productive years. We believe that the provision of a retirement benefit is necessary to remain competitive with the Company’s peer group, and is thus an important element for the recruitment and retention of executives.

Perquisites

The Company provides limited perquisites to its NEOs, and it believes that the supplemental benefits that are provided to the NEOs are both (a) reasonable when compared to the peer group and other similarly-sized companies, and (b) appropriate additional items of compensation for these individuals.

Group-term life insurance (or a combination of group-term life insurance and individually-owned policies) is provided for each of the NEOs in an amount equal to four (4) times the individual’s base salary.

The Company operates aircraft to facilitate the operation and management of its business. The Board has adopted a policy that requires the CEO to use the Company’s aircraft for both his business and personal travel, provided that when travel by commercial aircraft is demonstrably more efficient and does not involve unreasonable personal risk, the CEO may use commercial aircraft. From time to time, and if approved by the CEO, the other NEOs are also permitted to use the Company’s aircraft for their personal use. The incremental cost of personal air travel attributable to each NEO’s personal aircraft usage has been included in the Summary Compensation table below. In addition, NEOs are taxed on the income attributable to their personal use of company aircraft based on IRS guidelines and are not grossed up by the Company.

Employment Contracts; Change in Control Severance Agreements

None of the Company’s executive officers have a written employment agreement with the Company or any of its subsidiaries, and only two of the NEOs, Messrs. Miller and Smith (collectively, the “Covered Executives”), have change in control severance agreements (the “CIC Agreements”), as a result of such agreements being assumed by the Company from CHS in connection with the Spin-off. The CIC Agreements are considered “double trigger” agreements and require both the occurrence of a change in control of the Company and a qualified termination of employment for any cash severance benefits to become payable.

The CIC Agreements provide for certain compensation and benefits in the event of termination of a Covered Executive’s employment during the period following a change in control of the Company (as defined in the CIC Agreements), (A) by the Company, other than as a result of the Covered Executive’s death or disability within thirty-six (36) months of the change in control, but not for cause, or (B) by the Covered Executive, upon the happening of certain “good reason” events within twenty-four (24) months of the change in control, including:

•	Certain changes in the Covered Executive’s title, position, responsibilities or duties,

•	A reduction in the Covered Executive’s base salary,

•	Certain changes in the Covered Executive’s principal location of work,

•	The failure of the Company to perform its obligations under or to continue in effect any material compensation or benefit plan, or

•	Certain other employer actions that would cause the Covered Executive to lose the benefits of the CIC Agreement.

Compensation and benefits payable under the CIC Agreements include, in the event of a qualifying termination of employment, a lump sum payment equal to the sum of:

•	Unpaid base pay,

•	Accrued but unused paid vacation or sick pay and unreimbursed business expenses,

•	Any other compensation or benefits in accordance with the terms of the Company’s existing plans and programs,

•	A pro rata portion of the incentive bonus that would have been earned by the Covered Executive for the year of termination based on actual performance, and

•	The sum of three (3) times the sum of base salary and the greater of:

(A)	the highest incentive bonus earned during any of the three (3) fiscal years prior to the fiscal year in which the Covered Executive’s termination of employment occurs or, if greater, the three (3) fiscal years prior to the fiscal year in which a change in control occurs and

(B)	the target incentive bonus for the fiscal year in which the Covered Executive’s termination of employment occurs assuming the performance objectives were met in full.

•	The Covered Executives will also be entitled to continuation of certain health and welfare benefits for thirty-six (36) months following termination and reimbursement of up to $25,000 for outplacement counseling and related benefits.

In the event that a Covered Executive is entitled to receive payment pursuant to his CIC Agreement, that executive officer will not be eligible for additional severance benefits under another arrangement.

Prior to 2009, all CIC Agreements entered into by CHS with its executive officers entitled the executive officers to receive certain “gross-up” payments to offset any excise tax imposed by Section 4999 of the IRC on any payment or distribution by the Company to and for their benefit, including under any stock option, restricted stock or other agreement, plan or program; provided, however that if a reduction in such payments or distributions by 10% or less would cause no excise tax to be payable, then the payments and distributions to the Covered Executive will be reduced by that amount and no excise tax gross up payment will be paid. Both the Covered Executives entered their respective CIC Agreements with CHS prior to 2009, and we assumed the CIC Agreements with the Covered Executives from CHS in connection with the Spin-off. We assumed no other CIC Agreements from CHS, and no employment agreements entered into by us since the Spin-off contain any tax “gross-up” provisions.

In addition to the benefits payable under the life insurance policy or the long-term disability policy described above, in the event an NEO dies or is permanently disabled while employed by the Company, vesting is fully accelerated for all grants under the Company’s Stock Award Plan.

Additional Executive Compensation Policies

Stock Ownership Policies

The Quorum Health Corporation Stock Ownership Guidelines align the interests of its directors and executive officers with the interests of stockholders and promote the Company’s commitment to sound corporate governance. The guidelines apply to the following officers and non-executive directors of the Company, in the indicated multiples of either an officer’s base salary or a non-management director’s annual cash retainer, as applicable, at the time the participant becomes subject to the guidelines:

Position with the Company	Value of Common Stock Required
President/Chief Executive Officer	5.0x salary
Non-Executive Members of the Board	5.0x retainer fee
Executive Vice Presidents	3.0x salary
Other Officers Named in the Company’s Proxy Statement	3.0x salary
Other Officers above Vice President	1.5x salary
Vice Presidents	1.0x salary

Company leaders subject to these guidelines are expected to achieve their respective ownership levels within five (5) years of becoming subject to the guidelines (and an additional five (5) years in the event of a promotion to a higher guideline). Once achieved, ownership of the guideline amount must be maintained for as long as the individual is subject to these Stock Ownership Guidelines. Until such time as a Company officer or director satisfies the Stock Ownership Guidelines, that individual will also be required to hold, for at least one year, 100% of the shares received upon the exercise of stock options and upon the vesting of full value stock awards, including but not limited to restricted stock awards and restricted stock units, in each case net of those shares required to pay the exercise price and any taxes due upon exercise or vesting.

Stock that counts towards satisfaction of the Company’s Stock Ownership Guidelines includes: (i) Company common stock held outright by the participant or his or her immediate family members living in the same household; (ii) restricted stock and restricted stock units issued and held as part of an executive officer’s or director’s long-term compensation, whether or not vested; (iii) Company common stock underlying vested QHC stock options; and (iv) Company common stock acquired on stock option exercises that the participant continues to hold. The Governance and Nominating Committee of the Board reviews each participant’s progress and compliance with the applicable guidelines and may grant any hardship waivers or exceptions (e.g., in the event of a divorce) as it deems necessary and appropriate.

Compensation “Clawback” Policy

In connection with the Spin-off, the Board adopted a policy (the “Clawback Policy”) requiring that, in certain circumstances, the elected officers of the Company reimburse the Company for the amount and/or value of performance-based cash, stock or equity-based awards received by such elected officers, and/or gains realized by such elected officers in connection with these awards. The circumstances triggering this recoupment require a determination by the Board, or an appropriate committee of the Board, that fraud or misconduct by an elected officer materially contributed to the Company having to restate all or a portion of its financial statements. The Board or the appropriate committee is granted the right to determine, in its discretion, the action necessary to remedy the misconduct. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including consideration of fairness and equity, and may require reimbursement to the extent the value transferred to the elected officer can be reasonably attributed to the reduction in the restated financial statements and the amount of the award would have been lower than the amount actually paid, granted or realized. The Company intends to impose such additional recoupment obligations as are necessary to ensure continuing compliance with other applicable laws including compliance with final SEC-clawback rules to be adopted under the Dodd-Frank Act once such final rules have been adopted.

Prohibition on Pledging and Hedging

The Company considers it inappropriate for any director or executive officer to enter into speculative transactions involving the Company’s securities. Therefore, the Company’s insider trading policy prohibits directors and executive officers from trading in any put or engaging in any short sale or other hedging transaction (including a short sale “against the box”) or equity swap of Company securities, or trading in any call or other derivative on Company securities. The insider trading policy also prohibits any director or executive officer from pledging Company securities, including holding such securities in a margin account.

Risk Assessment of Executive Compensation

The Compensation Committee, with management and the Compensation Committee’s independent executive compensation consultant, Mercer Human Resources Consulting, assesses the risk levels of the Company’s executive compensation programs. As part of this assessment, the Compensation Committee reviews the Company’s compensation programs for certain design features identified by the Compensation Committee and its advisors as having the potential to encourage excessive risk-taking and considers the Company’s compensation programs in light of the Company’s key enterprise and business strategy risks. The Compensation Committee believes that the Company’s compensation programs are designed so that they do not include compensation mix overly weighted toward annual incentives, highly leveraged short-term incentives, uncapped or “all or nothing” bonus payouts or unreasonable performance goals. Additionally, the Company’s executive compensation “clawback” policy allows the Company to recover bonus payments and certain equity awards under certain circumstances, and compliance and ethical behaviors of the Company’s executive officers are factors considered in all performance and bonus assessments. Based on its assessment, the Compensation Committee believes that the Company’s compensation programs do not motivate excessive risk-taking that could reasonably be expected to have a materially adverse effect on the Company. These principles are reviewed on a periodic basis as a part of the overall enterprise risk assessment.

Oversight of the Executive Compensation Program

The Compensation Committee of the Board oversees the Company’s executive compensation program. Each of the Compensation Committee members is fully independent of management and has never served as an employee or officer of the Company or its subsidiaries. In addition to meeting the independence requirements of the NYSE, each member of the Compensation Committee is an “outside director” for purposes of Section 162(m) of the IRC and is a “non-employee director” for purposes of Section 16(b) of the Exchange Act.

The CEO periodically reviews the performance of each of the NEOs, excluding himself, develops preliminary recommendations regarding salary adjustments and annual and long-term award amounts, and provides recommendations to the Compensation Committee. The Compensation Committee can exercise its discretion to modify any recommendations and make final decisions.

Tax Considerations

Section 162(m) of the IRC limits the Company’s ability to deduct certain compensation in excess of $1 million paid to the Company’s Chief Executive Officer and to certain of the Company’s other NEOs. This limitation does not apply to compensation that constitutes under applicable regulations “qualified performance-based compensation”. The Company aims to design the performance-based compensation paid to its NEOs so that it will satisfy the requirements for deductibility under Section 162(m). The Compensation Committee considers Section 162(m) when making compensation decisions, but other considerations, such as providing the Company’s NEOs with competitive and adequate incentives to remain with the Company and increase the Company’s business operations, financial performance and prospects, as well as rewarding extraordinary contributions, also significantly factor into the Compensation Committee’s decisions. In this regard, the Compensation Committee believes that stockholder interests are best served if it retains discretion and flexibility in awarding compensation to the Company’s NEOs.

Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”)

ASC 718 requires a public company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The Company’s equity awards to the NEOs are structured to comply with the requirements of ASC 718. To maintain the appropriate equity accounting treatment, the Company takes such accounting treatment into consideration when designing and implementing its compensation programs.

Compensation Committee Interlocks and Insider Participation

During 2016, Mr. Breedlove, Mr. Gracey, Dr. Hastings and Dr. Van Horn served on our Compensation Committee. None of the members of the Compensation Committee has been an officer or employee of the Company. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Compensation Committee.

Summary Compensation Table

The following table includes information regarding our NEOs’ total compensation earned during the years presented. None of our NEOs were named executive officers of CHS during the years presented, and position titles refer to each NEO’s title with the Company. This table is prepared in accordance with SEC rules which require that equity awards be valued based on the grant date fair value of such awards, and there can be no assurance regarding the extent to which the value of such stock-based compensation reflected in the table below (including performance-based restricted stock) will be realized by any executive.

				Plan Based Awards		Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)
Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (1)	Restricted Stock Awards ($) (2)	Option Awards ($) (3)				Total Compensation ($)
Thomas D. Miller President and Chief Executive Officer	2016	829,529	150,000	3,535,469	—	—	370,945	30,145	4,916,088
	2015	675,000	13,500	1,698,200	—	108,000	348,758	18,290	2,861,748
	2014	650,000	50,000	1,452,850	—	614,250	332,149	21,952	3,121,201
Michael J. Culotta Executive Vice President and Chief Financial Officer	2016	510,017	—	1,016,545	—	—	—	24,271	1,550,833
	2015	315,000	50,000	291,120	—	31,501	—	20,511	708,132
	2014	300,000	15,000	124,530	—	165,000	—	47,852	652,382
Martin D. Smith Executive Vice President of Operations	2016	590,022	—	981,469	—	—	267,954	15,623	1,855,068
	2015	580,000	—	1,698,200	—	40,600	190,196	9,886	2,518,882
	2014	560,000	—	1,452,850	—	672,005	197,883	12,343	2,895,081
James M. Hayes Senior Vice President—Operations	2016	389,090	—	505,745	—	—	—	12,045	906,880
	2015	360,000	20,000	291,120	—	—	—	11,305	682,425
	2014	348,543	—	249,060	—	153,010	—	10,236	760,849
Shaheed Koury, M.D. Senior Vice President and Chief Medical Officer	2016	336,351	—	358,446	—	—	—	42,488	737,285

(1)	Amounts represent cash-based salary and bonus compensation before any deferrals under CHS’ or the Company’s deferred compensation plans, as applicable. Mr. Miller’s cash bonus reflected in the “Bonus” column for 2016 was earned prior to the Spin-off and was related primarily to hospital acquisitions under CHS.
(2)	The dollar amounts shown in this column represent the fair value of restricted shares on their respective grant dates: May 3, 2016 ($12.77 per share, March 1, 2016 ($15.43 per share), March 1, 2015 ($48.52 per share) and March 1, 2014 ($41.51 per share). The grant date fair value of restricted shares included in the table above is based on a 100 percent probability of meeting the performance conditions. The grant date fair value was computed in accordance with ASC 718. The market value for the restricted stock awards on their respective first vesting dates were as follows: $8.52 per share on March 1, 2017 for awards granted on March 1, 2016, $15.43 per share on March 1, 2016 for awards granted on March 1, 2015, and $48.52 per share on March 1, 2015 for awards granted on March 1, 2014.
(3)	No options were granted in 2014, 2015 and 2016.
(4)	Amounts represent the actuarial increase in the present value of the named executive officer’s benefit under the SERP using interest rate and mortality rate assumptions consistent with those used in CHS’ and the Company’s financial statements, as applicable, and includes amounts which the named executive officers may not currently be entitled to receive because such amounts are not vested. The non-qualified deferred compensation plan earnings contained no above-market or preferential portion of earnings for 2016, 2015 or 2014.
(5)	All Other Compensation for the year ended December 31, 2016 consists of the following:

Name	Long-Term Disability Premiums ($)	401(k) Plan Employer Matching Contributions($)	Life Insurance Premiums ($)	Relocation ($)	Personal Airplane Use ($)
Thomas D. Miller	4,428	7,950	17,507	—	260
Michael J. Culotta	3,666	7,950	12,655	—	—
Martin D. Smith	1,524	7,950	6,149	—	—
James M. Hayes	1,433	7,950	2,662	—	—
Shaheed Koury, M.D.	1,229	7,950	3,482	29,827	—

Grants of Plan-Based Awards

The following table sets forth information regarding restricted stock awards granted under the Stock Award Plan, including the grant date fair value of these awards, and the range of potential cash incentive payments under the 2016 Employee Performance Incentive Plan for the NEOs for the year ended December 31, 2016. The awards listed in the table include both the awards granted by QHC subsequent to the Spin-off, as well as the replacement awards issued by QHC for the portion of the March 1, 2016 CHS restricted stock grants that were forfeited in connection with the Spin-off. All awards are described in more detail in the Compensation Discussion and Analysis section above. There can be no assurance that the grant date fair value of restricted stock awards will ever be realized.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stocks or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards Per Share ($)	Grant Date Fair Value of Stock and Options Awards ($) (5)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Thomas D. Miller			506,250	1,125,000	—	—	—	—	—	—	—	—
	3/1/2016	(2)	—	—	—	—	2,916	2,916	—	—	—	44,994
	5/3/2016	(3)	—	—	—	—	250,000	250,000	—	—	—	3,192,500
	5/3/2016	(4)	—	—	—	—	—	—	23,334	—	—	297,975
Michael J. Culotta			270,000	600,000	—	—	—	—	—	—	—	—
	3/1/2016	(2)	—	—	—	—	500	500	—	—	—	7,715
	5/3/2016	(3)	—	—	—	—	75,000	75,000	—	—	—	957,750
	5/3/2016	(4)	—	—	—	—	—	—	4,000	—	—	51,080
Martin D. Smith			265,510	590,023	—	—	—	—	—	—	—	—
	3/1/2016	(2)	—	—	—	—	2,916	2,916	—	—	—	44,994
	5/3/2016	(3)	—	—	—	—	50,000	50,000	—	—	—	638,500
	5/3/2016	(4)	—	—	—	—	—	—	23,334	—	—	297,975
James M. Hayes			108,000	240,000	—	—	—	—	—	—	—	—
	3/1/2016	(2)	—	—	—	—	500	500	—	—	—	7,715
	5/3/2016	(3)	—	—	—	—	35,000	35,000	—	—	—	446,950
	5/3/2016	(4)	—	—	—	—	—	—	4,000	—	—	51,080
Shaheed Koury, M.D.			94,500	210,000	—	—	—	—	—	—	—	—
	3/1/2016	(2)	—	—	—	—	333	333	—	—	—	5,138
	5/3/2016	(3)	—	—	—	—	25,000	25,000	—	—	—	319,250
	5/3/2016	(4)	—	—	—	—	—	—	2,667	—	—	34,058

(1)	As described in the section titled “Executive Compensation—Compensation Discussion and Analysis—Cash Incentive Compensation”, no cash incentive compensation awards were paid to the NEOs in 2016. For 2016 there was not an opportunity to earn more than the target amount. The amounts reported in the “Threshold” and “Target” columns are annualized dollar amounts for comparison purposes; however, the actual awards were subject to 2/3rds proration to account for the Spin-off time period.
(2)	With respect to this March 1, 2016 grant of restricted stock, the award above reflects the Spin-off as-adjusted award and the time-based restrictions lapse on the first anniversary of the grant date. For a further discussion, see “Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentives”.
(3)	With respect to this May 3, 2016 grant of restricted stock, the performance measure was the achievement of either an adjusted EBITDA performance goal or a net operating revenues goal. Since the performance criteria was met, the awards time-based restrictions will lapse in equal one-third increments on each of the first three (3) anniversaries of the grant date. For a further discussion, see “Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentives”.
(4)	With respect to this May 3, 2016 grant of time-based restricted stock, these awards vest in one-half increments on the second and third anniversaries of the grant date.
(5)	Represents the grant date fair value calculated under ASC 718. The dollar amounts shown in this column represent the fair value of restricted shares on their respective grant dates: March 1, 2016 ($15.43 per share) and May 3, 2016 ($12.77 per share). The closing market value of the shares of the Company’s common stock at December 30, 2016 was $7.27 per share.

Outstanding Equity Awards at Fiscal Year End

The following table shows unvested restricted stock awards as of December 31, 2016 for the NEOs. The table excludes awards issued by CHS which were forfeited/terminated effective as of the date of the Spin-off. The table also excludes CHS stock options held by our NEOs. There were no QHC stock options awarded by QHC following the Spin-off. In accordance with the Employee Matters Agreement, options in CHS were adjusted to preserve the intrinsic value on the date of the Spin-off. These options will remain exercisable until the original stated expiration date.

			Stock Awards
Name	Grant Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Thomas D. Miller	3/1/2014	(2)	2,083	15,143	—	—
	3/1/2014	(2)	833	6,056	—	—
	3/1/2015	(2)	5,833	42,406	—	—
	3/1/2016	(2)	2,916	21,199	—	—
	5/3/2016	(2)	250,000	1,817,500	—	—
	5/3/2016	(3)	23,334	169,638	—	—

Michael J. Culotta	3/1/2014	(2)	250	1,818	—	—
	3/1/2015	(2)	1,000	7,270	—	—
	3/1/2016	(2)	500	3,635	—	—
	5/3/2016	(2)	75,000	545,250	—	—
	5/3/2016	(3)	4,000	29,080	—	—

Martin D. Smith	3/1/2014	(2)	2,083	15,143	—	—
	3/1/2014	(2)	833	6,056	—	—
	3/1/2015	(2)	5,833	42,406	—	—
	3/1/2016	(2)	2,916	21,199	—	—
	5/3/2016	(2)	50,000	363,500	—	—
	5/3/2016	(3)	23,334	169,638	—	—

James M. Hayes	3/1/2014	(2)	500	3,635	—	—
	3/1/2015	(2)	1,000	7,270	—	—
	3/1/2016	(2)	500	3,635	—	—
	5/3/2016	(2)	35,000	254,450	—	—
	5/3/2016	(3)	4,000	29,080	—	—

Shaheed Koury, M.D.	3/1/2014	(2)	250	1,818	—	—
	3/1/2015	(2)	666	4,842	—	—
	3/1/2016	(2)	333	2,421	—	—
	5/3/2016	(2)	25,000	181,750	—	—
	5/3/2016	(3)	2,667	19,389	—	—

(1)	The market value is based on the closing price of QHC common stock on the NYSE on December 30, 2016 of $7.27 per share, the last trading day of 2016, multiplied by the number of RSUs or performance shares, as applicable.
(2)	These shares are subject to both performance and time-based vesting, with vesting based on the achievement of Company pre-determined objectives during the calendar year after grant. Since all performance measures were met, the awards’ time-based restrictions will now lapse in accordance with the terms of the respective award, which is in one-third increments on each of the first three anniversaries of the grant date.
(3)	These time-based awards vest in one-half increments on the second and third anniversaries of the grant date.

Option Exercises and Stock Vested

The following table sets forth certain information regarding the number of stock awards that vested for our NEOs during the year ended December 31, 2016. There were no QHC stock options awarded or exercised during the period.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)(1)
Thomas D. Miller	—	—
Michael J. Culotta	416	2,654
Martin D. Smith	—	—
James M. Hayes	—	—
Shaheed Koury, M.D.	250	1,720

(1)	The value realized upon vesting is based on the number of shares vesting multiplied by the closing price of our common stock on the date the award vested.

Pension Benefits

Prior to the Spin-off, on April 1, 2016, the Company adopted the SERP, and subsequently, amended and restated the SERP on May 24, 2016, for the benefit of our officers and key employees of our subsidiaries. This plan is a non-contributory non-qualified defined benefit plan that provides for the payment of benefits from the general funds of the Company. The Compensation Committee of our Board administers this plan, and all determinations and decisions made by the Compensation Committee are final, conclusive and binding upon all participants. In particular, the defined benefit provided under the SERP is intended to supplement the incentives provided by the other elements of the executive compensation program, for which the maximum provision of benefits is limited to three (3) years.

The SERP generally provides that, when a participant retires after his or her normal retirement date (age 65), he or she will be entitled to receive a single lump-sum payment based on the actuarially-determined monthly income payment based on a monthly calculation of (i) the participant’s annual retirement benefit, reduced by (ii) the participant’s monthly amount of Social Security old age and survivor disability insurance benefits payable to the participant commencing at his or her unreduced Social Security retirement age.

The Company’s NEOs are also eligible to participate in and contribute to the Company’s non-qualified Deferred Compensation Plan. The Deferred Compensation Plan permits participants to defer up to 75% of their annual base salary, service bonus and performance-based compensation, as well as up to 100% of their incentive compensation in any calendar year, subject to any administrative constraints as may be established by the QHCCS, LLC Retirement Committee, which administers the Deferred Compensation Plan. Participants’ accounts increase or decrease based on the hypothetical investment of the account balances in one or more investment funds, and are credited and debited in accordance with the actual financial performance of such funds. Participants elect the investment funds in which their accounts are hypothetically invested. Participants are entitled to receive distribution of their vested accounts generally upon a termination of employment (including by reason of disability or death). However, participants may elect to receive all or a portion of their accounts on a specified date or dates. Distributions generally will be made in a lump sum. Employees’ voluntary contributions to this plan are tax deferred, but are subject to the claims of the general creditors of the Company.

The table below shows the present value of accumulated benefits payable to each of the NEOs as of December 31, 2016, including the number of years of service credited to each such NEO. Under the Company’s

SERP, the present value is determined by using discount rate and mortality rate assumptions consistent with those described in the SERP plan document.

This plan is a non-contributory non-qualified defined benefit plan that provides for the payment of benefits from the general funds of the Company. The plan generally provides that, when a participant retires after his or her normal retirement age (age 65), he or she will be entitled to receive a single lump-sum payment based on the actuarially-determined monthly income payment based on a monthly calculation of (i) the participant’s Annual Retirement Benefit, reduced by (ii) the participant’s monthly amount of Social Security old age and survivor disability insurance benefits payable to the participant commencing at his or her unreduced Social Security retirement age. For this purpose, the “Annual Retirement Benefit” means an amount equal to the sum of the participant’s compensation for the highest three (3) years out of the last five (5) full years of service preceding the participant’s termination of employment, divided by three (3), then multiplied by the lesser of (i) 60% or a (ii) percentage equal to 2% multiplied by the participant’s years of service.

Name	Plan Name	Number of Years of Credited Service (#)(1)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Thomas D. Miller	SERP	9.42	2,784,595	—
Michael J. Culotta	SERP	0.67	—	—
Martin D. Smith	SERP	8.00	1,434,271	—
James M. Hayes	SERP	0.67	—	—
Shaheed Koury, M.D.	SERP	0.67	—	—

(1)	The Named Executive Officers participating in the SERP receive one year and one month of credited service for each year and one month of actual service.

Non-qualified Deferred Compensation

The following table shows the contributions, earnings and account balances for the NEOs in the Deferred Compensation Plan. Participation in this plan is limited to a selected group of management or highly compensated employees of the Company. The participants may select their investment funds in the plan in which their accounts are deemed to be invested.

Distributions from the plan are in a lump sum payment as soon as administratively feasible, but no later than 60 days following the date on which the participant is entitled to receive the distribution. The election for the deferral may not be made less than 12 months prior to the date of the first scheduled payment. An election relating to the form of payment may be made as permitted under Section 409A of the IRC.

Name	Executive Contributions in Last FY ($)(1)	Aggregate Earnings (Losses) in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)(4)
Thomas D. Miller	13,613	97,014	—	1,533,378
Michael J. Culotta	55,464	15,313	(31,195)	135,169
Martin D. Smith	—	2,315	—	41,755
James M. Hayes	—	2,797	—	29,480
Shaheed Koury, M.D.	61,988	8,667	—	109,170

(1)	Contributions from 2016 salary. These amounts are also included as compensation in the Summary Compensation Table.
(2)	Investment earnings (losses) for 2016.

(3)	Plan Balance as of December 31, 2016. The following amounts were previously reported as compensation in QHC’s Summary Compensation Table for previous years: Mr. Miller, $770,819 and Mr. Culotta $98,689.
(4)	The year-end balance for Mr. Miller included balances in the CHS/Community Health Systems, Inc. Deferred Compensation Plan of $1,355,701 and a balance from the CHS NQDCP (the former Triad Hospitals, Inc. Non-qualified deferred compensation plan) of $177,677. The year-end balance for Mr. Smith is the balance in the CHS NQDCP. The year-end balances for Mr. Culotta, Mr. Hayes and Dr. Koury are the balances in the CHS/Community Health Systems, Inc. Plan. Subsequent to year end, the balances for all NEOs were rolled over into the QHCCS Deferred Compensation Plan.

Potential Payments upon Termination or Change in Control

The table below sets forth potential payments and/or benefits that would be provided to our NEOs upon termination of employment or a change in control. These amounts are the incremental or enhanced amounts that an NEO would receive that are in excess of those benefits that the Company would generally provide to other employees under the same circumstances. These amounts are estimates only and are based on the assumption that the terminating event or a change in control, as applicable, occurred on December 31, 2016. The closing price of the Company’s common stock was $7.27 on December 30, 2016.

Named Executive Officer	Cash Severance ($)	Acceleration of Options ($)	Acceleration of Restricted Stock ($)	Retirement Benefit - SERP ($)	Health and Welfare Benefits ($)	Outplacement Counseling and Related Benefits ($)	Excise Tax Gross Up ($)	Total ($)
Thomas D. Miller
Voluntary termination	—	—	—	—	—	—	—	—
Involuntary Termination	—	—	—	3,769,274	—	—	—	3,769,274
Change in Control of QHC	4,950,000	—	2,071,942	5,862,704	31,450	25,000	—	12,941,096
Michael J. Culotta
Voluntary termination	—	—	—	—	—	—	—	—
Involuntary Termination	—	—	—	—	—	—	—	—
Change in Control of QHC	—	—	587,053	—	—	—	—	587,053
Martin D. Smith
Voluntary termination	—	—	—	—	—	—	—	—
Involuntary Termination	—	—	—	—	—	—	—	—
Change in Control of QHC	3,786,084	—	617,942	5,632,993	56,537	25,000	4,135,311	14,253,867
James M. Hayes
Voluntary termination	—	—	—	—	—	—	—	—
Involuntary Termination	—	—	—	—	—	—	—	—
Change in Control of QHC	—	—	298,070	—	—	—	—	298,070
Shaheed Koury, M.D.
Voluntary termination	—	—	—	—	—	—	—	—
Involuntary Termination	—	—	—	—	—	—	—	—
Change in Control of QHC	—	—	210,220	—	—	—	—	210,220

Below is a discussion of the estimated payments and/or benefits under four events:

(1)	Voluntary Termination, which includes resignation and involuntary termination for cause, including the Company’s termination of the NEO’s employment for reasons such as violation of certain Company policies or for performance related issues, but does not include retirement.

(2)	Retirement, as defined in the various plans and agreements.

(3)	Involuntary Termination, which includes a termination other than for cause, but does not include a termination related to a change in control of the Company.

(4)	Change in Control of the Company, as defined in the CIC Agreements (for those executives with such agreements) previously described in the “Employment Contracts; Change in Control Severance Agreements” section of the Compensation Discussion and Analysis section.

Severance Benefits

The hypothetical benefit to be received by any executive of the Company for a particular event should not be combined with any other event, as an NEO could be compensated, if at all, for only one event.

Voluntary Termination. No severance amounts are payable in the event of voluntary termination or an involuntary termination for cause.

Retirement. No severance amounts are payable upon retirement.

Involuntary Termination. No severance amounts are payable in the event of an involuntary termination.

Change in Control of QHC. Pursuant to the CIC Agreements with Messrs. Miller and Smith, in the event of both a change in control of the Company and certain qualifying terminations of employment, the Covered Executives would receive three (3) times the sum of the base salary and the greater of (A) the highest incentive bonus earned during any of the three (3) fiscal years prior to the fiscal year in which the Covered Executive’s termination of employment occurs or, if greater, the three (3) fiscal years prior to the fiscal year in which a change in control occurs or (B) the target incentive bonus for the fiscal year in which the Covered Executive’s termination of employment occurs, assuming all performance objectives were met in full.

Equity-Incentive Plan Awards

Each NEO has outstanding long-term incentive awards granted under the Company’s equity-based plans. See the Grants of Plan-Based Awards and the Outstanding Equity Awards at Fiscal Year-End Tables above. In certain termination events or upon a change in control where outstanding awards are not assumed by the successor corporation or replaced with awards with a vesting schedule and performance objectives that are equally or more favorable than existing terms, there would be an acceleration of the vesting schedule of restricted stock.

Voluntary Termination. If an NEO voluntarily terminates his employment, or the Company terminates his employment for cause, his unvested restricted stock and unvested performance-based restricted stock will be forfeited.

Retirement. Upon retirement, unvested restricted stock and unvested performance-based restricted stock will be forfeited.

Involuntary Termination. With respect to restricted stock and performance-based restricted stock, if an NEO’s employment is terminated as a result of his death or disability, all unvested restricted stock will fully vest. Additionally, if an NEO is terminated by the Company for any reason other than for cause, the restrictions on his unvested restricted stock will lapse on the later of (i) the first anniversary of the date of grant or (ii) the date of termination of employment. With respect to performance-based restricted stock, if an NEO is terminated by the Company for any reason other than for cause, then the restricted period will not end and the award will continue until such time as the Compensation Committee certifies the extent to which the performance objectives have been attained, and if attained, the restricted period as to the award will lapse. If the performance objectives are not attained, the award will lapse in its entirety. The value of unvested restricted stock that would become fully vested for each of the NEOs is presented in the above table.

Change in Control of the Company. The value of unvested restricted stock that would become fully vested for each of the Covered Executives is presented in the above table (such acceleration would occur irrespective of whether there is any employment termination in connection therewith).

Other Benefits

In the event of both a change in control of the Company and the occurrence of certain qualifying terminations of employment, the Company provides the continuation of certain health and welfare benefits with values based on the current employer contributions each Covered Executive would have been entitled to receive as prior to the change in control for a term of 36 months. Also, in the event of a change in control, the Company provides reimbursement of up to $25,000 for outplacement counseling and related benefits to each of the Covered Executives.

Excise Tax Gross-Up

In the event of a hypothetical change in control of the Company, the value of the “gross-up” payments to offset any excise tax imposed by Section 4999 of the IRC for each of Messrs. Miller and Smith is presented in the above table. The “gross up” provision is contained in the CIC Agreements, as assumed by us from CHS in connection with the Spin-off. We assumed no other CIC agreements from CHS, and no employment agreements entered into by us since the Spin-off contain any tax “gross-up” provisions.

Non-Employee Director Compensation

Our Board has approved a compensation program for non-management directors, which consists of both cash and equity-based compensation. The Board compensation is typically reviewed annually by the Compensation Committee’s independent executive compensation consultant, Mercer Human Resources Consulting, and the Governance and Nominating Committee, and adjusted if needed, on the same cycle as is our executive compensation.

Non-employee director compensation in 2016 consisted of an annual cash retainer of $90,000 and an annual equity award of 10,000 shares of restricted stock. These restricted stock awards fully vest on the first anniversary of the grant date. Under the 2016 non-employee director compensation program, we also paid annual cash retainer for serving as Board Chairman of $75,000, an annual cash fee for serving as chair of the Audit Committee of $20,000, an annual cash fee for serving as chair of the Compensation Committee of $15,000, and an annual cash fee for serving as chair of the Governance and Nominating Committee of $10,000. No separate meeting attendance fees are paid to the directors. All directors are reimbursed for their out-of-pocket expenses arising from attendance at meetings of the Board and its committees.

Beginning January 1, 2017, a non-management director may elect to defer some or all of their cash compensation for the upcoming year into a cash account or stock unit account pursuant to the Company’s Director’s Fees Deferral Plan. When making a deferral election, a non-management director may elect to receive payment for the deferred amounts in a lump sum or in installments beginning either upon his or her separation from service with the Company or the attainment of an age specified by the non-management director.

Management directors do not receive any additional compensation for their service on the Board. The following table summarizes the aggregate fees earned or paid and the value of equity-based awards earned by our non-management directors in 2016:

Name	Fees Earned or Paid in Cash	Restricted Stock Awards ($)(1)	Total Compensation
William M. Gracey	165,000	127,700	292,700
James T. Breedlove	100,000	127,700	227,700
Adam Feinstein	110,000	127,700	237,700
Joseph A. Hastings, D.M.D.	90,000	127,700	217,700
William S. Hussey	90,000	127,700	217,700
Barbara R. Paul, M.D.	90,000	127,700	217,700
R. Lawrence Van Horn, Ph.D.	105,000	127,700	232,700

(1)	This amount reflects the grant date fair value of director compensation earned in the form of shares of restricted stock awards. This grant is based on the portion of his or her annual compensation that is allocated to equity. For 2016, this value based award amount was for 10,000 shares of restricted stock granted on May 3, 2016 ($12.77 per share). The grant date fair value was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”). As of December 31, 2016, each non-management director had 10,000 shares restricted stock outstanding for a total of 70,000 shares of restricted stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSCTIONS

Procedures for Approval of Related Person Transactions

The Company applies the following policy and procedure with respect to related person transactions. All such transactions are first referred to our General Counsel to determine if they are within the scope of the Company’s written related party transactions policy. Under the Company’s policy, “related person transaction” means those transactions, arrangements or relationships involving the Company and any of its subsidiaries, on the one hand, and any “related person,” on the other hand, excluding any exempted transactions (as described below). Under this policy, a “related person” is defined to mean any person who is a director (or nominee) or an executive officer, any immediate family member of any of the foregoing persons, any person who is a beneficial owner of 5% or more of our common stock (our only class of voting securities) or any immediate family member of such owner, or any entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which any of the foregoing persons has a 5% or more beneficial ownership interest. The Company’s policy exempts related person transactions if it is determined by our General Counsel that the direct or indirect interest a related person had, has or will have in the transaction is not material or that such transaction is not otherwise required to be disclosed pursuant to Item 404(a) of Regulation S-K. If any such transaction is within the scope of the Company’s related party transactions policy, the transaction must be reviewed by the Audit and Compliance Committee to consider and determine whether, among other factors, the benefits of the relationship outweigh the potential conflicts inherent in such relationships and whether the transaction is otherwise in compliance with the Company’s Code of Conduct and other policies, including for example, the independence standards of the Governance Guidelines of the Board. Related person transactions are reviewed not less frequently than annually if they are to continue beyond the year in which the transaction is initiated.

There were no loans outstanding during 2016 from the Company to any of its directors, nominees for director, executive officers, or any beneficial owner of 5% or more of our equity securities, or any family member of any of the foregoing.

Information set forth under “Business—Agreements with CHS Related to the Spin-off” in this prospectus is herein incorporated by reference.

Director Independence

Under NYSE rules, a majority of our directors must be “independent”. In addition, the Governance Guidelines of the Board include independence standards established by our Board as follows to assist it in determining independence in accordance with such rules for those directors who are not also members of management. To determine whether our directors and director nominees are independent, the Board evaluates any relationships of our directors and director nominees with the Company and the members of the Company’s management, against the independence standards set forth in our Governance Guidelines and the applicable rules of the NYSE and SEC. In making its independence determinations, the Board broadly considers all relevant facts and circumstances, including the responses of directors and director nominees to a questionnaire that solicited information about their relationships. The Board also considers any relationships between the Company and other organizations on which our directors serve as directors or with respect to which such directors are otherwise affiliated.

Specifically, the Governance Guidelines of the Board define “independent directors” as those who:

•	have not been an employee of the Company, nor have an immediate family member who is or has been an executive officer (within the meaning of “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934);

•	have not been the recipient of, nor have an immediate family member who has been the recipient of, more than $120,000 in direct compensation from the Company, excluding director and committee fees and pension or other deferred compensation for prior services, during any twelve-month period within the last three years;

•	have not been the recipient of, nor have an immediate family member who was the recipient of, more than $120,000 in direct or indirect compensation in any form from the Company, excluding director and committee fees, compensation paid to an immediate family member who is a non-executive employee of the Company, benefits under a tax-qualified retirement plan and non-discretionary compensation, during any twelve-month period within the last three years;

•	(a) have not been a partner of nor have an immediate family member who is a current partner of a firm that is the Company’s current internal or external auditor; (b) have not been an employee of a firm that is the Company’s current internal or external auditor; (c) have no immediate family member who is a current employee of a firm that is the Company’s internal or external auditor and who personally works on the Company’s audit; or (d) have not been or had an immediate family member who was, within the last three years, a partner or employee of the firm that is the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

•	have not been part of an interlocking directorate within the last three years; for the purpose of evaluating an interlocking directorate, the employment of the director’s immediate family members shall also be evaluated;

•	have not been an employee, nor have an immediate family member who is an executive officer, of another company that has made payments to, or received payments from, the Company for property or services in an amount which exceeds the greater of (i) $1 million or (ii) 2% of the other company’s consolidated gross revenues, in any of the last three fiscal years; and

•	Are not nor have an immediate family member who is a partner (other than a limited partner), a controlling shareholder or an executive officer of any entity or organization (including law firms and charitable entities) that has made payments to, or received payments from, the Company for property or services (other than payments which arose solely from investments in the securities of the Company and payments under non-discretionary charitable contribution matching programs) in an amount which exceeds the greater of (i) $200,000 or (ii) 5% of the recipient’s consolidated gross revenues for that year, in the current year or any of the last three fiscal years.

The Board has determined that five (5) of our non-management directors satisfied all of the independence standards set forth in the Governance Guidelines (including the specific standards applicable to members of our Audit and Compliance Committee and Compensation Committee) and did not otherwise have a material relationship with the Company (either directly or as an officer, employee, shareholder or partner of an organization that has a relationship with the Company). After such evaluations, our Board has affirmatively determined that William M. Gracey, James T. Breedlove, Adam Feinstein, Joseph A. Hastings, D.M.D. and R. Lawrence Van Horn, Ph.D. are independent under the Governance Guidelines and the applicable rules of the NYSE and the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of March 31, 2017, except as otherwise footnoted, with respect to ownership of our common stock by:

•	each person known by us to be a beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each executive officer named in the summary compensation table; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent such power may be shared with a spouse.

	Shares Beneficially Owned(1)
Name	Number		Percent
5% Stockholders:
Blackrock, Inc.	3,410,560	(2)	11.3%
Greenlight Capital Inc.	2,501,800	(3)	8.3%
North Tide Capital, LLC	2,500,000	(4)	8.3%
Kohlberg Kravis Roberts & Co.	1,663,181	(5)	5.5%
Davidson Kempner Capital Management LP	1,501,030	(6)	5.0%
Directors:
Thomas D. Miller	651,931	(7)	2.2%
William M. Gracey	20,000	(8)	*
Adam Feinstein	10,000	(9)	*
James T. Breedlove	30,000	(10)	*
Joseph A. Hastings, D.M.D.	10,475	(11)	*
William S. Hussey	55,309	(12)	*
Barbara R. Paul, M.D.	13,727	(13)	*
R. Lawrence Van Horn	10,000	(14)	*
Other Named Executive Officers:
Michael J. Culotta	239,223	(15)	*
Martin D. Smith	156,275	(16)	*
James Matthew Hayes	86,174	(17)	*
Shaheed Koury, M.D.	72,385	(18)	*
Directors and Executive Officers as a Group (13 persons)	1,420,746	(19)	4.7%

(1)	For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of our common stock when such person or persons have the right to acquire them within sixty (60) days after March 31, 2017. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within sixty (60) days after March 31, 2017 is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. No QHC options are currently outstanding.
(2)	Shares beneficially owned are based on Schedule 13G filed with the SEC on January 17, 2017, by BlackRock, Inc. (“BlackRock”). BlackRock has sole voting power with respect to 3,368,197 shares of our common stock and sole dispositive power with respect to 3,410,560 shares of our common stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(3)	Shares beneficially owned are based on Schedule 13G filed with the SEC on February 14, 2017, by Greenlight Capital, Inc., DME Capital Management, LP, DME Advisors GP, LLC, and David Einhorn (collectively, “Greenlight”). The shares of common stock beneficially owned by Greenlight reflect the following: (i) Greenlight Capital, Inc. has shared voting and shared dispositive power with respect to 1,697,950 shares; (ii) DME Capital Management, LP and DME Advisors GP, LLC have shared voting and share dispositive power with respect to 803,850 shares; and (iii) David Einhorn has shared voting and shared dispositive power with respect to 2,501,800 shares. The address of Greenlight Capital, Inc. is 140 East 45th Street, 24th Floor, New York, NY 10017.
(4)	Shares beneficially owned are based on Schedule 13G filed with the SEC on February 14, 2017, by North Tide Capital Master, LP, North Tide Capital, LLC and Conan Laughlin (collectively, the “North Tide Parties”). The shares of common stock beneficially owned by the North Tide Parties reflect the following: (i) North Tide Capital Master, LP has shared voting and shared dispositive power with respect to 2,080,000 shares; and (ii) North Tide Capital, LLC and Conan Laughlin have shared voting power and shared dispositive power with respect to 2,500,000 shares. The address of North Tide Capital, LLC is 500 Boylston Street, Suite 1860, Boston, MA 02116.
(5)	Shares beneficially owned are based on Schedule 13D filed with the SEC on March 30, 2017 by KKR Credit Advisors (US) LLC, Kohlberg Kravis Roberts & Co. L.P., KKR Management Holdings L.P., KKR Management Holdings Corp., KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P. and KKR Management LLC (collectively, the “KKR Entities”) and Henry R. Kravis and George R. Roberts. Each of the KKR Entities has sole voting and sole dispositive power with respect to 1,663,181 shares. Mr. Kravis and Mr. Roberts have shared voting and shared dispositive power with respect to 1,663,181 shares. The address of Kohlberg Kravis Roberts & Co. L.P., KKR Management Holdings L.P., KKR Management Holdings Corp., KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P., KKR Management LLC and Mr. Kravis is 9 West 57th Street, Suite 4200, New York, NY 10019. The address of Mr. Roberts is 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. The address of KKR Credit Advisors (US) LLC is 555 California Street, 50th Floor, San Francisco, CA 94104.
(6)	Shares beneficially owned are based on Schedule 13G filed with the SEC on January 9, 2017, by Davidson Kempner Capital Management, LP, M. H. Davidson & Co, Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International, Ltd., Davidson Kempner Distressed Opportunities Fund LP, Davidson Kempner Distressed Opportunities International Ltd., Thomas L. Kempner Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman (collectively, the “Kempner Parties”). The shares of common stock beneficially owned by the Kempner Parties reflect the following: (i) M. H. Davidson & Co. has shared voting and shared dispositive power with respect to 15,715 shares; (ii) Davidson Kempner Partners has shared voting and shared dispositive power with respect to 86,509 shares; (iii) Davidson Kempner Institutional Partners, L.P. has shared voting and shared dispositive power with respect to 186,855 shares; (iv) Davidson Kempner International, Ltd. has shared voting and shared dispositive power with respect to 199,381 shares; (v) Davidson Kempner Distressed Opportunities Fund LP has shared voting and shared dispositive power with respect to 426,992 shares; (vi) Davidson Kempner Distressed Opportunities International Ltd. has shared voting and shared dispositive power with respect to 669,457 shares; and (vii) Davidson Kempner Capital Management LP, Thomas I. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman have shared voting and shared dispositive power with respect to 1,584,999 shares. The address of Davidson Kempner Capital Management LP is 520, Madison Avenue, 30th Floor, New York, NY 10022.
(7)	Includes 528,195 shares subject to restricted stock awards.
(8)	Includes 10,000 shares subject to restricted stock awards.
(9)	Includes 10,000 shares subject to restricted stock awards.
(10)	Includes 10,000 shares subject to restricted stock awards.
(11)	Includes 10,000 shares subject to restricted stock awards.

(12)	Includes 1,500 shares held in a trust of which William S. Hussey is the Trustee, and 10,000 shares subject to restricted stock awards.
(13)	Includes 10,000 shares subject to restricted stock awards.
(14)	Includes 10,000 shares subject to restricted stock awards.
(15)	Includes 154,833 shares subject to restricted stock awards.
(16)	Includes 128,195 shares subject to restricted stock awards.
(17)	Includes 74,333 shares subject to restricted stock awards.
(18)	Includes 53,222 shares subject to restricted stock awards.
(19)	Includes 1,064,111 shares subject to restricted stock awards.
*	Less than 1%.

THE EXCHANGE OFFER

This section of the prospectus describes the exchange offer. Although we believe that the description describes the material terms of the exchange offer, this summary may not contain all of the information that is important to you. You should carefully read this entire document for a complete understanding of the exchange offer.

Purpose of the Exchange Offer

The exchange offer is designed to provide holders of Initial Notes with an opportunity to acquire Exchange Notes which, unlike the Initial Notes, will be freely transferable at all times, subject to any restrictions on transfer imposed by state “blue sky” laws and provided that the holder is not our affiliate within the meaning of the Securities Act and represents that the Exchange Notes are being acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

The Initial Notes were originally issued and sold on April 22, 2016, to the initial purchasers, pursuant to the Purchase Agreement, dated April 8, 2016. The Initial Notes were issued and sold in transactions not registered under the Securities Act in reliance upon Rule 144A and Regulation S under the Securities Act. The Initial Notes may not be reoffered, resold or transferred other than (i) to us or our subsidiaries, (ii) to a qualified institutional buyer in compliance with Rule 144A promulgated under the Securities Act, (iii) outside the United States to a non-U.S. person within the meaning of Regulation S under the Securities Act, (iv) pursuant to the exemption from registration provided by Rule 144 promulgated under the Securities Act (if available) or (v) pursuant to an effective registration statement under the Securities Act.

In connection with the original issuance and sale of the Initial Notes, we entered into the Registration Rights Agreement, pursuant to which we agreed to file with the SEC a registration statement covering the exchange by us of the Exchange Notes for the Initial Notes, pursuant to the exchange offer. The Registration Rights Agreement provided that we will file with the SEC an exchange offer registration statement on an appropriate form under the Securities Act and offer to holders of Initial Notes who are able to make certain representations the opportunity to exchange their Initial Notes for Exchange Notes.

Under existing interpretations by the staff of the SEC as set forth in no-action letters issued to third parties in other transactions, the Exchange Notes would, in general, be freely transferable after the exchange offer without further registration under the Securities Act; provided, however, that in the case of broker-dealers participating in the exchange offer, a prospectus meeting the requirements of the Securities Act must be delivered by such broker-dealers in connection with resales of the Exchange Notes. We have agreed to furnish a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any Exchange Notes acquired in the exchange offer for a period of 180 days after the expiration date. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

We do not intend to seek our own interpretation from the SEC regarding the exchange offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the Exchange Notes as it has in other interpretations to third parties.

Each holder of Initial Notes that exchanges such Initial Notes for Exchange Notes in the exchange will be deemed to have made certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of Exchange Notes and (iii) it is not our affiliate as defined in Rule 405 under the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of Initial Notes or Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes). See “Plan of Distribution.”

Terms of the Exchange Offer; Period for Tendering Outstanding Initial Notes

Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Initial Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $2,000 principal amount of Exchange Notes in exchange for each $2,000 principal amount of Initial Notes accepted in the exchange offer, and any integral multiple of $1,000 in excess thereof. Holders may tender some or all of their Initial Notes pursuant to the exchange offer. However, Initial Notes may be tendered only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

The form and terms of the Exchange Notes are the same as the form and terms of the outstanding Initial Notes except that:

(1)	the Exchange Notes will be registered under the Securities Act and will not have legends restricting their transfer;

(2)	the Exchange Notes will not contain certain registration rights and additional interest provisions contained in the outstanding Initial Notes; and

(3)	interest on the Exchange Notes will accrue from the last interest date on which interest was paid on your Initial Notes.

The Exchange Notes will evidence the same debt as the Initial Notes and will be entitled to the benefits of the Indenture.

Holders of Initial Notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law or the Indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

We will be deemed to have accepted validly tendered Initial Notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us.

If any tendered Initial Notes are not accepted for exchange because of an invalid tender or the occurrence of specified other events set forth in this prospectus, the certificates for any unaccepted Initial Notes will be promptly returned, without expense, to the tendering holder.

Holders who tender Initial Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Initial Notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “—Fees and Expenses” and “—Transfer Taxes” below.

The term “expiration date” will mean 5:00 p.m., New York City time, on May 17, 2017, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

We expressly reserve the right to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any Initial Notes by giving oral or written notice of such extension to their holders. To extend the exchange offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

(1)	notify the exchange agent of any extension by oral notice (promptly confirmed in writing) or written notice, and

(2)	issue a notice of such extension by press release or other public announcement.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any Initial Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “—Conditions to the Exchange offer.”

Any such delay in acceptance (due to an extension of the exchange offer), extension, termination or amendment will be promptly followed by a press release or other public announcement describing such delay in acceptance, extension, termination or amendment and disclosing the aggregate principal amount of Initial Notes tendered, if any, to the date of the press release. If the exchange offer is amended in a manner determined by us to constitute a material change, including the waiver of a material condition, we will promptly disclose that amendment by means of a prospectus supplement that will be made available to the holders. We will also extend the exchange offer to the extent necessary to provide that at least five business days remain in the exchange offer following notice of the material change.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Procedures for Tendering Initial Notes Through Brokers and Banks

Since the Initial Notes are represented by global book-entry notes, DTC, as depositary, or its nominee is treated as the registered holder of the Initial Notes and will be the only entity that can tender your Initial Notes for Exchange Notes. Therefore, to tender Initial Notes subject to the exchange offer and to obtain Exchange Notes, you must instruct the institution where you keep your Initial Notes to tender your Initial Notes on your behalf so that they are received on or prior to the expiration of the exchange offer.

The letter of transmittal that may accompany this prospectus may be used by you to give such instructions.

YOU SHOULD CONSULT YOUR ACCOUNT REPRESENTATIVE AT THE BROKER OR BANK WHERE YOU KEEP YOUR INITIAL NOTES TO DETERMINE THE PREFERRED PROCEDURE.

IF YOU WISH TO ACCEPT AN EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR INITIAL NOTES TO BE TENDERED BEFORE THE 5:00 PM (NEW YORK CITY TIME) DEADLINE ON MAY 17, 2017.

Deemed Representations

To participate in the exchange offer, we require that you represent to us that:

(1)	you or any other person acquiring Exchange Notes in exchange for your Initial Notes in the exchange offer is acquiring them in the ordinary course of business;

(2)	if you are not a broker-dealer, neither you nor any other person acquiring Exchange Notes in exchange for your Initial Notes in the exchange offer is engaging in or intends to engage in a distribution of the Exchange Notes within the meaning of the federal securities laws;

(3)	neither you nor any other person acquiring Exchange Notes in exchange for your Initial Notes has an arrangement or understanding with any person to participate in the distribution of Exchange Notes issued in the exchange offer;

(4)	neither you nor any other person acquiring Exchange Notes in exchange for your Initial Notes is our “affiliate” as defined under Rule 405 of the Securities Act, or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

(5)	if you or another person acquiring Exchange Notes in exchange for your Initial Notes is a broker-dealer and you acquired the Initial Notes as a result of market-making activities or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

BY TENDERING YOUR INITIAL NOTES YOU ARE DEEMED TO HAVE MADE THESE REPRESENTATIONS.

Broker-dealers who cannot make the representations in item (5) of the paragraph above cannot use this prospectus in connection with resales of the Exchange Notes issued in the exchange offer.

If you are our “affiliate,” as defined under Rule 405 of the Securities Act, if you are a broker-dealer who acquired your Initial Notes in the initial offering and not as a result of market making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of Exchange Notes acquired in the exchange offer, you or that person:

(1)	may not rely on the applicable interpretations of the staff of the SEC and therefore may not participate in the exchange offer; and

(2)	must comply with the registration and prospectus delivery requirements of the Securities Act or an exemption therefrom when reselling the Initial Notes.

You may tender some or all of your Initial Notes in the exchange offer. However, your Initial Notes may be tendered only in minimal denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

When you tender your outstanding Initial Notes and we accept them, the tender will be a binding agreement between you and us as described in this prospectus.

The method of delivery of outstanding Initial Notes and all other required documents to the exchange agent is at your election and risk.

We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered Initial Notes, and our reasonable determination will be final and binding on you. We reserve the absolute right to:

(1)	reject any and all tenders of any particular Initial Note not properly tendered;

(2)	refuse to accept any Initial Note if, in our reasonable judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3)	waive any defects or irregularities as to any particular Initial Notes before the expiration of the exchange offer.

Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Initial Notes as we will reasonably determine. Neither we, the exchange agent nor any other person will incur any liability for failure to notify you or any defect or irregularity with respect to your tender of Initial Notes. If we waive any terms or conditions pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.

Procedures for Brokers and Custodian Banks; DTC ATOP Account

In order to accept an exchange offer on behalf of a holder of Initial Notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on our behalf will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding Initial Notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Initial Notes by causing the book-entry transfer of such Initial Notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of Initial Notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 5:00 p.m., New York City Time on the expiration date. The confirmation of a book-entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of the exchange offer.

Each Agent’s Message must include the following information:

(1)	Name of the beneficial owner tendering such Initial Notes;

(2)	Account number of the beneficial owner tendering such Initial Notes;

(3)	Principal amount of Initial Notes tendered by such beneficial owner; and

(4)	A confirmation that the beneficial holder of the Initial Notes tendered has made the representations for our benefit set forth under “—Deemed Representations” above.

BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM NOTES ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.

The delivery of Initial Notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering Initial Notes. We will ask the exchange agent to instruct DTC to promptly return those Initial Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such Initial Notes on behalf of holders of the Initial Notes.

Acceptance of Outstanding Initial Notes for Exchange; Delivery of Exchange Notes

We will accept validly tendered Initial Notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted your validly tendered Initial Notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us. We will ask the exchange agent to deliver your Exchange Notes promptly following the expiration date. If we do not accept any tendered Initial Notes for exchange by book-entry transfer because of an invalid tender or other valid reason, we will credit the Initial Notes to an account maintained with DTC promptly after the expiration date or termination of the exchange offer, as applicable.

THE AGENT’S MESSAGE MUST BE TRANSMITTED TO EXCHANGE AGENT ON OR BEFORE 5:00 PM, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

Guaranteed Delivery Procedures

If you wish to tender your Initial Notes but your Initial Notes are not immediately available or you cannot deliver your Initial Notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under the ATOP in the case of Initial Notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such Initial Notes and the principal amount of Initial Notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the Initial Notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered Initial Notes in proper form for transfer or a book-entry confirmation of transfer of the Initial Notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

You may withdraw your tender of outstanding Initial Notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you should contact your bank or broker where your Initial Notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

(1)	specify the name of the person that tendered the Initial Notes to be withdrawn;

(2)	identify the Initial Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Initial Notes; and

(3)	specify the name and number of an account at the DTC to which your withdrawn Initial Notes can be credited.

We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered Initial Notes that you withdraw will not be considered to have been validly tendered. We will promptly return any outstanding Initial Notes that have been tendered but not exchanged, or credit them to the DTC account. You may re-tender properly withdrawn Initial Notes by following one of the procedures described above before the expiration date.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange the Exchange Notes for, any Initial Notes, and we may terminate the exchange offer as provided in this prospectus before the acceptance of the Initial Notes if, in our reasonable judgment, the exchange offer or the making of any exchange by a holder of Exchange Notes would violate applicable law or any applicable interpretation of the staff of the SEC.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our sole discretion in whole or in part at any time prior to the expiration of the exchange offer, except for waivers of government approvals which we may make after the expiration of the exchange offer; provided, however, that we will not waive any condition with respect to an individual holder of Initial Notes unless we waive that condition for all such holders. Any reasonable determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties. Our failure at any time to exercise any of the foregoing rights will not be a waiver of our rights and each such right will be deemed an ongoing right which may be asserted at any time before the expiration of the exchange offer.

Exchange Agent

Regions Bank, an Alabama banking corporation, has been appointed the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of outstanding Initial Notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at the following address and telephone number:

Regions Bank

By Registered or Certified Mail, Hand Delivery or Overnight Courier:

Regions Bank

Attention: Corporate Trust Services

150 4th Avenue North

Suite 900

Nashville, Tennessee 37238

By Facsimile:	By Telephone:
(615) 770-4350	(615) 770-4359

Additionally, any questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent. Holders of outstanding Initial Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer.

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

The principal solicitation is being made by us through DTC. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provisions of these services and pay other registration expenses, including registration and filing fees, fees and expenses of compliance with federal securities and state blue sky securities laws, printing expenses, messenger and delivery services and telephone, fees and disbursements to our counsel, application and filing fees and any fees and disbursements to our independent certified public accountants. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the existing Initial Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be capitalized and expensed over the term of the Exchange Notes.

Transfer Taxes

If you tender outstanding Initial Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register Exchange Notes in the name of, or request that your Initial Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, you will be responsible for paying any transfer tax owed.

YOU MAY SUFFER ADVERSE CONSEQUENCES IF YOU FAIL TO EXCHANGE OUTSTANDING INITIAL NOTES.

If you do not tender your outstanding Initial Notes, you will not have any further registration rights, except for the rights described in the Registration Rights Agreements and described above, and your Initial Notes will continue to be subject to the provisions of the Indenture regarding transfer and exchange of the Initial Notes and the restrictions on transfer of the Initial Notes imposed by the Securities Act and states securities law when we complete the exchange offer. These transfer restrictions are required because the Initial Notes were issued under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, if you do not tender your Initial Notes in the exchange offer, your ability to sell your Initial Notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered Initial Notes will not continue to be entitled to any increase in interest rate that the Indenture provides for if we do not complete the exchange offer.

Consequences of Failure to Exchange

The Initial Notes that are not exchanged for Exchange Notes pursuant to the exchange offer will remain restricted securities. Accordingly, the Initial Notes may be resold only:

(1)	to us upon redemption thereof or otherwise;

(2)	so long as the outstanding securities are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3)	outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4)	pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

See “Risk Factors” for more information about the risks of not participating in the exchange offer.

Shelf Registration

The Registration Rights Agreements may require that we file a shelf registration statement if: (1) applicable law or the applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer; (2) the exchange offer is not consummated by April 22, 2017; (3) under certain circumstances, certain holders of Initial Notes so shall request; (4) a holder is prohibited by applicable law from participating in the exchange offer; or (5) a holder cannot resell the Exchange Notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder.

Other

You do not have to participate in the exchange offer. You should carefully consider whether to accept the terms and conditions of the exchange offer. We urge you to consult your financial and tax advisors in deciding which action to take with respect to the exchange offer.

DESCRIPTION OF THE EXCHANGE NOTES

On April 22, 2016, Quorum Health Corporation (the “Issuer”), a Delaware corporation, issued 11.625% senior notes due 2023 (the “Notes”) under an indenture (the “Indenture”) dated as of April 22, 2016, between the Issuer and Regions Bank, an Alabama banking corporation, as trustee (in such capacity, together with its successors, the “Trustee”). On April 29, 2016, Community Health Systems, Inc. completed the spin-off of the Issuer to the shareholders of Community Health Systems, Inc., and, in connection with such spin-off, the Guarantors entered into a supplemental indenture to the Indenture, acknowledged by the Issuer and the Trustee, pursuant to which the Guarantors guaranteed the Initial Notes.

You can find the definitions of certain terms used in this description under “—Certain Definitions.” Defined terms used in this section apply only to this “Description of the Exchange Notes” and not, unless otherwise indicated, to any other section of this prospectus. The term “Notes” as used in this section refers to the Exchange Notes to be issued in the exchange offer unless the context requires otherwise.

We issued the Initial Notes and will issue the Exchange Notes pursuant to the Indenture. Any Initial Note that remains outstanding after the completion of the exchange offer, together with any Exchange Notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture. The terms of the Notes include those stated in the Indenture and, except as specified below, those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The Notes are subject to all such terms pursuant to the provisions of the Indenture, and Holders of the Notes are referred to the Indenture and the TIA for a statement thereof.

The following is a summary of the material provisions of the Indenture and the Registration Rights Agreement, and is qualified in its entirety by reference to the Indenture and the Registration Rights Agreement. Because this is a summary, it may not contain all the information that is important to you. You should read the Indenture and the Registration Rights Agreement in their entirety. Copies of the proposed form of the Indenture and the Registration Rights Agreement are available as described under “Where You Can Find More Information.”

Brief Description of the Exchange Notes and the Guarantees

The Notes are:

•	general senior obligations of the Issuer that will be (except as described in the following clause) unsecured;

•	pari passu in right of payment with all existing and future Senior Indebtedness of the Issuer;

•	effectively subordinated to any existing and future Indebtedness of the Issuer that is secured with property or assets to the extent of the value of such property and assets securing such Indebtedness (including the Credit Agreements);

•	senior in right of payment to any future Subordinated Indebtedness of the Issuer;

•	unconditionally guaranteed on a senior unsecured basis by each Guarantor; and

•	structurally subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders, if any, of each of the Non-Guarantor Subsidiaries.

Each Guarantee is:

•	a general senior obligation of such Guarantor that will be unsecured;

•	pari passu in right of payment with all existing and future Senior Indebtedness of such Guarantor;

•	effectively subordinated to any existing and future Indebtedness of such Guarantor that is secured with property or assets of such Guarantor to the extent of the value of such property and assets securing such Indebtedness (including its Guarantee of the Credit Agreements); and

•	senior in right of payment to any future Subordinated Indebtedness of such Guarantor.

Principal, Maturity and Interest

The Notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. The rights of holders of beneficial interests in the Notes to receive the payments on such Notes are subject to applicable procedures of DTC. If the due date for any payment in respect of any Notes is not a Business Day at the place at which such payment is due to be paid, the Holder thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

The Issuer will issue the Exchange Notes with a maximum aggregate principal amount of $400,000,000. The Notes will mature on April 15, 2023. Interest on the Notes will accrue at the rate of 11.625% per annum and will be payable, in cash, semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2016, to Holders of record on the immediately preceding April 1 and October 1, respectively. If the Issuer delivers Global Notes to the Trustee for cancellation on a date that is after the record date and on or before the corresponding interest payment date, then interest shall be paid in accordance with the applicable procedures of DTC. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from April 22, 2016. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Each interest period will end on (but not include) the relevant interest payment date.

Additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. See “—Registered Exchange Offer; Registration Rights.”

Additional Notes

The Issuer may issue additional Notes (the “Additional Notes”) from time to time under the Indenture, subject to compliance with the covenants contained in the Indenture. The Indenture provides for the issuance of additional notes having identical terms and conditions to the Notes offered hereby (other than, if applicable, the date of issuance, the first interest payment date and the date from which interest accrues). Additional Notes will be part of the same issue as the Notes offered hereby under the Indenture for all purposes, including waivers, amendments, redemptions and offers to purchase; provided that Additional Notes will not be issued with the same CUSIP or ISIN, as applicable, as existing Notes unless such Additional Notes are fungible with the existing Notes for U.S. federal income tax purposes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Exchange Notes,” references to “Notes” include any Additional Notes actually issued.

Payments

Principal of, and premium, if any, interest and Additional Interest, if any, on the Notes will be payable at the office or agency of the Issuer maintained for such purpose (the “Paying Agent”) or, at the option of the Paying Agent, payment of interest and Additional Interest, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders, provided that all payments of principal, premium, if any, interest and Additional Interest, if any, with respect to Notes represented by one or more global notes registered in the name of or held by the DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency will be the office of the Trustee maintained for such purpose.

Guarantees

The obligations of the Issuer under the Notes and the Indenture is, jointly and severally, unconditionally guaranteed on a senior unsecured basis (the “Guarantees”) by each Domestic Subsidiary that Guarantees the payment of any capital market debt securities of the Issuer or any Guarantor or Indebtedness under any Credit Agreement. Following April 29, 2016, Subsidiaries will be required to Guarantee the Notes to the extent described in “—Certain Covenants—Limitation on Guarantees.”

Each Guarantee will be limited to the maximum amount that would not render the Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of foreign or state law to comply with corporate benefit, financial assistance and other laws. By virtue of this limitation, a Guarantor’s obligation under its Guarantee could be significantly less than amounts payable with respect to the Notes, or a Guarantor may have effectively no obligation under its Guarantee. See “Risk Factors—Risks Related to the Exchange Notes and our Indebtedness—Federal and state statutes allow courts, under specific circumstances, to void the notes or guarantees and courts could require noteholders to return payments received from us or the guarantors.”

The Guarantee of a Guarantor will terminate upon:

(1)	a sale or other disposition (including by way of consolidation or merger) of the Capital Stock of such Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor, in each case to a Person other than the Issuer or a Restricted Subsidiary and as otherwise permitted by the Indenture,

(2)	the designation in accordance with the Indenture of the Guarantor as an Unrestricted Subsidiary or the occurrence of any event after which the Guarantor is no longer a Restricted Subsidiary,

(3)	defeasance or discharge of the Notes, as provided in “—Defeasance” and “—Satisfaction and Discharge,”

(4)	to the extent that such Guarantor is not an Immaterial Subsidiary solely due to the operation of clause (i) of the definition of “Immaterial Subsidiary,” upon the release of all Guarantees referred to in such clause,

(5)	such Guarantor being released from all of its obligations under all of its Guarantees of (i) any and all Indebtedness of the Issuer or any Guarantor under the Credit Agreements or (ii) in the case of a Guarantee made by a Guarantor (each, an “Other Guarantee”) as a result of its guarantee of other Indebtedness of the Issuer or a Guarantor pursuant to the covenant entitled “—Certain Covenants—Limitation on Guarantees,” any and all Indebtedness that would have required such Guarantor to provide a Guarantee under such covenant, except in the case of clause (i) or (ii), a release as a result of the repayment or discharge of the Indebtedness specified in clause (i) or (ii) (it being understood that a release or discharge subject to a contingent reinstatement is still considered a release or discharge, and if any such Indebtedness of such Guarantor under any Credit Agreement or any Other Guarantee is so reinstated, such Guarantee shall also be reinstated), or

(6)	the achievement of Investment Grade Status as described under “—Certain Covenants— Suspension of Covenants and Release of Guarantees on Achievement of Investment Grade Status”; provided that such Guarantee will be reinstated upon the Reversion Date.

Claims of creditors of Non-Guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those Subsidiaries, and claims of preferred stockholders (if any) of those Subsidiaries generally will have priority with respect to the assets and earnings of those Subsidiaries over the claims of creditors of the Issuer and the Guarantors, including Holders of the Notes. The Notes and each Guarantee therefore will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Issuer (other than the Guarantors). Although the Indenture limits the incurrence of Indebtedness, Disqualified Stock and Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the Indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Indebtedness, Disqualified Stock or Preferred Stock under the Indenture.

See “—Certain Covenants—Limitation on Indebtedness.”

Book-Entry, Delivery and Form

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global

Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, interest and premium and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Issuer and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuer, the Trustee nor any agent of the Issuer or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Issuer. Neither the Issuer nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Issuer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Transfer Restrictions,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Issuer that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Issuer nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies the Issuer that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2)	the Issuer, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Transfer Restrictions.”

Same Day Settlement and Payment

The Issuer will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Issuer will make all payments of principal, interest and premium and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuer expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Ranking

Senior Indebtedness versus Notes

The indebtedness evidenced by the Notes will be unsecured and will rank pari passu in right of payment to all Senior Indebtedness of the Issuer and senior in right of payment to all of the existing and future indebtedness of the Issuer that is subordinated in right of payment to the Notes. The Notes will be guaranteed by the Guarantors. The indebtedness evidenced by each Guarantee will be unsecured and will rank pari passu in right of payment to all Senior Indebtedness of the Guarantor providing such Guarantee and senior in right of payment to all of the existing and future indebtedness of such Guarantor that is subordinated in right of payment to such Guarantee.

As of December 31, 2016, we had approximately $868.4 million aggregate principal amount of senior secured indebtedness outstanding, and approximately $400.0 million of senior unsecured indebtedness outstanding and no subordinated indebtedness outstanding. The Notes will be unsecured obligations of the Issuer. Secured Indebtedness and other secured obligations of the Issuer (including obligations with respect to the Credit Agreements) will be effectively senior to the Notes to the extent of the value of the assets securing such Indebtedness or other obligations.

Liabilities of Subsidiaries versus Notes

Substantially all of our operations are conducted through our Subsidiaries. Some of our Subsidiaries will not Guarantee the Notes, and, as described above under “—Guarantees,” the Guarantee of a Guarantor may be released under certain circumstances. In addition, our future Subsidiaries may not be required to Guarantee the Notes. Claims of creditors of such Non-Guarantor Subsidiaries, including trade creditors and creditors holding indebtedness or Guarantees issued by such Non-Guarantor Subsidiaries, and claims of preferred stockholders, if any, of such Non-Guarantor Subsidiaries, generally will have priority with respect to the assets and earnings of such Non-Guarantor Subsidiaries over the claims of our creditors, including holders of the Notes. Accordingly, the Notes will be structurally subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such Non-Guarantor Subsidiaries.

Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our Subsidiaries, such limitation is subject to a number of significant qualifications and exceptions. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Indebtedness.”

Optional Redemption

Except as set forth in the next three paragraphs, the Notes are not redeemable at the option of the Issuer.

At any time and from time to time prior to April 15, 2019, the Issuer may redeem the Notes in whole or in part, at its option, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest (including any Additional Interest), if any, to the redemption date.

At any time and from time to time on or after April 15, 2019, the Issuer may redeem the Notes in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest (including any Additional Interest), if any, on the Notes redeemed, to the applicable date of redemption, if redeemed during the 12-month period beginning on April 15 of the years indicated below:

Year	Percentage
2019	108.719%
2020	105.813%
2021	102.906%
2022 and thereafter	100.000%

At any time and from time to time prior to April 15, 2019, the Issuer may redeem Notes with the net cash proceeds received by the Issuer from any Equity Offering (other than Excluded Contributions) at a redemption price (expressed as a percentage of principal amount) equal to 111.625% plus accrued and unpaid interest (including any Additional Interest), if any, to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the Notes (including Additional Notes); provided that:

(1)	in each case the redemption takes place not later than 180 days after the closing of the related Equity Offering, and

(2)	not less than 65% of the original aggregate principal amount of the Notes issued under the Indenture remains outstanding immediately thereafter (excluding Notes held by the Issuer or any of its Restricted Subsidiaries).

Notice of redemption will be provided as set forth under “—Selection and Notice” below.

Any redemption and notice of redemption may, at the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent (including, in the case of a redemption related to an Equity Offering, the consummation of such Equity Offering).

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Issuer.

Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Sinking Fund

The Issuer is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Limitations on Sales of Assets and Subsidiary Stock.” The Issuer may at any time and from time to time purchase Notes in the open market or otherwise.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select the Notes for redemption in compliance with the requirements of the principal securities exchange, if any, on which the Notes are listed, as certified to the Trustee by the Issuer, and in compliance with the applicable requirements of DTC, or if the Notes are not so listed or such exchange prescribes no method of selection and the Notes are not held through DTC or DTC prescribes no method of selection, on a pro rata basis, subject to adjustments so that no Note in an unauthorized denomination is redeemed in part; provided, however, that no Note of $2,000 in aggregate principal amount or less will be redeemed in part.

Notices of redemption will be delivered electronically or mailed by first-class mail at least 30 days but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at the address of such Holder appearing in the security register or otherwise in accordance with the applicable procedures of DTC, except that redemption notices may be delivered electronically or mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed, in which case a portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. In the case of a global note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice (including any conditions contained therein), Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Issuer defaults in the payment of the redemption price, interest ceases to accrue on Notes or portions of them called for redemption.

Change of Control

The Indenture provides that if a Change of Control occurs, unless the Issuer has previously or concurrently delivered a redemption notice with respect to all the outstanding Notes that is or has become unconditional as described under “—Optional Redemption” and subject to the sixth succeeding paragraph, the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest (including any Additional Interest), if any, to but excluding the date of repurchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will deliver notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the applicable procedures of DTC, describing the transaction or transactions that constitute the Change of Control and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by the Indenture and described in such notice.

The Issuer will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Credit Agreements will provide, and future credit agreements or other agreements to which the Issuer becomes a party may provide, that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture) and may prohibit or limit the Issuer from purchasing any Notes pursuant to this covenant. In the event the Issuer is prohibited from purchasing the Notes, the Issuer could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Notes. In such case, the Issuer’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases. The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future.

Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption of all outstanding Notes that is or has become unconditional has been given pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in the payment of the redemption price on the applicable redemption date or the redemption is not consummated for any reason on or before the 60th day after such Change of Control. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest (including Additional Interest), if any, to but excluding the date of redemption.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Certain Covenants

Set forth below are summaries of certain covenants that will be contained in the Indenture. For the avoidance of doubt, the consummation of the Transactions on substantially the terms described under “The Separation and Distribution” in this prospectus shall not be prohibited by the covenants in the Indenture below under “—Certain Covenants.”

Suspension of Covenants and Release of Guarantees on Achievement of Investment Grade Status

Following the first day after April 29, 2016, that:

(a)	the Notes have achieved Investment Grade Status; and

(b)	no Default or Event of Default has occurred and is continuing under the Indenture,

then, beginning on that day and continuing until the Reversion Date, the Guarantees shall be released, and the Issuer and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized under the following headings (collectively, the “Suspended Covenants”):

•	“—Limitation on Restricted Payments,”

•	“—Limitation on Indebtedness,”

•	“—Limitation on Restrictions on Distributions from Restricted Subsidiaries,”

•	“—Limitation on Affiliate Transactions,”

•	“—Limitation on Sales of Assets and Subsidiary Stock,”

•	“—Limitation on Guarantees” and

•	the provisions of clause (3) of the first paragraph of “—Merger and Consolidation.”

If at any time the Notes cease to have such Investment Grade Status or if a Default or Event of Default occurs and is continuing, then the Suspended Covenants and the Guarantees will thereafter be reinstated and, with respect to the Suspended Covenants, as if such covenants had never been suspended (the “Reversion Date”) and be applicable pursuant to the terms of the Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the Indenture), unless and until the Notes subsequently attain Investment Grade Status and no Default or Event of Default is in existence (in which event the Suspended Covenants and the Guarantees shall no longer be in effect for such time that the Notes maintain an Investment Grade Status and no Default or Event of Default is in existence); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture, the Registration Rights Agreement, the Notes or the Guarantees with respect to the Suspended Covenants based on, and none of the Issuer or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period, or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reversion Date is referred to as the “Suspension Period.”

On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to the first paragraph of “—Limitation on Indebtedness” or one of the clauses set forth in the second paragraph of “—Limitation on Indebtedness” (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to the Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to the first and second paragraphs of “—Limitation on Indebtedness,” such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4)(c) of the second paragraph of “—Limitation on Indebtedness.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenants described under “—Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period; provided, however, that, no Subsidiaries may be designated as Unrestricted Subsidiaries during the Suspension Period, unless such designation would have complied with the covenant described under “—Limitation on Restricted Payments” as if such covenant would have been in effect during such period. Accordingly, Restricted Payments made during the Suspension Period could reduce the amount available to be made as Restricted Payments under the first paragraph of “—Limitation on Restricted Payments.”

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Status.

Limitation on Indebtedness

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Issuer and any of the Guarantors may Incur Indebtedness (including Acquired Indebtedness) if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries is greater than 2.00 to 1.00.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1)	Indebtedness of the Issuer and the Guarantors Incurred pursuant to any Credit Facility (including letters of credit or bankers’ acceptances issued or created under any Credit Facility), and any Guarantees by the Issuer or any Guarantor in respect of such Indebtedness, in a maximum aggregate principal amount of all Indebtedness incurred under this clause (1) and clause (15) below at any time outstanding not exceeding (i) $1,155.0 million plus (ii) in the case of any refinancing of any Indebtedness permitted under this clause or any portion thereof, the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums and other costs and expenses Incurred in connection with such refinancing;

(2)	Guarantees by the Issuer or any Guarantor of Indebtedness of the Issuer or any Restricted Subsidiary so long as the Incurrence of such Indebtedness is permitted under the terms of the Indenture;

(3)	Indebtedness of the Issuer owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Issuer or any Restricted Subsidiary; provided, however, that:

(a)	any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Issuer or a Restricted Subsidiary; and

(b)	any sale or other transfer of any such Indebtedness to a Person other than the Issuer or a Restricted Subsidiary,

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be;

(4)	Indebtedness represented by (a) the Notes (other than any Additional Notes), including any Guarantee thereof, (b) any Exchange Notes issued in exchange for such Notes, including any Guarantee thereof, (c) any Indebtedness (other than Indebtedness incurred pursuant to clauses (1), (3) and (4)(a)) outstanding on the Issue Date, including any Guarantee thereof, (d) Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or clause (5) of this paragraph or Incurred pursuant to the first paragraph of this covenant, and (e) Management Advances;

(5)	(x) Indebtedness of the Issuer or any Guarantor Incurred or issued to finance an acquisition or (y) Acquired Indebtedness; provided, however, that after giving pro forma effect to such acquisition, merger or consolidation, and the Incurrence of such Indebtedness (including pro forma application of the proceeds thereof), either:

(a)	the Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant;

(b)	the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries would not be lower than such ratio immediately prior to such acquisition, merger or consolidation; or

(c)	such Indebtedness constitutes Acquired Indebtedness (other than Indebtedness Incurred (without giving effect to the last sentence of the definition of “Acquired Indebtedness” or the proviso in the definition of “Incurred”) in contemplation of the transaction or series of related transactions pursuant to which such Persons became a Restricted Subsidiary or was otherwise acquired by the Issuer or a Restricted Subsidiary); provided that the only obligors with respect to such Indebtedness and any Refinancing Indebtedness in respect thereof shall be those Persons who were obligors of such Indebtedness prior to such acquisition, merger or consolidation; provided, further that the aggregate principal amount of any Acquired Indebtedness incurred pursuant to this clause (5)(c) outstanding at any time shall not exceed $5.0 million;

(6)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(7)	Indebtedness represented by Capitalized Lease Obligations or Purchase Money Obligations in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, does not exceed the greater of (a) $50.0 million and (b) 2.0% of Total Assets at the time of Incurrence, and any Refinancing Indebtedness in respect thereof;

(8)	Indebtedness in respect of (a) workers’ compensation claims, self-insurance obligations, performance, indemnity, surety, judgment, appeal, advance payment, customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Issuer or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business or consistent with past practice, (b) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or consistent with past practice; provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence; (c) customer deposits and advance payments received in the ordinary course of business or consistent with past practice from customers for goods or services purchased in the ordinary course of business or consistent with past practice; and (d) any customary treasury, depositary, cash management, automatic clearinghouse arrangements, overdraft protections, cash pooling or netting or setting off arrangements or similar arrangements in the ordinary course of business or consistent with past practice;

(9)	Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition);

(10)	[reserved];

(11)	[reserved];

(12)	Indebtedness consisting of promissory notes issued by the Issuer or any of its Subsidiaries to any current or former employee, director or consultant of the Issuer or any of its Subsidiaries (or permitted transferees, assigns, estates, or heirs of such employee, director or consultant), to finance the purchase or redemption of Capital Stock of the Issuer that is permitted by the covenant described below under “—Limitation on Restricted Payments”;

(13)	Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case Incurred in the ordinary course of business or consistent with past practice;

(14)	Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause (14) and then outstanding, will not exceed the greater of (a) $75.0 million and (b) 3.0% of Total Assets; provided, however, that the aggregate outstanding principal amount of Indebtedness of Non-Guarantor Subsidiaries Incurred pursuant to this clause (14) may not exceed $50.0 million;

(15)	Indebtedness Incurred pursuant to a Qualified Receivables Transaction; provided, however, that, at the time of such Incurrence, the Issuer would have been entitled to Incur Indebtedness pursuant to clause (1) above in an amount equal to the Receivables Transaction Amount of such Qualified Receivables Transaction; and

(16)	Physician Support Obligations Incurred by the Issuer or any Restricted Subsidiary.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with this covenant:

(1)	subject to clause (3) below, in the event that all or any portion of any item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Issuer, in its sole discretion, may classify, and may from time to time reclassify under clause (2) below, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the clauses of the second paragraph or the first paragraph of this covenant;

(2)	subject to clause (3) below, additionally, all or any portion of any item of Indebtedness may later be classified as having been Incurred pursuant to any type of Indebtedness described in the first and second paragraphs of this covenant so long as such Indebtedness is permitted to be Incurred pursuant to such provision at the time of reclassification;

(3)	all Indebtedness outstanding on April 29, 2016, under the Credit Agreements shall be deemed to have been incurred on April 29, 2016, under clause (1) of the second paragraph of the description of this covenant and may not be reclassified at any time pursuant to clause (1) or (2) of this paragraph;

(4)	in the case of any refinancing of any Indebtedness permitted under clause (7) or (14) of the second paragraph of this covenant or any portion thereof, such Indebtedness shall not include the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(5)	Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(6)	if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to clause (1), (7) or (14) of the second paragraph of this covenant or the first paragraph of this covenant and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included to the extent of the amount treated as so Incurred;

(7)	the principal amount of any Disqualified Stock of the Issuer or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(8)	Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(9)	the amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness.

Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in GAAP, will not be deemed to be an Incurrence of Indebtedness for purposes of the covenant described under this “—Limitation on Indebtedness.”

If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Issuer as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under the covenant described under this “—Limitation on Indebtedness,” the Issuer shall be in default of this covenant).

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuer or a Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in the same currency as the Indebtedness being refinanced, shall be calculated based on the currency exchange rate in effect on the date such Indebtedness being refinanced was originally incurred, in the case of term indebtedness, or first committed, in the case of revolving credit indebtedness. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral or is secured by different collateral.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)	declare or pay any dividend or make any distribution on or in respect of the Issuer’s or any Restricted Subsidiary’s Capital Stock (including any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) except:

(a)	dividends or distributions payable in Capital Stock of the Issuer (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Issuer; and

(b)	dividends or distributions payable to the Issuer or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than the Issuer or another Restricted Subsidiary on no more than a pro rata basis);

(2)	purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Issuer held by Persons other than the Issuer or a Restricted Subsidiary of the Issuer;

(3)	purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than (a) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and (b) any Indebtedness Incurred pursuant to clause (3) of the second paragraph of the covenant described under “—Limitation on Indebtedness”); or

(4)	make any Restricted Investment;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) are referred to herein as a “Restricted Payment”), if at the time the Issuer or such Restricted Subsidiary makes such Restricted Payment:

(a)	a Default or an Event of Default shall have occurred and be continuing (or would result immediately thereafter therefrom);

(b)	the Issuer is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “—Limitation on Indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c)	the aggregate amount of such Restricted Payment and all other Restricted Payments made after the Issue Date (and not returned or rescinded) (including Permitted Payments made pursuant to clause (1) (without duplication) of the next succeeding paragraph, but excluding all other Restricted Payments made pursuant to the next succeeding paragraph) would exceed the sum of (without duplication):

(i)	50% of Consolidated Net Income of the Issuer for the period (treated as one accounting period) from the first day of the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal consolidated financial statements of the Issuer are available (or, in the case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii)	100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Issuer from the issue or sale of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) subsequent to the Issue Date or otherwise contributed to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock) of the Issuer subsequent to the Issue Date (in each case other than (x) Net Cash Proceeds or property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any Subsidiary of the Issuer for the benefit of its employees to the extent funded by the Issuer or any Restricted Subsidiary, (y) Net Cash Proceeds or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on clause (6) of the next succeeding paragraph and (z) Excluded Contributions);

(iii)	100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Issuer or any Restricted Subsidiary from the issue or sale (other than to the Issuer or a Restricted Subsidiary of the Issuer or an employee stock ownership plan or trust established by the Issuer or any Subsidiary for the benefit of their employees to the extent funded by the Issuer or any Restricted Subsidiary) by the Issuer or any Restricted Subsidiary subsequent to the Issue Date of any Indebtedness, Disqualified Stock or Designated Preferred Stock that has been converted into or exchanged for Capital Stock of the Issuer (other than Disqualified Stock or Designated Preferred Stock) plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities, received by the Issuer or any Restricted Subsidiary upon such conversion or exchange;

(iv)	100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of: (i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constituted Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or (ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than to the extent of the amount of the Investment that constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; and

(v)

in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into the Issuer or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Issuer or a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred), as determined in good faith by the Issuer at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger or consolidation or transfer of assets (after taking into consideration any Indebtedness associated with the Unrestricted Subsidiary so designated or merged or consolidated or Indebtedness associated with the assets so transferred), other than to the extent of the amount of the Investment that constituted a Permitted Investment.

The foregoing provisions will not prohibit any of the following (collectively, “Permitted Payments”):

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture, or the redemption, repurchase or retirement of Indebtedness if, at the date of any irrevocable redemption notice, such payment would have complied with the provisions of the Indenture;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock or Subordinated Indebtedness made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Issuer (other than Disqualified Stock or Designated Preferred Stock and other than Capital Stock sold to a Restricted Subsidiary) (“Refunding Capital Stock”) or a substantially concurrent contribution to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock or through an Excluded Contribution or by any Restricted Subsidiary) of the Issuer; provided, however, that to the extent so applied, the Net Cash Proceeds, or fair market value of property or assets or of marketable securities, from such sale of Capital Stock or such contribution will be excluded from clause (c) of the preceding paragraph;

(3)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Indebtedness that constitutes Refinancing Indebtedness permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” above;

(4)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of the Issuer or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock (other than any exchange or sale to a Restricted Subsidiary and other than an issuance of Disqualified Stock of the Issuer or Preferred Stock of a Restricted Subsidiary to replace Preferred Stock (other than Disqualified Stock) of the Issuer) of the Issuer or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” above;

(5)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary:

(a)	from Net Available Cash to the extent permitted under “—Limitation on Sales of Assets and Subsidiary Stock” below, but only if the Issuer shall have first complied with the terms described under “—Limitation on Sales of Assets and Subsidiary Stock” and purchased all Notes tendered pursuant to any offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock; or

(b)	to the extent required by the agreement governing such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, following the occurrence of a Change of Control (or other similar event described therein as a “change of control”), but only if the Issuer shall have first complied with the terms described under “—Change of Control” and purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock;

(6)	a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Capital Stock (other than Disqualified Stock) of the Issuer held by any future, present or former employee, director or consultant of the Issuer or any of its Subsidiaries (or permitted transferees, assigns, estates, trusts or heirs of such employee, director or consultant) either pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or upon the termination of such employee, director or consultant’s employment or directorship; provided, however, that the aggregate Restricted Payments made under this clause (6) do not exceed $15.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds from the sale of Capital Stock (other than Disqualified Stock or Designated Preferred Stock or Excluded Contributions) of the Issuer to members of management, directors or consultants of the Issuer or any of its Subsidiaries that occurred after the Issue Date, to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph; plus

(b)	the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date; less

(c)	the amount of any Restricted Payments made in previous calendar years pursuant to clauses (a) and (b) of this clause;

and provided further that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from members of management, directors, employees or consultants of the Issuer or Restricted Subsidiaries in connection with a repurchase of Capital Stock of the Issuer will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(7)	the declaration and payment of dividends on Disqualified Stock or Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under “—Limitation on Indebtedness” above;

(8)	purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof;

(9)	payments by the Issuer or any Restricted Subsidiary in amounts constituting or to be used for purposes of making payments to the extent specified in clauses (2), (3), (5) and (11) of the second paragraph under “—Limitation on Affiliate Transactions”;

(10)	[reserved];

(11)	payments by the Issuer to holders of Capital Stock of the Issuer in lieu of the issuance of fractional shares of such Capital Stock, provided, however, that any such payment shall not be for the purpose of evading any limitation of this covenant or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by the Board of Directors of the Issuer);

(12)	Restricted Payments that are made with Excluded Contributions;

(13)

(i) the declaration and payment of dividends on Designated Preferred Stock of the Issuer issued after the Issue Date and (ii) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock; provided, however, that the amount of all dividends declared or paid pursuant to this clause shall not exceed the Net Cash Proceeds received by the Issuer or the aggregate amount contributed in cash to the equity (other than through the issuance of Disqualified Stock or an Excluded Contribution) of the Issuer, from the issuance or sale of such Designated Preferred Stock; provided further, in the case of clauses (i) and (ii), that for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Preferred

Stock, after giving effect to such payment on a pro forma basis the Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the test set forth in the first paragraph of the covenant described under “—Limitation on Indebtedness”;

(14)	dividends or other distributions of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (unless the Unrestricted Subsidiary’s principal asset is cash or Cash Equivalents);

(15)	distributions or payments in connection with a Qualified Receivables Transaction;

(16)	any Restricted Payment attributable to, or arising or made in connection with the Transactions and the fees and expenses related thereto as generally described in this prospectus;

(17)	Restricted Payments (including loans or advances) in an aggregate amount not to exceed the greater of $50.0 million and 2.0% of Total Assets; provided, however, that, at the time of each such Restricted Payment, no Default or Event of Default shall have occurred and be continuing (or result therefrom);

(18)	[reserved]; and

(19)	mandatory redemptions of Disqualified Stock issued as a Restricted Payment or as consideration for a Permitted Investment; provided that (A) the aggregate amount paid for such redemptions with respect to any such issuance is no greater than the corresponding amount that constituted a Restricted Payment or Permitted Investment upon issuance thereof and (B) at the time of and after giving effect to each such mandatory redemption, the Issuer is entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”.

For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the categories of Permitted Payments described in clauses (1) through (19) above, or is permitted pursuant to the first paragraph of this covenant, the Issuer will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify (based on circumstances existing at the time of such reclassification) such Restricted Payment (or portion thereof) in any manner that complies with this covenant.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non-cash Restricted Payment, property or assets other than cash shall be determined conclusively by the Board of Directors of the Issuer acting in good faith.

Limitation on Liens

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or permit to exist any Lien (except Permitted Liens) (each, an “Initial Lien”) that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Issuer or any Restricted Subsidiary, unless:

(1)	in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2)	in all other cases, the Notes and the related Guarantees are equally and ratably secured with the Obligations secured by such Initial Lien.

Any Lien created for the benefit of the Holders pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien will also be permitted to secure any Increased Amount of such

Indebtedness. The “Increased Amount” of any Indebtedness will mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Limitation on Sale and Leaseback Transactions

The Issuer will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any property unless:

(1)	the Issuer or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the covenant described under “—Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under “—Limitation on Liens”;

(2)	the net proceeds received by the Issuer or any Restricted Subsidiary in connection with such Sale and Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors of the Issuer) of such property; and

(3)	the Issuer applies 100% of the Net Available Cash from any Sale and Leaseback Transaction in compliance with the covenant described under “—Limitation on Sale of Assets and Subsidiary Stock.”

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(A)	pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to the Issuer or any Restricted Subsidiary;

(B)	make any loans or advances to the Issuer or any Restricted Subsidiary; or

(C)	sell, lease or transfer any of its property or assets to the Issuer or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Issuer or any Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

The provisions of the preceding paragraph will not prohibit:

(1)	any encumbrance or restriction pursuant to (a) any Credit Facility, or (b) any other agreement or instrument, in each case, in effect at or entered into on the Issue Date or April 29, 2016;

(2)	any encumbrance or restriction pursuant to the Indenture, the Notes, the Guarantees, the Exchange Notes and the Guarantees thereof;

(3)

any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into the Issuer or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by the Issuer or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Issuer or was merged, consolidated or otherwise combined with or into the Issuer or any Restricted Subsidiary or entered into in contemplation of or in connection with such transaction) and outstanding on such date which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the properties or assets of the Person, so acquired; provided that, for the purposes of this clause, if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Issuer or any Restricted Subsidiary when such Person becomes the Successor Company;

(4)	any encumbrance or restriction:

(a)	that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract or agreement, or the assignment or transfer of any lease, license or other contract or agreement;

(b)	contained in mortgages, pledges, charges or other security agreements permitted under the Indenture or securing Indebtedness of the Issuer or a Restricted Subsidiary permitted under the Indenture to the extent such encumbrances or restrictions restrict the transfer or encumbrance of the property or assets subject to such mortgages, pledges, charges or other security agreements; or

(c)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Issuer or any Restricted Subsidiary;

(5)	any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under the Indenture that impose encumbrances or restrictions on the property so acquired;

(6)	any encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of the Issuer or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(7)	customary provisions in leases, licenses, shareholder agreements, joint venture agreements, organizational documents and other similar agreements and instruments;

(8)	encumbrances or restrictions arising or existing by reason of applicable law or any applicable law, rule, regulation or order, or required by any regulatory authority;

(9)	any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business or consistent with past practice;

(10)	any customary encumbrance or restriction pursuant to Hedging Obligations;

(11)	[reserved];

(12)	any encumbrance or restriction required by the terms of any agreement relating to a Qualified Receivables Transaction; provided, however, that such encumbrance or restriction applies only to such Qualified Receivables Transaction;

(13)

any encumbrance or restriction arising pursuant to an agreement or instrument (which, if it relates to any Indebtedness, shall only be permitted if such Indebtedness is permitted to be Incurred pursuant to the provisions of the covenant described under “—Limitation on Indebtedness”) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole (i) are not materially less favorable to the Holders than the encumbrances and restrictions contained in the Credit Agreements, together with the security documents associated therewith, as in effect on April 29, 2016

(as determined in good faith by the Issuer), or (ii) either (a) the Issuer determines at the time of entry into such agreement or instrument that such encumbrances or restrictions will not adversely affect, in any material respect, the Issuer’s ability to make principal or interest payments on the Notes or (b) such encumbrance or restriction applies only during the continuance of a default relating to such agreement or instrument;

(14)	any encumbrance or restriction existing by reason of any lien permitted under “—Limitation on Liens”; or

(15)	any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise refinances, an agreement or instrument referred to in clauses (1) to (14) of this paragraph or this clause (15) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an agreement referred to in clauses (1) to (14) of this paragraph or this clause (15); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Holders taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by the Issuer).

Limitation on Sales of Assets and Subsidiary Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)	the Issuer or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors of the Issuer, of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2)	in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3)	the Issuer or any of its Restricted Subsidiaries, will apply 100% of the Net Available Cash from any Asset Disposition:

(a)

to the extent the Issuer or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), (i) to prepay, repay or purchase any (x) Indebtedness of a Non-Guarantor Subsidiary (other than Indebtedness owed to the Issuer or any Restricted Subsidiary), (y) Indebtedness that is secured by a Lien (other than Indebtedness owed to the Issuer or any Restricted Subsidiary) or (z) Indebtedness under any or all of the Credit Agreements (or any Refinancing Indebtedness in respect thereof), in each case, within 365 days from the later of (A) the date of such Asset Disposition and (B) the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Issuer or Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or (ii) to prepay, repay or purchase Senior Indebtedness (other than Senior Indebtedness described in (i) above); provided further that, to the extent the Issuer redeems, repays or repurchases Senior Indebtedness pursuant to this clause (ii), the Issuer shall equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100%

of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Disposition Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; and/or

(b)	to the extent the Issuer or any Restricted Subsidiary elects, to invest in or commit to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Issuer or another Restricted Subsidiary) within 365 days from the later of (i) the date of such Asset Disposition and (ii) the receipt of such Net Available Cash; provided, however, that a binding agreement shall be treated as a permitted application of Net Available Cash from the date of such commitment with the good faith expectation that such Net Available Cash will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Available Cash is applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Available Cash is applied, then such Net Available Cash will constitute Excess Proceeds;

provided, however, that pending the final application of any such Net Available Cash in accordance with clause (3)(a) or clause (3)(b) above, the Issuer and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise use such Net Available Cash in any manner not prohibited by the Indenture.

Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds” under the Indenture. On the 366th day after an Asset Disposition or the receipt of such Net Available Cash, if the aggregate amount of Excess Proceeds under the Indenture exceeds $50.0 million, the Issuer will within 10 Business Days be required to make an offer (“Asset Disposition Offer”) to all Holders of Notes issued under the Indenture and, to the extent the Issuer elects, to all holders of other outstanding Senior Indebtedness, to purchase the maximum principal amount of Notes and any such Senior Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price equal to 100% of the principal amount of the Notes, and Senior Indebtedness, in each case, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Senior Indebtedness, as applicable, and, with respect to the Notes, in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. The Issuer will deliver notice of such Asset Disposition Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the applicable procedures of DTC, describing the transaction or transactions that constitute the Asset Disposition and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by the Indenture and described in such notice.

To the extent that the aggregate amount of Notes and Senior Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose not prohibited by the Indenture. If the aggregate principal amount of the Notes surrendered in any Asset Disposition Offer by Holders and other Senior Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Excess Proceeds shall be allocated among the Notes and Senior Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Senior Indebtedness; provided that no Notes or other Senior Indebtedness will be selected and purchased in an unauthorized denomination. Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds will be reset at zero.

To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than U.S. dollars, the amount thereof payable in respect of the Notes will not exceed the net amount of funds in U.S. dollars that is actually received by the Issuer upon converting such portion into U.S. dollars.

For the purposes of clause (2) of the first paragraph of this covenant, the following will be deemed to be cash:

(1)	the assumption by the transferee of Indebtedness or other liabilities contingent or otherwise of the Issuer or a Restricted Subsidiary (other than Subordinated Indebtedness of the Issuer or a Guarantor) and the release of the Issuer or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2)	securities, notes or other obligations received by the Issuer or any Restricted Subsidiary of the Issuer from the transferee that are converted by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3)	Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Issuer and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4)	consideration consisting of Indebtedness of the Issuer (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the Issuer or any Restricted Subsidiary; and

(5)	any Designated Non-Cash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this covenant that is at that time outstanding, not to exceed the greater of $75.0 million and 3.0% of Total Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

The Issuer will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The Credit Agreements may prohibit or limit, and other agreements to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Notes pursuant to this covenant. In the event the Issuer is prohibited from purchasing the Notes, the Issuer could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Notes. In such case, the Issuer’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

Limitation on Affiliate Transactions

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Issuer (an “Affiliate Transaction”) involving aggregate value in excess of $5.0 million unless:

(1)	the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm’s-length dealings with a Person who is not such an Affiliate; and

(2)	in the event such Affiliate Transaction involves an aggregate value in excess of $25.0 million, the terms of such transaction have been approved by a majority of the members of the Disinterested Directors.

The provisions of the preceding paragraph will not apply to:

(1)	any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments,” or any Permitted Investment;

(2)	any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Issuer or any Restricted Subsidiary, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants’ plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) or indemnities provided on behalf of officers, employees, directors or consultants approved by the Board of Directors of the Issuer, in each case in the ordinary course of business or consistent with past practice;

(3)	any Management Advances and any waiver or transaction with respect thereto;

(4)	any transaction between or among the Issuer and any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries;

(5)	the payment of compensation, fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, officers, consultants or employees of the Issuer or any Restricted Subsidiary (whether directly or indirectly and including through any Person owned or controlled by any of such directors, officers or employees);

(6)	(A) any agreement or arrangement as in effect as of the Issue Date (or transactions pursuant thereto), (B) any other agreements or arrangements (or transactions pursuant thereto) as in effect on April 29, 2016 (including the Spin-Off Documents), or pursuant to or in connection with the Spin-Off Documents (including the Transactions) or (C) any amendment, modification or supplement to the agreements referenced in clauses (A) or (B) above or any replacement thereof, as long as the terms of such agreement or arrangement, as so amended, modified, supplemented or replaced are not materially more disadvantageous to the Holders when taken as a whole when compared to the applicable agreements or arrangements as in effect on the Issue Date or as generally described in this prospectus, as applicable, as determined in good faith by the Issuer;

(7)	any transaction pursuant to a Qualified Receivables Transaction;

(8)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business or consistent with past practice, which are fair to the Issuer or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors of the Issuer or the senior management of the Issuer or the relevant Restricted Subsidiary, or are on terms no less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(9)

at or prior to the Spin-Off, (A) any cash management transactions or related transactions between or among the Issuer or any of its Subsidiaries, on the one hand, and Community Health Systems, Inc. or any of its Subsidiaries (other than the Issuer or any of its Subsidiaries), on the other hand, (B) any cancelation of Indebtedness, intercompany accounts, balances, credits or debits between or among the Issuer or any of its Subsidiaries, on the one hand, and Community Health Systems, Inc. or any of its Subsidiaries (other than the Issuer or any of its Subsidiaries), on the other hand, and (C) any other transactions between or among the Issuer or any of its Subsidiaries, on the one hand, and Community Health Systems, Inc. or any of its Subsidiaries (other than the Issuer or any of its Subsidiaries), on the other hand, in each case under this clause (C) in the ordinary course of business;

(10)	issuances or sales of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Issuer or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights in connection therewith or any contribution to capital of the Issuer or any Restricted Subsidiary;

(11)	the Transactions, in each case as generally disclosed in this prospectus, and the payment of all fees and expenses related to the Transactions;

(12)	transactions in which the Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph;

(13)	[reserved]; and

(14)	any purchases by the Issuer’s Affiliates of Indebtedness or Disqualified Stock of the Issuer or any of its Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Issuer’s Affiliates; provided that such purchases by the Issuer’s Affiliates are on the same terms as such purchases by such Persons who are not the Issuer’s Affiliates.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Issuer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Issuer. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Issuer may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Limitation on Indebtedness,” the Issuer will be in default of such covenant.

The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Issuer; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Limitation on Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation. Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the preceding conditions.

Reports

Whether or not required by the SEC, so long as any Notes are outstanding, if not filed electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (or any successor system), from and after April 29, 2016, the Issuer will furnish to the Trustee, within 15 days after the time periods specified below:

(1)	within 90 days after the end of each fiscal year, all information that would be required to be contained in an annual report on Form 10-K, or any successor or comparable form, filed with the SEC, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report on the annual financial statements by the Issuer’s independent registered public accounting firm;

(2)	within 45 days after the end of each of the first three fiscal quarters of each fiscal year, all information that would be required to be contained in a quarterly report on Form 10-Q, or any successor or comparable form, filed with the SEC; and

(3)	within the time periods specified for filing current reports on Form 8-K, all current reports required to be filed with the SEC on Form 8-K (whether or not the Issuer is then required to file such reports); provided that no such current report will be required to be furnished if the Issuer determines in its good faith judgment that such event is not material to Holders or the business, assets, operations, financial position or prospects of the Issuer and its Restricted Subsidiaries, taken as a whole;

in each case, in a manner that complies in all material respects with the requirements specified in such form. Notwithstanding the foregoing, the Issuer will not be so obligated to file such reports with the SEC if the SEC does not permit such filing, so long as the Issuer makes available such information to prospective purchasers of the Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case, at the Issuer’s expense and by the applicable date the Issuer would be required to file such information pursuant to the immediately preceding sentence. At any time that any of the Issuer’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by this covenant shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer; provided, however, that such reasonably detailed presentation shall not be required if the Total Assets of all Unrestricted Subsidiaries are less than 5.0% of the Issuer’s Total Assets. To the extent any such information is not so filed or furnished, as applicable, within the time periods specified above and such information is subsequently filed or furnished, as applicable, the Issuer will be deemed to have satisfied its obligations with respect thereto at such time and any Default or Event of Default with respect thereto shall be deemed to have been cured at such time; provided that such cure shall not otherwise affect the rights of the Holders under “—Events of Default” if Holders of at least 25% in principal amount of the then total outstanding Notes have declared the principal, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately and such declaration shall not have been rescinded or cancelled prior to such cure. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Substantially concurrently with the furnishing or making such information available to the Trustee pursuant to the immediately preceding paragraph, the Issuer shall also post copies of such information required by the immediately preceding paragraph on its website. The Issuer will also hold quarterly conference calls for the Holders of the Notes to discuss financial information for the previous quarter (it being understood that such quarterly conference call may be the same conference call as with Issuer’s equity investors and analysts). The conference call will be following the last day of each fiscal quarter of the Issuer and not later than 10 Business Days from the time that the Issuer distributes the financial information as set forth in the third preceding paragraph. No fewer than two days prior to the conference call, the Issuer will issue a press release announcing the time and date of such conference call and providing instructions for Holders, securities analysts and prospective investors to obtain access to such call.

Limitation on Guarantees

The Issuer will not permit any of its Wholly Owned Domestic Subsidiaries that are Restricted Subsidiaries (and non-Wholly Owned Domestic Subsidiaries if such non-Wholly Owned Domestic Subsidiaries guarantee any other capital markets debt securities of the Issuer or any Restricted Subsidiary or guarantee all or a portion of any Credit Agreement), other than a Guarantor or a Receivables Subsidiary, to Guarantee the payment of any capital markets debt securities or Indebtedness under any Credit Agreement, in each case of the Issuer or any Guarantor unless:

(1)	such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture and, if applicable, a joinder or supplement to the Registration Rights Agreement providing for a senior Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes or such Guarantor’s Guarantee;

(2)	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee until payment in full of Obligations under the Indenture; and

(3)	such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel stating that:

(a)	such Guarantee has been duly executed and authorized; and

(b)	such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principals of equity;

provided that this covenant shall not be applicable (i) prior to April 29, 2016, or (ii) in the event that the Guarantee of the Issuer’s obligations under the Notes or the Indenture by such Subsidiary would not be permitted under applicable law.

The Issuer may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case, such Subsidiary shall only be required to comply with the requirements in clause (1) described above.

If any Guarantor becomes an Immaterial Subsidiary, the Issuer shall have the right, by execution and delivery of a supplemental indenture to the Trustee, to cause such Immaterial Subsidiary to cease to be a Guarantor, subject to the requirement described in the first paragraph above that such Subsidiary shall be required to become a Guarantor if it ceases to be an Immaterial Subsidiary (except that if such Subsidiary has been properly designated as an Unrestricted Subsidiary it shall not be so required to become a Guarantor or execute a supplemental indenture); provided, however, that such Immaterial Subsidiary shall not be permitted to Guarantee any Credit Agreement or other Indebtedness of the Issuer or any other Guarantor, unless it again becomes a Guarantor.

Merger and Consolidation

The Issuer

The Issuer will not consolidate with or merge with or into or convey, transfer or lease all or substantially all its assets, in one or more related transactions (for the avoidance of doubt, not including the Transactions), to any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any state of the United States or the District of Columbia and the Successor Company (if not the Issuer) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Issuer under the Notes and the Indenture and if such Successor Company is not a corporation, a co-obligor of the Notes is a corporation organized or existing under such laws;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the applicable Successor Company or any Subsidiary of the applicable Successor Company as a result of such transaction as having been Incurred by the applicable Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction, either (a) the applicable Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Indebtedness” or (b) the Fixed Charge Coverage Ratio would not be lower than it was immediately prior to giving effect to such transaction; and

(4)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture and an Opinion of Counsel stating that such supplemental indenture (if any) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the applicable Successor Company (in each case, in form satisfactory to the Trustee); provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact, including as to satisfaction of clauses (2) and (3) above.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Issuer, which properties and assets, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Notes and the Indenture, but in the case of a lease of all or substantially all its assets, the predecessor company will not be released from its obligations under the Notes or the Indenture.

Notwithstanding the preceding clauses (2), (3) and (4) (which do not apply to transactions referred to in this sentence), any Restricted Subsidiary of the Issuer may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Issuer. Notwithstanding the preceding clauses (2) and (3) (which do not apply to the transactions referred to in this sentence), the Issuer may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Issuer, reincorporating the Issuer in another jurisdiction, or changing the legal form of the Issuer.

There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Guarantors

No Guarantor may:

(1)	consolidate with or merge with or into any Person, or

(2)	sell, convey, transfer or dispose of, all or substantially all its assets, in one transaction or a series of related transactions (for the avoidance of doubt, not including the Transactions), to any Person, or

(3)	permit any Person to merge with or into the Guarantor, unless:

(a)	the other Person is the Issuer or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction; or

(b)	(1) either (x) a Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes all of the obligations of the Guarantor under its Guarantee of the Notes and the Indenture; and

(2) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(c)	the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of a Guarantor or the sale or disposition of all or substantially all the assets of a Guarantor (in each case other than to the Issuer or a Restricted Subsidiary) otherwise permitted by the Indenture.

There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Events of Default

Each of the following is an Event of Default under the Indenture:

(1)	default in any payment of interest or Additional Interest, if any, on any Note when due and payable, continued for 30 days;

(2)	default in the payment of the principal amount of or premium, if any, on any Note issued under the Indenture when due at its Stated Maturity, optional redemption, required repurchase, declaration or otherwise;

(3)	the failure by the Issuer to comply with its obligations under “—Certain Covenants—Merger and Consolidation” above;

(4)	failure to comply for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in principal amount of the outstanding Notes with any other agreement or obligation contained in the Notes or the Indenture;

(5)

default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Issuer or any of its Restricted

Subsidiaries) other than Indebtedness owed to the Issuer or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(a)	is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness (“payment default”); or

(b)	results in the acceleration of such Indebtedness prior to its stated final maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(6)	certain events of bankruptcy, insolvency or court protection in the United States or other applicable jurisdictions of the Issuer or a Significant Subsidiary or group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(7)	failure by the Issuer or any Significant Subsidiary (or group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $15.0 million (other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by an indemnity or insurance as aforesaid, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed (the “judgment default provision”); or

(8)	any Guarantee of the Notes ceases to be in full force and effect, other than in accordance with the terms of the Indenture, or a Guarantor denies or disaffirms its obligations under its Guarantee of the Notes, other than in accordance with the terms thereof or upon release of such Guarantee in accordance with the Indenture or, without limiting clause (6) above, in connection with the bankruptcy of a Guarantor, so long as the aggregate assets of such Guarantor and any other Guarantor whose Guarantee ceased to be in full force and effect as a result of a bankruptcy are less than $15.0 million (the “guarantee provision”).

However, a default under clause (4) of this paragraph will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clause (4) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (6) above with respect to the Issuer) occurs and is continuing, the Trustee by written notice to the Issuer (or the Holders of at least 25% in principal amount of the outstanding Notes by written notice to the Issuer and the Trustee), may declare the principal of, and accrued and unpaid interest, including Additional Interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest, including Additional Interest, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if (1) the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured, or waived by the holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto, (2) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (3) all existing Events of Default, except nonpayment of principal or interest, including Additional Interest, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

If an Event of Default described in clause (6) above with respect to the Issuer occurs and is continuing, the principal of, and accrued and unpaid interest, including Additional Interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in principal amount of the outstanding Notes under the Indenture may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest, or Additional Interest, if any) and rescind any such acceleration with respect to such Notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

The Indenture provides that (i) if a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in the covenant described under “—Certain Covenants—Reports” or otherwise to deliver any notice or certificate pursuant to any other provision of this Indenture will be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the Indenture.

If an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense.

Except to enforce the right to receive payment of principal or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3)	such Holders have offered in writing the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the written request and the offer of security or indemnity; and

(5)	the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that, in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it against all losses and expenses that may be caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and the Trustee is informed of such occurrence by the Issuer, the Trustee must give notice of the Default to the Holders within 60 days after being notified by the Issuer. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as the Trustee in good faith determines that withholding notice is in the interests of the Holders. The Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

The Notes will provide for the Trustee to take action on behalf of the Holders in certain circumstances, but only if the Trustee is indemnified to its satisfaction. It may not be possible for the Trustee to take certain actions in relation to the Notes and, accordingly, in such circumstances the Trustee will be unable to take action, notwithstanding the provision of an indemnity to it, and it will be for Holders to take action directly.

Notwithstanding anything to the contrary set forth herein, no provision of the Indenture shall prevent the completion of any of the Transactions or the transactions described in sub-clauses (A) and (B) of clause (9) of “—Certain Covenants—Limitation on Affiliate Transactions” entered into in the ordinary course of business, nor shall the Transactions (or such other transactions) give rise to any Default.

Amendments and Waivers

Subject to certain exceptions, the Note Documents may be amended, supplemented or otherwise modified with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) and, subject to certain exceptions, any default or compliance with any provisions thereof may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes). However, an amendment or waiver may not, with respect to any such Notes held by a non-consenting Holder:

(1)	reduce the principal amount of such Notes whose Holders must consent to an amendment;

(2)	reduce the stated rate of or extend the stated time for payment of interest on any such Note (other than provisions relating to Change of Control and Asset Dispositions);

(3)	reduce the principal of or change the Stated Maturity of any such Note;

(4)	reduce the premium payable upon the redemption of any such Note or change the time at which any such Note may be redeemed, in each case as described above under “—Optional Redemption”;

(5)	make any such Note payable in currency other than that stated in such Note;

(6)	impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Notes;

(7)	waive a Default or Event of Default with respect to the nonpayment of principal, premium or interest (except pursuant to a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(8)	make any change in the ranking of any Note that would adversely affect the Holders;

(9)	[reserved];

(10)	make any change in the Escrow Agreement that would adversely affect the Holders in any material respect; or

(11)	make any change in the amendment or waiver provisions which require the Holders’ consent described in this sentence.

Notwithstanding the foregoing, without the consent of any Holder, the Issuer, the Trustee and the other parties thereto, as applicable, may amend or supplement any Note Documents and the Issuer may direct the Trustee, and the Trustee will, enter into an amendment to any Note Document, to:

(1)	cure any ambiguity, omission, mistake, defect, error or inconsistency, conform any provision to the “Description of the Notes” section of the Offering Memorandum dated April 8, 2016 with respect to the Initial Notes, or reduce the minimum denomination of the Notes;

(2)	provide for the assumption by a successor Person of the obligations of the Issuer under any Note Document;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes;

(4)	add to the covenants or provide for a Guarantee for the benefit of the Holders or surrender any right or power conferred upon the Issuer or any Restricted Subsidiary;

(5)	make any change that does not adversely affect the rights of any Holder in any material respect;

(6)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA, if such qualification is required;

(7)	make such provisions as necessary (as determined in good faith by the Issuer) for the issuance of Exchange Notes and Additional Notes otherwise permitted to be issued under the Indenture;

(8)	provide for any Restricted Subsidiary to provide a Guarantee in accordance with the covenant described under “—Certain Covenants—Limitation on Indebtedness,” to add Guarantees with respect to the Notes, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Guarantee or Lien with respect to or securing the Notes when such release, termination, discharge or retaking is provided for under the Indenture;

(9)	evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the applicable requirements thereof or to provide for the accession by the Trustee to any Note Document; or

(10)	make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including to facilitate the issuance and administration of Notes and the Exchange Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not adversely affect the rights of Holders to transfer Notes in any material respect.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment of any Note Document. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender.

Neither the Issuer nor any Affiliate of the Issuer may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Defeasance

The Issuer at any time may terminate all obligations of the Issuer under the Notes and the Indenture (“legal defeasance”) and cure all then existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust, the rights, powers, trusts, duties, immunities and indemnities of the Trustee and the obligations of the Issuer in connection therewith and obligations concerning issuing temporary Notes, registrations of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust.

The Issuer at any time may terminate the obligations of the Issuer and the Restricted Subsidiaries under the covenants described under “—Certain Covenants” (other than clauses (1) and (2) of “—Merger and Consolidation”) and “—Change of Control” and the default provisions relating to such covenants described under “—Events of Default” above, the operation of the cross-default upon a payment default, the cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the guarantee provision described under “—Events of Default” above (“covenant defeasance”).

The Issuer at its option at any time may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Issuer exercises its covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6) (with respect only to Significant Subsidiaries) or (7) under “—Events of Default” above or because of the failure of the Issuer to comply with clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above.

In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee cash in dollars or U.S. Government Obligations or a combination thereof for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of:

(1)	an Opinion of Counsel in the United States stating that Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and in the case of legal defeasance only, such Opinion of Counsel in the United States must be based on a ruling of the U.S. Internal Revenue Service or change in applicable U.S. federal income tax law since the issuance of the Notes);

(2)	an Opinion of Counsel stating that, as of the date of such opinion and subject to customary assumptions and exclusions, following the deposit, the trust funds will not be subject to the effect of Section 546 or 547 of Title 11 of the United States Code, as amended;

(3)	an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying, defrauding or preferring any creditors of the Issuer; and

(4)	an Officer’s Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent provided for or relating to legal defeasance or covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and cease to be of further effect (except as to surviving rights of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (1) either (a) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Holders) have been delivered to the Trustee for cancellation; or (b) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of an unconditional notice of redemption by the Trustee in the name, and at the expense, of the Issuer; (2) the Issuer has deposited or caused to be deposited with the Trustee, money in dollars or U.S. Government Obligations, or a combination thereof, as applicable, in an amount sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be; (3) the Issuer has paid or caused to be paid all other sums payable under the Indenture; and (4) the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent under the “—Satisfaction and Discharge” section of the Indenture relating to the satisfaction and discharge of the Indenture have been complied with; provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (1), (2) and (3)).

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator or shareholder of the Issuer or any of its Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Issuer under the Note Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the Trustee

Regions Bank, an Alabama banking corporation, is to be appointed as Trustee under the Indenture. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are set forth specifically in such Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care that a prudent person would use in conducting its own affairs. The permissive rights of the Trustee to take or refrain from taking any action enumerated in the Indenture will not be construed as an obligation or duty.

The Indenture imposes certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Issuer and its Affiliates and Subsidiaries.

The Indenture sets out the terms under which the Trustee may retire or be removed, and replaced. Such terms will include, among others, (1) that the Trustee may be removed at any time by the Holders of a majority in principal amount of then outstanding Notes, or may resign at any time by giving written notice to the Issuer and (2) that if the Trustee at any time (a) has or acquires a conflict of interest that is not eliminated, (b) fails to meet certain minimum limits regarding the aggregate of its capital and surplus or (c) becomes incapable of acting as Trustee or becomes insolvent or bankrupt, then the Issuer may remove the Trustee, or any Holder who has been a bona fide Holder for not less than six months may petition any court for removal of the Trustee and appointment of a successor Trustee.

Any removal or resignation of the Trustee shall not become effective until the acceptance of appointment by the successor Trustee.

The Indenture contains provisions for the indemnification of the Trustee for any loss, liability, taxes, fees and expenses incurred without gross negligence or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the Indenture.

Notices

All notices to Holders of Notes will be validly given if electronically delivered or mailed to them at their respective addresses in the register of the Holders of the Notes, if any, maintained by the registrar. For so long as any Notes are represented by global notes, all notices to Holders of the Notes will be delivered to DTC in accordance with the applicable procedures of DTC, delivery of which shall be deemed to satisfy the requirements of this paragraph, which will give such notices to the Holders of book-entry Notes.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed, such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed. Any notice or communication mailed to a Holder shall be mailed to such Person by first-class mail or other equivalent means and shall be sufficiently given to him if so mailed within the time prescribed. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Governing Law

The Indenture and the Notes, including any Guarantees, and the rights and duties of the parties thereunder shall be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with such Person becoming a Restricted Subsidiary of the Issuer or such acquisition or (3) of a Person at the time such Person merges with or into or consolidates, amalgamates or otherwise combines with the Issuer or any Restricted Subsidiary. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger, consolidation or other combination.

“Additional Assets” means:

(1)	any property or assets (other than Capital Stock) used or to be used by the Issuer, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in a Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2)	the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Issuer or a Restricted Subsidiary of the Issuer; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Issuer.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Alternative Currency” means each of Euro, British Pounds Sterling, Australian Dollars, Brazilian Real, Canadian Dollars, Chinese Yuan, Danish Kroner, Egyptian Pound, Hong Kong Dollars, Indian Rupee, Indonesian Rupiah, Japanese Yen, Korean Won, Mexican Pesos, New Zealand Dollars, Russian Ruble, Singapore Dollars, Swedish Kroner, Swiss Francs and each other currency (other than United States dollars) that is a lawful currency (other than United States dollars) that is readily available and freely transferable and convertible into United States Dollars.

“Applicable Premium” means the greater of (A) 1.0% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

(a)	the present value at such redemption date of (i) the redemption price of such Note at April 15, 2019 (such redemption price (expressed in percentage of principal amount) being set forth in the table under “—Optional Redemption” (excluding accrued but unpaid interest to the date of redemption)), plus (ii) all required interest payments due on such Note to and including such date set forth in clause (i) (excluding accrued but unpaid interest to the date of redemption), computed on the redemption date using a discount rate equal to the Applicable Treasury Rate at such redemption date plus 50 basis points; over

(b)	the outstanding principal amount of such Note;

in each case, as calculated by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate.

“Applicable Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such statistical release is not so published or available, any publicly available source of similar market data selected by the Issuer in good faith)) most nearly equal to the period from the redemption date to April 15, 2019; provided, however, that if the period from the redemption date to April 15, 2019 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to such applicable date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Asset Disposition” means:

(a)	the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Issuer or any of its Restricted Subsidiaries (in each case other than Capital Stock of the Issuer) (each referred to in this definition as a “disposition”); or

(b)	the issuance or sale of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness” or directors’ qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions;

in each case, other than:

(1)	a disposition by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(2)	a disposition of cash, Cash Equivalents or Investment Grade Securities;

(3)	a disposition of inventory or other assets in the ordinary course of business or consistent with past practice (including allowing any registrations or any applications for registrations of any intellectual property rights to lapse or go abandoned in the ordinary course of business or consistent with past practice);

(4)	a disposition of obsolete, worn out, uneconomic, damaged or surplus property, equipment or other assets or property, equipment or other assets that are no longer economically practical, commercially desirable to maintain, used or useful in the conduct of the business of the Issuer and its Restricted Subsidiaries, whether now or hereafter owned or leased or acquired in connection with an acquisition;

(5)	transactions permitted under “—Certain Covenants—Merger and Consolidation—The Issuer” or a transaction that constitutes a Change of Control;

(6)	an issuance of Capital Stock by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors of the Issuer;

(7)	any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by the Issuer) of less than $25.0 million;

(8)	any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments” and the making of any Permitted Payment or Permitted Investment or, solely for purposes of clause (3) of the first paragraph under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock,” asset sales, the proceeds of which are used to make such Restricted Payments or Permitted Investments;

(9)	dispositions consisting of Permitted Liens;

(10)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or consistent with past practice or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11)	conveyances, sales, transfers, licenses or sublicenses or other dispositions of intellectual property, software or other general intangibles and licenses, sub-licenses, leases or subleases of other property, in each case, in the ordinary course of business or consistent with past practice or pursuant to a research or development agreement in which the counterparty to such agreement receives a license to use the intellectual property or software that result from such agreement;

(12)	foreclosure, condemnation or any similar action with respect to any property or other assets;

(13)	the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business or consistent with past practice, or the conversion or exchange of accounts receivable for notes receivable;

(14)	any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(15)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(16)	(i) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased, (ii) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased) and (iii) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(17)	any sale, disposition or creation of a Lien pursuant to a Qualified Receivables Transaction, or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business or consistent with past practice;

(18)	any financing transaction with respect to property constructed, acquired, replaced, repaired or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Leaseback Transactions and asset securitizations, permitted by the Indenture;

(19)	dispositions of Investments in joint ventures or similar entities to the extent required by, or made pursuant to customary buy/sell arrangements between, the parties to such joint venture set forth in joint venture arrangements and similar binding arrangements;

(20)	the unwinding of any Hedging Obligations pursuant to its terms;

(21)	the surrender or waiver of any contractual rights and the settlement release, surrender or waiver of any contractual or other claims in each case in the ordinary course of business or consistent with past practice;

(22)	any swap of assets in exchange for services or other assets in the ordinary course of business or consistent with past practice of comparable or greater value or usefulness to the business of the Issuer as determined in good faith by the Issuer;

(23)	a Hospital Swap;

(24)	long-term leases of Hospitals to another Person; provided that the aggregate book value of the properties subject to such leases at any one time outstanding does not exceed 2.5% of the Total Assets at the time any such lease is entered into; and

(25)	any transfers or dispositions of assets made pursuant to the Separation and Distribution Agreement.

“Associate” means (i) any Person engaged in a Similar Business of which the Issuer or its Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (ii) any joint venture entered into by the Issuer or any Restricted Subsidiary of the Issuer.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligation.”

“Board of Directors” means (1) with respect to the Issuer or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner of the partnership or any duly authorized committee thereof; and (3) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, United States or the jurisdiction of the place of payment are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares of, rights to purchase, warrants, options or depositary receipts for, or other equivalents of or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of GAAP. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty. For purposes of the covenant described under “—Certain Covenants—Limitation on Liens,” a Capitalized Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Cash Equivalents” means:

(1)	(a) United States Dollars, Euro, or any national currency of any member state of the European Union or Canada; or (b) any other foreign currency held by the Issuer and the Restricted Subsidiaries in the ordinary course of business or consistent with past practice;

(2)	securities issued or directly and fully Guaranteed or insured by the United States or Canadian governments, a member state of the European Union or, in each case, any agency or instrumentality of the foregoing (provided that the full faith and credit obligation of such country or such member state is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(3)	certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender or by any bank or trust company (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of $100.0 million;

(4)	repurchase obligations for underlying securities of the types described in clauses (2), (3) and (7) entered into with any bank meeting the qualifications specified in clause (3) above;

(5)	commercial paper rated at least (i) “A-1” or higher by S&P or “P-1” or higher by Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Issuer) maturing within two years after the date of creation thereof or (ii) “A-2” or higher by S&P or “P-2” or higher by Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Issuer) maturing within one year after the date of creation thereof, or, in each case, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt;

(6)	marketable short-term money market and similar securities having a rating of at least “P-2” or “A-2” from either S&P or Moody’s, respectively (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Issuer) and in each case maturing within 24 months after the date of creation or acquisition thereof;

(7)

readily marketable direct obligations issued by any state, commonwealth or territory of the United States of America or any political subdivision, taxing authority or public instrumentality thereof, in each case, having one of the two highest ratings categories by S&P or Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Issuer) with maturities of not more than two years from the date of acquisition;

(8)	readily marketable direct obligations issued by any foreign government or any political subdivision, taxing authority or public instrumentality thereof, in each case, having one of the two highest ratings categories obtainable by S&P or Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Issuer) with maturities of not more than two years from the date of acquisition;

(9)	Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated within the three highest ratings categories by S&P or Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Issuer);

(10)	Indebtedness or Preferred Stock issued by Persons with a rating of (i) “A” or higher from S&P or “A-2” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Issuer) with maturities of 24 months or less from the date of acquisition, or (ii) “A-” or higher from S&P or “A-3” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Issuer) with maturities of 12 months or less from the date of acquisition;

(11)	bills of exchange issued in the United States, Canada, a member state of the European Union or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(12)	Cash Equivalents or instruments similar to those referred to in clauses (1) through (11) above denominated in Dollars or any Alternative Currency;

(13)	interests in any investment company, money market, enhanced high yield fund or other investment fund which invests 90% or more of its assets in instruments of the types specified in clauses (1) through (12) above; and

(14)	for purposes of clause (2) of the definition of “Asset Disposition,” any marketable securities portfolio owned by the Issuer and its Subsidiaries on April 29, 2016.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above; provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts.

“Cash Management Services” means any one or more of the following types of services or facilities: (a) automated clearing house transfers and transactions, (b) cash management services, including controlled disbursement services, treasury, depository, overdraft, credit or debit card, stored value card and electronic funds transfer services, (c) foreign exchange facilities, deposit and other accounts and merchant services and (d) services and facilities substantially similar to the foregoing.

“Change of Control” means:

(1)

the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date) becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Issuer (other than a transaction following which holders of securities that represented 100% of the Voting Stock of the Issuer immediately prior to such transaction (or other securities into which such securities are converted as part of such transaction) own, directly or indirectly, at a least a majority of the voting power of the Voting Stock of the surviving Person in such transaction immediately after such transaction); or

(2)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole to a Person, other than a Restricted Subsidiary.

Notwithstanding the foregoing, the consummation of the Transactions shall not constitute a Change of Control.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including amortization or write-off of (i) intangibles and non-cash organization costs, (ii) deferred financing fees or debt issuance costs and (iii) the amortization of original issue discount resulting from the issuance of Indebtedness at less than par, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP (but excluding amortization of prepaid cash expenses that were paid in a prior period); and any non-cash write-down of assets or asset value carried on the balance sheet (other than in respect of current assets).

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1)	increased (without duplication) by:

(a)	provision for taxes based on income or profits or capital, including, without limitation, federal, state, provincial, local, foreign, unitary, excise, property, franchise and similar taxes and foreign withholding and similar taxes (including any penalties and interest) of such Person paid or accrued during such period, including any penalties and interest relating to any tax examinations, to the extent the same were deducted (and not added back) in computing such Consolidated Net Income; plus

(b)	Fixed Charges of such Person for such period (including (x) net losses on any Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (y) bank fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (u) through (z) in clause (1) thereof), to the extent the same were deducted (and not added back) in computing such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period, to the extent the same were deducted (and not added back) in computing such Consolidated Net Income; plus

(d)	(x) Transaction Expenses and (y) any fees, costs, expenses or charges (other than Consolidated Depreciation and Amortization Expense) related to any actual, proposed or contemplated issuance or registration (actual or proposed) of any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence or registration (actual or proposed) of Indebtedness (including a refinancing thereof) (in each case, whether or not consummated or successful), including (i) such fees, expenses or charges related to the offering of the Notes, the Credit Agreements, any other Credit Facilities and any fees related to a Qualified Receivables Transaction, and (ii) any amendment, waiver, consent or other modification of the Notes, the Credit Agreements, any other Credit Facilities and any fees related to a Qualified Receivables Transaction, in each case, whether or not consummated or successful, to the extent the same were deducted (and not added back) in computing such Consolidated Net Income; plus

(e)	the amount of any restructuring charge, reserve, integration cost, or other business optimization expense or cost (including charges directly related to implementation of cost-savings initiatives) to the extent the same were deducted (and not added back) in computing such Consolidated Net Income, including, without limitation, any one time costs Incurred in connection with acquisitions or divestitures after the Issue Date, those related to severance, retention, signing bonuses, relocation, recruiting and other employee related costs, future lease commitments and costs related to the opening and closure and/or consolidation of facilities and to exiting lines of business; plus

(f)	any other non-cash charges, write-downs, expenses, losses or items reducing such Consolidated Net Income including any impairment charges or the impact of purchase accounting; provided that if any non-cash charge or other item referred to in this clause (f) represents an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA in such future period to such extent paid; plus

(g)	any fees, expenses and charges incurred during such period in respect of litigation (including legal fees) against such Person or any of its Restricted Subsidiaries; plus

(h)	the amount of “run-rate” cost savings, operating expense reductions, other operating improvements and initiatives and synergies projected by the Issuer in good faith to result from actions taken or to be taken prior to or during such period in connection with any acquisition or disposition by such Person or any of its Restricted Subsidiaries (calculated on a pro forma basis as though such cost savings, operating expense reductions, other operating improvements and initiatives and synergies had been realized on the first day of such period), net of the amount of actual benefits realized prior to or during such period from such actions and net of the incremental expense incurred or to be incurred during such period in order to achieve such cost savings or other benefits referred to above; provided that (x) such cost savings are reasonably identifiable, reasonably attributable to the actions specified and reasonably anticipated to result from such actions and (y) such actions have been taken or are to be taken within twelve (12) months after the consummation of the acquisition or disposition which is expected to result in such cost savings or other benefits referred to above; provided that the aggregate amount added back pursuant to this clause (h) shall not for any four fiscal quarter period exceed an amount equal to 10% of Consolidated EBITDA for such four fiscal quarter period (and such determination shall be made before giving effect to any adjustment pursuant to this clause (h)); plus

(i)	any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or Net Cash Proceeds of an issuance of Capital Stock (other than Disqualified Stock) of the Issuer solely to the extent that such Net Cash Proceeds are excluded from the calculation set forth in clause (c) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”, to the extent the same were deducted (and not added back) in computing such Consolidated Net Income; plus

(j)	cash receipts (or any netting arrangements resulting in reduced cash expenditures) not included in Consolidated EBITDA in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(k)	any net loss included in the consolidated financial statements due to the application of Financial Accounting Standards No. 160 “Non-controlling Interests in Consolidated Financial Statements” (“FAS 160”) (Accounting Standard Codification Topic 810) to the deconsolidation of a Subsidiary, to the extent the same were deducted (and not added back) in computing such Consolidated Net Income; plus

(l)	realized foreign exchange losses resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Issuer and its Restricted Subsidiaries, to the extent the same were deducted (and not added back) in computing such Consolidated Net Income; plus

(m)	upfront fees or charges arising from any Qualified Receivables Transaction for such period, and any other amounts for such period comparable to or in the nature of interest under any Qualified Receivables Transaction, and losses on dispositions or sale of assets in connection with any Qualified Receivables Transaction for such period, to the extent the same were deducted (and not added back) in computing such Consolidated Net Income;

(2)	decreased (without duplication) by an amount which in the determination of such Consolidated Net Income has been included for: (a) non-cash items increasing such Consolidated Net Income (other than the accrual of revenue in the ordinary course of business), excluding (i) any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period and (ii) any non-cash gains in respect of which cash was actually received in a prior period so long as such cash did not increase Consolidated EBITDA in such prior period; plus (b) realized foreign exchange income or gains resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Issuer and its Restricted Subsidiaries; plus (c) any net income included in the consolidated financial statements due to the application of FAS 160 (Accounting Standards Codification Topic 810) to the deconsolidation of a Subsidiary; and

(3)	increased or decreased (without duplication) by, as applicable, any adjustments resulting from the application of Accounting Standards Codification Topic 460 or any comparable regulation.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances or any similar facilities or similar financing and hedging agreements, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of any Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations or any deferred payment obligations, (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness and (f) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) such Person or any of its Restricted Subsidiaries, and excluding (t) penalties and interest relating to taxes, (u) accretion or accrual of discounted liabilities other than Indebtedness, (v) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (w) any fees related to a Qualified Receivables Transaction, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) imputed interest with respect to Indebtedness of any parent of such Person appearing upon the balance sheet of such Person solely by reason of purchase accounting under GAAP); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the net income (loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis on the basis of GAAP; provided, however, that there will not be included in such Consolidated Net Income (without duplication):

(1)	any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that any equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed by such Person during such period to the Issuer or a Restricted Subsidiary as a dividend or other distribution or return on investment (subject, in the case of a dividend or other distribution or return on investment to the Issuer or a Restricted Subsidiary, to the limitations contained in clause (2) below);

(2)	any net income (loss) of any Restricted Subsidiary (other than the Guarantors) if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Issuer or a Guarantor by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its shareholders (other than (a) restrictions that have been waived or otherwise released, (b) restrictions pursuant to the Credit Agreements, the Notes, or the Indenture, and (c) restrictions specified in clause (13)(i) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Restrictions on Distributions from Restricted Subsidiaries”), except that the Issuer’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that could have been distributed by such Restricted Subsidiary during such period to the Issuer or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause);

(3)	any net gain (or loss) realized upon the sale or other disposition of any asset or disposed operations of the Issuer or any Restricted Subsidiaries (including pursuant to any Sale and Leaseback Transaction), which is not sold or otherwise disposed of in the ordinary course of business or consistent with past practice (as determined in good faith by the Issuer);

(4)	any extraordinary, exceptional, unusual or nonrecurring gain, loss, income, charge or expense (including relating to the Transaction Expenses);

(5)	the cumulative effect of a change in accounting principles;

(6)	any (i) non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other retiree provisions or on the revaluation of any benefit plan obligation and (ii) income (loss) attributable to deferred compensation plans or trusts;

(7)	all deferred financing costs written off or amortized and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness and any net gain (loss) from any write-off or forgiveness of Indebtedness;

(8)	any unrealized gains or losses in respect of any Hedging Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of any Hedging Obligations;

(9)	any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies;

(10)	any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Issuer or any Restricted Subsidiary owing to the Issuer or any Restricted Subsidiary;

(11)	any purchase accounting effects, including, without limitation, adjustments to inventory, property and equipment, software and other intangible assets and deferred revenue in component amounts required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Issuer and the Restricted Subsidiaries), as a result of the Transactions or any consummated acquisition, or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(12)	any non-cash impairment charge, write-down or write-off, including without limitation, impairment charges, write-downs or write-offs relating to goodwill, intangible assets, long-lived assets, investments in debt and equity securities, in accordance with GAAP or as a result of a change in law or regulation;

(13)	any after-tax effect of income (loss) from the early extinguishment or cancellation of Indebtedness or any Hedging Obligations or other derivative instruments;

(14)	[reserved];

(15)	any net unrealized gains and losses resulting from Hedging Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standards Codification Topic 815 and related pronouncements;

(16)	[reserved];

(17)	non-cash charges and gains resulting from the application of Financial Accounting Standards No. 141R (Accounting Standards Codification Topic 805) (including with respect to earn-outs Incurred by the Issuer or any of its Restricted Subsidiaries);

(18)	the amount of any expense to the extent a corresponding amount is received in cash by the Issuer and the Restricted Subsidiaries from a Person other than the Issuer or any Restricted Subsidiaries, provided such payment has not been included in determining Consolidated Net Income (it being understood that if the amounts received in cash under any such agreement in any period exceed the amount of expense in respect of such period, such excess amounts received may be carried forward and applied against expense in future periods); and

(19)	any net gain (or loss) from discontinued operations and any net gain (or loss) on disposal of discontinued operations.

In addition, to the extent not already excluded in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall exclude (i) any expenses and charges that are reimbursed by indemnification or other reimbursement provisions, or so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be indemnified or reimbursed (and such amount is in fact reimbursed within 365 days of the date of such charge or payment (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days)), in connection with any investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder, (ii) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption, (iii) any expenses and charges to the extent paid for, or so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by (and such amount is in fact reimbursed within 365 days of the date of such payment (with a deduction for any amount so added back to the extent not so reimbursed within 365 days)), any third party other than such Person or any of its Restricted Subsidiaries and (iv) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(i) of the first paragraph of the covenant described under “—Certain Covenants—Limitations on Restricted Payments,” any repurchase, redemption, sale or other disposition of Restricted

Investments or any sale of stock of or distribution, dividend or asset transfer from an Unrestricted Subsidiary, in each case to the extent any of the foregoing increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(iv) or (c)(v), as the case may be, of the first paragraph thereof.

“Consolidated Total Indebtedness” means, as of any date of determination, (a) the aggregate principal amount of Indebtedness for borrowed money (other than letters of credit and bankers’ acceptances, except to the extent of unreimbursed amounts thereunder, Indebtedness with respect to Cash Management Services, Hedging Obligations entered into in the ordinary course of business or consistent with past practice and not for speculative purposes and intercompany indebtedness, but including the Receivables Transaction Amount in respect of any Qualified Receivables Transaction) of the Issuer and its Restricted Subsidiaries outstanding on such date minus (b) the aggregate amount, not to exceed $50.0 million, of unrestricted cash and Cash Equivalents included in the consolidated balance sheet of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal period for which internal financial statements of the Issuer are available.

“Consolidated Total Secured Leverage Ratio” means, with respect to any Person as of any date of determination, the ratio of (x) Consolidated Total Indebtedness secured by a Lien as of such date to (y) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal consolidated financial statements of the Issuer are available, in each case with such pro forma adjustments as are consistent with the pro forma adjustments set forth in the definition of “Fixed Charge Coverage Ratio.”

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreements” means (i) the Credit Agreement into on April 29, 2016, in connection with the Transactions by and among the Issuer, the guarantors from time to time party thereto and Credit Suisse AG, as administrative agent and collateral agent, and each lender from time to time party thereto, together with the related documents thereto (including the revolving loans thereunder, any letters of credit and reimbursement obligations related thereto, any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents), as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, (ii) the ABL Credit Agreement expected to be entered into on or prior to April 29, 2016, in connection with the Transactions by and among the Issuer, the lenders from time to time party thereto, and UBS AG, Stamford Branch, as administrative agent and collateral agent, together with the related documents thereto (including any letters of credit and reimbursement obligations related thereto, any guarantee and collateral agreement, patent and trademark security agreement, letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents), as the same may be amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time and (iii) any one or more additional agreements (and related documents) governing Indebtedness, including indentures, incurred to refinance, substitute, supplement, replace or add to (including increasing the amount available for borrowing or adding or removing any Person as a borrower, issuer or guarantor thereunder) in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under (or otherwise incurred in compliance with) such Credit Agreement (whether documented in the agreement for such Credit Agreement or in a separate written instrument) or one or more successors to the Credit Agreement or one or more new credit agreements.

“Credit Facility” means, with respect to the Issuer or any of its Subsidiaries, one or more debt facilities, indentures or other arrangements (including the Credit Agreements or commercial paper facilities and overdraft facilities) with banks, other financial institutions or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under the original Credit Agreements or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes, any letters of credit and reimbursement obligations related thereto, any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” will include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Issuer as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Issuer) of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Designated Preferred Stock” means, with respect to the Issuer, Preferred Stock (other than Disqualified Stock) (a) that is issued for cash (other than to the Issuer or a Subsidiary of the Issuer or an employee stock ownership plan or trust established by the Issuer or any such Subsidiary for the benefit of their employees to the extent funded by the Issuer or such Subsidiary) and (b) that is designated as “Designated Preferred Stock” pursuant to an Officer’s Certificate of the Issuer at or prior to the issuance thereof, the Net Cash Proceeds of which are excluded from the calculation set forth in clause (c)(ii) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Disinterested Director” means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Issuer having no material direct or indirect financial interest in or with respect to such Affiliate

Transaction. A member of the Board of Directors of the Issuer shall be deemed not to have such a financial interest by reason of such member’s holding Capital Stock of the Issuer or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2)	is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Notes or (b) the date on which there are no Notes outstanding; provided, however, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with the covenant described under “—Certain Covenants—Limitation on Restricted Payments”; provided, further, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Distribution” means Community Health Systems, Inc.’s distribution of the shares of the Issuer’s common stock to Community Health Systems, Inc.’s stockholders.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“DTC” means The Depository Trust Company or any successor securities clearing agency.

“Eligible Escrow Investments” means any of the following securities:

(1)	U.S. Government Obligations;

(2)	investments in time or demand deposit accounts, certificates of deposit and money market deposits, or other similar banking arrangements in each case maturing no later than the last day of the then current month (the “Investment End Date”), entitled to U.S. Federal deposit insurance for the full amount thereof or issued by a bank or trust company (including Regions Bank, as escrow agent under the Escrow Agreement or an affiliate thereof) that is organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500.0 million;

(3)	investments in commercial paper maturing no later than the Investment End Date and having, at the date of acquisition, a credit rating no lower than A-1 from S&P, P-1 from Moody’s, or F-1 from Fitch;

(4)	repurchase obligations maturing no later than the Investment End Date entered into with a nationally recognized broker-dealer, with respect to which the purchased securities are obligations issued or guaranteed by the United States government or any agency thereof, which repurchase obligations shall be entered into pursuant to written agreements; and

(5)	money market mutual funds that invest in items (1) through (4) above and are registered with the SEC under the Investment Company Act of 1940, as amended, and operated in accordance with Rule 2a-7 and that at the time of such investment are rated Aaa by Moody’s and/or AAA by S&P, including such funds for which the Trustee or an affiliate provides investment advice or other services.

“Employee Matters Agreement” means the Employee Matters Agreement between Community Health Systems, Inc. and the Issuer, to be dated on or prior to April 29, 2016.

“Equity Offering” means a sale of Capital Stock of the Issuer (other than Disqualified Stock or Designated Preferred Stock) other than offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions and other than any sale of Capital Stock to the Issuer or a Restricted Subsidiary.

“Escrow Agreement” means the escrow agreement dated as of the Issue Date among the Issuer, the Trustee and Regions Bank, as escrow agent, as amended, supplemented or modified from time to time.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Exchange Notes” means any notes issued in exchange for Notes pursuant to the Registration Rights Agreement or similar agreement.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by the Issuer as capital contributions to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock) of the Issuer after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any Subsidiary of the Issuer for the benefit of their employees to the extent funded by the Issuer or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Issuer, in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Issuer.

“fair market value” may be conclusively established by means of an Officer’s Certificate or resolutions of the Board of Directors of the Issuer setting out such fair market value as determined by such Officer or such Board of Directors in good faith.

“Fitch” means Fitch Ratings, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Fixed Charge Coverage Ratio” means, with respect to any Person on any determination date, the ratio of Consolidated EBITDA of such Person for the most recent four consecutive fiscal quarters ending immediately prior to such determination date for which internal consolidated financial statements are available to the Fixed Charges of such Person for such four consecutive fiscal quarters.

In the event that the Issuer or any Restricted Subsidiary Incurs, assumes, Guarantees, redeems, defeases, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, assumption, Guarantee, redemption, defeasance, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation shall not give effect to any Indebtedness Incurred on such Fixed Charge Coverage Ratio Calculation Date pursuant to the provisions described in the second paragraph under “—Certain Covenants—Limitation on Indebtedness.”

For purposes of making the computation referred to above, any Investments, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by the Issuer or any of its Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed or discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of the Issuer (including with respect to cost savings; provided that (x) such cost savings are reasonably identifiable, reasonably attributable to the action specified and reasonably anticipated to result from such actions and (y) such actions have been taken or initiated and the benefits resulting therefrom are anticipated by the Issuer to be realized within twelve (12) months). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such period;

(2)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Subsidiary of such Person during such period; and

(3)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, (i) any Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia, and any Subsidiary of such Subsidiary and (ii) any Subsidiary of such Person that otherwise would be a Domestic Subsidiary substantially all of whose assets consist of Capital Stock and/or indebtedness of one or more Foreign Subsidiaries and any other assets incidental thereto.

“Form 10” means the registration statement on Form 10, originally filed by the Issuer with the SEC on September 4, 2015, as amended or supplemented.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the date of any calculation or determination required hereunder. Except as otherwise set forth in the Indenture, all ratios and calculations based on GAAP contained in the Indenture shall be computed in accordance with GAAP as in effect on the Issue Date. At any time after the Issue Date, the Issuer may elect to establish that GAAP shall mean the GAAP as in effect on or prior to the date of such election; provided, however, that any such election, once made, shall be irrevocable. At any time after April 29, 2016, the Issuer may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the Indenture), including as to the ability of the Issuer to make an election pursuant to the previous sentence; provided that any such election, once made, shall be irrevocable; provided, however, that any calculation or determination in the Indenture that require the application of GAAP for periods that include fiscal quarters ended prior to the Issuer’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP; provided, further, that the Issuer may only make such election if it also elects to report any subsequent financial reports required to be made by the Issuer, including pursuant to Section 13 or Section 15(d) of the Exchange Act and the covenants described under “—Certain Covenants—Reports,” in IFRS. The Issuer shall give notice of any such election made in accordance with this definition to the Trustee and the Holders.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include (x) endorsements for collection or deposit in the ordinary course of business or consistent with past practice and (y) standard contractual indemnities or product warranties provided in the ordinary course of business; provided, further, that the amount of any Guarantee shall be deemed to be the lower of (i) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made and (ii) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee or, if such Guarantee is not an unconditional guarantee of the entire amount of the primary obligation and such maximum amount is not stated or determinable, the amount of such guaranteeing Person’s maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any Restricted Subsidiary that Guarantees the Notes, until such Guarantee is released in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contracts, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies.

“Holder” means each Person in whose name the Notes are registered on the Registrar’s books, which shall initially be the respective nominee of DTC.

“Hospital” means a hospital, outpatient clinic, outpatient surgical center, long-term care facility, medical office building or other facility or business that is used or useful in or related to the provision of healthcare services.

“Hospital Swap” means an exchange of assets and, to the extent necessary to equalize the value of the assets being exchanged, cash by the Issuer or a Restricted Subsidiary for one or more Hospitals and/or one or more Similar Businesses, or for 100% of the Capital Stock of any Person owning or operating one or more Hospitals and/or one or more Similar Businesses; provided that cash does not exceed 30% of the sum of the amount of the cash and the fair market value of the Capital Stock or assets received or given by the Issuer or a Restricted Subsidiary in such transaction. Notwithstanding the foregoing, the Issuer and its Restricted Subsidiaries may consummate two Hospital Swaps in any 12-month period without regard to the requirements of the proviso in the previous sentence.

“IFRS” means International Financial Reporting standards as adopted in the European Union.

“Immaterial Subsidiary” means, at any date of determination, each Restricted Subsidiary of the Issuer that (i) has not guaranteed any other Indebtedness of the Issuer or any Guarantor and (ii) has Total Assets together with all other Immaterial Subsidiaries (other than Foreign Subsidiaries and Unrestricted Subsidiaries) (as determined in accordance with GAAP) and Consolidated EBITDA together with all other Immaterial Subsidiaries of less than 5.0% of the Issuer’s Total Assets and Consolidated EBITDA (measured, in the case of Total Assets, at the end of the most recent fiscal period for which internal financial statements are available and, in the case of Consolidated EBITDA, for the most recently ended four consecutive fiscal quarters ended for which internal consolidated financial statements are available, in each case measured on a pro forma basis giving effect to any acquisitions or dispositions of companies, divisions or lines of business since such balance sheet date or the start of such four quarter period, as applicable).

“Incur” means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed thereunder.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication) to the extent, except with respect to clauses (6), (7) and (9) below, such obligation should appear as a liability or otherwise on the balance sheet of such Person in accordance with GAAP:

(1)	the principal of indebtedness of such Person for borrowed money;

(2)	the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4)	the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5)	Capitalized Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person;

(6)	the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Issuer) and (b) the amount of such Indebtedness of such other Persons;

(8)	Guarantees by such Person of the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person;

(9)	the Receivables Transaction Amount in respect of any Qualified Receivables Transaction; and

(10)	to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement).

Except as set forth in clause (5) above, the term “Indebtedness” shall not include any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under GAAP as in effect on the Issue Date, any prepayments of deposits received from clients or customers in the ordinary course of business or consistent with past practice, obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) Incurred prior to the Issue Date or in the ordinary course of business or consistent with past practice.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i)	Contingent Obligations Incurred in the ordinary course of business or consistent with past practice;

(ii)	Cash Management Services;

(iii)	in connection with the purchase by the Issuer or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(iv)	for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes; or

(v)	Capital Stock (other than Disqualified Stock or Preferred Stock of a Restricted Subsidiary).

“Independent Financial Advisor” means an investment banking or accounting firm of international standing or any third party appraiser of international standing; provided, however, that such firm or appraiser is not an Affiliate of the Issuer.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC, UBS Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC, Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc and Fifth Third Securities, Inc. (each an “Initial Purchaser”).

“Internal Transactions” means the series of internal transactions, including those described under “The Separation and Distribution” and Note 4 to the Issuer’s audited combined financial statements in this offering memorandum or otherwise described in the Form 10, following which the Issuer will hold the combined business of the hospitals and related business operations, and Quorum Health Resources, LLC and its related business, that Community Health Systems, Inc. or its Subsidiaries will contribute directly or indirectly the Issuer in connection with the Spin-Off, all as described in the Form 10, but excluding borrowing funds under the Credit Agreements.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business or consistent with past practice, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of GAAP; provided, however, that endorsements of negotiable instruments and documents in the ordinary course of business or consistent with past practice will not be deemed to be an Investment. If the Issuer or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Issuer or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of “—Certain Covenants—Limitation on Restricted Payments” and “—Designation of Restricted and Unrestricted Subsidiaries”:

(1)	“Investment” will include the portion (proportionate to the Issuer’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Issuer at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Issuer in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2)	any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Issuer.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully Guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	securities issued or directly and fully Guaranteed or insured by a member of the European Union, or any agency or instrumentality thereof (other than Cash Equivalents);

(3)	debt securities or debt instruments with a rating of “A-” or higher from S&P or “A3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries; and

(4)	investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment or distribution.

“Investment Grade Status” shall occur when the Notes receive two of the following:

(1)	a rating of “BBB-” or higher from S&P;

(2)	a rating of “Baa3” or higher from Moody’s; or

(3)	a rating of “BBB-” or higher from Fitch;

or the equivalent of such rating by any such rating organization or, if no rating of Moody’s, S&P or Fitch then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization.

“Issue Date” means the date the Notes are originally issued.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of the Issuer or any Restricted Subsidiary:

(1)	(a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or consistent with past practice, (b) for purposes of funding any such person’s purchase of Capital Stock (or similar obligations) of the Issuer or its Subsidiaries with (in the case of this sub-clause (b)) the approval of the Board of Directors of the Issuer or (c) in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; and

(2)	not exceeding $10.0 million in the aggregate outstanding at any time.

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes paid, reasonably estimated to be actually payable or accrued as a liability under GAAP (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Issuer and after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which by applicable law must be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders (other than the Issuer or any of its respective Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)	the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of Taxes paid or reasonably estimated to be actually payable as a result of such issuance or sale (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Issuer and after taking into account any available tax credit or deductions and any tax sharing agreements).

“Non-Guarantor Subsidiary” means any Restricted Subsidiary that is not a Guarantor.

“Note Documents” means the Notes (including Additional Notes), the Guarantees and the Indenture.

“Obligations” means any principal, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer or any Guarantor whether or not a claim for Post-Petition Interest is allowed in such proceedings), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Managing Director, or the Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an “Officer” for the purposes of the Indenture by the Board of Directors of such Person.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel reasonably satisfactory to the Trustee. The counsel may be an employee of or counsel to the Issuer, any of its Subsidiaries or the Trustee.

“Pari Passu Indebtedness” means Indebtedness of the Issuer which ranks equally in right of payment to the Notes or of any Guarantor if such Indebtedness ranks equally in right of payment to the Guarantees.

“Paying Agent” means any Person authorized by the Issuer to pay the principal of (and premium, if any) or interest on any Note on behalf of the Issuer.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Permitted Investment” means (in each case, by the Issuer or any of its Restricted Subsidiaries):

(1)	Investments in (a) a Restricted Subsidiary (including the Capital Stock of a Restricted Subsidiary) or the Issuer or (b) a Person (including the Capital Stock of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary;

(2)	Investments in another Person if such Person is engaged in any Similar Business and as a result of such Investment such other Person is merged, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets to, the Issuer or a Restricted Subsidiary;

(3)	Investments in cash, Cash Equivalents or Investment Grade Securities;

(4)	Investments in receivables owing to the Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business or consistent with past practice; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	Investments in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business or consistent with past practice;

(6)	Management Advances;

(7)	Investments received in settlement of debts created in the ordinary course of business or consistent with past practice and owing to the Issuer or any Restricted Subsidiary or in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including an Asset Disposition;

(9)	any Investment (i) existing on the Issue Date or April 29, 2016, or made pursuant to binding agreements or arrangements in effect on the Issue Date or April 29, 2016, (ii) made pursuant to the Spin-Off Documents or (iii) consisting of any modification, replacement, renewal or extension of any Investment existing on the Issue Date or April 29, 2016, or made pursuant to the Spin-Off Documents; provided that the amount of any such Investment may only be increased (a) as required by the terms of such Investment as in existence on the Issue Date or April 29, 2016, as applicable, or (b) as otherwise permitted under the Indenture;

(10)	Hedging Obligations, which transactions or obligations are Incurred in compliance with “—Certain Covenants—Limitation on Indebtedness”;

(11)	pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or consistent with past practice or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “—Certain Covenants—Limitation on Liens”;

(12)	any Investment to the extent made using Capital Stock of the Issuer (other than Disqualified Stock) as consideration;

(13)	any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Affiliate Transactions” (except those described in clauses (1), (3), (6), (7), (8) and (12) of that paragraph);

(14)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business or consistent with past practice and in accordance with the Indenture;

(15)	(i) Guarantees of Indebtedness not prohibited by the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business or consistent with past practice, and (ii) performance guarantees with respect to obligations that are permitted by the Indenture;

(16)	Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by the Indenture;

(17)	Investments of a Restricted Subsidiary acquired on or after the Issue Date or of an entity merged into the Issuer or merged into or consolidated with a Restricted Subsidiary on or after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(18)	Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(19)	contributions to a “rabbi” trust for the benefit of employees or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Issuer;

(20)	Investments in joint ventures and similar entities having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed the greater of $25.0 million and 1.0% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(21)	additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (21) that are at that time outstanding, not to exceed the greater of $75.0 million and 3.0% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) plus the amount of any distributions, dividends, payments or other returns in respect of such Investments (without duplication for purposes of the covenant described in the section entitled “—Certain Covenants—Limitation on Restricted Payments” of any amounts applied pursuant to clause (c) of the first paragraph of such covenant); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) or (2) above and shall not be included as having been made pursuant to this clause (21);

(22)	(i) any Investment in a Receivables Subsidiary or other Person, pursuant to the terms and conditions of a Qualified Receivables Transaction and (ii) any right to receive distributions or payments of fees related to a Qualified Receivables Transaction and any right to purchase assets of a Receivables Subsidiary in connection with a Qualified Receivables Transaction;

(23)	[reserved];

(24)	(a) any Investment in any captive insurance subsidiary in existence on the Issue Date or April 29, 2016, or (b) in the event the Issuer or a Restricted Subsidiary will establish a Subsidiary for the purpose of insuring the healthcare business or facilities owned or operated by the Issuer, any Subsidiary or any physician employed by or on the medical staff of any such business or facility (the “Insurance Subsidiary”), Investments in an amount that do not exceed 150% of the minimum amount of capital required under the laws of the jurisdiction in which the Insurance Subsidiary is formed (other than any excess capital that would result in any unfavorable tax or reimbursement impact if distributed), and any Investment by such Insurance Subsidiary that is a legal investment for an insurance company under the laws of the jurisdiction in which the Insurance Subsidiary is formed and made in the ordinary course of business or consistent with past practice and rated in one of the four highest rating categories;

(25)	Physician Support Obligations made by the Issuer or any Restricted Subsidiary;

(26)	Investments made in connection with Hospital Swaps;

(27)	any Investment pursuant to any customary buy/sell arrangements in favor of investors or joint venture parties in connection with syndications of healthcare facilities, including, without limitation, hospitals, ambulatory surgery centers, outpatient diagnostic centers or imaging centers; and

(28)	any Investment in any Subsidiary or joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business or consistent with past practice.

“Permitted Liens” means, with respect to any Person:

(1)	Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing Indebtedness of any Restricted Subsidiary that is not a Guarantor;

(2)	pledges, deposits or Liens under workmen’s compensation laws, payroll taxes, unemployment insurance laws, social security laws or similar legislation, or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure surety, indemnity, judgment, appeal or performance bonds, guarantees of government contracts (or other similar bonds, instruments or obligations), or as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case Incurred in the ordinary course of business or consistent with past practice;

(3)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s, construction contractors’ or other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4)	Liens for Taxes which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5)	encumbrances, ground leases, easements (including reciprocal easement agreements), survey exceptions, or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Issuer and its Restricted Subsidiaries or to the ownership of their properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Issuer and its Restricted Subsidiaries;

(6)	Liens (a) on assets or property of the Issuer or any Restricted Subsidiary securing Hedging Obligations or Cash Management Services permitted under the Indenture; (b) that are contractual rights of set-off or, in the case of clause (i) or (ii) below, other bankers’ Liens (i) relating to treasury, depository and cash management services or any automated clearing house transfers of funds in the ordinary course of business or consistent with past practice and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business or consistent with past practice of the Issuer or any Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any Restricted Subsidiary in the ordinary course of business or consistent with past practice; (c) on cash accounts securing Indebtedness incurred under clause (8)(c) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Indebtedness” with financial institutions; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business or consistent with past practice and not for speculative purposes; and/or (e) (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business or consistent with past practice in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not to secure any Indebtedness;

(7)	leases, licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case entered into in the ordinary course of business or consistent with past practice;

(8)	Liens arising out of judgments, decrees, orders or awards not giving rise to an Event of Default so long as (a) any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated, (b) the period within which such proceedings may be initiated has not expired or (c) no more than 60 days have passed after (i) such judgment, decree, order or award has become final or (ii) such period within which such proceedings may be initiated has expired;

(9)	Liens (i) on assets or property of the Issuer or any Restricted Subsidiary for the purpose of securing Capitalized Lease Obligations, Purchase Money Obligations or the payment of all or a part of the purchase price of, or securing other Indebtedness Incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business or consistent with past practice; provided that (a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under clause (7) of the second paragraph of the covenant entitled “—Certain Covenants—Limitation on Indebtedness” and (b) any such Liens may not extend to any assets or property of the Issuer or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements or accessions to such assets and property and (ii) on any interest or title of a lessor under any Capitalized Lease Obligations or operating lease with respect to the assets or property subject to such lease;

(10)	Liens arising from Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business or consistent with past practice;

(11)	Liens existing on the Issue Date, excluding Liens securing the Credit Agreements;

(12)	Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time the Issuer or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, consolidation or other business combination transaction with or into the Issuer or any Restricted Subsidiary); provided, however, that such Liens are not created, Incurred or assumed in anticipation of or in connection with such other Person becoming a Restricted Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(13)	Liens on assets or property of the Issuer or any Restricted Subsidiary securing Indebtedness or other obligations of the Issuer or such Restricted Subsidiary owing to the Issuer or a Guarantor, or Liens in favor of the Issuer or any Guarantor;

(14)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under clauses (9), (11), (12), (13), (14) and (30) of this paragraph; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced;

(15)	(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Issuer or any Restricted Subsidiary of the Issuer has easement rights or on any leased property and subordination or similar arrangements relating thereto and (b) any condemnation or eminent domain proceedings affecting any real property;

(16)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(17)	Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(18)	Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business or consistent with past practice;

(19)	Liens securing Indebtedness Incurred under Credit Facilities, including any letter of credit facility relating thereto, in each case that was permitted by the terms of the Indenture to be Incurred pursuant to clause (1) of the second paragraph under “—Certain Covenants Limitation on Indebtedness”;

(20)	Liens to secure Indebtedness of any Non-Guarantor Subsidiary permitted by clause (14) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Indebtedness” covering only the assets of such Non-Guarantor;

(21)	Liens on Capital Stock of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(22)	any security granted over the marketable securities portfolio described in clause (9) of the definition of “—Cash Equivalents” in connection with the disposal thereof to a third party;

(23)	Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(24)	Liens on equipment of the Issuer or any Restricted Subsidiary and located on the premises of any client or supplier in the ordinary course of business or consistent with past practice;

(25)	Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by the Indenture;

(26)	Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business or consistent with past practice securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

(27)	Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted under the Indenture;

(28)	Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an asset sale permitted under the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock,” in each case, solely to the extent such Investment or asset sale, as the case may be, would have been permitted on the date of the creation of such Lien;

(29)	Liens securing Indebtedness and other obligations in an aggregate principal amount not to exceed the greater of (a) $100.0 million and (b) 4.0% Total Assets at any one time outstanding;

(30)	Liens Incurred to secure Obligations in respect of any Indebtedness permitted to be Incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Indebtedness”; provided that at the time of Incurrence and after giving pro forma effect thereto, the Consolidated Total Secured Leverage Ratio would be no greater than 3.75 to 1.00;

(31)	Liens on assets of a Receivables Subsidiary and other customary Liens established pursuant to a Qualified Receivables Transaction; or

(32)	Liens securing any Obligations in respect of the Notes issued on the Issue Date prior to April 29, 2016, including, for the avoidance of doubt, obligations in respect of the Guarantee.

For purposes of this definition, the term Indebtedness shall be deemed to include interest on such Indebtedness including interest which increases the principal amount of such Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Physician Support Obligation” means (1) a loan to or on behalf of, or a Guarantee of Indebtedness of or income of, a physician or healthcare professional providing service to patients in the service area of a Hospital operated by the Issuer, any of its Restricted Subsidiaries or any affiliated joint venture otherwise permitted by the Indenture made or given by the Issuer or any Subsidiary of the Issuer (A) in the ordinary course of business or consistent with past practice and (B) pursuant to a written agreement having a period not to exceed five years or (2) Guarantees by the Issuer or any Restricted Subsidiary of leases and loans to acquire property (real or personal) for or on behalf of a physician or healthcare professional providing service to patients in the service area of a Hospital operated by the Issuer, any of its Restricted Subsidiaries or any affiliated joint venture otherwise permitted by the Indenture.

“Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not allowed or allowable as a claim in any such bankruptcy or insolvency proceeding.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Issuer or any Restricted Subsidiary pursuant to which the Issuer or any Restricted Subsidiary may sell, convey or otherwise transfer pursuant to customary terms to a Receivables Subsidiary or any other Person or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Issuer or any of its Restricted Subsidiaries, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, all proceeds of such accounts receivable and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with sales, factoring or securitization transactions involving accounts receivable.

“Receivables Subsidiary” means any special purpose Wholly Owned Domestic Subsidiary of the Issuer (i) that acquires accounts receivable generated by the Issuer or any of its Subsidiaries, (ii) that engages in no operations or activities other than those related to a Qualified Receivables Transaction and (iii) except pursuant to Standard Securitization Undertakings, (x) no portion of the obligations (contingent or otherwise) of which is recourse to or obligates the Issuer or any of its Restricted Subsidiaries in any way, and (y) with which neither the Issuer nor any of its Restricted Subsidiaries has any contract, agreement, arrangement or understanding other than on terms no less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer.

“Receivables Transaction Amount” means, with respect to any Qualified Receivables Transaction, (a) in the case of any securitization, the amount of obligations outstanding under the legal documents entered into as part of such Qualified Receivables Transaction on any date of determination that would be characterized as principal if such Qualified Receivables Transaction were structured as a secured lending transaction rather than as a purchase and (b) in the case of any other sale or factoring of accounts receivable, the cash purchase price paid by the buyer in connection with its purchase of such accounts receivable (including any bills of exchange) less the amount of collections received in respect of such accounts receivable and paid to such buyer, excluding any amounts applied to purchase fees or discount or in the nature of interest, in each case as determined in good faith and in a consistent and commercially reasonable manner by the Issuer.

“Refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in the Indenture shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness existing on the Issue Date or April 29, 2016, as applicable, or Incurred in compliance with the Indenture (including Indebtedness of the Issuer that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Guarantor that refinances Indebtedness of the Issuer or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)	(a) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (b) such Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced; and (c) to the extent such Refinancing Indebtedness refinances Subordinated Indebtedness, Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Subordinated Indebtedness, Disqualified Stock or Preferred Stock;

(2)	Refinancing Indebtedness shall not include:

(i)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Guarantor; or

(ii)	Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary; and

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced.

“Registration Rights Agreement” means (i) the Registration Rights Agreement related to the Notes to be dated as of the Issue Date, among the Issuer and the representative of the Initial Purchasers, as amended or supplemented, and (ii) any other registration rights agreement entered into in connection with the issuance of Additional Notes in a private offering by the Issuer after April 29, 2016.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary. For the purposes of the Notes and the Indenture, and the interpretation thereof, for all periods prior to the completion of the Spin-Off (including on and after the Issue Date), the Subsidiaries of Community Health Systems, Inc. that will be Subsidiaries of the Issuer upon completion of the Spin-Off will be deemed to have been Restricted Subsidiaries of the Issuer.

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Sale and Leaseback Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission or any successor thereto.

“Secured Indebtedness” means any Indebtedness secured by a Lien other than Indebtedness with respect to Cash Management Services.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Senior Indebtedness” means Indebtedness of the Issuer which ranks equally in right of payment to the Notes or of any Guarantor if such Indebtedness ranks equally in right of payment to the Guarantee of such Guarantor.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement between Community Health Systems, Inc. and the Issuer, dated on or prior to April 29, 2016.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means (a) any businesses, services or activities engaged in by the Issuer or any of its Subsidiaries or any Associates on April 25, 2016, and (b) any businesses, services and activities engaged in by the Issuer or any of its Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Spin-Off” means the Internal Transactions and the Distribution.

“Spin-Off Documents” means the Separation and Distribution Agreement, Transition Services Agreements, Tax Matters Agreement, Employee Matters Agreement, and any other instruments, assignment, documents and agreements executed in connection with the implementation of the transactions contemplated by any of the foregoing.

“Standard Securitization Undertakings” means all representations, warranties, covenants and indemnities entered into by the Issuer or any Restricted Subsidiary which are customary in securitization transactions involving accounts receivable.

“Stated Maturity” means, with respect to any Indebtedness, the date specified in such Indebtedness as the fixed date on which the payment of principal of such Indebtedness is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means, with respect to any person, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2)	any partnership, joint venture, limited liability company or similar entity of which:

(a)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b)	such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tax Matters Agreement” means the Tax Matters Agreement between Community Health Systems, Inc. and the Issuer dated on or prior to April 29, 2016.

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“Total Assets” means, as of any date, the total consolidated assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Issuer and its Restricted Subsidiaries, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of Fixed Charge Coverage Ratio.

“Transaction Expenses” means any fees or expenses incurred or paid the Issuer or any Restricted Subsidiary in connection with the Transactions.

“Transactions” means (1) (A) the Spin-Off, (B) any other transactions contemplated by, or pursuant to, the Spin-Off Documents or otherwise in connection with the Spin-Off (including any cancelation or termination of Indebtedness, agreements, arrangements, commitments or understandings, including intercompany accounts payables, receivables or Indebtedness, between the Issuer and any of its Subsidiaries, on the one hand, and Community Health Systems, Inc. or any of its Subsidiaries (other than the Issuer or its Subsidiaries), on the other hand, and making certain intercompany contributions and dividend payments) and (C) any other transactions pursuant to agreements or arrangements in effect on April 29, 2016, on substantially the terms described in this offering memorandum or any amendment, modification, addition or supplement thereto or replacement thereof, as long as the terms of such agreement or arrangement, as so amended, modified, added, supplemented or replaced, are not materially more disadvantageous to the Holders when taken as a whole compared to the applicable agreements as described in this offering memorandum (as determined in good faith by the Issuer), (2) the issuance of the Notes, (3) the entering into of the Credit Agreements and the borrowing of the loans thereunder and (4) the payment of the Transaction Expenses.

“Transition Services Agreements” means the Transition Services Agreements (as defined in the Separation and Distribution Agreement) between one or more Affiliates of Community Health Systems, Inc., on the one hand, and one or more Affiliates of CHSPSC, LLC, on the other hand, dated on or prior to April 29, 2016.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Issuer in the manner provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(1)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Issuer or any other Subsidiary of the Issuer which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(2)	such designation and the Investment of the Issuer in such Subsidiary complies with “—Certain Covenants—Limitation on Restricted Payments.”

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by

(2)	the sum of all such payments.

“Wholly Owned Domestic Subsidiary” means a Domestic Subsidiary of the Issuer, all of the Capital Stock of which (other than directors’ qualifying shares or shares required by any applicable law or regulation to be held by a Person other than the Issuer or another Domestic Subsidiary) is owned by the Issuer or another Domestic Subsidiary.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the exchange of Initial Notes for Exchange Notes in the exchange offer. This summary is based on the Code, Treasury regulations thereunder and administrative interpretations and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, with possible retroactive effect. No opinion of counsel has been obtained, and the Company does not intend to seek a ruling from the United States Internal Revenue Service (the “IRS”), as to any of the tax consequences discussed below. There can be no assurance that the IRS will not challenge one or more of the tax consequences described below.

This summary does not purport to address all tax consequences that may be important to a particular holder in light of that holder’s particular circumstances, and does not apply to persons subject to special treatment under United States federal income tax law (including, without limitation, a bank, governmental authority or agency, financial institution, insurance company, pass-through entity, tax-exempt organization, broker or dealer in securities or small business investment company, an employee of or other service provider to the Company or any of its subsidiaries, a person holding Initial Notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or conversion transaction, a person that owns more than 10% of the common stock of the Company (actually or constructively), a person that is in bankruptcy or a regulated investment company or real estate investment trust). This summary assumes that each holder of an Initial Note holds such security as a “capital asset” within the meaning of Section 1221 of the Code. Additionally, this summary does not discuss any tax consequences that may arise under any laws other than United States federal income tax law, including under federal estate and gift tax laws or state, local or non-United States tax law.

The United States federal income tax consequences to a partner in an entity or arrangement treated as a partnership for United States federal income tax purposes that holds an Initial Note generally will depend on the status of the partner and the activities of the partner and the partnership. A partnership, or a partner in a partnership, holding Initial Notes should consult its own tax advisor.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS RELEVANT TO A PARTICULAR HOLDER. ACCORDINGLY, THE FOLLOWING SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR FOR THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES APPLICABLE TO THE TRANSACTIONS DESCRIBED IN THIS REGISTRATION STATEMENT.

Consequences of Tendering Initial Notes

The exchange of your Initial Notes for Exchange Notes in the exchange offer should not constitute an exchange for United States federal income tax purposes because the Exchange Notes should not be considered to differ materially in kind or extent from the Initial Notes exchanged therefor. Accordingly, the exchange offer should have no United States federal income tax consequences to you if you exchange your Initial Notes for Exchange Notes and the Exchange Notes you receive should be treated as a continuation of your investment in the Initial Notes. Consequently, there should be no change in your tax basis and your holding period should carry over to the Exchange Notes. In addition, the United States federal income tax consequences of holding and disposing of your Exchange Notes should be the same as those applicable to your Initial Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until July 16, 2017 (90 days after the date of this prospectus), all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Exchange Notes and the guarantees thereof will be passed upon for us by Hodgson Russ LLP, New York, New York. Certain matters of Alabama and North Carolina law will be passed upon for us by Bradley Arant Boult Cummings LLP. Certain matters of Arkansas law will be passed upon for us by Kutak Rock LLP. Certain legal matters relating to Delaware and Tennessee law will be passed upon for us by Bass, Berry & Sims PLC. Certain matters of Georgia law will be passed upon for us by King & Spalding LLP. Certain matters of Illinois law will be passed upon for us by McGuire Woods LLP. Certain matters of Kentucky and Ohio law will be passed upon for us by Bingham Greenebaum Doll LLP. Certain matters of New Mexico law will be passed upon for us by Montgomery & Andrews, P.A. Certain matters of Pennsylvania and Utah law will be passed upon for us by Ballard Spahr LLP. Certain matters of Texas law will be passed upon for us by Liechty, McGinnis, Berryman & Bowen, LLP. Certain matters of Wyoming law will be passed upon for us by Crowley Fleck PLLP.

EXPERTS

The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 under the Securities Act with respect to the Exchange Notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us or the Exchange Notes, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and in each instance, if such contract or document is filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC, located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

While any Initial Notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to: Quorum Health Corporation, 1573 Mallory Lane, Suite 100, Brentwood, TN 37027, Attention: Investor Relations.

QUORUM HEALTH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Quorum Health Corporation

Brentwood, TN 37027

We have audited the accompanying consolidated and combined balance sheets of Quorum Health Corporation and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated and combined statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Quorum Health Corporation and subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Nashville, TN

April 12, 2017

QUORUM HEALTH CORPORATION

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME (LOSS)

(In Thousands, Except Earnings per Share and Shares)

	Year Ended December 31,
	2016	2015	2014
Operating revenues, net of contractual allowances and discounts	$2,419,053	$2,445,858	$2,410,002
Provision for bad debts	280,586	258,520	264,502

Net operating revenues	2,138,467	2,187,338	2,145,500

Operating costs and expenses:
Salaries and benefits	1,057,119	1,016,696	1,012,618
Supplies	258,639	249,792	244,590
Other operating expenses	645,802	634,233	619,808
Depreciation and amortization	117,288	128,001	127,593
Rent	49,883	48,729	48,319
Electronic health records incentives earned	(11,482)	(25,779)	(44,660)
Legal, professional and settlement costs	7,342	—	30,374
Impairment of long-lived assets and goodwill	291,870	13,000	1,000
Loss on sale of hospitals, net	2,150	—	—
Transaction costs related to the Spin-off	5,488	16,337	—

Total operating costs and expenses	2,424,099	2,081,009	2,039,642

Income (loss) from operations	(285,632)	106,329	105,858
Interest expense, net	113,440	98,290	92,926

Income (loss) before income taxes	(399,072)	8,039	12,932
Provision for (benefit from) income taxes	(53,875)	3,304	5,579

Net income (loss)	(345,197)	4,735	7,353
Less: Net income (loss) attributable to noncontrolling interests	2,491	3,398	(448)

Net income (loss) attributable to Quorum Health Corporation	$(347,688)	$1,337	$7,801

Earnings (loss) per share attributable to Quorum Health Corporation stockholders:
Basic and diluted	$(12.24)	$0.05	$0.27

Weighted-average shares outstanding:
Basic and diluted	28,413,247	28,412,054	28,412,054

See accompanying notes

QUORUM HEALTH CORPORATION

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands)

	Year Ended December 31,
	2016	2015	2014
Net income (loss)	$(345,197)	$4,735	$7,353
Amortization and recognition of unrecognized pension cost components, net of income taxes	(2,760)	—	—

Comprehensive income (loss)	(347,957)	4,735	7,353
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,491	3,398	(448)

Comprehensive income (loss) attributable to Quorum Health Corporation	$(350,448)	$1,337	$7,801

See accompanying notes

QUORUM HEALTH CORPORATION

CONSOLIDATED AND COMBINED BALANCE SHEETS

(In Thousands, Except Par Value per Share and Shares)

	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$25,455	$1,106
Patient accounts receivable, net of allowance for doubtful accounts of $360,796 and $346,507 at December 31, 2016 and 2015, respectively	380,685	390,890
Inventories	58,124	60,542
Prepaid expenses	23,028	16,030
Due from third-party payors	116,235	110,806
Current assets of hospitals held for sale	1,502	—
Other current assets	57,942	59,011

Total current assets	662,971	638,385

Property and equipment, at cost	1,519,975	1,603,653
Less: Accumulated depreciation and amortization	(786,075)	(723,404)

Total property and equipment, net	733,900	880,249

Goodwill	416,833	541,704
Intangible assets, net	84,982	129,250
Long-term assets of hospitals held for sale	6,851	—
Other long-term assets	88,833	105,268

Total assets	$1,994,370	$2,294,856

LIABILITIES AND EQUITY
Current liabilities:
Current maturities of long-term debt	$5,683	$7,915
Accounts payable	169,684	138,483
Accrued liabilities:
Accrued salaries and benefits	98,803	82,620
Accrued interest	19,915	—
Due to third-party payors	42,537	30,103
Current liabilities of hospitals held for sale	492	—
Other current liabilities	53,268	45,255

Total current liabilities	390,382	304,376
Long-term debt	1,241,142	15,500
Due to Parent, net	—	1,800,908
Deferred income tax liabilities, net	31,474	41,030
Other long-term liabilities	108,996	108,141

Total liabilities	1,771,994	2,269,955

Redeemable noncontrolling interests	6,807	8,958

Commitments and Contingencies (Note 19)
Equity:
Quorum Health Corporation stockholders’ equity:
Preferred stock, $0.0001 par value per share, 100,000,000 shares authorized, none issued at December 31, 2016	—	—
Common stock, $0.0001 par value per share, 300,000,000 shares authorized; 29,482,050 shares issued and outstanding at December 31, 2016	3	—
Additional paid-in capital	537,911	—
Accumulated other comprehensive loss	(2,760)	—
Accumulated deficit	(334,026)	—

Total Quorum Health Corporation stockholders’ equity	201,128	—
Parent’s equity	—	3,184
Nonredeemable noncontrolling interests	14,441	12,759

Total equity	215,569	15,943

Total liabilities and equity	$1,994,370	$2,294,856

See accompanying notes

QUORUM HEALTH CORPORATION

CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY

(In Thousands, Except Shares)

		Quorum Health Corporation Stockholders’ Equity
	Redeemable Noncontrolling Interests	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Parent’s Equity	Nonredeemable Noncontrolling Interests	Total Equity
		Shares	Amount
Balance at December 31, 2013	$3,131	—	$—	$—	$—	$—	$2,662	$4,518	$7,180
Comprehensive income (loss)	(1,175)	—	—	—	—	—	7,801	727	8,528
Transfers to Parent (prior to the Spin-off)	—	—	—	—	—	—	(7,801)	—	(7,801)
Cash distributions to noncontrolling investors	(381)	—	—	—	—	—	—	(1,108)	(1,108)
Reclassifications of noncontrolling interests	(672)	—	—	—	—	—	—	672	672
Adjustments to redemption values of redeemable noncontrolling interests investments	(447)	—	—	—	—	—	447	—	447
Noncontrolling interest in acquired entity	1,906	—	—	—	—	—	—	—	—

Balance at December 31, 2014	2,362	—	—	—	—	—	3,109	4,809	7,918
Comprehensive income (loss)	(170)	—	—	—	—	—	1,337	3,568	4,905
Transfers to Parent (prior to the Spin-off)	—	—	—	—	—	—	(1,337)	—	(1,337)
Cash distributions to noncontrolling investors	(499)	—	—	—	—	—	—	(1,124)	(1,124)
Purchases of shares from noncontrolling investors	(543)	—	—	—	—	—	217	(85)	132
Redemption of shares from noncontrolling interests	5,955	—	—	—	—	—	—	5,586	5,586
Reclassifications of noncontrolling interests	(5)	—	—	—	—	—	—	5	5
Adjustments to redemption values of redeemable noncontrolling interests investments	142	—	—	—	—	—	(142)	—	(142)
Noncontrolling interest in acquired entity	1,716	—	—	—	—	—	—	—	—

Balance at December 31, 2015	8,958	—	—	—	—	—	3,184	12,759	15,943
Comprehensive income (loss)	(1,064)	—	—	—	(2,760)	(334,026)	(13,662)	3,555	(346,893)
Transfers to Parent (prior to the Spin-off)	—	—	—	—	—	—	13,662	—	13,662
Change in equity related to the Spin-off	—	28,412,054	3	530,559	—	—	(3,137)	—	527,425
Stock-based compensation expense	—	1,072,987	—	7,441	—	—	—	—	7,441
Cancellation of restricted stock awards for payroll tax withholdings on vested shares	—	(2,991)	—	(13)	—	—	—	—	(13)
Cash distributions to noncontrolling investors	(386)	—	—	—	—	—	—	(2,464)	(2,464)
Purchases of shares from noncontrolling investors	(102)	—	—	—	—	—	19	(18)	1
Reclassifications of noncontrolling interests	(609)	—	—	—	—	—	—	609	609
Adjustments to redemption values of redeemable noncontrolling interests investments	142	—	—	(76)	—	—	(66)	—	(142)
Noncontrolling interest in acquired entity	(132)	—	—	—	—	—	—	—	—

Balance at December 31, 2016	$6,807	29,482,050	$3	$537,911	$(2,760)	$(334,026)	$—	$14,441	$215,569

See accompanying notes

QUORUM HEALTH CORPORATION

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income (loss)	$(345,197)	$4,735	$7,353
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	117,288	128,001	127,593
Non-cash interest expense	2,496	—	—
Provision for (benefit from) deferred income taxes	(56,339)	2,542	5,007
Stock-based compensation expense	7,441	—	—
Impairment of long-lived assets and goodwill	291,870	13,000	1,000
Loss on sale of hospitals, net	2,150	—	—
Changes in reserves for self-insurance claims, net of payments	27,994	—	—
Changes in reserves for legal, professional and settlement costs, net of payments	3,651	—	—
Other non-cash expense (income), net	(575)	380	495
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Patient accounts receivable, net	10,205	(16,639)	(38,744)
Due from and due to third-party payors, net	7,005	(18,198)	(47,626)
Inventories, prepaid expenses and other current assets	1,457	8,000	(7,194)
Accounts payable and accrued liabilities	20,760	(78,944)	3,422
Long-term assets and liabilities, net	(9,120)	12	(8,262)

Net cash provided by operating activities	81,086	42,889	43,044

Cash flows from investing activities:
Capital expenditures for property and equipment	(79,920)	(59,455)	(69,066)
Capital expenditures for software	(7,269)	(8,845)	(61,054)
Acquisitions, net of cash acquired	(785)	(8,019)	(141,994)
Proceeds from the sale of hospitals	13,746	—	—
Proceeds from asset sales	1,082	3,114	258
Other investing activities	—	(5,387)	(242)

Net cash used in investing activities	(73,146)	(78,592)	(272,098)

Cash flows from financing activities:
Borrowings of long-term debt	1,256,281	372	110
Repayments of long-term debt	(15,222)	(1,563)	(1,631)
Increase in Due to Parent, net	24,796	262,775	111,686
Increase (decrease) in receivables facility, net	—	(224,774)	122,064
Payments of debt issuance costs	(29,146)	—	—
Cash paid to Parent related to the Spin-off	(1,217,336)	—	—
Cancellation of restricted stock awards for payroll tax withholdings on vested shares	(13)	—	—
Cash distributions to noncontrolling investors	(2,850)	(1,623)	(1,489)
Purchases of shares from noncontrolling investors	(101)	(937)	—

Net cash provided by financing activities	16,409	34,250	230,740

Net change in cash and cash equivalents	24,349	(1,453)	1,686
Cash and cash equivalents at beginning of period	1,106	2,559	873

Cash and cash equivalents at end of period	$25,455	$1,106	$2,559

Supplemental cash flow information:
Interest payments, net	$90,909	$98,290	$92,926
Income tax payments, net of refunds (after the Spin-off)	—	—	—
Non-cash purchases of property and equipment under capital lease obligations	6,579	15,488	2,407

See accompanying notes

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF THE BUSINESS AND THE SPIN-OFF

Description of the Business

The principal business of Quorum Health Corporation, a Delaware corporation, and its subsidiaries (collectively, “QHC” or the “Company”) is to provide hospital and outpatient healthcare services in its markets across the United States. As of December 31, 2016, the Company owned or leased 36 hospitals in rural and mid-sized markets, consisting of 27 wholly-owned hospitals, four majority-owned hospitals and five leased hospitals, which are located in 16 states and have a total of 3,459 licensed beds. The Company provides outpatient healthcare services through its hospitals and affiliated facilities, including urgent care centers, diagnostic and imaging centers, physician clinics and surgery centers. The Company’s wholly-owned subsidiary, Quorum Health Resources, LLC (“QHR”), provides management advisory and consulting services to non-affiliated hospitals located throughout the United States. Over 95% of the Company’s net operating revenues for each of the years ended December 31, 2016, 2015 and 2014 are attributable to its hospital operations business.

Description of the Spin-off

On April 29, 2016, Community Health Systems, Inc. (“CHS”, or “Parent” when referring to the carve-out period prior to April 29, 2016) completed the spin-off of 38 hospitals, including their affiliated facilities, and QHR to form Quorum Health Corporation through the distribution of 100% of the common stock of QHC, issued at a par value of $0.0001 per share, to CHS stockholders of record as of the close of business on April 22, 2016 (the “Record Date”) and cash proceeds to CHS of $1.2 billion (the “Spin-off”). Each CHS stockholder received a distribution of one share of QHC common stock for every four shares of CHS common stock held as of the Record Date plus cash in lieu of fractional shares. Quorum Health Corporation began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “QHC” on May 2, 2016.

In connection with the Spin-off, QHC issued $400 million in aggregate principal amount of 11.625% Senior Notes due 2023 (the “Senior Notes”) on April 22, 2016, pursuant to an indenture (the “Indenture”) by and between the Company and Regions Bank, as Trustee. The Senior Notes were issued at a discount of $6.9 million, or 1.734%. The gross offering proceeds of the Senior Notes were deposited into a segregated escrow account at the closing of the offering on April 22, 2016. On April 29, 2016, the Company entered into a credit agreement (the “Senior Credit Facility”) consisting of an $880 million senior secured term loan facility (the “Term Loan Facility”), which was issued at 98% of par value, or a discount of $17.6 million, and a $100 million senior secured revolving credit facility (the “Revolving Credit Facility”). In addition, the Company entered into a $125 million senior secured asset-based revolving credit facility (the “ABL Credit Facility”) on April 29, 2016. The net offering proceeds of the Senior Notes were released to QHC from the escrow account on April 29, 2016. The net offering proceeds of the Senior Notes, together with the net borrowings under the Term Loan Facility, were used to pay $1.2 billion of the cash proceeds to CHS, as mentioned above, and to pay the Company’s fees and expenses related to the Spin-off. The cash proceeds paid to CHS were characterized as a one-time, tax-free cash distribution.

In connection with the Spin-off, QHC and CHS entered into a Separation and Distribution Agreement, a Tax Matters Agreement and an Employee Matters Agreement on April 29, 2016, which, collectively, governed or continue to govern the allocation of employees, assets and liabilities that were transferred to QHC from CHS, including but not limited to investments, working capital, property and equipment, employee benefits and deferred tax assets and liabilities. In addition, QHC and CHS entered into various transition services agreements and other ancillary agreements that govern certain relationships and activities of QHC and CHS for five years following the Spin-off. See Note 18—Related Party Transactions for additional information on the agreements that exist between QHC and CHS after the Spin-off.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

In connection with the Spin-off, CHS contributed $530.6 million of additional paid-in capital to QHC and made a $13.5 million cash contribution to QHC, pursuant to the Separation and Distribution Agreement. This contribution consisted of $20.0 million of cash contributed to fund a portion of QHC’s initial working capital, reduced by $6.5 million for the difference in estimated and actual financing transaction fees related to the Spin-off.

The following table provides a summary of the major transactions to effect the Spin-off of QHC as a newly formed, independent company (dollars in thousands):

	Long-Term Debt	Due to Parent, Net	Common Stock		Additional Paid-in Capital	Parent’s Equity
			Shares	Amount
Balance at April 29, 2016 (prior to the Spin-off)	$24,179	$1,813,836	—	$—	$—	$3,137
Borrowings of long-term debt, net of debt issuance discounts	1,255,464	—	—	—	—	—
Payments of debt issuance costs	(29,146)	—	—	—	—	—
Cash proceeds paid to Parent	—	(1,217,336)	—	—	—	—
Transfer of liabilities from Parent	—	(22,292)	—	—	—	—
Net deferred income tax liability resulting from the Spin-off	—	(46,783)	—	—	—	—
Non-cash capital contribution from Parent	—	(527,425)	—	—	530,562	(3,137)
Distribution of common stock	—	—	27,719,645	3	(3)	—
Distribution of restricted stock awards	—	—	692,409	—	—	—

Balance at April 29, 2016 (after the Spin-off)	$1,250,497	$—	28,412,054	$3	$530,559	$—

The following table provides a summary of the liabilities transferred to QHC from CHS in connection with the Spin-off (in thousands):

April 29, 2016
Accounts payable	$13,607
Benefit plan liabilities	5,964
Other liabilities	2,721

Total liabilities transferred from Parent	$22,292

In the fourth quarter of 2016, QHC recorded certain adjustments to the opening balance sheet of assets and liabilities transferred to QHC in the Spin-off. The net effect of these adjustments was a $12.0 million increase in the non-cash capital contribution made to QHC by CHS, a $5.7 million increase in the liabilities transferred from Parent and a $14.9 million reduction in the net deferred income tax liability transferred to QHC. These fourth quarter adjustments are in addition to the amounts initially recorded in the second quarter of 2016.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2—BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated and combined financial statements and accompanying notes of the Company presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”). In the opinion of the Company’s management, the consolidated and combined financial information presented herein includes all adjustments necessary to present fairly the results of operations, financial position and cash flows of the Company for the periods presented.

Prior to its separation from CHS on April 29, 2016, QHC did not operate as a separate company and stand-alone financial statements were not historically prepared; however, QHC was comprised of certain stand-alone legal entities for which discrete financial information was available under CHS’ ownership. The accompanying consolidated and combined financial statements include amounts and disclosures for QHC that have been derived from the consolidated financial statements and accounting records of CHS for the periods prior to the Spin-off in combination with the amounts and disclosures related to the stand-alone financial statements and accounting records of QHC after the Spin-off. The accompanying consolidated and combined financial statements may not necessarily be indicative of the results of operations, financial position and cash flows of QHC in the future or those that would have occurred had the Company operated on a stand-alone basis during the entirety of the periods presented herein. See Note 18—Related Party Transactions for additional information on the carve-out of financial information from CHS.

The Company’s financial statements have been prepared under the assumption that it will continue as a going concern. The Company has limited stand-alone operating history and has experienced net losses in each of the quarters in 2016 subsequent to the Spin-off from CHS. On December 31, 2016, the Company adopted Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements—Going Concern, which requires management to evaluate if there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern. As a result of adopting ASU No. 2014-15, management was required to evaluate the Company’s ability to comply with the Secured Net Leverage Ratio under its Senior Credit Facility for one year following the issuance of the financial statements for the year ended December 31, 2016 (“2016 Financial Statements”). Although the Company was in compliance with its financial covenants as of December 31, 2016, the new standard requires management to base its evaluation about the ability to continue to comply with those covenants on results and events considered “probable” of occurring considering historical results, implemented plans, and executed agreements as of the date the financial statements are issued. In light of (i) the Company’s historical net operating results; (ii) delays in the approval by Centers for Medicare and Medicaid Services (“CMS”) of the California Hospital Quality Assurance Fee program for the 2017 to 2019 program period, which impacts the Company due to the inability to recognize any earned revenues until CMS approval of the program has been issued; and (iii) the amount of net operating losses from hospitals the Company intends to divest, management amended certain provisions of the Senior Credit Facility.

On April 11, 2017, the Company executed the CS Amendment to amend its Senior Credit Facility to, among other things, raise the maximum Secured Net Leverage Ratio (as defined in the CS Agreement) to 4.75x from 4.25x for the period July 1, 2017 to December 31, 2018 (which was previously 4.25x for the period July 1, 2017 to June 30, 2018), at which point it drops to 4.00x for the remainder of the agreement. The CS Amendment also provides for additional Consolidated EBITDA add backs under the covenant calculation for certain items. For additional information related to the CS Amendment, see Note 7—Long-term Debt below. Management has concluded that the CS Amendment alleviates any substantial doubt about its ability to continue as a going concern for the one year period following the issuance of its 2016 Financial Statements.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

For all defined terms related to the Company’s Senior Credit Facility and ABL Credit Facility, see Note 7—Long-term Debt.

Principles of Consolidation and Combination

The consolidated and combined financial statements include the accounts of the Company and its subsidiaries in which it holds either a direct or indirect ownership of a majority voting interest. Investments in less-than-wholly-owned consolidated subsidiaries of QHC are presented separately in the equity component of the Company’s consolidated and combined balance sheets to distinguish between the interests of QHC and the interests of the noncontrolling investors. Revenues and expenses from these subsidiaries are included in the respective individual line items of the Company’s consolidated and combined statements of income, and net income is presented both in total and separately to distinguish the amounts attributable to the Company and the amounts attributable to the interests of the noncontrolling investors. Noncontrolling interests that are redeemable, or may become redeemable at a fixed or determinable price at the option of the holder or upon the occurrence of an event outside of the control of the Company, are presented in mezzanine equity in the consolidated and combined balance sheets.

Intercompany transactions and accounts of the Company are eliminated in consolidation. Additionally, all significant transactions with CHS that occurred prior to the Spin-off have been included in the consolidated and combined balance sheets within Due to Parent, net. This liability to CHS was settled in the Spin-off.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation as follows:

Beginning in 2016, the Company reclassified and separately presented certain items in its consolidated and combined statements of cash flows. Specifically, changes in self-insurance reserves related to employee health, professional and general liability and workers’ compensation liability were reclassified to changes in reserves for self-insurance claims, net of payments, and changes in reserves for legal, professional and settlement costs were reclassified to changes in reserves for legal, professional and settlement costs, net of payments. The Company believes the current presentation more accurately distinguishes the changes in these liabilities from changes in operating assets and liabilities considered to be part of its normal business operations. Both items are included in cash flows from operating activities.

Beginning in 2016, the Company began classifying third-party final cost report settlement receivables and state supplemental payment program receivables as amounts due from and due to third-party payors on its consolidated and combined balance sheets. Third-party final cost report settlement receivables were previously classified as other current assets, and the cost report settlement liabilities were previously classified as other current liabilities. Accounts receivable from state supplemental payment programs were previously classified as patient accounts receivable, and the amounts owed related to these programs were previously classified as other current liabilities. The Company believes the current presentation helps distinguish between amounts due to the Company related to a specific patient service and amounts due from or owed by the Company related to cost reports and state supplemental payment programs.

Beginning in 2016, the Company began classifying intangible assets as a separate line item on its consolidated and combined balance sheets. Previously, intangible assets were included as a component of other long-term assets. The Company believes the current presentation helps distinguish the significant portion of other long-term assets that are comprised of intangible assets.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Beginning in 2016, the Company began classifying equity in earnings of unconsolidated subsidiaries as other operating expenses in its consolidated and combined statements of income. Previously, these amounts were classified as non-operating income. These amounts are immaterial to the Company. This change in classification has no effect on the Company’s net income or cash flows included in previously issued consolidated and combined financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Actual results could differ from those estimates under different assumptions or conditions.

Revenues and Accounts Receivable

Revenue Recognition

The Company recognizes revenues from patient services at its hospitals and affiliated facilities in the period services are performed and reports these revenues at the net realizable amount expected to be collected from patients and third-party payors. Billings and collections are outsourced to CHS under the transition services agreements that were entered into in connection with the Spin-off. See Note 18—Related Party Transactions for additional information on these agreements.

The amounts that are collected for patient services are generally less than established billing rates, or standard billing charges, due to contractual agreements with third-party payors, governmental programs that require reduced billing rates, discounts offered as incentives for payment, and a portion related to bad debts. The Company recognizes revenues related to its QHR business when management advisory and consulting services are provided and reports these revenues at the net realizable amount expected to be collected from the non-affiliated hospital clients.

As of December 31, 2016, the Company recorded a change in estimate of $22.8 million to reduce the net realizable value of its patient accounts receivable, which impacted both contractual allowances and the provision for bad debts in the consolidated and combined statements of income for the year ended December 31, 2016. The portion of this change in estimate that impacted contractual allowances was $11.4 million and related to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program. The remainder of the change in estimate, also $11.4 million, impacted the provision for bad debts and related to the Company’s assessment of the collectability of managed care and commercial accounts receivable aged greater than one year based on a review of historical cash collections for these accounts.

The following table provides a summary of the components of net operating revenues, before the provision for bad debts (in thousands):

	Year Ended December 31,
	2016	2015	2014
Operating revenues	$12,104,580	$11,613,826	$10,705,195
Less: Contractual allowances	(9,247,789)	(8,795,674)	(7,877,299)
Less: Discounts	(437,738)	(372,294)	(417,894)

Total net operating revenues, before the provision for bad debts	$2,419,053	$2,445,858	$2,410,002

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Payor Sources

The primary sources of payment for patient healthcare services are third-party payors, including federal and state agencies administering the Medicare and Medicaid programs, other governmental agencies, managed care health plans, commercial insurance companies, workers’ compensation carriers and employers. Self-pay revenues are the portion of patient service revenues derived from patients who do not have health insurance coverage and the patient responsibility portion of services that are not covered by health insurance plans. Non-patient revenues primarily include revenues from QHR’s hospital management advisory and consulting services business, rental income and hospital cafeteria sales.

The following table provides a summary of net operating revenues, before the provision for bad debts, by payor source (dollars in thousands):

	Year Ended December 31,
	2016		2015		2014
	$ Amount	% of Total	$ Amount	% of Total	$ Amount	% of Total
Medicare	$673,074	27.8%	$656,799	26.9%	$681,010	28.3%
Medicaid	446,273	18.4%	443,479	18.1%	420,050	17.4%
Managed care and commercial plans	952,535	39.4%	984,480	40.3%	907,667	37.7%
Self-pay	242,095	10.1%	247,234	10.0%	287,470	11.9%
Non-patient	105,076	4.3%	113,866	4.7%	113,805	4.7%

Total net operating revenues, before the provision for bad debts	$2,419,053	100.0%	$2,445,858	100.0%	$2,410,002	100.0%

The table above includes an $11.4 million change in estimate the Company recorded as of December 31, 2016 to reduce the net realizable value of patient accounts receivable due to increasing delays associated with collections on accounts receivable under the Illinois Medicaid program, as described above. This portion of the change in estimate impacted contractual allowances associated with Medicaid revenues.

Beginning in 2016, the Company began classifying its revenues related to Medicare Advantage Plans as Medicare revenues. As a result, the Company retroactively reclassified these amounts from managed care and commercial revenues to Medicare revenues for all periods presented in the table above. For the years ended December 31, 2016, 2015 and 2014, Medicare revenues related to Medicare Advantage Programs were $170.4 million, $146.9 million and $133.0 million, respectively. Revenues from Medicaid managed care programs are included in Medicaid revenues in the table above, which is consistent with the presentation in all prior periods.

Contractual Allowances and Discounts

The net realizable amount of patient service revenues due from third-party payors is subject to complexities and interpretations of payor-specific contractual agreements and governmental regulations that are frequently changing. The Medicare and Medicaid programs, which represent a large portion of the Company’s operating revenues, are highly complex programs to administer and are subject to interpretation of federal and state-specific reimbursement rates, new legislation and final cost report settlements. Contractual allowances, or differences in standard billing rates and the payments derived from contractual terms with governmental and non-governmental third-party payors, are recorded based on management’s best estimates in the period in which services are performed and a payment methodology is established with the patient. Recorded estimates for past contractual allowances are subject to change, in large part, due to ongoing contract negotiations and regulation changes, which are typical in the U.S. healthcare industry. Revisions to estimates are recorded as contractual

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

allowance adjustments in the periods in which they become known and may be subject to further revisions. Self-pay and other payor discounts are incentives offered to uninsured or underinsured payors to reduce their costs of healthcare services with the purpose of maximizing the Company’s collection efforts.

Third-Party Program Reimbursements

Cost report settlements under reimbursement programs with Medicare, Medicaid and other managed care plans are estimated and recorded in the period the related services are performed and are adjusted in future periods, as needed, until the final cost report settlements are determined. Previous program reimbursements and final cost report settlements are included in due from and due to third-party payors in the consolidated and combined balance sheets. Previously, these amounts were components of other current assets and other current liabilities in the consolidated and combined balance sheets. During the years ended December 31, 2016, 2015 and 2014, contractual allowance adjustments related to previous program reimbursements and final cost report settlements favorably (unfavorably) impacted net operating revenues by $(5.8) million, $(15.1) million and $9.2 million, respectively. The 2015 and 2014 amounts included the unfavorable impact of an $11.1 million Illinois cost report settlement in 2014 that was reversed in the second quarter of 2015 due to contract negotiations that were finalized in that quarter. Exclusive of this adjustment, net operating revenues were unfavorably impacted by $4.0 million and $1.9 million in 2015 and 2014, respectively, for all other contractual allowance adjustments related to previous program reimbursements and final cost report settlements.

Currently, several states utilize supplemental payment programs, including disproportionate share programs, for the purpose of providing reimbursement to providers to offset a portion of the cost of providing care to Medicaid and indigent patients. These programs are designed with input from CMS and are funded with a combination of federal and state resources, including, in certain instances, taxes, fees or other program expenses (collectively, “provider taxes”) levied on the providers. Similar programs are also currently being considered by other states. These amounts are included in due from and due to third-party payors in the consolidated and combined balance sheets. Previously, amounts due from third-party payors related to these programs were included in patient accounts receivable, and the provider taxes owed were included in other current liabilities in the consolidated and combined balance sheets. See the Reclassifications accounting policy above for additional information on these reclassifications made by the Company beginning in 2016.

The following table provides a summary of the components of amounts due from and due to third-party payors, as presented in the consolidated and combined balance sheets (in thousands):

	December 31,
	2016	2015
Amounts due from third-party payors:
Previous program reimbursements and final cost report settlements	$23,876	$33,732
State supplemental payment programs	92,359	77,074

Total amounts due from third-party payors	$116,235	$110,806

Amounts due to third-party payors:
Previous program reimbursements and final cost report settlements	$33,366	$21,015
State supplemental payment programs	9,171	9,088

Total amounts due to third-party payors	$42,537	$30,103

After a state supplemental payment program is approved and fully authorized by the appropriate state legislative or governmental agency, the Company recognizes revenue and related expenses based on the terms of the program in the period in which amounts are estimable and revenue collection is reasonably assured. The

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

revenues earned by the Company under these programs are included in net operating revenues and the expenses associated with these programs are included in other operating expenses in the consolidated and combined statements of income.

The following table provides a summary of the portion of Medicaid reimbursements attributable to state supplemental payment programs (in thousands):

	Year Ended December 31,
	2016	2015	2014
Medicaid revenues	$220,389	$211,696	$192,771
Provider taxes and other expenses	76,616	75,929	73,149

Reimbursements attributable to state supplemental payment programs, net of expenses	$143,773	$135,767	$119,622

Charity Care

In the ordinary course of business, the Company provides services to patients who are financially unable to pay for hospital care. The related charges for those patients who are financially unable to pay that otherwise do not qualify for reimbursement from a governmental program are classified as charity care. The Company determines amounts that qualify for charity care primarily based on the patient’s household income relative to the poverty level guidelines established by the federal government. The Company’s policy is to not pursue collections for such amounts; therefore, the related charges are recorded in operating revenues at the standard billing rates and fully offset in contractual allowances. The gross amounts of charity care revenues were $34.6 million, $30.4 million and $51.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The estimated cost of providing charity care services is determined using a ratio of cost to gross charges and applying this ratio to the gross charges associated with providing care to charity patients for the period. The estimated cost of providing charity care services was $5.7 million, $5.0 million and $9.5 million for the years ended December 31, 2016, 2015 and 2014, respectively. To the extent the Company receives reimbursement from any of the various governmental assistance programs to subsidize its care of indigent patients, the Company excludes the charges for such patients from the cost of care provided under its charity care program.

Accounts Receivable and Allowance for Doubtful Accounts

Substantially all of the Company’s receivables are related to providing healthcare services to patients at its hospitals and affiliated businesses. Beginning in 2016, the Company began classifying receivables related to state supplemental payment programs as due from and due to third-party payors in the consolidated and combined balance sheets. Previously, these amounts were classified as patient accounts receivable. The net amounts reclassified were $83.2 million and $68.0 million as of December 31, 2016 and 2015, respectively. See the Reclassifications accounting policy above for additional information on reclassification adjustments made by the Company.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

The following table provides a summary of the components of accounts receivable before contractual allowances, discounts and allowance for doubtful accounts (dollars in thousands):

	December 31,
	2016		2015
	$ Amount	% of Total	$ Amount	% of Total
Third-parties	$1,930,103	74.6%	$1,688,138	72.6%
Self-pay	656,373	25.4%	638,694	27.4%

Total patient accounts receivable, gross	$2,586,476	100.0%	$2,326,832	100.0%

Accounts receivable are reduced by an allowance for amounts that could become uncollectible in the future. The Company estimates the allowance for doubtful accounts by reserving a percentage of all self-pay accounts receivable without regard to aging category. The allowance percentage is based on a model that considers historical write-off activity and is adjusted for expected recoveries and any anticipated changes in trends. The Company’s ability to estimate the allowance for doubtful accounts is not significantly impacted by the aging of accounts receivable, as management believes that substantially all of the risk exists at the point in time such accounts are identified as self-pay. For insured receivables, which are the non-self-pay receivables, the Company estimates the allowance for doubtful accounts based on a model that considers the uncontractualized portion of all accounts aging over 365 days from the date of patient discharge, reduced by an estimate of recoveries.

As of December 31, 2016, the Company recorded a change in estimate of $22.8 million to reduce the net realizable value of its patient accounts receivable. The portion of this change in estimate that impacted contractual allowances was previously discussed. The remainder of the change in estimate was $11.4 million, which impacted the provision for bad debts in the consolidated and combined statements of income. This change in estimate related to an assessment of the collectability of the Company’s managed care and commercial accounts receivable aged greater than one year and was based on the Company’s review of historical cash collections for these accounts.

The following table provides a summary of the changes in the allowance for doubtful accounts (in thousands):

	December 31,
	2016	2015	2014
Balance at beginning of period	$346,507	$341,527	$334,210
Acquisitions and divestitures	—	—	34,972
Provision for bad debts	280,586	258,520	264,502
Amounts written off, net of recoveries	(266,297)	(253,540)	(292,157)

Balance at end of period	$360,796	$346,507	$341,527

Collections are impacted by the economic ability of patients to pay, the effectiveness of CHS’ billing and collection efforts, including their current policies on collections, and the ability of the Company to further attempt collection efforts. Billings and collections are outsourced to CHS under the transition services agreements that were established with the Spin-off. See Note 18—Related Party Transactions for additional information on these agreements. Significant changes in payor mix, centralized business office operations, economic conditions, or trends in federal and state governmental healthcare coverage, among others, could affect the Company’s estimates of accounts receivable collectability. The Company also continually reviews its overall allowance adequacy by monitoring historical cash collections as a percentage of trailing net operating revenues after the provision for bad debts, as well as by analyzing current period net operating revenues and admissions by

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

payor classification, aged accounts receivable by payor, days revenue outstanding, the composition of self-pay receivables between pure self-pay patients and the patient responsibility portion of third-party insured receivables, and the impact of recent acquisitions and dispositions.

Concentration of Credit Risk

The Company grants unsecured credit to its patients, most of whom reside in the service area of the Company’s hospitals and affiliated facilities and are insured under third-party payor agreements. Because of the economic diversity of the Company’s markets and non-governmental third-party payors, Medicare represents a significant concentration of credit risk from payors. Accounts receivable, net of contractual allowances, from Medicare were $72.6 million and $67.7 million, or 9.8% and 9.2% of total patient accounts receivable, net, as of December 31, 2016 and 2015, respectively. Additionally, due to budget problems in the state of Illinois, the Company believes Illinois Medicaid represents a concentration of credit risk. The Company’s accounts receivable, net of contractual allowances, from Illinois Medicaid were $34.8 million and $36.4 million, or 4.7% and 4.9% of total patient accounts receivable, net, as of December 31, 2016 and 2015, respectively.

The Company’s revenues are particularly sensitive to regulatory and economic changes in certain states where the Company generates significant revenues. Accordingly, any changes in the current demographic, economic, competitive or regulatory conditions in certain states in which revenues are significant could have an adverse effect on the Company’s results of operations, financial position or cash flows. Changes to the Medicaid and other government-managed payor programs in these states, including reductions in reimbursement rates or delays in reimbursement payments under state supplemental payment or other programs, could also have a similar adverse effect.

The following table provides a summary of the states in which the Company generates more than 5% of total net patient revenues, before the provision for bad debts, as determined in each year (dollars in thousands):

	Number of Hospitals at December 31, 2016	Year Ended December 31,
		2016		2015		2014
		$ Amount	% of Total	$ Amount	% of Total	$ Amount	% of Total
Illinois	9	$811,565	35.1%	$822,501	35.3%	$856,151	37.3%
Georgia	3	216,745	9.4%	224,330	9.6%	213,509	9.3%
Oregon	1	210,818	9.1%	201,610	8.6%	166,212	7.2%
California	2	199,743	8.6%	209,500	9.0%	195,617	8.5%
Kentucky	3	121,988	5.3%	131,077	5.6%	139,332	6.1%

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Other Operating Expenses

The following table provides a summary of the major components of other operating expenses (in thousands):

	Year Ended December 31,
	2016	2015	2014
Purchased services	$180,672	$176,758	$181,626
Taxes and insurance	129,775	124,635	125,859
Medical specialist fees	106,803	85,042	80,680
Transition services agreements and allocations from Parent	66,441	60,166	40,485
Repairs and maintenance	42,986	45,945	46,069
Utilities	29,833	29,856	30,449
Management fees from Parent	11,792	36,466	36,902
Other miscellaneous operating expenses	77,500	75,365	77,738

Total other operating expenses	$645,802	$634,233	$619,808

Following the Spin-off, the Company began recording costs associated with the transition services agreements and other ancillary agreements with CHS in accordance with the terms of these agreements. These costs, which primarily include the costs of providing information technology, patient billing and collections and payroll services, are included in “Transition services agreements and allocations from Parent” in the table above. Amounts allocated to the Company by CHS for periods prior to the Spin-off are also included in “Transition services agreements and allocations from Parent” in the table above.

Prior to the Spin-off, QHC recorded a monthly corporate management fee from CHS that represented a portion of CHS’ corporate office costs, and this fee was included in other operating expenses. Following the Spin-off, the costs for corporate office functions are primarily included in salaries and benefits expenses in the consolidated and combined statements of income. See Note 18—Related Party Transactions for additional information on the allocated costs from CHS.

General and Administrative Costs

Substantially all of the Company’s operating costs and expenses are “cost of revenues” items. Operating expenses that could be classified as general and administrative by the Company are costs related to corporate office functions, including, but not limited to tax, treasury, audit, risk management, legal, investor relations and human resources. These costs are primarily salaries and benefits expenses associated with these corporate office functions. General and administrative costs of the Company were $55.2 million, $43.5 million and $49.7 million during the years ended December 31, 2016, 2015 and 2014, respectively. Prior to the Spin-off, the majority of these costs were allocations from CHS. See Note 18—Related Party Transactions for additional information on the allocated costs from CHS.

Electronic Health Records Incentives Earned

Pursuant to the Health Information Technology for Economic and Clinical Health Act (“HITECH”), the Company is eligible to receive incentive payments under the Medicare and Medicaid programs for its eligible hospitals and physician clinics that demonstrate meaningful use of certified Electronic Health Records (“EHR”) technology. Each of the Company’s eligible hospitals and physician clinics has completed the initial adoption phase of EHR implementation and is currently in the process of implementing the remaining two phases. EHR incentive payments are subject to audit and potential recoupment if it is determined that the applicable

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

meaningful use standards were not met. EHR incentive payments are also subject to retrospective adjustment because the cost report data upon which the incentive payments are based are further subject to audit.

The Company utilizes a gain contingency model to recognize EHR incentive payments. When the recognition criteria have been fully met, the Company recognizes the income from EHR incentives payments as a part of operating costs and expenses in the consolidated and combined statements of income. Medicaid EHR incentive payments are calculated based on prior period Medicare cost report information available at the time when eligible hospitals demonstrate meaningful use of certified EHR technology. Medicare EHR incentive payments are calculated when eligible hospitals demonstrate meaningful use of certified EHR technology and the information for the applicable full Medicare cost report year used to determine the final incentive payment is available. In some instances, the Company may receive estimated Medicare EHR incentive payments prior to when the Medicare cost report information used to determine the final incentive payment is available. In these instances, recognition of the income from EHR incentive payments is deferred until all recognition criteria are met. The Company recognizes receivables for EHR incentive payments that have been earned, but are uncollected at period end, as other current assets in the consolidated and combined balance sheets. The receivables are adjusted for any known audit or retrospective adjustments related to prior periods. Deferred revenue from EHR incentive payments is recorded in other current liabilities in the consolidated and combined balance sheets.

The Company incurs both capital expenditures and operating expenses in connection with the implementation of EHR technology initiatives. The amounts and timing of these expenditures does not directly correlate with the timing of the Company’s receipt or recognition of EHR incentive payments as earned. As the Company completes its full implementation of certified EHR technology in accordance with all three phases of the program, its EHR incentive payments will decline and ultimately end.

The following table provided a summary of activity related to EHR incentives (in thousands):

	Year Ended December 31,
	2016	2015	2014
Electronic health records incentives receivable at beginning of period	$11,227	$12,204	$15,350
Electronic health records incentives earned	7,843	11,428	21,312
Cash incentive payments received	(13,808)	(10,084)	(20,642)
Adjustments to receivable based on final cost report settlement or audit	(1,073)	(2,321)	(3,816)

Electronic health records incentives receivable at end of period	$4,189	$11,227	$12,204

Deferred revenue related to electronic health records incentives at beginning of period	$—	$(14,351)	$(22,601)
Cash received and deferred during period	(3,639)	—	(15,098)
Recognition of deferred incentives as earned	3,639	14,351	23,348

Deferred revenue related to electronic health records incentives at end of period	$—	$—	$(14,351)

Total electronic health records incentives earned during period	$11,482	$25,779	$44,660
Total cash incentive payments received during period	17,447	10,084	35,740

Legal, Professional and Settlement Costs

Legal, professional and settlement costs in the consolidated and combined statements of income primarily includes legal costs and related settlements, if any, related to regulatory claims, government investigations into

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

reimbursement payments and claims associated with QHR’s hospital management contracts. Professional costs include legal costs for investigations, data gathering and analysis associated with investigation projects approved by the Company’s Board of Directors (the “Board”).

Loss on Sale of Hospitals, Net

Loss on sale of hospitals, net is the loss incurred by the Company related to its divestiture of certain hospitals and other ancillary facilities. It is calculated as the difference between the cash received from the sale and the carrying value of the associated net assets at the date of sale, less certain incremental direct selling costs.

Transaction Costs Related to the Spin-off

Transaction costs related to the Spin-off consists of QHC’s portion of the costs to effect the Spin-off and the costs associated with forming a new company. These costs include audit, management advisory and consulting costs, investment advisory costs, legal expenses and other miscellaneous costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in provision for (benefit from) income taxes in the period that includes the enactment date. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent the Company believes that recovery is not likely, a valuation allowance is established. To the extent the Company establishes a valuation allowance or increases this allowance, the related expense is included in the provision for income taxes in the consolidated and combined statements of income. The Company classifies interest and penalties, if any, related to its tax positions as a component of income tax expense. See Note 12—Income Taxes for information on the separate return method of accounting for income taxes that was used by the Company during the carve-out period and the impact of the consummation of the Spin-off on income taxes.

Comprehensive Income (Loss)

The Company’s other comprehensive income (loss) consist of pension costs related to an acquired defined benefit pension plan at one of its hospitals and a supplemental employee retirement plan.

Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments with a maturity of three months or less from the date acquired that are subject to an insignificant risk of change in value.

Inventories

Inventories, primarily consisting of medical supplies and drugs, are stated at the lower of cost or market on a first-in, first-out basis.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Other Current Assets

Other current assets consists of the current portion of the receivables from CHS related to professional and general liability and workers’ compensation insurance reserves that were indemnified by CHS in connection with the Spin-off, non-patient accounts receivable primarily related to QHR, receivables related to electronic health records incentives and other miscellaneous current assets.

Property and Equipment

Purchases of property and equipment are recorded at cost. Property and equipment acquired in a business combination are recorded at estimated fair value. Routine maintenance and repairs are expensed as incurred. Expenditures that increase capacities or extend useful lives are capitalized. The Company capitalizes interest related to financing of major capital additions with the respective asset. Depreciation is recognized using the straight-line method over the estimated useful life of an asset. The Company depreciates land improvements over 3 to 20 years, buildings and improvements over 5 to 40 years, and equipment and fixtures over 3 to 18 years. The Company also leases certain facilities and equipment under capital lease obligations. These assets are amortized on a straight-line basis over the lesser of the lease term or the remaining useful life of the asset. Property and equipment assets that are held for sale are not depreciated.

Goodwill

The Company’s hospital operations and QHR’s hospital management advisory and consulting services operations meet the criteria to be classified as reporting units for goodwill. Goodwill was initially determined for QHC’s hospital operations reporting unit based on a relative fair value approach as of September 30, 2013 (CHS’ goodwill impairment testing date). Additional goodwill was allocated on a similar basis for four hospitals acquired by CHS in 2014 that were included in the group of hospitals spun-off to QHC. For the QHR reporting unit, goodwill was allocated based on the amount recorded by CHS at the time of its acquisition in 2007. All subsequent goodwill generated from hospital, physician practice or other ancillary business acquisitions is recorded at fair value at the time of acquisition.

Intangible Assets

The Company’s intangible assets primarily consist of purchase and development costs of software for internal use and contract-based intangible assets, including physician guarantee contracts, medical licenses, hospital management contracts, non-compete agreements and certificates of need. There are no expected residual values related to the Company’s intangible assets. Capitalized software costs are generally amortized over three years, except for software costs for significant system conversions, which are amortized over 8 to 10 years. Capitalized software costs that are in the development stage are not amortized until the related projects are complete. Assets for physician guarantee contracts, hospital management contracts, non-compete agreements and certificates of need are amortized over the life of the individual contracts. Intangible assets held for sale are not amortized.

The Company may, in the future, elect to incur costs to renew or extend the useful lives of certain of its intangible assets. Costs incurred to extend the useful life of capitalized software would be recognized as an intangible asset and amortized over the anticipated extension period. Costs incurred to renew certain contract-based intangibles, such as hospital management contracts and certificates of need, would be recognized as intangible assets and amortized over the respective renewed contract periods. The Company does not expect to extend or renew any of its physician guarantee contracts or non-compete agreements.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Impairment of Long-Lived Assets and Goodwill

Whenever an event occurs or changes in circumstances indicate that the carrying values of certain long-lived assets may be impaired, the Company projects the undiscounted cash flows expected to be generated by these assets. If the projections indicate that the carrying values are not expected to be recovered, such amounts are reduced to their estimated fair value based on a quoted market price, if available, or an estimated fair value based on valuation techniques available in the circumstances.

Goodwill arising from business combinations is not amortized. Goodwill is evaluated for impairment at the same time every year and when an event occurs or circumstances change that, more likely than not, reduce the fair value of the reporting unit below its carrying value. There is a two-step method for determining goodwill impairment. Step one is to compare the fair value of the reporting unit with the unit’s carrying amount, including goodwill. If this test indicates the fair value is less than the carrying value, then step two is required to compare the implied fair value of the reporting unit’s goodwill with the carrying value of the reporting unit’s goodwill. The Company performs its annual testing of impairment for goodwill in the fourth quarter of each year. The fair value of the related reporting units is estimated using both a discounted cash flow model as well as a multiple model based on earnings before interest, taxes, depreciation and amortization. The cash flow forecasts are adjusted by an appropriate discount rate based on the Company’s best estimate of a market participant’s weighted-average cost of capital. Both models are based on the Company’s best estimate of future revenues and operating costs and are reconciled to the Company’s consolidated market capitalization, with consideration of the amount a potential acquirer would be required to pay, in the form of a control premium, in order to gain sufficient ownership to set policies, direct operations and control management decisions of the Company.

See Note 3—Impairment of Long-Lived Assets and Goodwill for additional information related to impairment charges recorded in the consolidated and combined statements of income for the years ended December 31, 2016, 2015 and 2014.

Other Long-Term Assets

Other long-term assets consists of the long-term portion of the receivables from CHS related to professional and general liability and workers’ compensation insurance reserves that were indemnified by CHS in connection with the Spin-off, as well as deposits, investments in unconsolidated subsidiaries and other miscellaneous long-term assets.

Other Current Liabilities

Other current liabilities consists of the current portion of professional and general liability and workers’ compensation insurance reserves, including the portion indemnified by CHS in connection with the Spin-off, as well as property tax accruals, legal accruals, deferred revenue related to electronic health records incentives, physician guarantees and other miscellaneous current liabilities.

Workers’ Compensation and Professional and General Liability Insurance Reserves

As part of the business of owning and operating hospitals, the Company is subject to legal actions alleging liability on its part. To mitigate a portion of this risk, the Company maintains insurance exceeding a self-insured retention level for these types of claims. The Company’s self-insurance reserves reflect the current estimate of all outstanding losses, including incurred but not reported losses, based on actuarial calculations as of period end. The loss estimates included in the actuarial calculations may change in the future based on updated facts and circumstances. The Company’s insurance expense includes the actuarially determined estimate of losses for the

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

current year, including claims incurred but not reported, the change in the estimate of losses for prior years based upon actual claims development experience as compared to prior actuarial projections, the insurance premiums for losses in excess of the Company’s self-insured retention levels, the administrative costs of the insurance programs, and interest expense related to the discounted portion of the liability. The Company’s reserves for workers’ compensation and professional and general liability claims are based on semi-annual actuarial calculations, which are discounted to present value and consider historical claims data, demographic factors, severity factors and other actuarial assumptions. The reserves for self-insured claims are discounted based on the Company’s risk-free interest rate that corresponds to the period when the self-insured claims are incurred and projected to be paid.

See Note 19—Commitments and Contingencies for information related to the portion of the Company’s insurance reserves for workers’ compensation liability and professional and general liability that are indemnified by CHS and the related accounting treatment and presentation in the consolidated and combined balance sheets.

Self-Insured Employee Health Benefits

The Company is self-insured for substantially all of the medical benefits of its employees. The Company maintains a liability for its current estimate of incurred but not reported employee health claims based on historical claims data provided by third-party administrators. The undiscounted reserve for self-insured employee health benefits was $11.0 million as of December 31, 2016 and is included in accrued salaries and benefits in the consolidated and combined balance sheets. Expense each period is based on the actual claims received during the period plus any adjustment to the liability.

Prior to the Spin-off, QHC was allocated employee health expense as part of the monthly corporate overhead charges from CHS. The allocation was determined based on claims made by QHC employees during the period plus an estimate for the change in liability related to QHC employee health claims incurred but not reported. The liability was included in Due to Parent, net in the consolidated and combined balance sheets, as the related employee health insurance policy was owned by CHS. Employee health expense is included in salaries and benefits expenses in the consolidated and combined statements of income for all periods. See Note 18—Related Party Transactions for additional information on corporate overhead costs from CHS prior to the Spin-off.

Debt Issuance Costs and Discounts

On January 1, 2016, the Company adopted Accounting Standards Update 2015-03, which requires the presentation of debt issuance costs as a reduction of the debt liability on the balance sheet, consistent with the accounting for debt discounts. Amortization of debt issuance costs and debt discounts are each recorded as non-cash interest expense over the life of the respective debt instrument. The Company incurred no debt issuance costs in periods prior to its adoption of this standard; as such, no prior period reclassifications were necessary to conform to the current presentation.

Due to Parent, Net

Prior to the Spin-off, Due to Parent, net, in the consolidated and combined balance sheets represented the Company’s liability to CHS for the accumulation of (1) CHS’ historical investment in QHC, (2) liabilities related to the cost allocations from CHS to QHC, (3) interest charged by CHS on the monthly outstanding Due to Parent, net balance, (4) the net effect of transactions between CHS and QHC, and (5) the net effect of cash transfers from QHC to CHS under CHS’ centralized cash management program. In connection with the Spin-off, certain liabilities were transferred through Due to Parent, net to the Company, pursuant to the Separation and

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Distribution Agreement, and the remaining balance was settled with cash and in the form of a non-cash capital contribution to the Company. See Note 1—Description of the Business and Spin-off and Note 18—Related Party Transactions for additional information on the Spin-off and related party transactions with CHS.

Noncontrolling Interests and Redeemable Noncontrolling Interests

The Company’s consolidated and combined financial statements include all assets, liabilities, revenues and expenses of less than 100% owned entities that it controls. Certain of the Company’s consolidated subsidiaries have noncontrolling physician ownership interests with redemption features that require the Company to deliver cash upon the occurrence of certain events outside its control, such as the retirement, death, or disability of a physician-owner. The carrying amount of redeemable noncontrolling interests is recorded in the consolidated and combined balance sheets at the greater of: (1) the initial carrying amount, increased or decreased for the noncontrolling interests’ share of cumulative net income (loss), net of cumulative amounts distributed, if any, or (2) the redemption value.

Assets and Liabilities of Hospitals Held for Sale

The Company reports separately from other assets on the consolidated and combined balance sheets those assets that meet the criteria for classification as held for sale. Generally, assets that meet the criteria include those for which the carrying amount will be settled principally through a sale transaction rather than through continuing use. The asset must be available for immediate sale in its present condition, subject to usual or customary terms, and the sale must be probable to occur in the next 12 months. Similarly, the liabilities of a disposal group are classified as held for sale upon meeting these criteria. Immediately following classification as held for sale, the Company remeasures these assets and liabilities and adjusts the value to the lesser of the carrying amount or fair value less costs to sell. The assets and liabilities classified as held for sale are no longer depreciated or amortized into expense. The carrying values of assets classified as held for sale are reported net of impairment charges in the consolidated and combined balance sheet as of December 31, 2016. See Note 3—Impairment of Long-Lived Assets and Goodwill for additional information on impairment charges recorded during the year ended December 31, 2016.

Stock-Based Compensation

In connection with the Spin-off, the Company issued QHC restricted stock awards to all CHS restricted stock award holders as of the Record Date. Each holder of CHS restricted stock awards received one QHC restricted stock award for every four CHS restricted stock awards held. In addition, QHC employees that held CHS restricted stock awards were allowed to continue to hold the CHS awards under the same terms and conditions that existed prior to the Spin-off, excluding certain shares granted on March 1, 2016 that were canceled in connection with the Spin-off. The unrecognized compensation expense related to the vesting of the CHS restricted stock awards held by QHC employees was transferred to QHC with the Spin-off. As a result, the Company is responsible for recording stock-based compensation expense attributable to the unvested portion of CHS restricted stock awards held by QHC employees and the unvested portion of all QHC restricted stock awards held by its employees, consisting of both QHC awards issued on the Record Date and additional awards granted under the Quorum Health Corporation 2016 Stock Award Plan (the “2016 Stock Award Plan”) following the Spin-off. See Note 16—Stock-Based Compensation for additional information related to stock-based compensation.

Benefit Plans

Following the Spin-off, the Company maintains various benefit plans, including defined contribution plans, a defined benefit plan and deferred compensation plans, for which certain of the Company’s subsidiaries are the

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

plan sponsors. In connection with the Spin-off, the rights and obligations of these plans were transferred from CHS to the Company, pursuant to the Separation and Distribution Agreement. Prior to the Spin-off, QHC was allocated a portion of CHS’ benefit costs under its defined contribution plans. The allocation was based on specific identification for plans associated exclusively with QHC hospitals and on QHC’s proportional share of employees covered under all other applicable plans. The expense was recorded as salaries and benefits in the consolidated and combined statements of income, and the cumulative liability for these benefit costs, which was transferred to the Company in the Spin-off, was recorded in Due to Parent, net in the consolidated and combined balance sheets.

QHC recognizes the unfunded liability of its defined benefit plan in other long-term liabilities in the consolidated and combined balance sheets. Unrecognized gains (losses) and prior service credits (costs) are recorded as changes in other comprehensive income (loss). The measurement date of the plan’s assets and liabilities coincides with the Company’s year end. The Company’s pension benefit obligation is measured using actuarial calculations that incorporate discount rates, rate of compensation increases and expected long-term returns on plan assets. The calculations additionally consider expectations related to the retirement age and mortality of plan participants. The Company records pension benefit costs related to all of its plans as salaries and benefits expenses in the consolidated and combined statements of income.

Fair Value of Financial Instruments

The Company utilizes the U.S. GAAP fair value hierarchy to measure the fair value of its financial instruments. The fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumption about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The inputs used to measure fair value are classified into the following fair value hierarchy:

•	Level 1—Quoted market prices in active markets for identical assets and liabilities.

•	Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes values determined using pricing models, discounted cash flow methodologies or similar techniques reflecting the Company’s own assumptions.

Segment Reporting

The principal business of the Company is to provide healthcare services at its hospitals and affiliated facilities. The Company’s only other line of business is the hospital management advisory and consulting services it provides through QHR. The Company has determined that its hospital operations business meets the criteria for separate segment reporting. The financial information for QHR’s business does not meet the quantitative thresholds for separate segment reporting; and therefore has been combined with the Company’s corporate functions into the all other reportable segment. See Note 15—Segments.

New Accounting Pronouncements

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation, which was issued to simplify some of the accounting guidance for share-based compensation. Among the areas impacted by the amendments in this ASU are the accounting for income taxes related to share-based payments, accounting for

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

forfeitures, classification of awards as equity or liabilities and classification on the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company adopted this ASU on January 1, 2017. Management anticipates that the adoption of this ASU will have no material impact on its consolidated and combined results of operations, financial position and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which amends the accounting for leases, requiring lessees to recognize most leases on their balance sheet with a right-of-use asset and a lease liability. Leases will be classified as either finance or operating leases, which will impact the expense recognition of such leases over the lease term. The ASU also modifies the lease classification criteria for lessors and eliminates some of the real estate leasing guidance previously applied for certain leasing transactions. This ASU is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company expects to adopt this ASU on January 1, 2019. The Company utilizes a number of leases to support its operations. As such, the adoption of this ASU is expected to have a significant impact on the Company’s consolidated and combined financial position. The Company is currently evaluating the quantitative and qualitative impact the adoption of this ASU will have on its operations, policies and procedures. The Company is additionally evaluating any modifications to its leasing strategy in response to the requirements of this standard.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern, which requires management to evaluate relevant conditions, events and certain management plans that are known or reasonably knowable that when, considered in the aggregate, raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that financial statements are issued. This ASU is effective for interim and annual reporting periods ending after December 15, 2016. The Company adopted this ASU on December 31, 2016. The adoption of this guidance did not have an impact on the Company’s consolidated and combined financial statements as of December 31, 2016. See “Basis of Presentation” above for additional information on the Company’s implementation of this standard and its evaluation at December 31, 2016.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for recognizing revenue and supersedes most existing revenue recognition guidance, including guidance specific to the healthcare industry. This ASU provides companies the option of applying a full or modified retrospective approach upon adoption. This ASU is effective for fiscal years beginning after December 15, 2017, with early adoption permitted for annual periods beginning after December 15, 2016. The Company expects to adopt this ASU on January 1, 2018 and is currently evaluating its plan for adoption and the impact on its revenue recognition policies, procedures and internal control framework, and the resulting impact on its consolidated and combined results of operations, financial position and cash flows.

NOTE 3—IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

2016 Impairments

During the second quarter of 2016, management made a decision to classify certain hospitals as held for sale and evaluate other hospitals for divestiture. Due to the increase in net operating losses associated with these hospitals, the Company analyzed the long-lived assets of all of its hospitals to test for impairment and recorded $45.4 million of impairment related to long-lived assets in this quarter. In addition, the Company evaluated the estimated relative fair value of the hospitals classified as held for sale in relation to the overall fair value of the hospital operations reporting unit utilizing a September 30, 2015 measurement date, which was the measurement date of the Company’s most recent annual goodwill impairment analysis, and recognized $5.0 million of goodwill impairment in the second quarter of 2016. In this same quarter, management identified certain

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

indicators of goodwill impairment related to the hospital operations reporting unit and concluded that such indicators necessitated an interim goodwill impairment evaluation. The primary indicators were declining market capitalization, as compared to the carrying value of equity, and a decrease in estimated future earnings of the hospital operations reporting unit. The Company performed a calculation of the overall fair value of this reporting unit in step one of the impairment test and concluded that the carrying value of the hospital operations reporting unit as of June 30, 2016 exceeded the estimated fair value. The Company performed a preliminary step two calculation of goodwill impairment to determine the implied fair value of goodwill of the hospital operations reporting unit in a hypothetical purchase price allocation. Based on this preliminary analysis, the Company estimated and recorded goodwill impairment of $200 million in the second quarter of 2016.

For step two goodwill impairment testing, the Company engaged a professional valuation firm to perform a hypothetical purchase price valuation of each of its hospitals utilizing a September 30, 2016 measurement date. The results of the third-party valuation, which was completed in the fourth quarter of 2016, indicated that the carrying values of certain of the Company’s individual hospitals exceeded their fair values. Considering these results to be an indicator of potential impairment and to assess whether any additional impairment of long-lived assets existed, the Company utilized a September 30, 2016 measurement date to perform an analysis of undiscounted cash flows for each hospital in which an indicator of impairment was identified. Based on the results of these analyses, the Company recorded impairment of $82.7 million related to long-lived assets at certain hospitals and a downward adjustment to its previously recorded goodwill estimate by $80 million in the fourth quarter of 2016. The net impact in the fourth quarter of 2016, in comparison to the $200 million estimate recorded as of June 30, 2016, was $2.7 million of additional impairment beyond this initial estimate.

In addition to the above, the Company experienced a decline in operating results at several hospitals in the fourth quarter of 2016. This led management to perform additional testing for impairment using a December 31, 2016 measurement date. As a result of this analysis, the Company recorded additional impairment of $38.8 million related to long-lived assets in the fourth quarter of 2016. The carrying values of long-lived assets, including those classified as held for sale, are reported net of these impairment charges on the consolidated and combined balance sheet as of December 31, 2016.

2015 and 2014 Impairments

During the year ended December 31, 2015, the Company recorded an impairment charge of $13.0 million to reduce the carrying values of certain long-lived assets at seven of its hospitals to their estimated fair values. During the year ended December 31, 2014, the Company recorded an impairment charge of $1.0 million to reduce the carrying value of certain long-lived assets at one of its hospitals to their estimated fair values. The impairments for 2015 and 2014 were identified because of declining operating results and projections of future cash flows at these hospitals, which were caused by competitive and operational challenges specific to the markets in which these hospitals operate.

NOTE 4—ACQUISITIONS AND DIVESTITURES

Acquisitions

HMA Hospitals Acquisition

On January 27, 2014, an indirect, wholly-owned subsidiary of CHS completed the acquisition of Hospital Management Associates, Inc. (“HMA”). In connection with the Spin-off, CHS contributed to QHC the assets and liabilities of four HMA hospitals. The operations of these four hospitals have been included in the consolidated and combined financial statements of QHC from the date of CHS’ acquisition of HMA. QHC recorded an opening balance sheet for the four HMA hospitals as of January 27, 2014, which was based on an allocation from

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

CHS of the fair value of the assets acquired and liabilities assumed for these four hospitals. QHC was also allocated through Due to Parent, net, $135.6 million of the total consideration paid for HMA. The Company recognized the difference in this allocated consideration and the fair values of the assets acquired and liabilities assumed for these four hospitals as goodwill related to the acquisition. The four HMA hospitals acquired by QHC included Barrow Regional Medical Center (56 licensed beds) located in Winder, Georgia; Clearview Regional Medical Center (77 licensed beds) located in Monroe, Georgia; Paul B. Hall Regional Medical Center (72 licensed beds) located in Paintsville, Kentucky and Sandhills Regional Medical Center (64 licensed beds) located in Hamlet, North Carolina. See the section entitled “Divestitures” below related to the subsequent sales of two HMA hospitals in December 2016.

The following table provides a summary of the HMA purchase price allocation, based on the consideration paid for HMA which was allocated to QHC from CHS (in thousands):

Current assets	$31,888
Property and equipment	65,090
Goodwill	65,066
Other long-term assets	10,587
Liabilities	(35,116)
Noncontrolling interests	(1,906)

Total consideration allocated from CHS	$135,609

All Other Acquisitions

During the years ended December 31, 2016, 2015 and 2014, the Company acquired operating assets and the related businesses of certain physician practices, clinics and other ancillary businesses that operate within communities served by the Company’s hospitals. Prior to the Spin-off, the Company was allocated the consideration paid for these facilities through Due to Parent, net.

The following table provides a summary of the combined purchase price allocation by year for the Company’s acquisitions, except for the HMA hospitals (in thousands):

	Year Ended December 31,
	2016	2015	2014
Current assets	$(343)	$422	$79
Property and equipment	851	3,190	786
Goodwill	129	6,788	5,451
Other long-term assets	—	564	69
Liabilities	16	(1,229)	—
Noncontrolling interests	132	(1,716)	—

Total consideration paid or allocated from CHS	$785	$8,019	$6,385

The table above includes adjustments to estimated amounts recognized, if any, that were recorded by the Company within the measurement period from the date of the respective acquisition. In some cases, the adjustments may be negative.

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Divestitures

Barrow Regional Medical Center

Effective December 31, 2016, the Company sold 56-bed Barrow Regional Medical Center and its affiliated outpatient facilities (“Barrow”), located in Winder, Georgia, for $6.6 million. For the years ended December 31, 2016, 2015 and 2014, the Company’s operating results included pre-tax losses of $14.5 million, $6.2 million and $3.9 million related to Barrow. In addition to the above, the Company recorded a $1.2 million net loss on the sale and $4.0 million of impairment to property, equipment and capitalized software costs of Barrow during the year ended December 31, 2016. See Note 3—Impairment of Long-Lived Assets and Goodwill for additional information on impairment charges recorded by the Company during the year ended December 31, 2016.

Sandhills Regional Medical Center

Effective December 1, 2016, the Company sold 64-bed Sandhills Regional Medical Center and its affiliated outpatient facilities (“Sandhills”), located in Hamlet, North Carolina, for $7.2 million. For the years ended December 31, 2016, 2015 and 2014, the Company’s operating results included pre-tax losses of $6.9 million, $2.0 million and $2.3 million related to Sandhills. In addition to the above, the Company recorded a $1.0 million net loss on the sale and $4.8 million of impairment to property, equipment and capitalized software costs of Sandhills during the year ended December 31, 2016. See Note 3—Impairment of Long-Lived Assets and Goodwill for additional information on impairment charges recorded by the Company during the year ended December 31, 2016.

NOTE 5—PROPERTY AND EQUIPMENT

The following table provides a summary of the components of property and equipment (in thousands):

	December 31,
	2016	2015
Property and equipment, at cost:
Land and improvements	$84,474	$100,053
Building and improvements	782,892	853,853
Equipment and fixtures	592,463	616,667
Construction in progress	60,146	33,080

Total property and equipment, at cost	1,519,975	1,603,653
Less: Accumulated depreciation and amortization	(786,075)	(723,404)

Total property and equipment, net	$733,900	$880,249

Depreciation expense was $83.0 million, $90.9 million and $89.3 million for the years ended December 31, 2016, 2015 and 2014, respectively. See Note 6—Goodwill and Intangible Assets for information on amortization expense recorded for property and equipment held under capital lease obligations. The total amount of assets held under capital lease obligations, at cost, was $30.2 million and $23.4 million at December 31, 2016 and 2015, respectively, and $27.5 million and $22.4 million, net of accumulated amortization, at December 31, 2016 and 2015, respectively.

Purchases of property and equipment accrued in accounts payable were $15.7 million as of December 31, 2016.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

See Note 3—Impairment of Long-Lived Assets and Goodwill for information on impairment charges related to property and equipment recorded in the consolidated and combined statements of income for the years ended December 31, 2016, 2015 and 2014.

NOTE 6—GOODWILL AND INTANGIBLE ASSETS

Goodwill

The following table provides a summary of the changes in goodwill (in thousands):

	December 31,
	2016	2015
Balance at beginning of period	$541,704	$534,916
Acquisitions	129	6,788
Impairment	(125,000)	—

Balance at end of period	$416,833	$541,704

Goodwill related to the hospital operations reporting unit was $383.5 million and $508.4 million as of December 31, 2016 and December 31, 2015, respectively. Goodwill related to the hospital management advisory and consulting services reporting unit was $33.3 million at both December 31, 2016 and December 31, 2015.

See Note 3—Impairment of Long-Lived Assets and Goodwill for a discussion of the goodwill impairment charges recorded by the Company during the year ended December 31, 2016.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Intangible Assets

The following table provides a summary of the components of intangible assets (in thousands):

	December 31,
	2016	2015
Finite-lived intangible assets:
Capitalized software costs:
Cost	$180,855	$194,941
Accumulated amortization	(118,391)	(98,004)

Capitalized software costs, net	62,464	96,937

Physician guarantee contracts:
Cost	11,355	16,594
Accumulated amortization	(6,329)	(9,560)

Physician guarantee contracts, net	5,026	7,034

Other finite-lived intangible assets:
Cost	44,342	43,275
Accumulated amortization	(33,059)	(29,351)

Other finite-lived intangible assets, net	11,283	13,924

Total finite-lived intangible assets
Cost	236,552	254,810
Accumulated amortization	(157,779)	(136,915)

Total finite-lived intangible assets, net	$78,773	$117,895

Indefinite-lived intangible assets:
Tradenames	$4,000	$4,000
Medical licenses and other indefinite-lived intangible assets	2,209	7,355

Total indefinite-lived intangible assets	$6,209	$11,355

Total intangible assets:
Cost	$242,761	$266,165
Accumulated amortization	(157,779)	(136,915)

Total intangible assets, net	$84,982	$129,250

During the year ended December 31, 2016, the Company recorded $18.9 million of impairment charges related to capitalized software costs. See Note 3—Impairment of Long-Lived Assets and Goodwill for additional information on these impairment charges.

As of December 31, 2016, the Company had $2.7 million of capitalized software costs that are currently in the development stage. Amortization of these capitalized costs will begin once the software projects are complete and ready for their intended use.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Amortization Expense

The following table provides a summary of the components of amortization expense (in thousands):

	Year Ended December 31,
	2016	2015	2014
Amortization of finite-lived intangible assets:
Capitalized software costs	$25,193	$27,317	$26,991
Physician guarantee contracts	3,108	3,951	5,149
Other finite-lived intangible assets	2,866	3,334	3,585

Total amortization expense related to finite-lived intangible assets	31,167	34,602	35,725
Amortization of leasehold improvements and property and equipment assets held under capital lease obligations	3,111	2,496	2,610

Total amortization expense	$34,278	$37,098	$38,335

As of December 31, 2016, the weighted-average remaining amortization period of the Company’s intangible assets subject to amortization, except for capitalized software costs and physician guarantee contracts, was approximately 5.5 years.

Total estimated future amortization expense for the next five years and thereafter related to intangible assets follows (in thousands):

2017	$23,217
2018	16,810
2019	12,813
2020	9,212
2021	8,812
Thereafter	7,909

Total estimated future amortization expense	$78,773

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7—LONG-TERM DEBT

The following table provides a summary of the components of long-term debt (in thousands):

	December 31,
	2016	2015
Senior Credit Facility:
Revolving Credit Facility, maturing 2021	$—	$—
Term Loan Facility, maturing 2022	868,419	—
ABL Credit Facility, maturing 2021	—	—
Senior Notes, maturing 2023	400,000	—
Unamortized debt issuance costs and discounts	(48,764)	—
Capital lease obligations	25,588	22,323
Other debt	1,582	1,092

Total debt	1,246,825	23,415
Less: Current maturities of long-term debt	(5,683)	(7,915)

Total long-term debt	$1,241,142	$15,500

Due to Parent, net	$—	$1,800,908

In connection with the Spin-off, the Company entered into two credit agreements and issued senior notes. In addition, the previous indebtedness with CHS, which was classified on the consolidated and combined balance sheets as Due to Parent, net, was fully settled. See Note 1—Description of the Business and Spin-off and Note 18—Related Party Transactions for additional information on the use of proceeds from the new debt instruments and the settlement of Due to Parent, net.

Senior Credit Facility

On April 29, 2016, the Company entered into a credit agreement (the “CS Agreement”), among the Company, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch (“Credit Suisse”), as administrative agent and collateral agent. On April 11, 2017, the Company executed an agreement with its Senior Credit Facility lenders to amend certain provisions of its Senior Credit Facility (the “CS Amendment”).

The CS Agreement provides for an $880 million senior secured term loan facility (the “Term Loan Facility”) and a $100 million senior secured revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Senior Credit Facility”). The Term Loan Facility was issued at a discount of $17.6 million, or 98% of par value, and has a maturity date of April 29, 2022, subject to customary acceleration events and repayment, extension or refinancing. The Revolving Credit Facility has a maturity date of April 29, 2021, subject to certain customary acceleration events and repayment, extension or refinancing. The CS Amendment reduced the Revolving Credit Facility’s capacity from $100 million to $87.5 million until December 31, 2017, at which time the capacity decreases to $75.0 million.

The CS Agreement contains customary covenants, including a maximum permitted Secured Net Leverage Ratio, as determined based on 12 month trailing Consolidated EBITDA, as defined in the CS Agreement. As of December 31, 2016, the Company had a Secured Net Leverage Ratio of 3.93 to 1.00, which was below the maximum permitted ratio of 4.50 to 1.00. On April 11, 2017, the Company executed the CS Amendment with its Senior Credit Facility lenders to amend the calculation of the Secured Net Leverage Ratio beginning January 1, 2017 to December 31, 2018, among other provisions. The CS Amendment raised the minimum Secured Net Leverage Ratio required for the Company to remain in compliance, and also changed the calculation of compliance for specified periods.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

After giving effect to the CS Amendment, the maximum Secured Net Leverage Ratio permitted under the CS Agreement, as determined based on 12 month trailing Consolidated EBITDA, which is defined in the CS Amendment, follows:

Period	Maximum Secured Net Leverage Ratio
Period from January 1, 2017 to June 30, 2017	4.50 to 1.00
Period from July 1, 2017 to December 31, 2018	4.75 to 1.00
Period from January 1, 2019 and thereafter	4.00 to 1.00

In addition to amending the calculation of the Secured Net Leverage Ratio and the Maximum Secured Net Leverage Ratio, the CS Amendment also affects other terms of the CS Agreement:

•	Through December 31, 2018, the Company is required to use asset sales proceeds to make mandatory redemptions under the Term Loan Facility. After December 31, 2018, the Company is required to use asset sale proceeds to make mandatory redemptions under the Term Loan Facility to the extent those proceeds are not expected to be reinvested within 15 months.

•	Through December 31, 2018, the Company may request to exercise Incremental Term Loan Commitments, as defined in the CS Agreement, only if the Secured Net Leverage Ratio, adjusted for the requested Incremental Term Loan borrowing, is below 3.35 to 1.00. After December 31, 2018, the Company may request to exercise Incremental Term Loan Commitments for the greater of $100 million or an amount which would produce a Secured Net Leverage Ratio of 3.35 to 1.00.

•	Through December 31, 2018, the Company is allowed to incur Permitted Additional Debt, as defined in the CS Agreement, only if the Total Leverage Ratio, adjusted for the Permitted Additional Debt, is below 4.50 to 1.00. After December 31, 2018, the Company may incur Permitted Additional Debt so long as the Total Leverage Ratio, adjusted for the Permitted Additional Debt, is below 5.50 to 1.00.

Prior to the CS Amendment, interest under the Term Loan Facility accrued, at the option of the Company, at adjusted LIBOR, subject to statutory reserves and a floor of 1% plus 5.75%, or the alternate base rate plus 4.75%. The effective interest rate on the Term Loan Facility was 7.70% as of December 31, 2016. Following the CS Amendment, interest under the Term Loan Facility accrues, at the option of the Company, at adjusted LIBOR, subject to statutory reserves and a floor of 1% plus 6.75%, or the alternate base rate plus 5.75%. Interest under the Revolving Credit Facility accrued, at the option of the Company, at adjusted LIBOR, subject to statutory reserves and a floor of 0% plus 2.75%, or the alternate base rate plus 1.75%, and remains unchanged under the CS. Amendment. If the CS Amendment was effective as of December 31, 2016, the effective interest rate on the Term Loan Facility would have been 8.73%.

Borrowings from the Revolving Credit Facility are available to be used for working capital and general corporate purposes. As of December 31, 2016, the Company had no borrowings outstanding on the Revolving Credit Facility and had $6.5 million of letters of credit outstanding that were primarily related to the self-insured retention levels of professional and general liability and workers’ compensation liability insurance as security for the payment of claims.

ABL Credit Facility

On April 29, 2016, the Company entered into an ABL Credit Agreement (the “UBS Agreement,” and together with the CS Agreement, collectively, the “Credit Agreements”), among the Company, the lenders party thereto and UBS AG, Stamford Branch (“UBS”), as administrative agent and collateral agent. The UBS

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Agreement provides for a $125 million senior secured asset-based revolving credit facility (the “ABL Credit Facility”). The available borrowings from the ABL Credit Facility will be used for working capital and general corporate purposes. As of December 31, 2016, the Company had no borrowings outstanding on the ABL Credit Facility.

The ABL Credit Facility has a maturity date of April 29, 2021, subject to customary acceleration events and repayment, extension or refinancing. Interest under the ABL Credit Facility accrues, at the option of the Company, at a base rate or LIBOR, subject to statutory reserves and a floor of 0%, except that all swingline borrowings will accrue interest based on the base rate, plus an applicable margin determined by the average excess availability under the ABL Credit Facility for the fiscal quarter immediately preceding the date of determination. The applicable margin ranges from 1.75% to 2.25% for LIBOR advances and from 0.75% to 1.25% for base rate advances.

The ABL Credit Facility has a “Covenant Trigger Event” definition that requires the Company to maintain excess availability under the ABL Credit Facility equal to or greater than the greater of (i) $12.5 million and (ii) 10% of the aggregate commitments under the ABL Credit Facility. At December 31, 2016, the Company had excess availability of $118.9 million. If a Covenant Trigger Event occurs, then the Company is required to maintain a minimum Consolidated Fixed Charge Ratio of 1.10 to 1.00 until such time that a Covenant Trigger Event is no longer continuing. In addition, if excess availability under the ABL Credit Facility were to fall below the greater of (i) 12.5% of the aggregate commitments under the ABL Credit Facility and (ii) $15.0 million, then a “Cash Dominion Event” would be triggered upon which the lenders could assume control of the Company’s cash.

Credit Agreement Covenants

In addition to the specific covenants described above, the Credit Agreements contain customary negative covenants which limit the Company’s ability to, among other things, incur additional indebtedness, create liens, make investments, transfer assets, merge or acquire assets, and make restricted payments, including dividends, distributions and specified payments on other indebtedness. They include customary events of default, including payment defaults, material breaches of representations and warranties, covenant defaults, default on other material indebtedness, customary Employee Retirement Income Security Act (“ERISA”) events of default, bankruptcy and insolvency, material judgments, invalidity of liens on collateral, change of control or cessation of business. The Credit Agreements also contain customary affirmative covenants and representations and warranties.

Senior Notes

On April 22, 2016, QHC issued $400 million aggregate principal amount of 11.625% Senior Notes due 2023, pursuant to the Indenture. The Senior Notes were issued at a discount of $6.9 million, or 1.734%, in a private placement and are senior unsecured obligations of the Company guaranteed on a senior basis by certain of the Company’s subsidiaries (the “Guarantors”). The Senior Notes mature on April 15, 2023 and bear interest at a rate of 11.625% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2016. Interest on the Senior Notes accrues from the date of original issuance and is calculated on the basis of a 360-day year comprised of twelve 30-day months. The effective interest rate on the Senior Notes was 12.469% as of December 31, 2016.

The Indenture contains covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to incur or guarantee additional indebtedness, pay dividends or make other restricted payments, make certain investments, create or incur certain liens, sell assets and subsidiary stock, transfer all or substantially all of its assets or enter into merger or consolidation transactions.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

On April 22, 2016, in connection with the issuance of the Senior Notes, the Company entered into a Registration Rights Agreement. The terms of the Registration Rights Agreement require the Company to (i) file with the Securities and Exchange Commission a registration statement with respect to an offer to exchange the Senior Notes for a new issue of debt securities registered under the Securities Act of 1933, as amended (the “Exchange Offer”), with terms identical to those of the Senior Notes (except for provisions relating to the transfer restrictions and payment of additional interest), and cause the Exchange Offer to be completed within 365 days following the closing of the issuance of the Senior Notes, (ii) keep the Exchange Offer open for at least 30 business days (or longer if required by applicable law) and (iii) in certain circumstances, file a shelf registration statement for the resale of the Senior Notes by some or all of the holders thereof, in lieu of an exchange offer to such holders. If the Company and the Guarantors fail to satisfy their registration obligations, the Company will be required to pay additional interest to the holders of Senior Notes, the transfer of which remains restricted, reflecting typical market terms.

On and after April 15, 2019, the Company is entitled, at its option, to redeem all or a portion of the Senior Notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices, plus accrued and unpaid interest, if any, to the redemption date. The redemption prices are expressed as a percentage of the principal amount on the redemption date. Holders of record on the relevant record date have the right to receive interest due on the relevant interest payment date. In addition, prior to April 15, 2019, the Company may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, plus a “make whole” premium, as set forth in the Indenture. The Company is entitled to redeem up to 35% of the aggregate principal amount of the Senior Notes until April 15, 2019 with the net proceeds from certain equity offerings at the redemption price set forth in the Indenture.

The following table provides a summary of the redemption dates and prices related to the Senior Notes:

Redemption
Period	Prices
Period from April 15, 2019 to April 14, 2020	108.719%
Period from April 15, 2020 to April 14, 2021	105.813%
Period from April 15, 2021 to April 14, 2022	102.906%
Period from April 15, 2022 to April 14, 2023	100.000%

Debt Issuance Costs and Discounts

The following table provides a summary of unamortized debt issuance costs and discounts (in thousands):

	December 31,
	2016	2015
Debt issuance costs	$29,146	$—
Debt discounts	24,536	—

Total debt issuance costs and discounts at origination	53,682	—
Less: Amortization of debt issuance costs and discounts	(4,918)	—

Total unamortized debt issuance costs and discounts	$48,764	$—

Prior to the Spin-off, the Company had no capitalized costs for debt issuance, discounts or premiums.

Capital Lease Obligations and Other Debt

The Company’s debt arising from capital lease obligations primarily relates to its new corporate office in Brentwood, Tennessee. As of December 31, 2016, this capital lease obligation was $18.7 million. The remainder

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

of the Company’s capital lease obligations relate to property and equipment at its hospitals and corporate office. Other debt consists of physician loans and miscellaneous notes payable to banks. See Note 19—Commitments and Contingencies for additional information on the corporate office lease.

Debt Maturities

The following table provides a summary of debt maturities for the next five years and thereafter (in thousands):

2017	$5,683
2018	10,518
2019	10,144
2020	10,251
2021	10,357
Thereafter	1,248,636

Total debt, excluding unamortized debt issuance costs and discounts	$1,295,589

Interest Expense, Net

The following table provides a summary of the components of interest expense, net (in thousands):

	Year Ended December 31,
	2016	2015	2014
Senior Credit Facility:
Revolving Credit Facility	$330	$—	$—
Term Loan Facility	40,719	—	—
ABL Credit Facility	342	—	—
Senior Notes	32,166	—	—
Amortization of debt issuance costs and discounts	4,918	—	—
All other interest expense (income), net	(849)	283	(639)

Total interest expense, net, from long-term debt	77,626	283	(639)
Due to Parent, net	35,814	98,007	93,565

Total interest expense, net	$113,440	$98,290	$92,926

NOTE 8—OTHER LONG-TERM LIABILITIES

The following table provides a summary of the components of other long-term liabilities (in thousands):

	December 31,
	2016	2015
Professional and general liability insurance reserves	$74,194	$77,423
Workers’ compensation liability insurance reserves	17,416	20,507
Benefit plan liabilities	10,722	3,376
Deferred rent	4,001	3,770
Other miscellaneous long-term liabilities	2,663	3,065

Total other long-term liabilities	$108,996	$108,141

See Note 19—Commitments and Contingencies for additional information about the Company’s insurance reserves.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9—FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Company utilizes the U.S. GAAP fair value hierarchy. The fair value hierarchy distinguishes between market participant assumptions that are based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The inputs used to measure fair value are classified into the following fair value hierarchy:

•	Level 1: Quoted market prices in active markets for identical assets and liabilities.

•	Level 2: Observable market-based inputs or observable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes values determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions.

Fair Value of Financial Instruments

The carrying values of the Company’s cash and cash equivalents, patient accounts receivable, amounts due from and due to third-party payors, and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

The Company recorded impairment charges related to long-lived assets and goodwill during the year ended December 31, 2016. See Note 3—Impairment of Long-Lived Assets and Goodwill. The assessment of fair value was based on Level 3 inputs, as the valuation methodologies used to determine impairment were based on internal projections and unobservable inputs. The portion of impairment related to hospital assets held for sale was determined based on Level 2 inputs, as the valuation methodologies used to determine impairment considered letters of intent received on these hospitals.

The following table provides a summary of the carrying values and estimated fair values of the Company’s long-term debt (in thousands):

	December 31,
	2016		2015
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Revolving Credit Facility	$—	$—	$—	$—
Term Loan Facility	868,419	849,427	—	—
ABL Credit Facility	—	—	—	—
Senior Notes	400,000	334,720	—	—
Other debt	27,170	27,170	23,415	23,415

Total long-term debt, excluding unamortized debt issuance costs and discounts	$1,295,589	$1,211,317	$23,415	$23,415

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

The Company considers the fair value of its debt instruments to be measured based on Level 2 inputs. Information about the valuation methodologies used in the determination of the fair values for the Company’s debt instruments follows:

•	Credit facilities. The estimated fair value is based on publicly available trading activity and supported with information from the Company’s lending institutions regarding relevant pricing for trading activity.

•	Senior notes. The estimated fair value is based on the closing market price for these notes.

•	All other debt. The carrying values of the Company’s debt instruments, including capital lease obligations, physician loans and miscellaneous notes payable to banks, approximate their estimated fair values due to the nature of these obligations.

NOTE 10—LEASES

The Company leases certain office buildings and items of equipment under capital and operating lease agreements. All leases generally require the payment of maintenance, repairs, property taxes and insurance costs. See Note 7—Long-Term Debt and Note 14—Additional Cash Flow Information for additional information on the Company’s capital lease obligations.

The following table provides a summary of the Company’s commitments relating to non-cancellable operating and capital leases for each of the next five years and thereafter (in thousands):

Year Ending December 31,	Operating(1)	Capital
2017	$31,779	$2,644
2018	24,407	2,523
2019	19,189	2,552
2020	13,964	2,590
2021	9,477	2,628
Thereafter	18,758	23,039

Total minimum future payments	$117,574	35,976

Less: Imputed interest		(10,388)

Total capital lease obligations		25,588
Less: Current portion		(1,185)

Total long-term capital lease obligations		$24,403

(1)	Minimum lease payments have not been reduced by minimum sublease rentals due in the future of $3.8 million.

NOTE 11—EQUITY

Preferred Stock

In connection with the Spin-off, the Company authorized 100,000,000 shares of preferred stock, par value of $0.0001 per share. No shares have been issued as of December 31, 2016. The Board has the discretion, subject to limitations prescribed by Delaware law and by its amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, when and if issued.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Common Stock

In connection with the Spin-off, the Company authorized 300,000,000 shares of common stock, par value of $0.0001 per share, and issued 28,412,054 shares of common stock on April 29, 2016 to CHS stockholders of record on the Record Date, or April 22, 2016. The common stock began “regular-way” trading on the NYSE on May 2, 2016 under the ticker symbol “QHC”. As of December 31, 2016, the Company had 29,482,050 shares of common stock issued and outstanding.

Holders of the Company’s common stock are entitled to one vote for each share held of record on all matters for which stockholders may vote. Holders of the Company’s common stock will not have cumulative voting rights in the election of directors. There are no preemptive rights, conversion, redemption or sinking fund provisions applicable to the common stock. In the event of liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution. Delaware law prohibits the Company from paying any dividends unless it has capital surplus or net profits available for this purpose. In addition, the Company’s Credit Agreements impose restrictions on its ability to pay dividends.

Additional Paid-in Capital

In connection with the Spin-off, the Company issued common stock, as described above, to CHS stockholders. In addition, pursuant to the Separation and Distribution Agreement, CHS contributed capital in excess of par value of common stock of $530.6 million, in lieu of a cash settlement payment, related to the remaining intercompany indebtedness with CHS and the Parent’s equity attributable to CHS. See Note 1—Description of the Business and Spin-off for a summary of the major transactions that occurred on April 29, 2016 to effect the Spin-off.

Accumulated Deficit

Accumulated deficit of the Company, as shown on the consolidated and combined balance sheet as of December 31, 2016, represents the Company’s cumulative net losses since the Spin-off. The cumulative earnings and losses of the Company prior to the Spin-off were included in Due to Parent, net, in the consolidated and combined balance sheets.

Parent’s Equity

Prior to the Spin-off, the purchase of shares from noncontrolling interest partners and the changes in valuation of redeemable shares of noncontrolling interests investments were accounted for as Parent’s equity in the consolidated and combined balance sheets. Parent’s equity was reclassified as additional paid-in capital in connection with the Spin-off.

NOTE 12—INCOME TAXES

The Company, or one of its subsidiaries, is subject to U.S. federal income taxes and income tax of multiple state jurisdictions. The Company provides for income taxes based on the enacted tax laws and rates in jurisdictions in which it conducts its operations. Prior to the Spin-off, the Company was included in the consolidated federal, state and local income tax returns filed by CHS and calculated income taxes for the purpose of carve-out financial statements using the “separate return method”. The Company deemed the amounts that it would have paid to or received from the U.S. Internal Revenue Service and certain state jurisdictions, had QHC not been a member of CHS’ consolidated tax group, to be immediately settled with CHS through Due to Parent, net in the consolidated and combined balance sheets. The Company is filing its own consolidated federal, state and local income tax returns after the Spin-off.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

The following table provides a summary of the components of the provision for (benefit from) income taxes (in thousands):

	Year Ended December 31,
	2016	2015	2014
Current:
Federal	$—	$—	$—
State	530	762	572

Total provision for (benefit from) current income taxes	530	762	572
Deferred:
Federal	(51,177)	1,749	4,790
State	(3,228)	793	217

Total provision for (benefit from) deferred income taxes	(54,405)	2,542	5,007

Total provision for (benefit from) income taxes	$(53,875)	$3,304	$5,579

The following table reconciles the differences between the statutory federal income tax rate and the Company’s effective tax rate (dollars in thousands):

	Year Ended December 31,
	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Provision for (benefit from) income taxes at statutory federal tax rate	$(139,685)	35.0%	$2,814	35.0%	$4,527	35.0%
State income taxes, net of federal income tax benefit	(47,749)	12.0%	(171)	(2.1)%	(1,202)	(9.3)%
Net (income) loss attributable to noncontrolling interests	(872)	0.2%	(1,189)	(14.8)%	157	1.2%
Non-deductible goodwill and Spin-off costs	36,009	(9.0)%	—	—%	—	—%
Change in valuation allowance	94,745	(23.7)%	1,459	18.2%	1,791	13.8%
All other	3,677	(1.0)%	391	4.8%	306	2.4%

Total provision for (benefit from) income taxes and effective tax rate	$(53,875)	13.5%	$3,304	41.1%	$5,579	43.1%

Deferred income taxes are based on the estimated future tax effects of differences between the financial statement carrying value and tax bases of assets and liabilities under the provisions of the enacted tax laws.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

The following table provides a summary of the components of deferred income tax assets and liabilities (in thousands):

	December 31,
	2016		2015
	Assets	Liabilities	Assets	Liabilities
Net operating loss and credit carryforwards	$72,195	$—	$53,558	$—
Property and equipment	—	10,447	—	80,429
Prepaid expenses	—	6,874	—	7,206
Goodwill and intangible assets	—	27,193	—	36,828
Investments in unconsolidated affiliates	298	—	—	1,772
Other current and long-term liabilities	39,112	965	25,634	776
Accounts receivable	1,532	10,290	5,561	1,841
Accrued vacation	9,506	—	9,209	—
Accrued liabilities	251	—	440	—
Deferred compensation	10,208	—	637	—
Other current and long-term assets	5,462	53	1,370	—

Total deferred income tax assets and liabilities, before valuation allowance	138,564	55,822	96,409	128,852
Valuation allowance	(114,216)	—	(8,587)	—

Total deferred income tax assets and liabilities	$24,348	$55,822	$87,822	$128,852

Total deferred income tax liabilities, net		$31,474		$41,030

At the end of 2016, the Company had federal net operating loss carryforwards of approximately $70.0 million, which will begin expiring in 2037. The Company also had state net operating loss carryforwards of approximately $635.1 million, which expire from 2017 to 2037. The Company has concluded that it is not more likely than not that it will realize the benefit of its deferred tax assets, and as a result, has recognized a valuation allowance of approximately $114.2 million. With respect to the deferred tax liability pertaining to goodwill and other intangibles, as included above, goodwill purchased in connection with certain business acquisitions is amortizable for income tax reporting purposes. However, for financial reporting purposes, there is no corresponding amortization allowed with respect to such purchased goodwill. As the Company does not expect to realize the state deferred tax assets, it has not recognized the corresponding federal benefit, and as such, the amounts presented above for 2016 do not include the benefit. The 2015 amounts do include the federal benefit associated with the state deferred balances, as the Company anticipated realizing the benefits of its deferred tax assets at that time.

The valuation allowance increased by $105.6 million and $1.5 million for the years ended December 31, 2016 and 2015, respectively. The increase in valuation allowance for 2016 relates to the Company’s determination that the deferred tax assets, as described above, are not more likely than not to be realized. Of the 2016 increase, $10.0 million was allocated to additional paid-in capital as it relates to the Company’s pre-spin operating results, $0.9 million relates to deferred tax assets recorded through other comprehensive income, and the remainder, $94.7 million was recorded through tax expense. The change in valuation allowance for 2015 relates to the expected future realization of state net operating losses in certain income tax jurisdictions.

In the ordinary course of business there is inherent uncertainty in quantifying the Company’s income tax positions. The Company assesses its income tax positions and records tax benefits for all tax years subject to examination based on management’s evaluation of the facts, circumstances, and information available at the

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

reporting date. The Company is not aware of any unrecognized tax benefits; and therefore has not recorded any such amounts for the years ended December 31, 2016, 2015 and 2014. The Company classified interest and penalties, if any, related to its tax positions as a component of income tax expense in the consolidated and combined statements of income.

NOTE 13—EARNINGS PER SHARE

The following table provides a summary of the computation of basic and diluted earnings (loss) per share (in thousands, except earnings per share and shares):

	Year Ended December 31,
	2016	2015	2014
Numerator:
Net income (loss)	$(345,197)	$4,735	$7,353
Less: Net income (loss) attributable to noncontrolling interests	2,491	3,398	(448)

Net income (loss) attributable to Quorum Health Corporation	$(347,688)	$1,337	$7,801

Denominator:
Weighted-average shares outstanding—basic and diluted	28,413,247	28,412,054	28,412,054

Basic and diluted earnings (loss) per share attributable to Quorum Health Corporation stockholders	$(12.24)	$0.05	$0.27

For comparative purposes, the Company used 28,412,054 shares as the number of basic and diluted shares outstanding for all periods prior to the Spin-off, including the period from January 1, 2016 to April 28, 2016, in calculating basic and diluted earnings (loss) per share. This number of shares represents the number of shares issued on the Spin-off date.

Due to the net loss attributable to Quorum Health Corporation for the year ended December 31, 2016, no incremental shares are included in diluted earnings (loss) per share for these periods because the net effect of the shares would be anti-dilutive. No incremental shares were considered for any periods prior to the Spin-off.

NOTE 14—ADDITIONAL CASH FLOW INFORMATION

During the year ended December 31, 2016, the Company reclassified certain assets and liabilities as held for sale, which are included as separate line items on the consolidated and combined balance sheet as of December 31, 2016. In addition, the Company recorded certain opening balance sheet adjustments in the second and fourth quarters of the year ended December 31, 2016, which included non-cash components, that were primarily transfers of assets and liabilities from CHS to effect the Spin-off. See Note 1—Description of the Business and the Spin-off.

NOTE 15—SEGMENTS

The Company operates in two distinct operating segments, its hospital operations business and its management advisory and consulting services business. The hospital operations segment includes the operations of the Company’s general acute care hospitals and affiliated outpatient service facilities that provide inpatient and outpatient healthcare services. Prior to the Spin-off, management fees allocated from Parent were included in the hospital operations segment within the measure of segment profit or loss. Subsequent to the Spin-off the Company began presenting general and administrative costs for corporate functions as a component of the all

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

other reportable segment. The hospital management advisory and consulting services segment includes the operations of QHR. Only the hospital operations segment meets the criteria as a separate reportable segment. The financial information for QHR has been combined with the Company’s corporate functions and reported below as part of the all other reportable segment.

The following table provides a summary of financial information related to the Company’s segments (in thousands):

	Year Ended December 31,
	2016	2015	2014
Net operating revenues:
Hospital operations	$2,052,751	$2,096,831	$2,049,193
All other	85,716	90,507	96,307

Total net operating revenues	$2,138,467	$2,187,338	$2,145,500

Adjusted EBITDA:
Hospital operations	$184,000	$249,375	$251,309
All other	(21,078)	14,292	13,516

Total Adjusted EBITDA	$162,922	$263,667	$264,825

Capital expenditures for property and equipment:
Hospital operations	$44,903	$59,272	$68,889
All other	35,017	183	177

Total capital expenditures for property and equipment	$79,920	$59,455	$69,066

	December 31,
	2016	2015
Assets:
Hospital operations	$1,802,121	$2,256,557
All other	192,249	38,299

Total assets	$1,994,370	$2,294,856

The following table provides a reconciliation of Adjusted EBITDA to net income (loss), its most directly comparable U.S. GAAP financial measure (in thousands):

	Year Ended December 31,
	2016	2015	2014
Adjusted EBITDA	$162,922	$263,667	$264,825
Interest expense, net	(113,440)	(98,290)	(92,926)
Provision for (benefit from) income taxes	53,875	(3,304)	(5,579)
Depreciation and amortization	(117,288)	(128,001)	(127,593)
Legal, professional and settlement costs	(7,342)	—	(30,374)
Impairment of-long-lived assets and goodwill	(291,870)	(13,000)	(1,000)
Loss on sale of hospitals, net	(2,150)	—	—
Transaction costs related to the Spin-off	(5,488)	(16,337)	—
Severance costs for post-spin headcount reductions	(1,617)	—	—
Change in estimate related to collectability of patient accounts receivable	(22,799)	—	—

Net income (loss)	$(345,197)	$4,735	$7,353

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16—STOCK-BASED COMPENSATION

On April 1, 2016, the Company adopted the Quorum Health Corporation 2016 Stock Award Plan (“2016 Stock Award Plan”). The Company filed a Registration Statement on Form S-8 on April 29, 2016 to register 4,700,000 shares of QHC common stock that may be issued under the plan.

As defined in the Separation and Distribution Agreement, QHC and CHS employees who held CHS restricted stock awards on the Record Date received QHC restricted stock awards for the number of whole shares, rounded down, of QHC common stock that they would have received as a shareholder of CHS as if the underlying CHS stock were unrestricted on the Record Date, except, that with respect to a portion of CHS restricted stock awards granted to any QHC employees on March 1, 2016, as discussed above, that were cancelled and forfeited on the Spin-off date. The QHC restricted stock awards received by QHC and CHS employees in connection with the Spin-off vest on the same terms as the CHS restricted stock awards to which they relate, through the continued service by such employees with their respective employer. CHS restricted stock awards were adjusted by increasing the number of shares of CHS stock subject to restricted stock awards by an amount of whole shares, rounded down, necessary to preserve the intrinsic value of such awards at the Spin-off date. QHC did not issue any stock options as part of the distribution of shares to holders of CHS stock options.

A summary of the activity related to unvested QHC restricted stock awards held by QHC and CHS employees from the Spin-off date through December 31, 2016 follows:

	QHC Awards Distributed in Spin-off
	QHC Employees	CHS Employees	Total
Unvested restricted stock awards at Spin-off date	54,321	638,088	692,409
Vested	(1,317)	(6,098)	(7,415)
Forfeited	(542)	(10,465)	(11,007)

Unvested restricted stock awards at December 31, 2016	52,462	621,525	673,987

On May 3, 2016, the Compensation Committee of the Board of Directors (the “Compensation Committee”) granted 460,000 performance-based restricted stock awards to the Company’s executive officers. The grants were made pursuant to the 2016 Stock Award Plan and a performance-based restricted stock award agreement. If the performance-based objectives are attained in accordance with the targets set forth in the performance-based restricted stock award agreement, the restrictions on the restricted stock awards will lapse in equal installments on each of the first three anniversaries of the grant date.

On May 3, 2016, the Compensation Committee granted 551,005 time-vested restricted stock awards to certain employees of the Company. The grants were made pursuant to the 2016 Stock Award Plan and a restricted stock award agreement. The restrictions on the time-vested restricted stock awards will lapse in equal installments on each of the first three anniversaries of the grant date, except for 106,005 restricted stock awards, referred to by the Company as recoupment awards, which have a different vesting period. The recoupment awards were issued to a select group of QHC employees that were granted restricted stock awards by CHS on March 1, 2016. Pursuant to the Separation and Distribution Agreement, two-thirds of the shares granted to the QHC employee group on this grant date were canceled by CHS in connection with the Spin-off. The recoupment awards were issued by QHC and included in the May 3, 2016 grant of QHC restricted stock awards for the purpose of restoring the benefit previously provided by CHS to this employee group. Restrictions on the recoupment awards lapse in equal installments on the second and third anniversaries of the grant date.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

On May 3, 2016, the Board, upon recommendation of its Compensation Committee and its Governance and Nominating Committee, granted 10,000 time-vested restricted stock awards to each of its seven non-employee directors. The grants were made pursuant to the 2016 Stock Award Plan and a director restricted stock award agreement. The restrictions on the time-vested restricted stock awards will lapse on the first anniversary of the grant date.

A summary of the activity related to QHC unvested restricted stock awards granted subsequent to the Spin-off follows:

	QHC Awards Granted Subsequent to Spin-off
	Shares	Weighted- Average Grant Date Fair Value
Unvested restricted stock awards at Spin-off date	—	$—
Granted	1,081,005	12.77
Vested	—	—
Forfeited	—	—

Unvested restricted stock awards at December 31, 2016	1,081,005	$12.77

Following the Spin-off, the Company began recording stock-based compensation expense related to the vesting of QHC restricted stock awards issued to QHC employees on the Spin-off date, CHS restricted stock awards held by QHC employees on the Spin-off date, and restricted stock awards granted by QHC on May 3, 2016. Stock-based compensation expense is recorded in salaries and benefits for periods following the Spin-off. Prior to the Spin-off, an estimated portion of CHS’ stock-based compensation expense was allocated to QHC through the monthly corporate management fee from CHS, which was recorded in other operating expenses in the consolidated and combined statements of income, and therefore is not included in stock-based compensation expense in the table below. The estimated costs allocated to QHC from CHS were $2.3 million, $7.0 million and $5.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The Company accounts for stock-based compensation in accordance with Accounting Standards Codification Topic 718, “Compensation—Stock Compensation”. Under the fair value recognition provisions of this standard, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the number of stock-based awards that are expected to be forfeited. If actual forfeitures differ from the Company’s estimates, stock-based compensation expense and the Company’s results of operations would be impacted.

A summary of stock-based compensation expense follows (in thousands):

	Year Ended December 31,
	2016	2015	2014
Stock-based compensation resulting from the Spin-off	$3,089	$—	$—
Stock-based compensation related to grants following the Spin-off	4,352	—	—

Total stock-based compensation expense	$7,441	$—	$—

As of December 31, 2016, the Company had unrecognized stock-based compensation expense of $2.6 million related to the outstanding unvested QHC and CHS restricted stock awards held by QHC employees as of the Spin-off date and the QHC restricted stock awards granted subsequent to the Spin-off.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 17—EMPLOYEE BENEFIT PLANS

Following the Spin-off, the Company maintains various benefit plans, including defined contribution plans, a defined benefit plan and deferred compensation plans, of which certain of the Company’s subsidiaries are the plan sponsors. The rights and obligations of these plans were transferred from CHS in connection with the Spin-off, pursuant to the Separation and Distribution Agreement.

Defined Contribution Plans

The Quorum Health Retirement Savings Plan (the “RSP”) is a defined contribution plan established on January 1, 2016 by CHS in anticipation of the Spin-off. Prior to the Spin-off, the cumulative liability for these benefit costs was recorded in Due to Parent, net in the combined balance sheets. The assets and liabilities under this plan were transferred to QHC in connection with the Spin-off. The RSP covers the majority of the employees at the Company’s subsidiaries. Total expense to the Company under all defined contribution plans was $13.6 million, $13.0 million and $13.1 million for the years ended December 31, 2016, 2015 and 2014, respectively. The benefit costs associated with the RSP are recorded as salaries and benefits expense in the consolidated and combined statements of income for all periods

Deferred Compensation Plans

Certain of the Company’s employees participate in CHS’ unfunded deferred compensation plans that allow participants to defer receipt of a portion of their compensation. The election period for those employees continued under the CHS plan through December 31, 2016. In 2017, the corresponding plan assets and liabilities will be transferred to a new plan established by QHC, pursuant to the Employee Matters Agreement, as described below. The estimated liability under these plans at December 31, 2016 was approximately $23 million.

On August 18, 2016, the Compensation Committee of the Board adopted the Executive Nonqualified Excess Plan Adoption Agreement (the “Adoption Agreement”) and the Executive Nonqualified Excess Plan Document (the “Plan Document”), that together, the Adoption Agreement names as the QHCCS, LLC Nonqualified Deferred Compensation Plan (the “NQDCP”). The NQDCP is an unfunded, nonqualified deferred compensation plan that provides deferred compensation benefits for a select group of management, highly compensated employees and independent contractors of the Company’s wholly-owned subsidiary, QHCCS, LLC, a Delaware limited liability company (“QHCCS”), including the Company’s named executive officers. The NQDCP permits participants to defer a portion of their annual base salary, service bonus and performance-based compensation, as well as up to 100% of their incentive compensation in any calendar year. In addition to participant deferrals, QHCCS and/or its affiliates may make discretionary credits to participants’ accounts for any year. The estimated liability under this plan at December 31, 2016 was approximately $0.1 million.

Supplemental Executive Retirement Plans

On April 1, 2016, the Board adopted the Quorum Health Corporation Supplemental Executive Retirement Plan (the “Original SERP Plan”). Pursuant to the EMA between the Company and CHS, the Company assumed all liabilities for all obligations under the Original SERP Plan for the benefits of QHC employees, as defined in the EMA, except that no additional benefits were to accrue under the Original SERP Plan following the Spin-off. The accrued benefit liability for the Original SERP Plan that was transferred to the Company in connection with the Spin-off was $6.0 million. There were no assets transferred to the Company related to the Original SERP Plan in connection with the Spin-off.

On May 24, 2016, the Board, upon recommendation of the Compensation Committee, approved the Company’s Amended and Restated Supplemental Executive Retirement Plan (the “Amended and Restated

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

SERP”), in order to accrue additional benefits with respect to QHC employees who otherwise qualify as “Participants” under the Amended and Restated SERP. The Amended and Restated SERP is a noncontributory non-qualified deferred compensation plan under Section 409A of the Internal Revenue Code. The Company uses a December 31 measurement date for the benefit obligations and a January 1 measurement date for the net periodic benefit costs of the Amended and Restated SERP. The benefit obligations under this plan were unfunded as of December 31, 2016.

A summary of the components of net periodic benefit costs follows (in thousands):

	Year Ended December 31,
	2016	2015	2014
Service cost	$1,270	$—	$—
Interest cost	237	—	—
Amortization:
Plan service cost (credit)	268	—	—
Net (gain) loss	12	—	—

Total net periodic benefit cost	$1,787	$—	$—

A summary of the weighted-average assumptions used by the Company to determine net periodic benefit costs follows:

	Year Ended December 31,
	2016	2015	2014
Discount rate	3.2%	—%	—%
Rate of compensation increase	3.0%	—%	—%

A summary of changes recognized in other comprehensive income (loss) follows (in thousands):

	December 31,
	2016	2015
Prior service cost (credit)	$2,949	$—
Net loss (gain) arising during period	14	—
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service (cost) credit	(264)	—
Amortization or settlement recognition of net gain (loss)	(3)	—

Total recognized in other comprehensive loss (income)	$2,696	$—

The estimated prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ended December 31, 2017 is $0.4 million. The estimated actuarial loss that will be amortized or recognized from accumulated other comprehensive income into net periodic benefit cost is minimal.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

A summary of changes in the benefit obligation follows (in thousands):

	December 31,
	2016	2015
Change in benefit obligation
Benefit obligation transferred in the Spin-off	$5,964	$—
Service cost	1,270	—
Interest cost	190	—
Plan amendments	2,921	—
Actuarial (gain) loss	(911)	—

Benefit obligation at end of year	$9,434	$—

As of December 31, 2016, the current and long-term portions of the benefit liability were $2.3 million and $7.1 million, respectively. The current portion is included in accrued salaries and benefits and the long-term portion is included in other long-term liabilities in the consolidated and combined balance sheet. The accumulated benefit obligation at December 31, 2016 was $7.0 million.

A summary of the weighted-average assumptions used by the Company to determine its benefit obligation follows:

	December 31,
	2016	2015
Discount rate	3.6%	—%
Rate of compensation increase	2.0%	—%

A summary of expected future benefit payments for the next five years and the five years thereafter follows (in thousands):

2017	$2,275
2018	—
2019	—
2020	—
2021	1,288
Five years thereafter	10,780

Total	$14,343

The expected payment for the year ended December 31, 2017 is related to an executive who retired in December 2016.

Director’s Fees Deferral Plan

On September 16, 2016, the Board adopted the Quorum Health Corporation Director’s Fees Deferral Plan (the “Director’s Plan”). The Director’s Plan is effective beginning January 1, 2017. Pursuant to the Director’s Plan, members of the Board may elect to defer and accumulate fees, including retainer fees and fees for attendance at Board meetings and Board committees. A director may elect that all or any specified portion of the director’s fees to be earned during a calendar year be credited to a director’s cash account and/or a director’s stock unit account maintained on the individual director’s behalf in lieu of payment. Payment of amounts

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

credited to a director’s cash account and stock unit account will be made upon a payment commencement event, as defined in the Director’s Plan, in accordance with the payment method elected by the individual director, either in lump sum or in a number of annual installments, not to exceed 15 installments. The Director’s Plan extends to directors of the Board not employed by the Company or any of its subsidiaries. Pursuant to the Director’s Plan, the Company registered and made available for issuance under the Director’s Plan a maximum of 150,000 shares of QHC common stock.

Defined Benefit Pension Plan

QHC provides benefits to employees at one of its hospitals through a defined benefit plan (the “Pension Plan”). The Pension Plan provides benefits to covered individuals satisfying certain age and service requirements. Employer contributions to the Pension Plan are in accordance with the minimum funding requirements of ERISA, as amended. The Company expects to make contributions to the Pension Plan for the full year 2017 of $0.5 million. The Company uses a December 31 measurement date for the benefit obligations and a January 1 measurement date for the net periodic benefit costs of the Pension Plan. Variances from actuarially assumed rates will result in increases or decreases in benefit obligations, net periodic benefit cost and funding requirements in future periods. The weighted-average assumptions used for determining the net periodic benefit costs for the year ended December 31, 2016 were a discount rate of 3.75%, an annual salary increase of 3.0% and an expected long-term rate of return on assets of 7.0%. Benefits expense related to the Pension Plan was $0.3 million for each of the years ended December 31, 2016, 2015 and 2014. QHC recognizes the unfunded liability of the Pension Plan in other long-term liabilities in the consolidated and combined balance sheets. Unrecognized gains (losses) and prior service credits (costs) are recorded as other comprehensive income (loss). The accrued benefit liability for the Pension Plan was $1.1 million at December 31, 2016.

NOTE 18—RELATED PARTY TRANSACTIONS

CHS was a related party to QHC prior to the Spin-off. The significant transactions and balances with CHS prior to the Spin-off and the agreements between QHC and CHS as of and subsequent to the Spin-off are described below.

Carve-Out from Parent

Prior to the Spin-off, QHC did not operate as a separate company and stand-alone financial statements were not prepared. Historically, QHC was managed and operated in the normal course of business with all other hospitals and affiliates of CHS. Accordingly, for the purposes of the carve-out financial statements related to the Spin-off, a combined opening balance sheet for the QHC hospitals and QHR was established. The combined opening balance sheet included the assets and liabilities of QHC hospitals and QHR, as reported by CHS, and a net liability to CHS, referred to as Due to Parent, net, for the net investment held by CHS related to its contribution of these net assets. The operating results of the QHC hospitals and QHR prior to the Spin-off were derived from the CHS operating results for these entities. In addition, certain corporate overhead costs were allocated to QHC from CHS during the carve-out period for the purpose of estimating QHC’s share of these expenses.

Allocated Costs from CHS during the Carve-Out Period

CHS allocated costs to QHC during the carve-out period for a portion of its corporate overhead costs and any other costs related to QHC hospitals and QHR that were paid by CHS or covered by an agreement, policy or contract owned by CHS.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

A summary of allocated costs to QHC from CHS follows (in thousands):

	Year Ended December 31,
	2016	2015	2014
Insurance costs	$44,246	$134,290	$121,202
Management fees from Parent	11,792	36,466	36,902
All other allocated costs	25,021	72,262	69,867

Total related party operating costs and expenses	$81,059	$243,018	$227,971

The allocation of insurance costs from CHS primarily included costs for self-insurance estimates and third-party policies related to employee health, professional and general liability and workers’ compensation coverage. Insurance costs were primarily allocated to QHC based on claims history of the QHC hospitals, as determined on an individual hospital level. Corporate management fees were allocated to QHC for certain corporate functions of CHS, including services such as, among others, executive and divisional management, treasury, accounting, risk management, legal, procurement, human resources, information technology support and other administrative support services. These corporate overhead costs were allocated to QHC using a ratio based on the number of licensed beds at each QHC hospital in proportion to CHS’ total licensed beds. This methodology is comparable to how CHS allocates corporate overhead costs to all of its hospitals through a management fee charge that eliminates in consolidation. All other allocated costs included any other costs allocated to QHC hospitals or QHR and that were not part of management fees. These costs were allocated to QHC using ratios based on revenues, expenses or licensed beds. If possible, allocations were made on a specific identification basis.

Following the Spin-off, the Company began performing corporate functions using internal resources or purchased services, certain of which are being provided by CHS pursuant to the transition services agreements and other ancillary agreements. See the section “Agreements with CHS Related to the Spin-off” below.

Due to Parent, Net

Prior to the Spin-off, Due to Parent, net, in the consolidated and combined balance sheets represented the Company’s cumulative liability to CHS for the net assets of QHC hospitals and QHR, as well as an allocation of costs for corporate functions. See Note 1—Description of the Business and Spin-off and the Due to Parent, net accounting policy in Note 2—Basis of Presentation and Significant Accounting Policies for additional information on the types of transactions settled through Due to Parent, net during the carve-out period and the transactions that occurred to settle the liability in connection with the Spin-off.

During the carve-out period, QHC was charged interest on a monthly basis by CHS on the amount of Due to Parent, net, outstanding at the end of each month. Interest rates were variable and ranged from 4% to 7% during the carve-out period. Interest expense incurred on Due to Parent, net was recorded as an increase in the Due to Parent, net, liability and was deemed settled each month. The total amount of related party interest expense arising from the liability with CHS was $35.8 million, $98.0 million and $93.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Agreements with CHS Related to the Spin-off

In connection with the Spin-off and effective as of the Spin-off date, April 29, 2016, the Company entered into certain agreements with CHS that allocated between the Company and CHS the various assets, employees, liabilities and obligations (including investments, property, employee benefits and tax-related assets and liabilities) that were previously part of CHS. In addition, these agreements govern certain relationships between, and activities of, the Company and CHS for a definitive period of time after the Spin-off, as specified by each individual agreement.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

The agreements were as follows:

•	Separation and Distribution Agreement. This agreement governed the principal actions of both the Company and CHS that needed to be taken to effect the Spin-off. It also sets forth other agreements that govern certain aspects of the Company’s relationship with CHS following the Spin-off.

•	Tax Matters Agreement. This agreement governs respective rights, responsibilities and obligations of the Company and CHS after the Spin-off with respect to deferred tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state and local income taxes, other tax matters and related tax returns.

•	Employee Matters Agreement. This agreement governs certain compensation and employee benefit obligations with respect to the employees and non-employee directors of the Company and CHS. It also allocated liabilities and responsibilities relating to employment matters, employee compensation, employee benefit plans and other related matters as of the Spin-off date.

In addition to the agreements referenced above, the Company entered into certain transition services agreements and other ancillary agreements with CHS defining agreed upon services, as specified by each agreement, to be provided by CHS to certain or all QHC hospitals commencing on the Spin-off date. The agreements generally have terms of five years.

A summary of the major provisions of the transition services agreements follows:

•	Shared Services Centers Transition Services Agreement. This agreement defines services to be provided by CHS related to billing and collections utilizing CHS shared services centers. Services include, but are not limited to, billing and receivables management, statement processing, denials management, cash posting, patient customer service, and credit balance and other account research. In addition, it provides for patient pre-arrival services, including pre-registration, insurance verification, scheduling and charge estimates. Fees are based on a percentage of cash collections each month.

•	Computer and Data Processing Transition Services Agreement. This agreement defines services to be provided by CHS for information technology infrastructure, support and maintenance. Services include, but are not limited to, operational support for various applications, oversight, maintenance and information technology support services, such as helpdesk, product support, network monitoring, data center operations, service ticket management and vendor relations. Fees are based on both a fixed charge for labor costs, as well as direct charges for all third-party vendor contracts entered into by CHS on QHC’s behalf.

•	Receivables Collection Agreement (“PASI”). This agreement defines services to be provided by CHS’ wholly-owned subsidiary, PASI, which currently serves as a third-party collection agency to us related to accounts receivable collections of both active and bad debt accounts of QHC hospitals, including both receivables that existed as of the Spin-off date and those that have occurred during the operating period since the Spin-off date. Services include, but are not limited to, self-pay collections, insurance follow-up, collection letters and calls, payment arrangements, payment posting, dispute resolution and credit balance research. Fees are based on the type of service and are calculated based on a percentage of recoveries.

•	Billing and Collection Agreement (“PPSI”). This agreement defines services to be provided by CHS related to collections of accounts receivable generated from outpatient healthcare services. Services include, but are not limited to, self-pay collections, insurance follow-up, collection letters and calls, payment arrangements, payment posting, dispute resolution and credit balance research. Fees are based on the type of service and are calculated based on a percentage of recoveries.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

•	Employee Service Center Agreement. This agreement defines services to be provided by CHS related to payroll processing and human resources information systems (“HRIS”) support. Fees are based on a fixed charge per employee headcount per month.

•	Eligibility Screening Services Agreement. This agreement defines services to be provided by CHS for financial and program criteria screening related to Medicaid or other program eligibility for pure self-pay patients. Fees are based on a fixed charge for each hospital receiving services.

The total amount of expenses incurred by the Company under transition services agreements with CHS following the Spin-off combined with the allocations from CHS for these same services prior to the Spin-off were $66.4 million for the year ended December 31, 2016. Allocations from CHS for these services were $60.2 million and $40.5 million for the years ended December 31, 2015 and 2014, respectively.

NOTE 19—COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is a party to various legal, regulatory and governmental proceedings incidental to its business. Based on current knowledge, management does not believe that loss contingencies arising from pending legal, regulatory and governmental proceedings, including the matters described herein, will have a material adverse effect on the operating results, financial position or liquidity of the Company. However, in light of the inherent uncertainties involved in these matters, some of which are beyond the Company’s control, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could occur.

In connection with the Spin-off, CHS agreed to indemnify QHC for certain liabilities relating to outcomes or events occurring prior to the closing of the Spin-off, including (i) certain claims and proceedings known to be outstanding on or prior to the closing date of the Spin-off and (ii) certain claims, proceedings and investigations by governmental authorities or private plaintiffs related to activities occurring at or related to the Company’s healthcare facilities prior to the closing date of the Spin-off, but only to the extent, in the case of clause (ii), that such claims are covered by insurance policies maintained by CHS, including professional and general liability and workers’ compensation liability. In this regard, CHS will continue to be responsible for certain Health Management Associates, Inc. legal matters covered by its contingent value rights agreement that relate to the portion of CHS’ business now held by QHC. Notwithstanding the foregoing, CHS is not indemnifying QHC in respect of any claims or proceedings arising out of, or related to, the business operations of QHR at any time or its compliance with the Corporate Integrity Agreement (“CIA”) with the United States Department of Health and Human Services Office of the Inspector General (“OIG”). Subsequent to the Spin-off, the OIG entered into an “Assumption of CIA Liability Letter” with the Company reiterating the applicability of the CIA to certain of the Company’s hospitals, although the OIG declined to enter into a separate agreement with the Company.

With respect to all legal, regulatory and governmental proceedings, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome with respect to any such matter is probable and the amount of the loss can be reasonably estimated, the Company records an accrual for the estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome with respect to material matters is reasonably possible and the Company is able to determine an estimate of the possible loss or a range of loss, whether in excess of a related accrued liability or where there is no accrued liability, the Company discloses the estimate of the possible loss or range of loss. However, the Company is unable to estimate a possible loss or range of loss in some instances based on the significant uncertainties involved in, or the preliminary nature of, certain legal, regulatory and governmental matters.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Government Investigations

For the legal matters below, the Company cannot at this time assess what the outcome may be and is further unable to determine any estimate of loss or range of loss. The matters below are at a preliminary stage. Because of this and other factors, there are not sufficient facts available to make these assessments.

•	Tooele, Utah—Physician Compensation. On May 5, 2016, the Company’s hospital in Tooele, Utah received a Civil Investigative Demand (“CID”) from the Office of the United States Attorney in Salt Lake City, Utah concerning allegations that the hospital and clinic corporation submitted or caused to be submitted false claims to the government for services referred by physicians with whom the hospital and clinic had inappropriate financial relationships, which allegedly violated federal law. The CID requested records and documentation concerning physician compensation. The Company is fully cooperating with this investigation.

•	Blue Island, Illinois—Patient Status. On October 9, 2015, the Company’s hospital in Blue Island, Illinois received a CID from the Office of the United States Attorney in Chicago, Illinois concerning allegations of upcoding observation and other outpatient services and improperly falsifying inpatient admission orders. The CID requested medical records and documentation concerning status change from observation to inpatient. The Company is fully cooperating with this investigation.

Commercial Litigation and Other Lawsuits

•	Aparna Rao, Individually and On Behalf of All Others Similarly Situated v. Quorum Health Corporation, Thomas D. Miller and Michael J. Culotta. On September 9, 2016, a shareholder filed a purported class action in the United States District Court for the Middle District of Tennessee against the Company and certain of its officers. The amended complaint purports to be brought on behalf of a class consisting of all persons (other than defendants) who purchased or otherwise acquired securities of the Company between May 2, 2016 and August 10, 2016 and alleges that the Company and certain of its officers violated federal securities laws, including Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, by making alleged false and/or misleading statements and failing to disclose certain information regarding aspects of the Company’s business, operations and compliance policies. The Company is unable to predict the outcome of this matter. However, it is reasonably possible that the Company may incur a loss in connection with this matter. The Company is unable to reasonably estimate the amount or range of such reasonably possible loss. Under some circumstances, any losses incurred in connection with adverse outcomes in this matter could be material.

•	Quorum Health Resources, LLC v. Hancock Medical Center. The matter relates to an arbitration claim and counterclaim for breach of contract and negligence arising out of a Management Services Agreement between QHR and the hospital. Arbitration in this case began on April 11, 2016 and concluded on April 22, 2016. On July 28, 2016, the arbitrator returned an Interim Award of $9.4 million in favor of Hancock Medical Center on various claims at issue in the arbitration. Both parties filed a motion for reconsideration of the Interim Award. On January 15, 2017, the arbitrator returned a final award of $12.6 million. The award is subject to a self-insured retention and excess insurance arrangements limiting the Company’s liability to $5.0 million. As of December 31, 2016, the Company had a liability of $12.6 million and an insurance receivable of $8.9 million related to this matter. The award was paid in full on February 15, 2017.

•

United Tort Claimants v. Quorum Health Resources, LLC (U.S. Bankruptcy Court for the District of New Mexico); Douthitt-Dugger, et al. v. Quorum Health Resources, LLC (Bernalillo County, New Mexico District Court). Plaintiffs in these cases underwent surgical procedures at Gerald Champion

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Regional Medical Center in New Mexico that they contend were experimental and performed by an unqualified doctor. Their lawsuits, originally filed on June 11, 2010, against the doctors, QHR and the hospital are pending in state court and in federal bankruptcy court in New Mexico. Subject to an adverse result in the insurance coverage litigation referenced below, in 2012, QHR resolved plaintiffs’ claims for QHR’s liability exceeding insurance limits, and for liability not covered by insurance, for $5.1 million. Litigation of plaintiffs’ claims against QHR has continued, and the trial of the claims of most of the plaintiffs is proceeding in phases in a bankruptcy court bench trial. During the liability phase, in December 23, 2016, the federal bankruptcy court in New Mexico ruled that QHR was 16.5% at fault for plaintiffs’ injuries. The final phase, to determine plaintiffs’ damages and QHR offsets, is likely to be tried later in 2017. The New Mexico state court has set March 8, 2018 as the trial date for plaintiffs’ claims against QHR. QHR is vigorously defending the actions.

QHR’s insurer Lexington Insurance Company is providing a defense in these cases, subject to a reservation of rights. Lexington has sued QHR in Williamson County, Tennessee seeking a declaration that plaintiffs’ claims and the cost of defending QHR are not covered by Lexington. (Lexington Insurance Company v. Quorum Health Resources, LLC, et al. (Williamson County, Tennessee Chancery Court)) No trial date has been set for Lexington’s claim against QHR to nullify insurance coverage, which QHR also is vigorously defending.

Insurance Reserves

As part of the business of owning and operating hospitals, the Company is subject to potential professional and general liability and workers’ compensation liability claims or other legal actions alleging liability on its part. The Company is also subject to similar liabilities related to its QHR business.

Prior to the Spin-off, CHS provided professional and general liability insurance and workers’ compensation insurance to QHC and indemnified QHC from losses under these insurance arrangements related to its hospital operations business. The liabilities for claims related to QHC’s hospital operations business were determined based on an actuarial study of QHC’s operations and historical claims experience at its hospitals. Corresponding receivables from CHS were established to reflect the indemnification by CHS for each of these liabilities for claims that related to events and circumstances that occurred prior to the Spin-off date.

After the Spin-off, QHC entered its own professional and general liability insurance and workers’ compensation insurance arrangements to mitigate the risk for claims exceeding its self-insured retention levels. The Company maintains a self-insured retention level for professional and general liability claims of $5 million per claim and maintains a $0.5 million per claim, high deductible program for workers’ compensation. Due to the differing nature of its business, the Company maintains separate insurance arrangements related to its subsidiary, QHR. The self-insured retention level for QHR is $6 million for professional and general liability insurance.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

The following table provides a summary of the Company’s insurance reserves related to professional and general liability and workers’ compensation liability, distinguished between those indemnified by CHS and those related to the Company’s own risks (in thousands):

	December 31, 2016
	Current	Long-Term	Current	Long-Term
	Receivable	Receivable	Liability	Liability
Professional and general liability:
Insurance reserves indemnified by CHS, Inc.	$17,580	$59,652	$17,580	$59,652
All other self-insurance reserves	—	—	230	14,542

Total insurance reserves for professional and general liability	17,580	59,652	17,810	74,194

Workers’ compensation liability:
Insurance reserves indemnified by CHS, Inc.	4,863	15,958	4,863	15,958
All other self-insurance reserves	—	—	1,736	1,458

Total insurance reserves for workers’ compensation liability	4,863	15,958	6,599	17,416

Total self-insurance reserves	$22,443	$75,610	$24,409	$91,610

	December 31, 2015
	Current	Long-Term	Current	Long-Term
	Receivable	Receivable	Liability	Liability
Professional and general liability:
Insurance reserves indemnified by CHS, Inc.	$21,120	$72,412	$21,120	$72,412
All other self-insurance reserves	—	4,077	—	5,011

Total insurance reserves for professional and general liability	21,120	76,489	21,120	77,423

Workers’ compensation liability:
Insurance reserves indemnified by CHS, Inc.	8,314	20,507	8,314	20,507
All other self-insurance reserves	—	—	—	—

Total insurance reserves for workers’ compensation liability	8,314	20,507	8,314	20,507

Total self-insurance reserves	$29,434	$96,996	$29,434	$97,930

For the year ended December 31, 2016, the net present value of the projected payments for professional and general liability claims related to the Company’s self-insurance risks was discounted using a weighted-average risk-free rate of 2.0%. The Company’s estimated liability for these claims was $14.7 million as of December 31, 2016. The estimated undiscounted claims liability was $16.4 million as of December 31, 2016. For the years ended December 31, 2016 and 2015, the net present value of the projected payments for professional and general liability claims indemnified by CHS was discounted using a weighted-average risk-free rate of 1.5% and 0.8%, respectively. The estimated undiscounted liability for these claims was $86.6 and $102.0 million as of December 31, 2016 and 2015, respectively.

For the year ended December 31, 2016, the net present value of the projected payments for workers’ compensation liability claims related to the Company’s self-insurance risks was discounted using a weighted-average risk-free rate of 2.0%. The Company’s estimated liability for these claims was $3.2 million as of

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016. The estimated undiscounted liability for these claims was $3.5 million as of December 31, 2016.

Physician Recruiting Commitments

As part of its physician recruitment strategy, the Company provides income guarantee agreements to certain physicians who agree to relocate to its communities and commit to remain in practice there. Under such agreements, the Company is required to make payments to a physician in excess of the amount earned as income to the physician in his or her practice, up to the amount of the income guarantee. The income guarantee period over which the Company agrees to subsidize a physician’s income is typically one year and the commitment period over which the physician agrees to practice in the designated community is typically three years. Under the terms of the agreements, such payments are recoverable by the Company from physicians who do not fulfill their commitment periods. As of December 31, 2016 and 2015, the Company had physician guarantee contract liabilities of $1.6 million and $2.7 million, respectively, which were included in other current liabilities on the consolidated and combined balance sheets. At December 31, 2016, the maximum potential amount of future payments under these guarantees in excess of the liabilities recorded was $2.1 million.

Construction and Capital Commitments

McKenzie—Willamette Medical Center Project. The Company is building a new patient tower and expanding surgical capacity at McKenzie—Willamette Medical Center, its hospital in Springfield, Oregon. As of December 31, 2016, the Company had incurred a total of $48.9 million of costs for this project, of which $38.5 million was recorded during the year ended December 31, 2016. The total estimated cost of this project, including equipment costs, is estimated to be approximately $105 million. The estimate has increased from the Company’s previously reported estimate of $88 million due to the expansion of the project to include increasing emergency room capacity and adding additional operating rooms. The project is expected to be completed in late 2017 or early 2018.

Helena Regional Medical Center Master Lease. Pursuant to the lease agreement at the Company’s hospital in Helena, Arkansas, the Company has committed to make capital expenditures and improvements at this hospital averaging a specified percentage of the hospital’s annual net revenues. The Company estimates that it will make capital expenditures of approximately $1 million for each year of the remaining lease term, which extends through January 1, 2025.

Other Renovation Projects. The Company has committed to certain other renovation projects at three of its hospitals that are expected to begin and be completed in 2017. The total of the estimated cost for these projects is approximately $11 million.

Commitments Related to the Spin-off

On April 29, 2016, the Company entered into certain agreements with CHS that allocated between QHC and CHS the various assets, employees, liabilities and obligations (including investments, property, employee benefits and tax-related assets and liabilities) that comprise the separate companies and governed or govern certain relationships between, and activities of, QHC and CHS for a period of time after the Spin-off. In addition to these agreements, the Company entered into certain transition services agreements and other ancillary agreements with CHS defining agreed upon services to be provided by CHS to certain or all QHC hospitals, as determined by each agreement, to begin immediately following the Spin-off date. The agreements each have terms of five years. See Note 18—Related Party Transactions for additional information on the Company’s agreements with CHS.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 20—SUBSEQUENT EVENTS

On April 11, 2017, the Company executed an agreement with its lenders pursuant to its Senior Credit Facility to amend the calculation of the Secured Net Leverage Ratio beginning January 1, 2017 to December 31, 2018, among other provisions. See Note 7—Long-term Debt for additional information on the Company’s Senior Credit Facility and the terms of the CS Amendment.

On March 31, 2017, the Company sold 60-bed Cherokee Medical Center and its affiliated outpatient facilities, located in Centre, Alabama, for $4.3 million. For the years ended December 31, 2016, 2015 and 2014, the Company’s operating results included pre-tax losses of $5.0 million, $5.3 million and $4.2 million related to Cherokee. In addition to the above, the Company recorded $3.9 million and $2.0 of impairment to property, equipment and capitalized software costs of Cherokee during the years ended December 31, 2016 and 2015, respectively. The Company does not expect the loss on sale of this hospital will be material, after consideration of the impairment charges recorded in 2016.

On March 30, 2017, the Company announced that it has a definitive agreement to sell 231-bed Trinity Hospital of Augusta and its affiliated outpatient facilities (“Trinity”), located in Augusta, Georgia. The Company is currently anticipating completing the sale of this hospital in the second quarter of 2017.

On January 4, 2017, the Company used the proceeds from the sale of Barrow to pay down $6.6 million of principal on the Term Loan Facility. On April 6, 2017, the Company utilized the proceeds from the sale of Cherokee to pay down $4.3 million of additional principal on the Term Loan Facility. As a result of these redemption payments, which are in addition to the $7.2 million pay down from the proceeds of the Sandhills divestiture which occurred in December 2016, the Company’s next required principal payment on the Term Loan Facility is due in December 2018.

NOTE 21—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides a summary of the Company’s quarterly operating results for the years ended December 31, 2016 and 2015 (in thousands):

	2016 Quarters
	1st	2nd	3rd	4th
Net operating revenues	$549,551	$529,737	$543,939	$515,240

Net income (loss)	$(4,687)	$(243,966)	$(6,452)	$(90,092)
Less: Net income (loss) attributable to noncontrolling interests	315	1,095	507	574

Net income (loss) attributable to Quorum Health Corporation	$(5,002)	$(245,061)	$(6,959)	$(90,666)

Earnings (loss) per share attributable to Quorum Health Corporation stockholders:
Basic and diluted	$(0.18)	$(8.63)	$(0.24)	$(3.19)

Weighted-average common shares outstanding:
Basic and diluted	28,412,054	28,412,720	28,413,532	28,416,801

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

	2015 Quarters
	1st	2nd	3rd	4th
Net operating revenues	$547,617	$538,352	$543,143	$558,226

Net income (loss)	$5,824	$2,205	$(4,075)	$781
Less: Net income (loss) attributable to noncontrolling interests	(375)	775	1,638	1,360

Net income (loss) attributable to Quorum Health Corporation	$6,199	$1,430	$(5,713)	$(579)

Earnings (loss) per share attributable to Quorum Health Corporation stockholders:
Basic and diluted	$0.22	$0.05	$(0.20)	$(0.02)

Weighted-average common shares outstanding:
Basic and diluted	28,412,054	28,412,054	28,412,054	28,412,054

Net income (loss) for the second and fourth quarters in the year ended December 31, 2016 included the impact of impairment recorded for long-lived assets and goodwill. See Note 3—Impairment of Long-lived Assets and Goodwill.

Net income (loss) for the fourth quarter of 2016 additionally includes the impact of the change in estimate for collectability of patient accounts receivable. See Note 2—Basis of Presentation and Significant Accounting Policies—Revenues and Accounts Receivable.

NOTE 22—GUARANTOR AND NON-GUARANTOR SUPPLEMENTAL INFORMATION

The Senior Notes are senior unsecured obligations of the Company guaranteed on a senior basis by certain of its existing and subsequently acquired or organized 100% owned domestic subsidiaries (the “Guarantors”). The Senior Notes are fully and unconditionally guaranteed on a joint and several basis, with exceptions considered customary for such guarantees, limited to the release of the guarantee when a subsidiary guarantor’s capital stock is sold, or when a sale of all of the subsidiary guarantor’s assets used in operations occurs.

The condensed consolidating and combining financial information for the parent issuer, Guarantors, subsidiary non-guarantors, certain eliminations and the Company is presented below for the years ended December 31, 2016, 2015 and 2014 and as of December 31, 2016 and 2015.

These condensed consolidating and combining financial statements have been prepared and presented in accordance with SEC Regulation S-X Rule 3-10 “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.”

The accounting policies used in the preparation of this financial information are consistent with those elsewhere in these consolidated and combined financial statements of the Company, except as noted below:

•	Intercompany receivables and payables are presented gross in the supplemental condensed consolidating and combining balance sheets.

•	Due to Parent and Due from Parent are presented gross in the supplemental condensed consolidating and combining balance sheets.

•	Investments in consolidated subsidiaries, as well as guarantor subsidiaries’ investments in non-guarantor subsidiaries, are presented under the equity method of accounting with the related

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

investments presented within the line items net investment in subsidiaries and other long-term liabilities in the supplemental condensed consolidating and combining balance sheets.

•	Income tax expense is allocated from the parent issuer to the income producing operations (other guarantors and non-guarantors) through stockholders’ equity. As this approach represents an allocation, the income tax expense allocation is considered non-cash for statement of cash flow purposes.

Following the Spin-off, the Company’s intercompany activity consists primarily of daily cash transfers, the allocation of certain expenses and expenditures paid by the parent issuer on behalf of its subsidiaries, and the push down of investment in its subsidiaries. The parent issuer’s investment in its subsidiaries reflects the activity of the period beginning April 29, 2016 through December 31, 2016.

Prior to the Spin-off, the Company’s intercompany activity consists primarily of cash transfers and the allocation of certain expenses among the various subsidiaries, as well as the pushdown of the Guarantors’ investment in the subsidiary non-guarantors. Due to and due from Parent activity consist of the allocation of certain expenses and expenditures paid by CHS on behalf of QHC entities.

The Company’s subsidiaries generally do not purchase services from one another; thus, the intercompany and due to and due from parent activity do not represent revenue generating transactions. Intercompany transactions eliminate in consolidation.

The parent issuer’s investment in its subsidiaries reflects the activity for the period following the Spin-off, beginning April 29, 2016 through December 31, 2016. Likewise, the parent issuer’s equity in earnings of unconsolidated affiliates represents the Company’s earnings for the same post-spin period.

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Statements of Income (Loss)

Year Ended December 31, 2016

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Operating revenues, net of contractual allowances and discounts	$—	$1,811,586	$607,467	$—	$2,419,053
Provision for bad debts	—	211,921	68,665	—	280,586

Net operating revenues	—	1,599,665	538,802	—	2,138,467

Operating costs and expenses:
Salaries and benefits	—	715,925	341,194	—	1,057,119
Supplies	—	180,098	78,541	—	258,639
Other operating expenses	—	505,778	140,024	—	645,802
Depreciation and amortization	—	97,318	19,970	—	117,288
Rent	—	27,741	22,142	—	49,883
Electronic health records incentives earned	—	(8,948)	(2,534)	—	(11,482)
Legal, professional and settlement costs	—	7,342	—	—	7,342
Impairment of long-lived assets and goodwill	—	242,685	49,185	—	291,870
Loss on sale of hospitals, net	—	—	2,150	—	2,150
Transaction costs related to the Spin-off	—	4,105	1,383	—	5,488

Total operating costs and expenses	—	1,772,044	652,055	—	2,424,099

Income (loss) from operations	—	(172,379)	(113,253)	—	(285,632)
Interest expense, net	78,266	32,541	2,633	—	113,440
Equity in loss (earnings) of affiliates	258,078	58,605	—	(316,683)	—

Income (loss) before income taxes	(336,344)	(263,525)	(115,886)	316,683	(399,072)
Provision for (benefit from) income taxes	(2,318)	(35,576)	(15,981)	—	(53,875)

Net income (loss)	(334,026)	(227,949)	(99,905)	316,683	(345,197)
Less: Net income attributable to noncontrolling interests	—	—	2,491	—	2,491

Net income (loss) attributable to Quorum Health Corporation	$(334,026)	$(227,949)	$(102,396)	$316,683	$(347,688)

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Statements of Income (Loss)

Year Ended December 31, 2015

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Operating revenues, net of contractual allowances and discounts	$—	$1,833,226	$612,632	$—	$2,445,858
Provision for bad debts	—	204,968	53,552	—	258,520

Net operating revenues	—	1,628,258	559,080	—	2,187,338

Operating costs and expenses:
Salaries and benefits	—	687,596	329,100	—	1,016,696
Supplies	—	177,421	72,371	—	249,792
Other operating expenses	—	507,514	126,719	—	634,233
Depreciation and amortization	—	105,320	22,681	—	128,001
Rent	—	27,871	20,858	—	48,729
Electronic health records incentives earned	—	(21,001)	(4,778)	—	(25,779)
Impairment of long-lived assets	—	13,000	—	—	13,000
Transaction costs related to the Spin-off	—	12,161	4,176	—	16,337

Total operating costs and expenses	—	1,509,882	571,127	—	2,081,009

Income (loss) from operations	—	118,376	(12,047)	—	106,329
Interest expense, net	—	86,363	11,927	—	98,290
Equity in loss (earnings) of affiliates	—	(16,857)	—	16,857	—

Income (loss) before income taxes	—	48,870	(23,974)	(16,857)	8,039
Provision for (benefit from) income taxes	—	16,904	(13,600)	—	3,304

Net income (loss)	—	31,966	(10,374)	(16,857)	4,735
Less: Net income (loss) attributable to noncontrolling interests	—	(621)	4,019	—	3,398

Net income (loss) attributable to Quorum Health Corporation	$—	$32,587	$(14,393)	$(16,857)	$1,337

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Statements of Income (Loss)

Year Ended December 31, 2014

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Operating revenues, net of contractual allowances and discounts	$—	$1,834,588	$575,414	$—	$2,410,002
Provision for bad debts	—	209,705	54,797	—	264,502

Net operating revenues	—	1,624,883	520,617	—	2,145,500

Operating costs and expenses:
Salaries and benefits	—	694,901	317,717	—	1,012,618
Supplies	—	175,339	69,251	—	244,590
Other operating expenses	—	492,638	127,170	—	619,808
Depreciation and amortization	—	101,908	25,685	—	127,593
Rent	—	28,322	19,997	—	48,319
Electronic health records incentives earned	—	(36,240)	(8,420)	—	(44,660)
Legal, professional and settlement costs	—	30,374	—	—	30,374
Impairment of long-lived assets	—	1,000	—	—	1,000

Total operating costs and expenses	—	1,488,242	551,400	—	2,039,642

Income (loss) from operations	—	136,641	(30,783)	—	105,858
Interest expense, net	—	82,970	9,956	—	92,926
Equity in loss (earnings) of affiliates	—	130	—	(130)	—

Income (loss) before income taxes	—	53,541	(40,739)	130	12,932
Provision for (benefit from) income taxes	—	21,815	(16,236)	—	5,579

Net income (loss)	—	31,726	(24,503)	130	7,353
Less: Net income (loss) attributable to noncontrolling interests	—	(2,325)	1,877	—	(448)

Net income (loss) attributable to Quorum Health Corporation	$—	$34,051	$(26,380)	$130	$7,801

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Statements of Comprehensive Income (Loss)

Year Ended December 31, 2016

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net income (loss)	$(334,026)	$(227,949)	$(99,905)	$316,683	$(345,197)
Amortization and recognition of unrecognized pension cost components, net of income taxes	(2,760)	(2,760)	—	2,760	(2,760)

Comprehensive income (loss)	(336,786)	(230,709)	(99,905)	319,443	(347,957)

Less: Comprehensive income attributable to noncontrolling interests	—	—	2,491	—	2,491

Comprehensive income (loss) attributable to Quorum Health Corporation	$(336,786)	$(230,709)	$(102,396)	$319,443	$(350,448)

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Statements of Comprehensive Income (Loss)

Year Ended December 31, 2015

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net income (loss)	$—	$31,966	$(10,374)	$(16,857)	$4,735
Amortization and recognition of unrecognized pension cost components, net of income taxes	—	—	—	—	—

Comprehensive income (loss)	—	31,966	(10,374)	(16,857)	4,735

Less: Comprehensive income (loss) attributable to noncontrolling interests	—	(621)	4,019	—	3,398

Comprehensive income (loss) attributable to Quorum Health Corporation	$—	$32,587	$(14,393)	$(16,857)	$1,337

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Statements of Comprehensive Income (Loss)

Year Ended December 31, 2014

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net income (loss)	$—	$31,726	$(24,503)	$130	$7,353
Amortization and recognition of unrecognized pension cost components, net of income taxes	—	—	—	—	—

Comprehensive income (loss)	—	31,726	(24,503)	130	7,353

Less: Comprehensive income (loss) attributable to noncontrolling interests	—	(2,325)	1,877	—	(448)

Comprehensive income (loss) attributable to Quorum Health Corporation	$—	$34,051	$(26,380)	$130	$7,801

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Balance Sheets

December 31, 2016

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$21,609	$3,498	$348	$—	$25,455
Patient accounts receivable, net of allowance for doubtful accounts	—	277,155	103,530	—	380,685
Inventories	—	46,318	11,806	—	58,124
Prepaid expenses	—	17,874	5,154	—	23,028
Due from third-party payors	—	109,793	6,442	—	116,235
Current assets of hospitals held for sale	—	1,502	—	—	1,502
Other current assets	—	41,673	16,269	—	57,942

Total current assets	21,609	497,813	143,549	—	662,971
Intercompany receivable	3	126,035	84,827	(210,865)	—
Property and equipment, net	—	624,457	109,443	—	733,900
Goodwill	—	252,433	164,400	—	416,833
Intangible assets, net	—	73,404	11,578	—	84,982
Long-term assets of hospitals held for sale	—	6,851	—	—	6,851
Other long-term assets	—	72,967	15,866	—	88,833
Net investment in subsidiaries	1,485,213	—	—	(1,485,213)	—

Total assets	$1,506,825	$1,653,960	$529,663	$(1,696,078)	$1,994,370

LIABILITIES AND EQUITY
Current liabilities:
Current maturities of long-term debt	$3,819	$1,560	$304	$—	$5,683
Accounts payable	158	147,521	22,005	—	169,684
Accrued liabilities:
Accrued salaries and benefits	—	69,896	28,907	—	98,803
Accrued interest	19,915	—	—	—	19,915
Due to third-party payors	—	40,595	1,942	—	42,537
Current liabilities of hospitals held for sale	—	492	—	—	492
Other current liabilities	—	46,002	7,266	—	53,268

Total current liabilities	23,892	306,066	60,424	—	390,382
Long-term debt	1,215,836	24,899	407	—	1,241,142
Intercompany payable	34,495	86,084	90,286	(210,865)	—
Due to Parent, net	—	—	—	—	—
Deferred income tax liabilities, net	31,474	—	—	—	31,474
Other long-term liabilities	—	144,950	22,651	(58,605)	108,996

Total liabilities	1,305,697	561,999	173,768	(269,470)	1,771,994

Redeemable noncontrolling interests	—	—	6,807	—	6,807

Equity:
Quorum Health Corporation stockholders’ equity:
Preferred stock	—	—	—	—	—
Common stock	3	—	—	—	3
Additional paid-in capital	537,911	1,333,347	412,705	(1,746,052)	537,911
Accumulated other comprehensive loss	(2,760)	(2,760)	—	2,760	(2,760)
Accumulated deficit	(334,026)	(238,626)	(78,058)	316,684	(334,026)

Total Quorum Health Corporation stockholders’ equity	201,128	1,091,961	334,647	(1,426,608)	201,128
Parent’s equity	—	—	—	—	—
Nonredeemable noncontrolling interests	—	—	14,441	—	14,441

Total equity	201,128	1,091,961	349,088	(1,426,608)	215,569

Total liabilities and equity	$1,506,825	$1,653,960	$529,663	$(1,696,078)	$1,994,370

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Balance Sheets

December 31, 2015

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$524	$582	$—	$1,106
Patient accounts receivable, net of allowance for doubtful accounts	—	276,003	114,887	—	390,890
Inventories	—	47,117	13,425	—	60,542
Prepaid expenses	—	12,209	3,821	—	16,030
Due from third-party payors	—	103,185	7,621	—	110,806
Other current assets	—	44,505	14,506	—	59,011

Total current assets	—	483,543	154,842	—	638,385
Intercompany receivable	—	1,300,893	148,847	(1,449,740)	—
Due from Parent	—	—	767,656	(767,656)	—
Property and equipment, net	—	749,610	130,639	—	880,249
Goodwill	—	376,875	164,829	—	541,704
Intangible assets, net	—	108,093	21,157	—	129,250
Other long-term assets	—	80,193	25,075	—	105,268
Net investment in subsidiaries	—	14,775	—	(14,775)	—

Total assets	$—	$3,113,982	$1,413,045	$(2,232,171)	$2,294,856

LIABILITIES AND EQUITY
Current liabilities:
Current maturities of long-term debt	$—	$7,572	$343	$—	$7,915
Accounts payable	—	116,495	21,988	—	138,483
Accrued liabilities:
Accrued salaries and benefits	—	57,697	24,923	—	82,620
Due to third-party payors	—	25,248	4,855	—	30,103
Other current liabilities	—	39,901	5,354	—	45,255

Total current liabilities	—	246,913	57,463	—	304,376
Long-term debt	—	14,820	680	—	15,500
Intercompany payable	—	148,851	1,300,889	(1,449,740)	—
Due to Parent	—	2,583,339	—	(782,431)	1,800,908
Deferred income tax liabilities, net	—	37,290	3,740	—	41,030
Other long-term liabilities	—	82,769	25,372	—	108,141

Total liabilities	—	3,113,982	1,388,144	(2,232,171)	2,269,955

Redeemable noncontrolling interests	—	—	8,958	—	8,958

Equity:
Parent’s equity	—	—	3,184	—	3,184
Nonredeemable noncontrolling interests	—	—	12,759	—	12,759

Total equity	—	—	15,943	—	15,943

Total liabilities and equity	$—	$3,113,982	$1,413,045	$(2,232,171)	$2,294,856

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Statement of Cash Flows

Year Ended December 31, 2016

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(66,266)	$173,382	$(26,030)	$—	$81,086

Cash flows from investing activities:
Capital expenditures for property and equipment	—	(73,327)	(6,593)	—	(79,920)
Capital expenditures for software	—	(3,854)	(3,415)	—	(7,269)
Acquisitions, net of cash acquired	—	(549)	(236)	—	(785)
Proceeds from the sale of hospitals	—	—	13,746	—	13,746
Proceeds from asset sales	—	1,498	(416)	—	1,082
Changes in intercompany balances with affiliates, net	—	(116,674)	—	116,674	—

Net cash provided by (used in) investing activities	—	(192,906)	3,086	116,674	(73,146)

Cash flows from financing activities:
Borrowings of long-term debt	1,255,464	740	77	—	1,256,281
Repayments of long-term debt	(11,581)	(3,025)	(616)	—	(15,222)
Increase in Due to Parent, net	—	24,796	—	—	24,796
Increase (decrease) in receivables facility, net	—	—	—	—	—
Payments of debt issuance costs	(29,146)	—	—	—	(29,146)
Cash paid to Parent related to the Spin-off	(1,217,336)	—	—	—	(1,217,336)
Cancellation of restricted stock awards for payroll tax withholdings on vested shares	—	(13)	—	—	(13)
Cash distributions to noncontrolling investors	—	—	(2,850)	—	(2,850)
Purchases of shares from noncontrolling investors	—	—	(101)	—	(101)
Changes in intercompany balances with affiliates, net	90,474	—	26,200	(116,674)	—

Net cash provided by (used in) financing activities	87,875	22,498	22,710	(116,674)	16,409

Net change in cash and cash equivalents	21,609	2,974	(234)	—	24,349
Cash and cash equivalents at beginning of period	—	524	582	—	1,106

Cash and cash equivalents at end of period	$21,609	$3,498	$348	$—	$25,455

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Statement of Cash Flows

Year Ended December 31, 2015

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$87,313	$(44,424)	$—	$42,889

Cash flows from investing activities:
Capital expenditures for property and equipment	—	(37,321)	(22,134)	—	(59,455)
Capital expenditures for software	—	(6,935)	(1,910)	—	(8,845)
Acquisitions, net of cash acquired	—	(3,467)	(4,552)	—	(8,019)
Proceeds from asset sales	—	3,114	—	—	3,114
Other investing activities	—	(1,416)	(3,971)	—	(5,387)

Net cash used in investing activities	—	(46,025)	(32,567)	—	(78,592)

Cash flows from financing activities:
Borrowings of long-term debt	—	217	155	—	372
Repayments of long-term debt	—	(1,043)	(520)	—	(1,563)
Increase in Due to Parent, net	—	152,971	109,804	—	262,775
Increase (decrease) in receivables facility, net	—	(194,835)	(29,939)	—	(224,774)
Cash distributions to noncontrolling investors	—	—	(1,623)	—	(1,623)
Purchases of shares from noncontrolling investors	—	(526)	(411)	—	(937)

Net cash provided by (used in) financing activities	—	(43,216)	77,466	—	34,250

Net change in cash and cash equivalents	—	(1,928)	475	—	(1,453)
Cash and cash equivalents at beginning of period	—	2,452	107	—	2,559

Cash and cash equivalents at end of period	$—	$524	$582	$—	$1,106

QUORUM HEALTH CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (CONTINUED)

Condensed Consolidating and Combining Statement of Cash Flows

Year Ended December 31, 2014

(In Thousands)

	Parent	Other	Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net cash provided by operating activities	$—	$38,689	$4,355	$—	$43,044

Cash flows from investing activities:
Capital expenditures for property and equipment	—	(50,985)	(18,081)	—	(69,066)
Capital expenditures for software	—	(52,044)	(9,010)	—	(61,054)
Acquisitions, net of cash acquired	—	(31,411)	(110,583)	—	(141,994)
Proceeds from asset sales	—	(112)	370	—	258
Other investing activities	—	514	(756)	—	(242)

Net cash used in investing activities	—	(134,038)	(138,060)	—	(272,098)

Cash flows from financing activities:
Borrowings of long-term debt	—	60	50	—	110
Repayments of long-term debt	—	(1,265)	(366)	—	(1,631)
Increase in Due to Parent, net	—	(11,928)	123,614	—	111,686
Increase (decrease) in receivables facility, net	—	110,142	11,922	—	122,064
Cash distributions to noncontrolling investors	—	—	(1,489)	—	(1,489)

Net cash provided by financing activities	—	97,009	133,731	—	230,740

Net change in cash and cash equivalents	—	1,660	26	—	1,686
Cash and cash equivalents at beginning of period	—	792	81	—	873

Cash and cash equivalents at end of period	$—	$2,452	$107	$—	$2,559

Quorum Health Corporation

Offers to Exchange

11.625% Senior Notes due 2023

PROSPECTUS

April 17, 2017

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

Until July 16, 2017 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in the exchange offer may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.